6/19


07024598

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Ferrovial SA

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 2 1 2007
THOMSON FINANCIAL

FILE NO. 82- 04939 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DATE: 6/20/07

Annual Report 2006

082-04939

RECEIVED
2007 JUN 19 A 4:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARIS
12-31-06



Grupo

ferrovial

IRELAND
- Toll roads (2).
- Belfast Airport.
- Construction.

CANADA
- Toll road: 407 ETR.
- Handling.

USA
- Toll roads: Chicago Skyway. Indiana Toll Road. Segments 5 and 6 of Highway SH130.
- Webber Group (construction).
- Handling.
- Trans-Texas-Corridor.

PORTUGAL
- Toll roads (3). Construction.

ITALY
- Toll roads (1).
- Construction.
- Handling.

CHILE
- Toll roads (5).
- Cerro Moreno Airport.
- Construction.

World operations in 2006


GROWTH AND PROFITABILITY
REVENUES | CAA 23%
million euro
12,355
3,598
4,240
5,040
6,026
7,254
8,321
2000 2001 2002 2003 2004 2005 2006
OPERATING INCOME | CAA 32%
million euro
1,459
271
389
485
615
717
714
2000 2001 2002 2003 2004 2005 2006
NET INCOME | CAA 44%
million euro
1,426
1,090
159
218
456
198
341
45
528
239
416
2000 2001 2002 2003 2004 2005 2006
NO. OF EMPLOYEES |
million euro
88,902
24,208
23,522
28,454
34,348
49,892
57,247
2000 2001 2002 2003 2004 2005 2006


INTERNATIONAL
Revenues
2000
68%
€ 3,598 million eu
EBIT
2000
63%
€ 271 million eur

ITED KINGDOM
IAA.
Amey (services).
Bristol Airport.
Handling.
Construction.

POLAND
• Handling.
• Construction (Budimex).
• Real state.

SWITZERLAND
• Swissport.
• Handling.

GREECE
• Toll road (1).
• Construction.

AUSTRALIA
• Sydney Airport.

Also handling activity

TION



International
Spain
2006
41%
59%
€ 12,354.6 million euro
International
Spain
2006
28%
72%
€ 1,459.1 million euro

DIVERSIFICATION

CONSTRUCTION	
Revenues	5,146.4
EBIT	279.8
Margin (%)	**5.4%**
Backlog	8,023.0
Operating cash flow	173.8
INFRASTRUCTURE	
Revenues	2,972.2
EBIT	906.0
Margin (%)	**30.5%**
Backlog	4,188.0
Operating cash flow	250.7
SERVICES	
Revenues	4,300.0
EBIT	273.6
Margin (%)	**6.4%**
Backlog	8,629.0
Operating cash flow	216.3

Revenues
Recurring activities (construction and real estate)
Cyclical activities (infrastructure and services)
2000
12%
88%
€ 3,598 million euro
2006
41%
59%
€ 12,354.6 million euro

EBIT
Recurring activities (construction and real estate)
Cyclical activities (infrastructure and services)
2000
39%
61%
€ 271 million euro
2006
19%
81%
€ 1,459.1 million euro

2006 in figures

	2006	2005	2004	2003	2002	2001	2000	%06/05	CAA%06/00
Financial data									
Net sales	12,355	8,321	7,254	6,026	5,040	4,240	3,598	48%	23%
Operating income	1,459	714	717	615	465	369	271	104%	32%
Net income	1,426	416	529	341	456	218	159	243%	44%
Earnings per share	10.18	2.97	3.77	2.43	3.25	1.56	1.14	243%	44%
Total assets	54,980	21,498	15,161	14,552	11,267	10,981	8,821		
Equity	6,662	2,968	2,518	1,754	1,495	1,198	1,050		
Gross capital expenditure	4,446	1,665	989	862	541	430	567		
Net debt/(Cash)	3,064	272	(139)	591	(303)	267	417		
Total gross dividend	140	126	115	84	92	56	39		
Operating data									
Number of employees	88,902	47,247	49,892	34,347	28,454	23,522	24,206		
Construction backlog	8,023	7,500	6,721	6,106	5,922	5,599	5,283		
Services backlog	8,629[1]	7,174[1]	4,973[1]	5,177[1]	816	718	729		
Ratios									
EBIT margin	11.8%	8.6%	9.9%	10.2%	9.6%	9.2%	7.5%		
Net margin	11.5%	5.0%	7.3%	5.7%	9.0%	5.1%	4.4%		
ROE	51.1%	11.2%	17.2%	20.0%	33.9%	19.4%	16.1%		
Leverage	46%	9%	-	34%	-	24%	39%		
Pay-out	10%	30%	22%	25%	21%	26%	24%		
Per share data									
Capitalisation	10,373	8,205	5,515	3,897	3,387	2,762	1,908		
Year-end share price	73.95	58.50	39.32	27.78	24.15	19.69	13.60		
Average daily trading volume (value)	47.9	27.5	12.7	12.0	10.2	6.3	4.6		
Gross dividend per share	1.00	0.90	0.82	0.60	0.67	0.41	0.28		
Appreciation in the year	26%	49%	42%	15%	23%	45%	-6%		
No. of shares at year-end	140,264,743	140,264,743	140,264,743	140,264,743	140,264,743	140,264,743	140,264,743		

Since Ferrovial Inmobiliaria was sold on 28 December 2006, International Financial Reporting Standards require that it be classified under "Discontinued operations". Consequently, Ferrovial's consolidated 2006 financial statements include this business unit by considering only its contribution to net income. The other income statement line-items include only the Polish real estate business. For comparison purposes, the 2005 figures have been restated using the same criterion.

(1) Does not include the Tube Lines backlog.

(*) 2004, 2005 and 2006 data conform to IAS.

2000, 2001, 2002 and 2003 data conform to Spanish GAAP.

In million euro.



FSC
Cert no. CQ-COC-000010

This Annual Report is printed on Symbol Freelife Satin. The virgin fibre used in making this kind of paper is from forests managed under criteria of sustainability and certified independently to the standards of the Forest Stewardship Council (FSC).

Dear Shareholders,

2006 has been a landmark financial year for the company, with net profits of 1,426 million euros and an important stock market revaluation for the sixth year in succession.

The acquisition of BAA, the largest private airport management company in the world, was the year's high point. This was the culmination of an investment of more than 8,000 million euros since the year 2000. Together with the favourable development of our key businesses, this acquisition has elevated Grupo Ferrovial to a new level, with turnover from our activities outside Spain representing 60% of sales and 72% of the net consolidated operating profit.

There has also been significant 'disinvestment' during the past financial year. The acceptance of a presented offer for purchasing the Real Estate Division can be seen within the context of a concentration of the Group's key activities. The company has also sold its stake in Bristol Airport as well as Europistas – a consortium that Ferrovial co-founded in 1968, facilitating entry into the concession business.

Ferrovial has sought to reaffirm its capacity for investment and to improve its debt standing, allowing for continued expansion and helping to maintain our position as sector leaders in the design, construction, financing and operation of transport infrastructures.

However, there has been much more to the Group's activities than grand-scale financial operations. The success of the Group, with assets approaching 55 billion euros and a 100,000-strong workforce, is based on the quality of its teamwork and its ability to attract, motivate, train and retain talent. It is our plan, therefore, to establish ourselves as the number one employment option for the sector's top professionals. To this end, we have set up the Ferrovial University. Classes began during the first quarter of 2007 with specific courses aimed to improve health and safety at work and encourage a healthy work-life balance.

These activities have been recognised by independent analysts. For the fifth consecutive year, Ferrovial is the only Spanish construction group to be quoted on the Dow Jones Sustainability Index, leading the ranking of the worldwide construction sector. The Group is also a member of the prestigious FTSE4Good (Footsie for Good) Index, which verifies the Corporate Responsibility of the world's leading companies. Similarly, the most recent report from the Innovest Strategic Value Advisors places us among the 100 most sustainable companies on the planet, with an "AAA" Rating. This reflects the high standards of Ferrovial's environmental and social risk management.

Integrity is key – this is what builds and maintains our reputation and we always seek to achieve the highest possible working practices. With this in mind, we have introduced a number of control and communication systems into our internal codes of conduct – regulations which keep us up to speed with today's standards.

I trust that, having read this report, you will be convinced of our commitment to long term quality management across our business. Your recognition of this commitment and your continued support will undoubtedly be of great assistance as we tackle fresh challenges and explore new horizons.



Rafael del Pino
Chairman of Ferrovial
March, 2007

BOARD OF DIRECTORS

CHAIRMAN

Rafael del Pino

Executive and proprietary

Chairman of the Board of Directors since 2000

Degree in Civil Engineering.

MBA, Sloan School of Management, MIT.

Member of the Board of Directors of Banesto.

CEO of Grupo Ferrovial since 1992 and its Chairman since 2000.

DEPUTY CHAIRMAN

Santiago Bergareche Busquet

Independent

Member of the Board of Directors since 1999

Degree in Economics and Law (Deusto Commercial University).

Non-executive Chairman of Dinamia Capital Privado.

Director of Vocento and Gamesa.

Joined the Group in 1995 as Chairman of Agromán. He was CEO of Grupo Ferrovial between February 1999 and January 2002.

Jaime Carvajal y Urquijo

Independent

Member of the Board of Directors since 1999

Degree in Law (Madrid) and M.Sc. in Economics (University of Cambridge, UK).

Chairman of Advent Internacional (Spain), Parques Reunidos, Ericsson España and ABB, S.A., Director of Lafarge Asland, Aviva and Solvay Ibérica. Among other positions held, he is a former Chairman of Ford España.

CHIEF EXECUTIVE OFFICER

Joaquín Ayuso García

Executive

Member of the Board of Directors since 2002

Degree in Civil Engineering.

Joined Ferrovial in 1982. Was General Manager of the construction area from 1992 to January 2002.

DIRECTORS

Fernando del Pino y Calvo-Sotelo

Proprietary

Member of the Board of Directors since 1999

Degree in Economics.

Worked at Chase Manhattan Bank and was a member of the management team at the Del Pino Group Family Office. He currently manages an independent investment company.

María del Pino

Proprietary

Member of the Board of Directors since 2000, first representing Profesa Investments B.V. and representing Casa Grande de Cartagena S.L. from 2003 onwards.

Was elected member of the Board of Directors through co-option in 2006.

Degree in Economics and PDD from the Instituto de Estudios Superiores de la Empresa (IESE).

Deputy Chairwoman of Rafael del Pino Foundation.

Deputy Chairwoman of Casa Grande de Cartagena S.L.

Member of the Board of Trustees of Codespa Foundation.

Member of the Board of Trustees of the Spanish Cancer Association Scientific Foundation.

Eduardo Trueba Cortés

Proprietary

Member of the Board of Directors since 2000 (representing Portman Baela, S.L.)

Degree in Economics and Law (ICADE).

He has managed the Del Pino Group Family Office since 1993.

Juan Arena de la Mora

Independent

Member of the Board of Directors since 2000

Ph.D. in Engineering (ICAI), Degree in Business Administration, Degree in Psychology.

Diploma in Tax Studies and AMP (Harvard Business School).

Director of Bankinter since 1987 and CEO since 1993.

Chairman of Bankinter since 2002.

Santiago Eguidazu Mayor

Independent

Member of the Board of Directors since 2001

Economist, Civil Service Economist and Trade Expert.

Chairman of Grupo Nmás 1.

Director of Vocento. Formerly Partner, CEO and Deputy Chairman of AB Asesores and Deputy Chairman of Morgan Stanley Dean Witter.

Gabriele Burgio

Independent

Member of the Board of Directors since 2002

Degree in Law and MBA (INSEAD, Fontainebleau).

Executive Chairman of NH Hoteles since 1999.

CEO of Jolly Hotels S.p.A since 2006.

Former CEO of Cofir and worked for Bankers Trust in New York and Manufacturers Hanover in Italy.

DIRECTOR AND SECRETARY

José Mª Pérez Tremps

Executive

Member of the Board of Directors since 1992

Degree in Law.

Council of State Lawyer and member of the Higher Corps of Civil Administrators of the State. Former Secretary of the Board of Directors and Legal Adviser of the Instituto Nacional de Industria.

General Secretary of Grupo Ferrovial since 1990.


4
3
7
1
2
8
5
6

MANAGEMENT COMMITTEE

CHIEF EXECUTIVE OFFICER

Joaquín Ayuso García (1)

Degree in Civil Engineering. Born in 1955. Joined Ferrovial in 1982 and was appointed General Manager of the construction area in 1992, occupying this position until January 2002.

GENERAL MANAGER OF THE REAL ESTATE DIVISION

Álvaro Echániz Urcelay (2)

Degree in Business Studies. Born in 1960. Joined Ferrovial with the take-over of Agromán, a company in which he held the position of Chief Financial Officer. Formerly Chief Financial Officer of Cintra between 1999 and September 2002.

DIRECTOR AND GENERAL SECRETARY

José Mª Pérez Tremps (3)

Degree in Law. Council of State Lawyer and Member of the Higher Corps of Civil Administrators of the State. Born in 1952. Joined Ferrovial in 1990 as General Secretary, and has also been a Director of the Group's parent company since 1992.

CHIEF FINANCIAL OFFICER

Nicolás Villén Jiménez (4)

Degree in Industrial Engineering, and awarded an MBA (University of Columbia) and an M.Sc. (University of Florida). Born in 1949. Joined Ferrovial in 1993.

GENERAL MANAGER OF THE CONSTRUCTION DIVISION

José Manuel Ruiz de Gopegui (5)

Degree in Civil Engineering. Born in 1954. Joined Ferrovial in 1981 and since then has been the Delegate for Aragon, Area Manager, having been Interior Construction Manager from 1999 to January 2006..

GENERAL MANAGER OF HUMAN RESOURCES

Jaime Aguirre de Cárcer y Moreno (6)

Degree in Law and Business Management (ICADE-ICAI). Born in 1951. Joined Ferrovial in 2000.

GENERAL MANAGER OF THE INFRASTRUCTURES DIVISION

Juan Béjar Ochoa (7)

Degree in Law and Business Science (ICADE). Born in 1957. Joined Ferrovial in 1991 and has held the positions of Diversification Manager and General Manager of Development. He has been General Manager of the infrastructure concessions area since 1998.

GENERAL MANAGER OF THE SERVICES DIVISION

Íñigo Meirás Amusco (8)

Degree in Law and MBA (Instituto de Empresa). Born in 1963. Joined Ferrovial in 1992 and was General Manager of Autopista del Sol toll road and Toll roads Manager for Cintra until November 2000.






DESCRIPTION
OF GROUP


BUSINESS
EVOLUTION

Once its seed is being planted the Japanese bamboo takes seven years to sprout. Good manuring and constant irrigation are apparently in vain. But after seven years, in only six weeks time, the bamboo can grow more than thirty metres. This growth capacity is not casual: a few years of apparent inactivity were needed, for this bamboo tree to create a complex roots system to make its development a sustainable growth.



Gatwick Airport (London, UK)

The acquisition of BAA, the largest private airport operator in the world, was a decisive step forward in Ferrovial's strategy for global, sustainable growth.

The new Ferrovial
Evolution of EBIT 2000-2006

Services 2%
Real Estate 27%
Construction 34%
Infrastructures 37%

Services 19%
Construction 19%
Infrastructures 62%

Internationalisation
EBIT 2006 by geographical area

Other countries 1%
Rest of Europe 6%
Chile 5%
Spain 28%
Canada and USA 23%
United Kingdom 45%


Gates 2-12

8.7
billion euro in gross investment since 2000

76%
of investment is made outside Spain

3.6
billion euro invested in BAA's adquisition

59%
of turnover is generated outside Spain

Acquisitions are always made achieving majority positions in order to manage the companies acquired

or Grupo Ferrovial, 2006 was a milestone in the development of its business model from construction towards infrastructure. The acquisition of BAA – the largest private airport operator in the world – was also a decisive step forward in the company's strategy for global, sustainable growth.

Through an intense investment policy, 8.7 billion euro since 2000, Ferrovial has made the most of the resources generated by construction – a business that is not very capital-intensive, generating a high cash flow, but with a low, cyclical margin – to become involved in large transport infrastructure operations at an international level. These projects are more capital-intensive, with more visible, stable revenues and, above all, with a higher margin. Ferrovial has used construction as asolid base for financing expansion to other more profitable businesses that have the capacity to generate more cash flow in the long term.

The variations in the cash position in 2006

Debt initial position year 2006	**-271.8**
Operative flow	**806.9**
Investment flow	**-3,239.6**
Investment	-4,425.9
Disposals	408.7
Net disposal discontinued activity	777.7
Capital flow	
Dividends	-147.5
Currency	-78.0
Interests paid/received	-134.2
Final year 2006 debt position	**-3,064.2**

The value creation model in all Grupo Ferrovial companies is integrated in business management's aim to achieve the best possible gross operating income (EBITDA). For this reason, acquisitions are always made with the end goal of attaining majority positions in order to manage the companies acquired and not only obtain profitability as mere financial investments.

The acquisitions Ferrovial has made work in a similar way to construction (managing business project) and have given Ferrovial the capacity to achieve more efficient management than the rest of the DBFO (Design, Build, Finance and Operate) operations in transport infrastructure.

Ferrovial's purchase of BAA has been a major step forward in this strategy. The Group has invested 3,672.1 million euro to take over almost 62% of the British company. It has doubled its EBITDA to over 2 billion euro and now has over 100,000 employees.

The BAA acquisition has also demonstrated the Group's global scale: over half of its workers are now non-Spanish and the British markets are being established as new "national markets". In today's Ferrovial, the UK activities – including companies like Amey and the company holding the concession contract for several London underground lines – now generates 33% of revenues, a similar figure to that in the Spanish market. Most Ferrovial revenues no longer come from Spain. Specifically, 59% of sales are generated outside Spain. This percentage rises to 73% for the EBITDA.



72%
of EBIT comes from outside Spain

81%
of EBIT is generated by recurrent activities

87%
of gross investment is made in UK

Aberdeen Airport (Scotland, UK)

The airport market has the potential for the highest growth over the next few years

At the end of 2006, Ferrovial had the largest balance sheet in the sector. But what is most important, from the point of view of sustainable growth, is the capacity for generating business, since 82% of the EBITDA is now recurring. New opportunities in induced construction work are also opening up, and the airport market has perhaps the highest potential for growth over the next few years. In particular, consolidation of low cost airlines will double European air traffic over the next fifteen years. This trend will undoubtedly be of benefit to Ferrovial, which has taken up a strong position in airports and in handling through subsidiary Swissport. The Group is better placed than its competitors to take advantage of this growth.

The BAA acquisition has also led to a reduction in country risk. Ferrovial's income now no longer depends on the Spanish construction market. In fact, the company's current profile shows a balance between the three main businesses – construction, infrastructure and services – with more operations in the international market than in the Spanish market.

The investment and divestment cash flow in 2006

dec-06	Investment	Disposal	Total
Construction	-60.0	3.0	-57.0
Real Estate	-2.0	577.7	575.7
Infrastructures	-4,156.5	399.7	-3,756.8
Services	-204.2	6.0	-198.2
Others	-3.3	200.0	196.7
TOTAL	**-4,425.9**	**1,186.4**	**-3,239.6**

A step like the acquisition of BAA is not taken lightly. However, Grupo Ferrovial's vast experience in other previous acquisitions and in improving the management of these companies shows that it has the management teams and know-how to achieve success. Since 2000, the company has been able to successfully complete the integration of other large companies it has acquired such as construction companies Budimex (2000), Webber (2005), the British Amey (2002) and the Swiss Swissport (2005).

This new international profile is the primary reason for the sale, at the end of 2006, of the Ferrovial real estate division to Habitat Grupo Empresarial for 2.2 billion euro. While the property business has shown that it is maintaining good growth margins, acceptance of the offer was part of the Ferrovial business logic and strategy. Over half of Group revenues are now being generated outside Spain and international markets account for a growth in revenue of 87.7%.

Through this sale, which does not affect real estate activities in Poland, Ferrovial is renewing its investment capacity and improving its financial position. It means the Group will be able to consolidate its leading position in major transport infrastructure operations at an international level. The sale of the real estate division also leaves the Group structure almost perfectly balanced between the three main businesses of the company (construction, infrastructure and services) from the point of view of sales.

Ferrovial has increased its financial capacity and extend the asset's maturity over the past 73 years

Construction

Construction continues to be Ferrovial's main focus for the future. The strength of the Spanish market, due primarily to investment in Regional Government infrastructure, a selective position in foreign growth markets, plus the sizeable cash flow which this area generates are all determining factors for maintaining this business as a key area for company strategy.

Outside Spain, the Construction division has been working for some years on taking up a position in markets with considerable growth potential, mainly Eastern Europe (acquisition in 2000 of Budimex, Poland's largest construction company) and the US (acquisition one year ago of Webber, a construction Group with a sizeable presence in Texas, the second-largest infrastructure market in the US). This activity outside Spain will also continue to be linked to the development of other businesses that generate induced construction work, for example infrastructure concessions and services.

Infrastructure

With almost 40 years' experience in the field, Ferrrovial is now one of the world's largest private-sector transport Infrastructure development Groups, with 20 toll road projects awarded (in Spain, Portugal, Ireland, Chile, Greece, Canada and the United States) and 253,023 parking spaces (mainly in Spain). Managed investments total 14 billion euro. Alongside this are BAA's seven UK airports, and its stake in airports in Australia, Europe and the USA.

The Group's toll road and parking business is run by Cintra, a subsidiary listed in the Stock Exchange of Madrid. The company has over 7.8 billion euros in consolidated assets and operates over 2,500 kilometres of toll roads. During the year, Cintra signed new concession contracts in Spain, Ireland, Chile, Greece, Portugal and the US. The company obtained one of the main toll road privatisations in the US, the Indiana Toll Road.


CONSTRUCTION
Revenues
2,969
3,432
3,789
3,601
3,583
4,387
5,146
2000
2001
2002
2003
2004
2005
2006
EBIT and Construction EBIT margin
3.2%
3.6%
4.1%
4.7%
4.7%
4.8%
5.4%
96
123
155
168
170
210
280
2000
2001
2002
2003
2004
2005
2006


INFRAESTRUCTURES
Revenues
1,980
BAA
257
346
450
524
614
760
947
2000
2001
2002
2003
2004
2005
2006
EBIT and Infrastructure EBIT margin *
(*) BAA EBIT margin IS 26.9%
40.5%
46.5%
46.9%
46.8%
40.1%
39.7%
31%
533 BAA
104
161
211
245
246
302
373
2000
2001
2002
2003
2004
2005
2006

In today's Ferrovial, the British market generates 33% of all revenues, a similar percentage as Spanish market


VORKFORCE
IN
ROAD

Empleados de Amey en el Reino Unido

Services

The Services activity is focused on growth in municipal services (street cleaning, municipal and industrial solid waste collection and treatment and gardening), facility management and end-to-end transport infrastructure management and, since 2005, it has been strengthened with the acquisition of Swissport, the world's largest independent handling operator.


SERVICES
Revenues
194
215
340
1,358
2,445
3,200
4,300
2000
2001
2002
2003
2004
2005
2006
EBIT and Services EBIT margin
3.6%
5.6%
5.3%
5.2%
6.5%
6.7%
6.4%
7
12
18
71
159
273.6
2000
2001
2002
2003
2004
2005
2006

Growth

These three main businesses - Construction, Infrastructure and Services - are fundamental to the future of Ferrovial. Although the Group's debt profile has increased in recent years, it is backed by an increased capacity for generating long-term cash flow. Furthermore, much of this debt is without recourse to the Group parent company, whose debt has been reduced, especially since the sale of the real estate division. The new profile of Ferrovial, oriented towards infrastructure DBFO operations (design, build, finance and operate), is that of a company with strong but sustainable growth: it has increased the quality of its asset portfolio and, its maturity period, which is another key element in its capacity to create long-term value.

This sustainable development strategy is starting to be recognised in financial markets. Ferrovial figures among the 100 leading companies with "AAA" classification due to its practices in environmental, social and corporate governance management and its capacity to create new business opportunities in this area, according to the latest rating prepared by Innovest Strategic Value Advisors.

The Group has also been selected by AIS (International Sustainability Analysts) in the construction and engineering sector for the Triodos selective investment fund. For the fifth year running, Ferrovial was the only Spanish construction group selected in DJSI World and DJSI STOXX. And, for the second year running, the Group is a member of the prestigious FTSE4Good (Footsie for Good) index.


06
DOW JONES
SUSTAINABILITY INDEXES


CONSTRUCTION



Hotel Marques de Riscal in Elciego (La Rioja Alavesa, Spain)

Ferrovial is one of the most important European construction company with 14% growth in the Spanish market and 24% internationally

Ferrovial Agromán

This company heads the Group's construction division carrying out work across all areas of civil engineering and building. In civil engineering, the company designs and builds roads, railways, hydraulic works, maritime works, infrastructure, hydroelectric and industrial works. Ferrovial Agromán also has a large backlog of non-residential property and home construction projects. In 2006, revenues, excluding Budimex and Webber, came to 4 billion euro, with a backlog of 6.8 billion euro.



Further information:
www.ferrovial.com

Cadagua

This water and waste treatment plant engineering and construction company is the Spanish market leader with recognised international prestige in seawater desalination plants. In 2006, the company generated 149 million euro revenue and had a backlog of 676.8 million euro.

Further information:
www.cadagua.es

Budimex

Budimex has been Ferrovial's Polish construction subsidiary since 2000 and it is Poland's largest construction company in terms of business volume and market capitalisation. The company's main activity is the construction of all types of works (civil, building and industrial), which it complements with a growing presence in the real estate market. In 2006, the company's revenues stood at 789 million euro and it had a backlog of 688 million euro.



Further information:
www.budimex.com.pl

Webber

Webber was acquired by Ferrovial in September 2005 and its activities are focused on the construction of civil engineering infrastructure. It is one of the three largest construction groups in Texas and the leader in aggregate recycling production and distribution. In 2006, the company's sales reached 322 million euro and it had a backlog of 504 million euro.



Further information:
www.webber.com



Arco de los Tilos on the island of La Palma (Canary Islands, Spain)

Summary of the year



Customers in Spain
Percentage Construction backlog in Spain distributed by customer type
Autonomous Regional governments 19%
Group companies 4%
Central Govt 34%
Local agencies 7%
Private customers 31%
Other concession contracts 5%

Increased production was accompanied by a growth in profitability with the EBIT margin standing at 5.4%, a rise of 0.6 points to 70 million euro. This increase is largely due to an improvement in the global markets where margins have grown from 2.0% to 4.1%. In Spain, margins stood at 6.4%, up from 5.6% in 2005.

The Ferrovial project backlog now totals 8,023 million euro and guarantees production over 18.6 months. As a result, the 2006 figure shows a 7% increase on December 2005 (7.5 billion euro).

The Spanish market accounted for 69% of total investment with the remaining31% in the foreign market.

In Spain, Ferrovial has maintained its position as a leading company in terms of contracts with private clients – these clients account for 31% of the total backlog.

Ferrovial saw a sharp rise in sales in both its Spanish construction activities (14%) and international activities (24%). Budimex, the Ferrovial Group's Polish construction company, made an especially important contribution to this performance, achieving 17% growth due to an increase in the number of projects in the real estate business. Budimex, saw a 43% increase in volume compared to 2005 and a 52% increase in the number of new contracts. Backlog was also up by 26% to 688 million euro.

The international backlog grew by 32% with concessions such as the Ionian toll road in Greece (worth 309 million euro), the Las Azores toll road in Portugal (269 million euro) and the Indiana Toll Road in the United States (198 million euro).

Ferrovial's presence in the United States has been strengthened by the acquisition of the Webber Group in September 2005. This Group is one of the largest companies in Texas involved in the construction of civil engineering infrastructure. Over the year, Webber increased volume by 27% and backlog by 11%, compared to 2005.

Backlog outside Spain
Percentage distribution of backlog outside Spain by country

United Kingdom 3%, Portugal 11%, Poland 30%, Greece 13%, Chile 3%, Ireland 3%, Italy 8%, United States 26%, Puerto Rico 3%



Markets
Percentage projects in and outside Spain
Total: 8,023 million euro
Outside Spain 31%
In Spain 69%



Backlog
Percentage backlog composition by type of work
Non-residential 18%
Civil engineering 56%
Residential 16%
Industrial 10%



Growth
Construction backlog. Million euro
5,922
6,106
6,721
7,500
8,023
2002
2003
2004
2005
2006



Extension of Line 5 of the Madrid Metro (Spain)

Metro

During 2006, Ferrovial Agromán completed a new tunnel connection between the Moncloa and Argüelles stations on Line 3 of the Madrid Metro. The tunnel is 250 metres long, a full 200 metres shorter than the previous tunnel which was one of the oldest in the network. In addition, infrastructure was built for the installation of 4 tracks (2 for depots and 2 for the line tunnel) and passenger accessibility was enhanced through the installation of 32 lifts and 29 escalators.

Late November saw the inauguration of the extension to Line 5 of the Madrid Metro with the opening of two new stations: Alameda de Osuna and El Capricho. The extension, which is 2.4 kilometres long, was built solely by Ferrovial Agromán.

The completed works comprise construction of an intermodal transfer facility for four metro lines, spanning a surface area of 11,400 square metres and six floors (from level 0 to level 30), as well as over 35,000 square metres of underground. 1,090 metres of tunnel were built by hand using the traditional Madrid method on the extension of Metro Line 1 and 760 metres of tunnel were built using the same method on the Line 10 second tunnels. The works also involved the construction of three telescopes to allow movement of trains on Line 10 onto the second tunnel lines.

Other major works included the construction of six sections of Line 9 of the Barcelona Metro, managed by GISA, under the 2001-2010 Master Plan for Public Transportation Infrastructure. This new metropolitan line is 41 kilometres long and has 43 stations.

Railways

Ferrovial Agromán has completed the new link between the Atocha and Chamartín stations on the Nuevos Ministerios-Chamartín de Madrid line section, for a total of 68.7 million euro. The works have been completed, but the link will not be opened until other sections of the project are finished.

A joint venture (JV) in which Ferrovial Agromán has an interest of 90% is currently carrying out the civil engineering for the dualling of the Italian Rail Network's San Lorenzo al Mare-Andora line in the Italian region of Imperia. The project is valued at 287.16 million euro.



Pajares Tunnel (Asturias, Spain)

New contract awards

In November, the Spanish Ministry of Development's Directorate General of Railways awarded the contract for the construction of the new Orense-Lugo high-speed line along the San Julián bypass to Ferrovial Agromán. Ferrovial will have a majority interest (75%) in the JV. The project budget totals 78 million euro.

In Spain, Administrador de Infraestructuras Ferroviarias (ADIF), the national rail infrastructure manager, awarded Ferrovial the contract for the construction of the platform for the new Levante high-speed railway (Madrid-Region of Murcia) along a section linking Arcas del Villar and Fuentes. The project budget totals 72.8 million euro.

Ferrovial has already built 350 kilometres of tunnel: 10 times the length of the English Channel tunnel



Ocaña-La Rioja toll road (Spain)

Toll roads and trunk roads

In late July, the new Ocaña-La Roda (AP36) toll road was opened to the public almost 5 months ahead of schedule. Spanning 177 kilometres, it offers drivers an alternative to the current N-III road for access to the Spanish Levante region. It is a new, high-capacity road whose project budget totalled 565 million euro. The concession period lasts 36 years (until February 2040), however this may be extended by between one and a maximum of four years if certain quality criteria relating to heavy vehicle data collection, accident rates, road congestion, waiting times at toll plazas, pavement condition and user service quality are met.

Ferrovial has also completed the Pesquera-Reinosa section of the Cantabria-Meseta trunk road, which links northern and central Spain. The section is 8.6 kilometres long and involved investment of over 112 million euro – largely due to the works' technical complexity. 14 viaducts and a double tunnel were built, to which five underpasses and a wildlife bridge must be added. Ferrovial is currently building the Molledo-Pesquera section of the same road.

In addition, Ferrovial Agromán completed the full Camino de Castilla (Elche, Spain) trunk road, which improves traffic flow between the A-31 (Madrid-Alicante) and A-7 (Madrid-Murcia) toll roads. The section, opened in February 2006, is 6.2 kilometres long and includes 17 passes.

In Chile, work has begun on the construction of a southern access road to Santiago from Route 5, which links the cities of San Fernando and Talca. The contract for this toll road, property of Cintra, was awarded to Ferrovial Agromán in 1999 and is valued at 336.1 million euro.

The award included the planning, maintenance and construction of the Santiago-San Fernando and San Fernando-Talca sections of the Route 5 toll road, as well as the Rancagua bypass and the southern access road to Santiago.

In the United States, Webber was involved in the improvement of access roads to the city of Harris (Houston, Texas) from the Nasa Road-Harris and SH-249-Haris toll roads (20 million and 18.2 million euro, respectively). It also participated in a project to improve the link between Interstate 10 and the Texan city of Chamber County, work which totalled 15.1 million euro.



Cantabria-La Meseta trunk road (Spain)



Madrid Calle 30 (Spain)

Last July, work was completed on the excavation and cladding phase of the northern tunnel on the southern bypass of the M-30, Madrid's major ring road. The infrastructure is 3,578 metres long.

The project, awarded in 2004 by the City of Madrid, links Paseo de Santa María de la Cabeza to the N-III road.

The contract is valued at 258.7 million euro and is a joint venture in which Ferrovial has a 50% interest. To carry out the works, the world's largest tunnel-boring machine, the Dulcinea, was built. The machine has a 15.2-metre diameter, uses 22,000 kilowatts of power and has the capacity to carry out excavation and cladding at the same time. The works were officially opened in March 2007.

The construction of this tunnel will reduce by 1.5 kilometres the route travelled by the 260,000 drivers that take the southern section of the M-30 each day, one third of whom will now use the new tunnels.

Finally, the City of Madrid also awarded Ferrovial Agromán the contract for the underground routing of the Puente de Segovia-San Isidro section of the M-30. The works, with a budget of 213.21 million euro, were inaugurated in January 2007.

New contract awards

Ferrovial's international backlog grew by 33% with major concessions such as the Ionian toll road in Greece (worth 309 million euro), the Las Azores toll road in Portugal (269 million euro), and the Indiana Toll Road in the United States (198 million euro).

Other project awards in the United States, via Webber, include the refurbishment of Interstate 610 in Harris County (Houston, Texas) for 60 million euro and the replacement of roads and structures on Interstate 35 in Ellis County south of Dallas (Texas), for 47 million euro.

In Spain, the Department of Infrastructure, Transport and Housing of the Canary Island Government awarded Ferrovial a contract for the construction of the new Adeje-Santiago del Teide road and the link to the Fonsalia (Tenerife) port. This is a joint venture in which Ferrovial has an interest of 55% and the project budget totals 159.8 million euro.

In addition, Sociedad Estatal de Infraestructuras del Transporte Terrestre (SEITT), the Spanish state land transport infrastructure company, awarded Ferrovial the contract for the construction of a section of the new western ring road in Malaga (Spain) designed to link the AP7 toll road with the MA-417 road. The project budget totals 98.3 million euro.



New Calle 30 tunnel (Madrid, Spain)

To date, Ferrovial has built 2,500 kilometres of toll road (equal to the distance between Lisbon and Warsaw), laid 12,000 kilometres of new trunk road and dual carriageway (enough to span the perimeter of the United States) and conditioned and improved 24,000 kilometres of road (three times the distance from London to Peking)



Wastewater treatment plant (EDAR) in Gryfino (Poland)

Desalination plants

Ferrovial is carrying out works for the largest desalination plant in Europe, in Campo de Cartagena (Spain), for the sum of 24.8 million euro. The facilities will have the capacity to produce 50 cubic hectometres of drinking water a year, an amount that can be increased to 57 cubic hectometres. This is enough to supply a population of 2 million and guarantee around 6,000 hectares of irrigated land.

Cadagua was awarded the contract for the Águilas (Spain) desalination plant to provide irrigation water to the region of Murcia, valued at 239 million euro. The project includes solar panels for energy recovery, this energy is used for the heating of onsite drinkable water and the facility's lighting system.

The seawater desalination plant in Alicante, opened in early 2007, has the capacity to produce 5,000 cubic metres of desalinated water per day. This project had a budget of 67.14 million euro.

Water treatment plants

Ferrovial's subsidiary Cadagua specialises in the construction and operation of water treatment plants. In July 2004, the company was awarded the contract for the enlargement of the Bens wastewater treatment plant (EDAR) in A Coruña. The 70.3 million euro project will help improve the city's sewage treatment and disposal systems.

Ferrovial was also awarded the contract for enlargement works at the Arenales wastewater treatment plant in Elche (Spain). The project includes investment of over 7 million euro and involves the laying of pipelines required to reuse the treated waters. This will give rise to a flow of approximately 1.5 cubic hectometres for agricultural purposes.

Other works

Ferrovial was awarded two projects for water treatment plants in Poland through its subsidiaries Budimex and Cadagua. The contracts are valued at a total of 46.6 million euro and, in both cases, will be 70% financed with EU Structural and Cohesion Funds.

Budimex and Cadagua will handle the biogas management and thermal sludge drying tasks at the Cos wastewater treatment plant in Poznan (Poland). In addition, both companies have commenced work on the construction of a drinking water treatment plant in the Polish city of Jelenia Gora. The plant is projected to have a production capacity of 25,000 cubic metres per day of. These contract awards are the result of an agreement reached last year between the companies to bid jointly on water treatment tenders in Eastern Europe. The project was completed for 12.5 million euro.

Ferrovial was also awarded the contract to build the fourth section of the second potable water ring main in the Community of Madrid (ETAP and connection of the Valmayor reservoir to the Majadahonda node). The base budget for the tender, co-financed with EU Structural and Cohesion Funds, totals 66,541,440 euro. The works are to be completed within twenty-six months and form part of a new plan to guarantee the water supply to towns in the western and south-eastern areas of Madrid's greater metropolitan area, as well as to all outlying developed suburbs, which are expected to see major growth in coming years.


Cadagua´s desalination plants

Cadagua´s desalination plants daily production (in cubic metres)

1. MELILLA 20,000 m3/d
2. SAN NICOLAS DE TOLENTINO 5,000 m3/d
3. GALDAR 3,500 m3/d
4. AGRAGUA 15,000 m3/d
5. FORMENTERA 4,000 m3/d
6. ALICANTE 50,000 m3/d
7. CEUTA 23,286 m3/d
8. SANTA CRUZ DE TENERIFE 20,700 m3/d
9. MADINAT YANBUS SAUDI ARABIA 50,400 m3/d
10. DHEKELIA CYPRUS 40,000 m3/d
11. JERBA TUNISIA 15,000 m3/d
12. ZARZIS TUNISIA 15,000 m3/d
13. CAMPO DE CARTAGENA 140,000 m3/d
14. LANZAROTE II 7,500 m3/d
15. RINCÓN DE LEÓN (TECLARY TREATMENT) UF+RO 25,000 m3/d

The expansion of Cadagua

Ferrovial has successfully entered the hydraulic works, water treatment and environmental market through its subsidiary Cadagua, which has designed and built 200 water treatment plants (ETAP, EDAR and IDAM) with a total capacity of 13.5 million cubic metres per day.

In industrial water, Cadagua has 130 facilities with a total capacity of 1.5 million cubic metres per day. Furthermore, it has 25 reverse osmosis plants, made up of both desalination and seawater treatment plants (IDAM). Their total production capacity is 240,000 cubic metres per day, a figure expected to double by 2008 reaching 480,000 cubic metres per day.

In operations and maintenance, Cadagua manages plants with the capacity to supply around 17 million people.

The most unusual operating facilities, due to their relationship with environmental impact and the corrective measures applied at them, can be found in the Butarque and Sur thermal sludge drying plants, the latter in the South-Eastern Regional Park in the Community of Madrid. In these plants, atmospheric emissions are controlled through the cataloguing of focal points, soil pollution, Legionella testing and biosolid (end product) analysis.

Cadagua also has a large backlog of environmental RDI and improvement projects. For further details, turn to this Annual Report's section on Corporate Responsibility.

In recent years, Ferrovial has built 145 dams storing enough water to supply the entire Spanish population for 2 years, 4,000 kilometres of canal (enough to run from Madrid to Moscow), 6,000 kilometres of water pipelines (enough to carry water from Madrid to New York), and 25 kilometres of docks and port infrastructure (enough to berth 72 vessels like the Queen Mary II)



Terminal 4. Barajas Airport (Madrid, Spain)

Terminal 4 of Barajas Airport

In February 2006, the Madrid-Barajas Airport's (Spain) new Terminal 4 was opened. Ferrovial Agromán participated in its construction through a JV. Terminal 4 doubles the airport's operating capacity, enabling it to now process 70 million passengers a year and handle 120 flights an hour. The new terminal is comprised of a main building and a second satellite building, as well as a car park and new access roads. It includes two new runways, two new aircraft parking platforms, two power plants and advanced security systems. The main building, which spans 470,261 square metres, has 39 passenger gangways, while the satellite building spans almost 300,000 square metres and has 26 gangways. The buildings are connected by a 2,874-metre underground tunnel. Ferrovial participated in the construction of the main building. The project budget totalled 541.8 million euro.

Enlargement of the Warsaw Airport (Poland)

Ferrovial Agromán and Budimex completed the works for the enlargement of the Warsaw-Okecie Airport for 201.7 million euro. The project will help prepare the airport's facilities for the country's entrance into the European Union, doubling capacity to 12.5 million passengers per year. The contract included construction of a new terminal, a new platform, an underground train station and three car parks offering 7,000 parking spaces.

New contract awards

Webber was awarded the 33 million euro contract for the enlargement of the Dallas-Fort Worth Airport's secondary runway, as well as the 8.34 million euro contract for the Continental Airlines aircraft parking area at the San Antonio (Austin, Texas) airport.



New terminal in Warsaw (Poland)

To date, Ferrovial has built 35 airports that enable some 140 million passengers to travel each year



Hotel Marqués de Riscal in the City of Wine, Elciego (La Rioja Alavesa, Spain)

Major projects

In 2006, Ferrovial Agromán built Hotel Marqués de Riscal, designed by renowned Canadian architect Frank Owen Gehry. The hotel is located on the private premises of the Herederos del Marqués de Riscal winery in the city of Elciego (Alava, Spain).

The building's design includes Gehry's trademark undulating titanium cladding. It is reminiscent of the Bilbao Guggenheim, also built by Ferrovial, but this time Gehry used earth tones and the company's own colours for the cladding: pink (a reference to red wine), gold (the netting covering Riscal bottles) and silver (the cap covering the cork).

Ferrovial was also commissioned to build the second stage of Santa Cristina Hospital in Madrid. The works allowed for the addition of 104 hospital beds in four different hospital units: gynaecology, surgical specialities, internal medicine and special units. The new facilities were built by a Ferrovial Agromán JV and span 5,141 square metres, across four floors. The investment came to 5.9 million euro.

On 31 January 2007, the third and final stage of the hospital was completed, with an investment of over 5 million euro. The new facilities, which span a total of 3,870 square metres, allow for the addition of 92 hospital beds.

Separately, Ferrovial Agromán added 147,000 square metres to the facilities of Holmen Paper, one of the largest paper companies in Spain. The company has a production capacity of 300,000 tonnes of 100% recycled printing paper per year, equal to 50% of all such paper purchased in Spain. The enlargement brought the total number of square metres occupied by the Holmen Paper facilities to 322,000.

New contract awards

In November, a joint venture in which Ferrovial Agromán has a 40% interest was awarded the contract for the construction of the first stage of the new Hospital General de Toledo, with the second largest budget in all Spain. The contract is valued at 258.4 million euro and, once completed, the hospital will have 774 rooms for patients, 36 operating rooms, 200 offices and 81 ICU cubicles on a total built-up surface of 364,142 square metres. The health complex will be one kilometre long and will include a completely automated transport system.

In addition, Ferrovial was awarded the contract for construction of the Els Lledoners prison in the city of Sant Joan de Vilatorrada (Barcelona, Spain) last March, for the sum of 74.6 million euro. The complex is the first prison with privately-managed maintenance in Spain and the right of use is for 32 years.



Virtual image of the future Hospital General de Toledo (Spain)

Ferrovial has built over 11 million square metres of non-residential buildings, 100 hotels that have served around 7 million guests per yer and 130 hospitals that offer care to over 7 million patients


INFRASTRUCTURE
P
Investment by activity
In percentage
Toll roads 41%
Airports (BAA) 59%
Breakdown by valuation
In percentage
Europe 14%
Chile 4%
Canada 13%
USA 9%
Australia 8%
United Kingdom 51%



Terminal 5, Heathrow Airport (London, UK)

Ferrovial is one of the main private transport infrastructure operator in the world. It manages a committed investment in infrastructure project's equity of 34 billion euro distributed in airports, toll roads and parking spaces

BAA

BAA, the world's largest airport company was acquired by Ferrovial in June 2006 and manages seven airports in the United Kingdom: Heathrow, Gatwick, Stansted, Southampton, Aberdeen, Glasgow and Edinburgh. In Europe it also manages Naples and Budapest airports and it has a stake in airports in Australia and the USA. In total, BAA airports serve 370 airlines, around 160.8 million passengers per year and airfreight reaches over 1.8 million tons.

Further information:
www.baa.co.uk

Ferrovial Aeropuertos

Ferrovial Aeropuertos, together with Cintra (toll road management) and Cintra Aeropuertos, is part of Ferrovial Infraestructuras, the parent company responsible for all transport infrastructure concession activities carried out in the toll road, airport management and car park markets. Ferrovial Aeropuertos manages Belfast Airport in the UK and Cerro Moreno Airport in Antofagasta, Chile. It also owns a 20.7% interest in Sydney Airport in Australia.

Further information:
www.ferrovial.es

Cintra

Cintra is one of the world's leading private transport infrastructure developers, operating 20 toll roads covering over 2,500 kilometres in Spain (Ausol I, Ausol II, Autema, M 45, Radial 4, Ocaña-La Roda, M 203, Madrid Levante), Portugal (Euroscut Algarve, Euroscut Norte Litoral), Ireland (N4-N6 Kinnegad-Kilcock), Greece (Ioian Road), Chile (Maipo, Talca-Chillán, Ruta de la Araucanía, Ruta de los Ríos, Santiago Talca), Canada (407 ETR) and the United States (Chicago Skyway, Indiana Toll Road). The company also manages more than 253,023 parking spaces in 142 cities across Spain, Andorra and Puerto Rico.

Further information:
www.cintra.es


747 767
A380

Heathrow Airport (London, UK)

AIRPORTS

The adquisition of BAA

In June 2006, a consortium of companies headed by Ferrovial and formed by Caisse de dépôt et placement du Québec and an investment company managed by GIC Special Investments Pte Ltd completed the acquisition of BAA, the largest airport consortium in the world. Its main market is London, with over 125 million passengers per year. Overall, the company obtained an EBITDA of 845.8 million euro, with sales of 1.9 billion.

Following the acquisition of BAA, Ferrovial has become the world's leading private infrastructure operator, managing seven airports in the United Kingdom: Heathrow, Gatwick, Stansted, Southampton, Aberdeen, Glasgow and Edinburgh. In Europe, the company runs Naples and Budapest Airports and it has a stake in another 12 airports in Australia, the United States and Europe.

The infrastructure concession business is one of Ferrovial's main growth areas. It is a key sector which generates value in a growing market and demands companies with experience and investment capacity to respond to the increasing number of private development projects around the world.


BAA

1.9
billion euro in revenues

845.8
million euro EBITDA

42.7%
EBITDA Margin

370
airlines served

1.7
million tonnes of freight

147.5
million passengers in UK airports

	Heathrow	Gatwick	Stansted	Glasgow	Edimburgh	Aberdeen	Southampton
No. of passengers (million)	67.3	34.1	23.7	8.8	8.6	3.2	1.9
Flights	470,800	254,500	190,245	96,753	116,397	100,251	46,340
Cargo (Tons)	1,300,000	212,000	228,000	6,300	36,000	4,100	200



HEATHROW

Opened	Runways	Terminals	Airlines	Destinations
1946	**2**	**4** (fifth under construction)	**90**	**184**

Passengers	Flights	Cargo	Land surface area	Commercial space
67.3 million per year	**470,800** year	**1,300,000** tons per year	**1,227** hectares	**46,000** square metres



Heathrow generated sales of 1,544.12 million euro and operating income was 608.82 million euro

- Heathrow is the world's busiest international airport and a hub for worldwide industry.
- Financial developments in 2006 were positive, with revenues of 1,544.12 million euro and profits of 608.82 million euro, despite the slight drop in passengers (0.5%) due to the incidents suffered during the year. Specifically, the number of passengers dropped from 67.7 million to 67.3 million.


WORLD
DUTY FREE


Heathrow express

Transforming Heathrow

The Heathrow transformation programme outlines plans to build a new environmentally-aware terminal, Heathrow East, which will significantly improve service quality although it does not allow for an increase in capacity. In October 2006, planning permission was sought and a reply is expected by April 2007. BAA intends to open the first phase in time for the London Olympics in 2012. British Airways will move to Terminal 5 and the space will be used to group together airline alliances between 2008 and 2012.
There are also plans to refurbish the Terminal 3 access zone to reinforce security, reduce traffic congestion, offer better pedestrian walkways and achieve a less saturated and more spacious environment for passengers and airlines. The "Personal Rapid Transit" system (currently in the demonstration phase) allows passengers to move around the airport with their luggage in four-seater electric vehicles. A "guide" lane is being built for local residents between Terminal 5 and the Longford car park. If the project is successful, it will be a great step forward in reducing emissions, noise and congestion.

Heathrow Connect

Heathrow Connect has been consolidated as a viable alternative option for transport between the city and Heathrow Airport. This service has improved access to the airport for London residents – in particular underground passengers using the Ealing Broadway interchange and airport workers. In November 2006, prices were significantly reduced allowing the company to attract a larger portion of the local London market. As a result of this change in strategy, there has been a 141% increase in passengers, with 140,000 passengers using the service over the year.



Prototype



Further information:
www.heathrowconnect.com

Terminal 5

At the end of 2006, Heathrow Terminal 5 was almost 90% complete, ahead of the planned March 2008 deadline. This project has used the rail systems of both the London Underground and the Heathrow Express company. Six vehicles have been installed in the tunnels of the launch system for transferring passengers between the terminal building and the satellite buildings. The luggage handling system has also been completed with the capacity for processing 12,000 bags per hour at peak times. Plus over 500,000 kilometres of cable have been installed to support all Terminal 5 systems via the local area network.

Heathrow Express

Opened: 1988
Passengers per year: 5.34 millions

Heathrow Express is a dedicated non-stop rail service between London Paddington and the four Heathrow Airport terminals.
Over the past year, the number of passengers has increased by 1.6% to 5.34 million and it is estimated that this figure will rise to 5.48 million in 2007. This growth is largely a result of the services punctuality and reliability. Revenues reached 117.65 million euro and the EBITDA rose to 27.94 million euro.
Following an agreement with the safety regulators, the service was allowed to increase distance travelled from 643,720 kilometres to 1,609,300 kilometres prior to undergoing the mandatory general service. This will deliver a cost saving of 51.47 million euro throughout the entire life cycle of the fleet. The underground station for Terminal 5 is currently in the construction phase.



Further information:
www.heathrowexpress.com



GATWICK

Opened	Runways	Terminals	Airlines	Destinations
1958	**1**	**2**	**82**	**220**
Passengers	Flights	Cargo	Land surface area	Commercial space
34.1 million per year	**254,500** per year	**212,000** tons per year	**678** hectares	**28,000** square metres

Gatwick generated sales of 519.12 million euro and operating income was 163.24 million euro

- Gatwick is the busiest single runway airport in the world, the second largest in the United Kingdom and the seventh in the world in terms of traffic.
- The use of larger aircraft and the increase in low cost operators has led to a rise in the number of passengers to 34 million, 4.2% more than in 2005, with revenues of 519.12 million euro and EBITDA of 163.24 million euro.
- In 2006, refurbishment work began on the North Terminal short stay car park with the installation of glazed overhead passageways in several locations to improve access routes. Two major new routes were also launched to New York JFK and Hong Kong.
- Gatwick has achieved the best noise levels in its history through the use of continuous descent approach (CDA) with over 90% of night arrivals adopting this procedure.



Further information:
www.gatwickairport.com


BAA

STANSTED

Opened	Runways	Terminals	Airlines	Destinations
1991	**1**	**1**	**43**	**169**
Passengers	Flights	Cargo	Land surface area	Commercial space
23.7 million per year	**190,245** per year	**228,000** tons per year	**957** hectares	**12,000** square metres



Stansted generated sales of 261.76 million euro and operating income was 76.47 million euro

- Stansted is the third largest airport in the UK in terms of size and number of passengers. It holds a privileged position thanks to the low cost airlines and continues to occupy a central place in air transport sustainable development plans in the United Kingdom.
- In 2006, it achieved record levels in terms of profits, routes and passengers. It handled 23.6 million passengers, 7.6% more than in 2005. This growth has pushed forward financial development, with revenues of 261.76 million euro and an EBITDA of 76.47 million euro.
- Last year, 26 new services were launched and the network of international routes was expanded to include new destinations: Washington, Las Vegas, Karachi, Helsinki and Warsaw. In 2006, agreements were signed with airports and airlines in China.
- The airport has two large expansion projects with the goal of handling 35 million passengers by 2015 and 68 million per year by 2030.


Further information:
www.stanstedairport.com


AIRLINE
31 CHARL
LASGOW
21 2QA

GLASGOW

Opened	Runways	Terminals	Airlines	Destinations
1966	1	1	34	84
Passengers	Flights	Cargo	Land surface area	Commercial space
8.8 million per year	96,753 per year	6,300 tons per year	337 hectares	5,649 square metres



Glasgow generated sales of 108.82 million euro and operating income was 42.65 million euro



- Glasgow is the busiest of the three international airports in Scotland.
- Passenger numbers rose by 0.6% to 8.8 million, largely due to a 1.9% increase in international traffic. Revenues were 108.82 million euro and EBITDA was 42.65 million euro.
- BAA's strategic plan for Glasgow airport involves investments over ten years reaching 426.47 million euro. An agreement has been signed between BAA and Strathclyde Partnership for Transport for the planned rail service to Glasgow Airport (the Glasgow Airport Rail Link). This service is expected to be in operation by 2010.
- Skylounge, the new passenger departure lounge with separate sections for business class travellers and holiday groups, has been well received. To date around 35,000 passengers have used this service.



Further information:
www.glasgowairport.com



EDINBURGH

Opened	Runways	Terminals	Airlines	Destinations
1977	**2**	**1**	**39**	**68**
Passengers	Flights	Cargo more than	Land surface area	Commercial space
8.6 million per year	**116,397** per year	**36,700** tons per year	**336** hectares	**3,886** square metres

Edinburgh generated sales of 116.18 million euro and operating income was 48.53 million euro



- As the transport hub for the capital of Scotland, Edinburgh Airport has consolidated its position as one of the leading regional airports in Europe. In 2006, it presented an investment plan to meet growing passenger demand. 21 new services were introduced, both domestic and international, with growth in international traffic of over 17%.
- Over the year, passenger numbers increased by 1.9% to reach 8.6 million. Revenues came to 116.18 million euro, and EBITDA rose to 48.53 million euro.
- Edinburgh Airport is an increasingly attractive destination for both long haul and low cost airlines. December saw the opening of the South East Pier, offering additional capacity within the terminal, along with new commercial facilities and passenger lounges.


Further information:
www.edinburghairport.com


Gates 2-12
Toilets

ABERDEEN

Opened	Runways	Terminals	Airlines	Destinations
1934	**1**	**5**	**20**	**36**

Passengers	Flights	Cargo more than	Land surface area	Commercial space
3.2 million per year	**100,251** per year	**4,100** tons per year	**215** hectares	**1,834** square metres



Aberdeen generated sales of 52.94 million euro and operating income was 19.17 million euro

- Aberdeen Airport is the fastest growing BAA Scotland airport. Over the past year there was a 10.9% increase in passenger numbers to 3.2 million. It is also one of the busiest commercial heliports in Europe. Revenues rose to 52.94 million euro, while EBITDA increased to 19.12 million euro.
- Following the strategic plan, approval has been granted for a 300-metre extension of the north runway, a key step for the future development of Aberdeen airport. Work on design has already started and the first stage of the runway extension is expected to be completed within the next two years. This extension will allow Aberdeen to accept larger, long-haul aircraft.
- The international arrivals terminal is also to be extended and refurbished, with more space in the customs and passport control areas and improved luggage reclaim facilities. This project will double the number of passengers served by 2030.


Further information:
www.aberdeenairport.com


Departures
06:35 Faro
08:55 Glasgow
09:05 Paris CDG
10:25 Angers
10:40 Glasgow
10:50 Manchester
10:50 Bordeaux
10:55 Guernsey
11:00 Alicante
11:10 Isle Of Man
11:10 Bergerac
11:10 Jersey
11:15 Isles Of Scilly
11:45 Manchester
11:45 Alderney
13:45 Avignon
14:00 Belfast City
14:15 Alderney
BE1771
BE884
AF5866
BE1341
BA7853
BE865
BE1523
BE621
BE1715
T34283
BE1645
BE233
IOS601
BA7743
GR520
BE1777
Flight closed
Delayed 11:35
Delayed 11:00
Please wait
Delayed 11:50
Flight closed
Next Info at 11:30
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Please wait
Please wait
Please wait

SOUTHAMPTON

Opened	Runways	Terminals	Airlines	Destinations
1910 (the instalations date from 1994)	**1**	**1**	**9**	**36**
Passengers **1.9** million per year	Flights **46,340** per year	Cargo more than **200** tons per year	Land surface area **114** hectares	Commercial space **760** square metres



Southampton generated sales of 30.88 million euro and operating income was 11.76 million euro

- Southampton is a "fast track" airport in the central area of Southern England.
- In 2006, passenger numbers increased by 4.1%, reaching almost 1.9 million. This increase in traffic, together with a rise in sales, has led to revenues of 30.88 million euro and an EBITDA of 11.76 million euro.
- Work took place on the aircraft parking platform to prepare for the 2007 commissioning of a new larger aircraft, the Embraer 195, which will reduce noise emissions by 35% and consume 20% less fuel than the BAe 146, which it replaces. This will lead to improved efficiency and sustainability.
- The airport's strategic plan forecasts that the annual number of passengers will grow to 3 million by 2015 and to 6 million by 2030. The document also includes information on Southampton's plans on key environmental issues, such as noise, air quality, surface access and climate change.



Further information:
www.southamptonairport.com

BAA's stake in airports outside the United Kingdom

Airport	No. of passengers (million)	BAA stake (in capital)	Acquisition date	Contract type (management)	Contract duration
Australia					
Melbourne	22	19.8%	1997	Airport management	50 years
Perth	7.6	15%	2001	Airport management	50 years
Launceston	0.9	19.8%	1997	Airport management	50 years
Northern Territory	1.5	10%	2001	Airport management	50 years
Europe					
Budapest	8.3	75%, less one share	2005	Airport management	75 years
Naples	5	65%	1997	Airport management	40 years
USA					
Baltimore/Washington	20.7	-	2006	Distribution	10 years
Boston Logan	24.9	-	2003	Distribution	10 years
Pittsburgh	10	-	1992	Distribution	25 years
Indianapolis	8.3	-	1995	Airport management	13 years

Other Ferrovial Airports

Airport	No. of passengers (million)	Ferrovial stake (in capital)	Acquisition date	Contract type (management)	Contract duration
Sidney	29.1	20.7%	2002	Airport management	99 years
Cerro Moreno	0.6	100%	2000	Airport management	10 years
Belfast	2.1	100%	1983	Airport management	113 years

Other Airports

Budapest

Traffic has increased by 4.2% to 8.3 million passengers. The rise in low cost airlines has stabilised after three years' of continuous growth, but 11 new airlines, 13 new destinations and 19 new services were launched on existing routes. EBITDA was 33.82 million euro, while revenues came to 285.29 million euro.

Naples

This airport's continued growth in traffic was reflected in a strong increase in revenues to 50 million euro and an EBITDA of 8.82 million euro, despite the reduction in charges applied by companies under a change in Italian law. The launch of new airlines and routes extended the number of destinations and the number of passengers rose by 11%, exceeding 5 million. This was mainly due to the increase in passengers on international scheduled flights. This dynamic trend is expected to continue in 2007.

Sidney

It is Australia's largest airport in terms of both domestic and international flights and handles half of all passenger traffic entering Australia and one quarter of all domestic travellers. In 2006, the number of passengers increased 2.9% compared to 2005, for a total of over 29.1 million passengers. Revenues stood at 397.05 million euro and operating income was 316.53 million euro. Attention should be drawn to the 46.99 million euro investment made to adapt the airport for the new A380 passenger jet. Currently Ferrovial owns a 20.9% interest in this airport.

Other businesses

World Duty Free

Word Duty Free is the world leader in the airport distribution industry and is fully owned by BAA. Revenues grew to 575 million euro, and EBITDA rose to 39.71 million euro. The terrorist scare in August and the subsequent prohibition on taking liquids on board had a positive impact on business. Until the end of September, sales had fallen by an average of 15% in alcohol, perfume and cigarettes. Sales bounced back in October and continued to do so for the rest of the year.


WORLD
DUTY FREE

BAA Lynton

BAA Lynton is BAA's real estate division. Its activities cover the acquisition, development and investment in commercial buildings in or around British airports.

Its main function is to manage the Airport Property Partnership (APP), a 50% joint venture with Morley Fund Management. BAA Lynton created the APP in March 2005 following an injection into the joint venture of commercial real estate assets in the airport industry valued at 1,176.47 million euro.

APP's real estate portfolio is made up of cargo warehouses related with airports, offices, and land suitable for development.



Further Information:
www.bud.hu
www.gesac.it
www.metair.com
www.sydneyairport.com.au
www.worlddutyfree.com


Belfast City Airport

BELFAST

Opened	Runways	Terminals	Airlines	Destinations
1983	**1**	**1**	**7**	**20**

Passengers	Flights	Cargo more than	Land surface area	Commercial space
2.1 million per year	**37,000** per year	**1.3** tonnes per year	**124.43** hectares	**1,200** square metres



Belfast generated sales of 27.6 million euro and operating income was 7.4 million euro

- It is the only airport in Northern Ireland that guarantees linkage of Belfast with the rest of Europe and the world, by means of connecting flights at Heathrow (London). It is geared toward business travel and domestic passengers.
- In 2006, it handled a total of 2,079,794 passengers. Revenues stood at 27.6 million euro and operating income was 7.4 million euros.
- In addition to airport services, the complex includes a shopping area (gift shops, restaurants and cafés), two car parks with over 2,100 parking spaces and other facilities.

Further information:
www.belfastcityairport.com



Radial 4 Toll Road (Spain)

Cintra, Ferrovial's subsidiary managing toll roads concessions, has had a 62% of share price appreciation after its second year as a listed company

Business overview

Cintra operates in OECD countries and in the last two years has particularly concentrated on the US, a market with many opportunities for growth.

Currently it operates 20 concessions around the world and it is awaiting the definitive award of another four concessions, making a total of 2,927 kilometres in Spain, Portugal, Ireland, Italy, Chile, Canada, the United States and Ireland.

In the US, it is also a strategic partner of the State of Texas and is closely involved in developing one of the most ambitious infrastructure projects in the state: the Trans-Texas Corridor. Ferrovial was awarded the first concession contract under this plan with sections 5 and 6 of the SH-130 toll road.

Project's development

In 2006, the strong growth trend was confirmed in the number of projects obtained and the lengthening of concession periods.

Ireland

In Ireland, the consortium led by Cintra with a 90% stake has been chosen as the Preferred Tenderer for designing, financing, building, operating and maintaining the M3 toll road between Clonee and North of Kells for 45 years. The total investment planned for the 50 kilometres of road is approximately 600 million euro.

Greece

On 19 December, Cintra signed a concession contract to design, build, finance and operate the Ionian Roads toll road project for the next 30 years. The road, which is divided into two different sections, is 378.7 kilometres long. 159 kilometres are new build and the rest is either already built (161.7 kilometres), or will be built by the government (58 kilometres). There are 151 kilometres already in operation and they will be transferred to the concession company four months before the concession begins.

Portugal

On 22 December, the consortium led by Ferrovial Infraestructuras, with an 89% stake, signed the concession contract to design, build, refurbish, finance and operate a high capacity road network under the shadow toll system on the Island of San Miguel (Azores). The contract will run for 30 years and the road will be a total of 87.5 kilometres long. 47.9 kilometres are new build, 23.4 kilometres are for refurbishment and 16.2 kilometres are already built and in operation.

United States

The consortium in which Cintra holds a 50% stake was selected as preferred bidder on 23 January 2006 for maintenance and operation of the 253 kilometres Indiana Toll Road (ITR) in the United States for the next 75 years. The concession agreement was signed on 12 April. Operations started on 29 June following payment of 3.0 billion euro (3.8 billion dollars).

On 29 June, the consortium led by Cintra with a 65% stake, signed an agreement with the Texas Department of Transport (TxDOT) to design, build and operate sections 5 and 6 of the SH-130 toll road, the first project in the Trans-Texas Corridor.

The 64 kilometre toll road will involve total investment of 985.68 million euro (1.3 billion dollars) and the concession contract will run for 50 years from completion of construction.



Madrid-Levante highway (Ocaña - La Roda) AP -36 (Spain)

Toll roads managed by Cintra

(Million euro)

	Km	Managed Investment	% Cintra	Status	Location	Concession Period
Spain						
Autema (Terrassa-St. Cugat)	48.3	222.3	76.3	Operation	Spain	1986-2036
Ausol I (Málaga-Estepona)	82.7	672.8	80.0	Operation	Spain	1996-2046
Ausol II (Estepona-Guadiaro)	22.5		80.0	Operation	Spain	1999-2054
M-45 (O'Donnell-N IV Madrid)	14.5	195.8	50.0	Operation	Spain	1998-2029
R 4 (Madrid-Ocaña)	98.0	763.5	55.0	Operation	Spain	2000-2065
Madrid-Levante toll road	178.0	566.5	51.8	Operation	Spain	2004-2040
Alcalá O'Donnell	12.3	69.5	100.0	Construction	Spain	2005-2035
USA						
Chicago Skyway	12.5	1,427.3	55.0	Operation	United States	2005-2104
Sections 5&6 SH-130	64.0	-	65.0	Pending Definitive Award	United States	2011-2061
Indiana Toll Road	253.0	2,896.8	50.0	Operation	United States	2006-2081
SH-121	41.6	-	85	Pending Definitive Award	United States	2008-2058
Canada						
407 ETR (Toronto)	108.0	2,728.1	53.2	Operation	Canada	1999-2098
Italy						
Cremona - Mantova	59.3	-	68.0	Pending Definitive Award	Italy	2007-2062
Portugal						
Scut Algarve	130.0	277.3	77.0	Operation	Portugal	2000-2030
Scut Norte Litoral	113.0	382.0	75.5	Operation	Portugal	2001-2031
Scut Açores (*)	87.5	408.0	89.0	Construction	Portugal	2006-2036
Ireland						
Eurolink (N4/N6)	36.0	338.6	66.0	Operation	Ireland	2003-2033
M3 (Clonee -Kells)	50.0	-	75.0	Pending Definitive Award	Ireland	2007-2052
Chile						
Temuco-Río Bueno	172.0	189.2	75.0	Operation	Chile	1998-2023
Santiago-Talca	237.0	612.3	100.0	Operation	Chile	1999-2024
Talca-Chillán	193.0	285.3	67.6	Operation	Chile	1996-2015
Chillán-Collupulli	160.0	253.3	100.0	Operation	Chile	2006-2021
Collipulli-Temuco	144.0	233.8	100.0	Operation	Chile	1999-2024
Greece						
Ionian Roads	378.7	1,150.0	33.3	Construction	Greece	2007-2037
Central Greece	231.0	-	33.3	Pending Definitive Award	Greece	2007-2037
TOTAL	**2,927.0**	**13,672.4**				

(*) In accordance with what is stated in the Cintra share IPO pack, this company will acquire the Ferrovial Infraestructuras stake as soon as possible and subject to the required administrative approval.



Other relevant events

Events after the balance sheet date

In February 2007, the bid presented by the consortium headed by Cintra was chosen as the Apparent Best Value Proposer by the Texas Department of Transport (TxDOT) for construction and operation of the SH 121 toll road. The aim of the project is to design, finance, build and operate a barrier-free electronic toll system, approximately 41 kilometres in length. Investment of 2.6 billion euro is planned. The concession period will be 50 years from the start of operations. TxDOT's recommendation must now be ratified by the Texas Transport Commission.

In Greece, Cintra was selected as Provisional Contractor on 5 February 2007 to design, build, finance and operate the Central Greece Motorway (E65) with investment of 1.5 billion euro over the next 30 years. Cintra has a 33.34% stake in the consortium. The toll road is 231 kilometres long. The period for execution of the toll road is estimated at 66 months and it could start to operate by the end of 2009, once the government-built sections have been transferred.

Corporate operations

On 10 April, Cintra acquired an additional 10% of the R-4 toll road in Madrid, reaching a 55% stake in the corporate capital for the sum of 54.9 million euro.

On 30 October, through its Cintra Chile subsidiary, Cintra acquired 100% of the capital of Autopista del Bosque, the concession company for the Chillán-Collipulli section of the Ruta 5 toll road in Chile. The acquisition was financed with the concession company cash flow and did not involve any disbursement of capital by Cintra.

The concession contract, covering 160 kilometres of road, was initially due to expire in 2021, but following the signing of the Revenue Distribution Mechanism in 2004, the period became variable – to end once the present value of future revenues reaches the guaranteed sum of future revenues. This mechanism already exists in three of the four toll roads managed by Cintra Chile.

During the exercise, Cintra sold its participation over Europistas for 396.1 million euro.

Toll road openings

Following the award of a contract in February 2004, the Madrid-Levante toll road in Spain opened to traffic last summer. It is a new high capacity road with a project budget of 565 million euro and it was completed an impressive five and a half months early.

This road runs parallel to the A-3 expressway, through Castilla-La Mancha. It starts in the province of Toledo, at the end of the R-4 toll road, and crosses the province of Cuenca, ending at the province of Albacete.

On 20 September, the 407-ETR toll road opened following the extension work carried out on sections C-4, C-5 and C-6 – this involved adding a lane in each direction along a 25 kilometre section. Following this extension, on 6 October 2006, the 407-ETR toll road registered a new daily traffic record with a total of 423,434 journeys.

During 2007, extension of the C-2 and C-3 sections is planned, which will add one more lane in each direction over a further 25 kilometres.

Toll road financing

On 14 March, Cintra Chile refinanced the existing debt on the Ruta de los Rios toll road. An improvement in the loan conditions led to additional payouts to shareholders totalling 47 million euro.

On 20 December, the company holding the concession for the Maipo toll road issued bonds in Chile to the value of approximately 156 million euro. The new debt was used to finance new construction work and to pay Cintra Chile a dividend of 128 million euro.



Rambla parking (Tarragona, Spain)

CAR PARKS

Ferrovial, thanks to Cintra Aparcamientos, is one of the main car park private development companies in the Spanish market. It currently manages 253,023 parking spaces in more than 142 cities in Spain, Andorra and Puerto Rico

Over the year, Cintra Aparcamientos analysed 119 investment projects, presented 51 bids and won 26 out of the 46 tenders on which a decision was made, giving the company a success rate of 56.5%. Total investment in new contracts reached 60.8 million euro.

Cintra Aparcamientos obtained nine off-street and two private car park contracts directly or via municipal-private partnerships, including the contract for the Okendo car park in Guipuzcoa in competition with the largest national operators, the Muelle de las Delicias car park in the Port of Seville and the Rambla del Celler car park in San Cugat (Barcelona).

In 2006, Cintra was awarded the contract for new car parks in AENA airports including Valladolid, Pamplona and Murcia with over 2,000 new parking spaces, consolidating the leadership of Cintra Aparcamientos in airport car park management.

Cintra also obtained on-street car park concessions in several cities, such as Valencia, Avila, Alcobendas, Noja, Medina Sidonia, Sagunto, La Jonquera, Berga and Oropesa de Mar, and the car-towing concession in Palma de Mallorca and San Fernando.

Cintra Aparcamientos has continued to develop and introduce new technology and management solutions to pursue continuous improvements in service.


Parking spaces by type
In percentage
On-street
159,271
11%
Private
26,795
26%
Off-street
66,957
63%


Increase in parking spaces
2000-2006
134,411
161,096
173,759
181,296
207,447
238,200
253,023
2000
2001
2002
2003
2004
2005
2006



On-street 159,271 spaces

Off-street 104 car parks / 66,957 spaces

Private 81 car parks / 26,795 spaces

Towing vehicle services

Ferrovial's activities in the sector are: development and operation of off-street car parks; control and management of restricted on-street car parks; and construction and transfer of resident car parks; as well as other additional services, such as supply and maintenance of control equipment. Out of the total of spaces managed, 26,795 are private spaces and 66,957 off-street spaces. Cintra manages 159,271 on-street spaces.


SERVICES



Street lights maintenance (UK)

Ferrovial Servicios has become one of the main operators worldwide, where 70% of its revenues come from outside Spain

Amey

British company dedicated to infrastructure maintenance (urban infrastructure, roads and railways) and integral facility management. It was acquired by Ferrovial in May 2003. In February 2005, Amey increased its interest in Tube Lines to 66%. Tube Lines is the concession company managing and maintaining 3 lines of London's Underground: Jubilee, Northern and Piccadilly. It is responsible for the maintenance of 335 kilometres of rails and 100 stations, handling over 500 million passengers a year. Amey's revenues add up to 1,932.6 million euro.

Further information: www.amey.co.uk

Cespa

Cespa is Ferrovial's municipal services subsidiary since 2003. It is dedicated to the management and treatment of all types of waste in Spain, Portugal, Morocco and Andorra. It is leader in parks and gardens activities and one of the three largest firms in the sector in terms of solid urban waste (SRU) collection and street cleaning. It offers municipal services to 822 cities, maintains over 28 million square metres of parks and gardens and provides litter collection services to 5.8 million inhabitants and street cleaning services to 5.2 million. Its revenues totalled 823.6 million euros.

Further information: www.cespa.es

Swissport

It is the world leader in airport passenger and cargo handling services, present in 42 countries and at over 180 airports. Swissport was acquired by Ferrovial in October 2005. It conducts the brunt of its business in Europe (59%) and North America (33%). In Spain, it is present at the Madrid, Barcelona, Palma de Mallorca, Malaga, Lanzarote, Almeria, Jerez, Murcia and Alicante airports. Swissport provides service to over 70 million passengers and 650 airlines and handles over three million tonnes of freight per year. Its revenues total 1,087.4 million euro.

Further information: www.swissport.info

Ferroser

It manages 2,700 buildings - over 4.4 million square metres- from hospitals to museums, universities, prisons, shopping centres, sport facilities, factories or office buildings.

Grupisa

Spanish leader in the sector of infrastructure upkeep and the production and installation of horizontal and vertical signs for roads, airports and cities.

Eurolimp

Eurolimp has formed a part of the Ferrovial Group's service division since December 2001. It is specialised in facility cleaning.

Further information:
www.eurolimp.com
www.grupisa.es
www.ferroser.com


DESTINO
LACOMA

Competitive situation


Revenues
of Services division by countries
Switzerland 7.2%
Spain 28.9%
USA 8%
Other 7.5%
United Kingdom 48.4%

The UK services market is Ferrovial Servicios primary area of activity and it is one of the world's most advanced. In services management, the UK market is expected to grow due to an increase in the large-scale development of PFI (Private Finance Initiative) and PPP (Public Private Partnership) programmes, especially in education, health and highways.

In Spain, infrastructure maintenance and upkeep has permanent budget appropriation with moderate percentage growth as a result of outsourcing by central, regional, provincial and municipal governments.

At present, all public administrations in Spain responsible for roads carry out upkeep and maintenance of their systems through End-to-End Road Maintenance contracts, with hardly any modification of their content.

Furthermore, private handling companies are now rapidly expanding. This is largely because of the trend towards outsourcing of these activities to independent operators with the aim of improving efficiency and reducing costs. The emergence of low cost airlines has also favoured the growing private handling business, independent of the large airlines.

Consolidated as one of the main European operators in the Services sector, Ferrovial's general strategy covers consolidation and growth in the municipal services market, "facility management", end-to-end infrastructure maintenance and airport handling services as well as permanent analysis of new complementary business opportunities with growth potential.

The growth of business in the UK is a priority for the infrastructure maintenance activity – this growth will be achieved through increasing the variety of services and exploiting new business opportunities. Ferrovial also intends to expand its presence in Amey's British market with new services and contracts in the company's three main sectors: central government, the aviation industry and education, where Amey services benefit 188,000 British school children.

In municipal services, including waste collection and street cleaning, Ferrovial is one of the three leading companies in Spain. In gardening, it continues to be the leading company in the sector. The company plans to strengthen this position and increase market share, particularly in waste treatment, through investment in RDI and in more advanced technology such as the design of self-certification systems to guarantee maximum service quality.



Infrastructures maintenance, Madrid Subway (Madrid, Spain)

Ferrovial Servicios geographical activities distribution in Spain

77%
23%

86%
14%

100%

55%
45%

100%

43%
57%

100%

80%
20%

70%
30%

70%

100%

47%
53%

39%

76%
24%

25%
75%

78%
22%

100%

100%

100%

99%

Facility management
Infrastructure maintenance

Revenues 2006
4,300 million euro.
In percentage

International
70%
(3,020)

Spain
30%
(1,280)

EBITDA 2006
435.5 million euro
In percentage

International
41%
(256.2)

Spain
59%
(179.3)

Backlog 2006
8,629 million € (not included Tubelines backlog). In percentage

International
58%
(4,974)

Spain
42%
(3,655)



Railway infrastructure maintenance (UK)

INFRASTRUCTURE MAINTENANCE AND UPKEEP


Revenues
% of Infrastructure maintenance and upkeep revenues contribution to services division
Infrastructure maintenance and upkeep 41%
59% Rest of activities


EBIT 2006
% of Infrastructure maintenance and upkeep EBIT contribution to services division
Infrastructure maintenance and upkeep 52%
48% Rest of activities

Amey

Most activity is concentrated in the UK, where Ferrovial, through its Amey subsidiary, continues to increase its customer base mainly among public bodies such as central or local government for road and railway maintenance.

Amey has a backlog of 4,974 million euro and sales of 1,932.6 million euro, 9.1% up on the previous year. This figure does not include revenues from Tube Lines at 14,331 million euro. The company has 7,500 employees.

Amey currently carries out maintenance and upkeep of 20,000 kilometres of road, 2,100 kilometres of railway, 35,000 structures and bridges and over 500,000 street-lights. The average maturity of its contracts is 5 years in end-to-end maintenance projects and between 2 and 4 years in minor signage renewal contracts.

Owen Williams

In February 2006, Amey acquired professional services company Owen Williams. The operation, with a value of 35.2 million euro, will increase its ability to offer end-to-end support services, from design to management and maintenance. This company provides project design and management solutions and use of resources for the road and local and strategic transport, as well as public sector property and railways. Owen Williams is currently involved in projects for the first private motorway in the UK; installation of the Warning System for Train Safety; refurbishment of the West Coast railway line and refurbishment of schools, hospitals and other public buildings in the UK. The company also has long-term consultancy contracts with West Sussex, East Sussex, Herefordshire and the Northern Ireland Highways Service.

London Underground (Tube Lines)

Amey, through its subsidiary Tube Lines, takes charge of the maintenance and modernisation of three London Underground lines (Jubilee, Northern and Piccadilly) for 30 years. Tube Lines has 1,500 employees and planned investment of £3,235.29 million. The three lines cover 100 stations, 335 kilometres of track and over 500 million passengers per year.

2006 was the fourth year of operations for Tube Lines and most performance objectives were met or exceeded. Investment projects continued according to the planned schedule. During the year, 20 stations were refurbished and the signalling project for the extension of the Piccadilly Line to the new Heathrow Airport Terminal 5 was completed. The company was also awarded the project for tackling congestion in Convent Garden and various schemes for facilitating accessibility to stations.


Northern
Jubilee
Piccadilly
UNDERGROUND

More than
27,000
kilometres of roads

2,100
kilometres of railways



London

In 2006, Amey was awarded a 423 million euro contract for maintenance and improvement of the roads in north London with Transport for London (TfL), the municipal body responsible for transport in the British capital. The contract covers a six-year period, with possible one-year extensions for up to a maximum of ten years.

The company was also awarded the 367 million euro concession contract granted by Network Rail for renewal of several types of signals, a contract for operating eight large track maintenance machines (stone-blowers) and the design of the refurbishment and resignalling project at Bletchley Milton Keynes.

M25 motorway

The consortium made up of Amey, Ferrovial Agroman and British construction company Laing O'Rourke was selected as one of the three finalists for designing, building, financing and operating the M25 extension over the next 30 years, with an approximate value of 7.1 billion euro. The project, considered the largest tender in British roads, includes the extension to four lanes in each direction of the M25 orbital motorway, one of the busiest roads in the world, and its subsequent maintenance.

Northern Ireland

The ALF consortium, made up of Amey, Ferrovial-Agromán and the second largest construction company in Northern Ireland, Lagan, has been selected by the Regional Development Minister as the provisional preferred bidder to design, build, finance and operate 125 kilometres of road in Northern Ireland. The concession contract will run for 30 years and represents an investment of 367 million euro. The programme includes the extension, widening, improvement and end-to-end maintenance of a total of 125 kilometres of road in Northern Ireland, among which are various sections of the A1 motorway, including a bypass with two lanes in each direction bordering the town of Newry, between Beech Hill and Cloghogue, the A4, between Dungannon and Ballygawley and the A5. The consortium will also be responsible for replacing elements and renewing pavements and structures.

Scotland

Amey also carries out large-scale road services, such as the contract for maintenance, management and operation of the main road network in south-west Scotland, awarded in early 2006. The 220.59 million euro project will run until 2011, with the possibility of a two-year extension. The contract includes maintenance, management and operation of 600 kilometres of motorway and trunk road, plus 400 kilometres of dual carriageway and 1,800 structures. The company will also advise the Scottish Executive on developing its new transport and infrastructure programme to improve the Scottish road system and its safety.

49,000
urban and airport signs

14,000
square metres of information signs

35,000
structures and bridges

More than
500,000
street lights



London Underground facilities (London, UK)

New highway maintenance contracts. 2006:

Contract	Budget (M€)	Duration (years)
Transport for London North	423.53	6
Type A signalling	195	5
Type C signalling	150	5
Merthyr Valley enhancement	156	25
DBFO2	782.35	30
Network Rail Stoneblowers	13.24	2
Network Rail Type A E&P	2.5	2
RLE St Pancras Signalling	2.21	0.5
Network Rail Voice Recorders	2.69	2
Network Rail MK/Bletchley Stge 4	2.94	1
Highways Agency Support Framework	2.21	5
South Ayrshire UA	7.35	1
Network Rail Cardiff Valley Enhance.	11.76	1
Siemens Portsmouth Re-signalling	3.82	1

Infrastructure maintenance



Highways in Spain and Portugal

In 2006, Ferrovial consolidated its leadership in infrastructure maintenance and upkeep through Grupisa in Spain and Portugal. The company manages 7,840 kilometres of expressways and roads and carries out the maintenance of 49,000 municipal and airport signs and 14,000 square metres of traffic signs.

It is currently responsible for the upkeep of the M-40 for two years, which may be extended for a further two years, where it maintains 3.8 million square metres of road surface, 184,799 ml of capping layer, 148,502 ml of drainage gully, 2,448 code signals and 2,456 markers on traffic islands.

During the year, the company was awarded the upkeep and maintenance of the N-322 in Jaen, the N-111, N-122 and N-234 in Soria and the A-3 and N-220 in Valencia. It was also awarded various maintenance contracts in Terminals 2 and 4 of Madrid-Barajas Airport and special traffic signals from the General Directorate of Traffic in Madrid, Pontevedra, Asturias, Seville, Malaga, Granada and Jaen. Minor contracts awarded to the company included signals in the new Terminal Area at Barajas, maintenance at Malaga Airport, preparation of the landing strip in Barcelona, road marking in Leon and Avila and upgrading of signage on the A-49 in Seville.

Market share


Development Ministry
GRUPISA
24.7%
Rest of companies
75.3%
Public Administrations
GRUPISA
23.1%
Rest of companies
76.9%


REALIA
AGUA NO POTABLE
MEDIO
AMBIENTE
madrid
madrid
CESPA

Public maintenance services (Madrid, Spain)

URBAN SERVICES


Revenues 2006
% of Municipal and waste treatment activities revenues contribution to services division
Municipal and waste treatment activities 19.1%
80.9% Rest of activities


EBIT 2006
% of Municipal and waste treatment activities EBIT contribution to services division
Municipal and waste treatment activities 29.9%
70.1% Rest of activities

It serves 822 towns in Spain and Portugal (5.6 million inhabitants)

Its waste collecting activity benefits 5.8 million inhabitants (6.5 million tons of urban waste)

2006 was "the year of the concession contract" in the Urban Services sector. More than 600 bids were presented with a value of 4.8 billion euro, almost triple the 1.7 billion euro in concession contracts for the previous year. In this competitive market, Ferrovial is focused on end-to-end waste management, gardening and municipal and industrial cleaning, through Cespa and its subsidiaries Ecocat (hazardous waste management) and Ecoclinic (health care waste management).

Cespa has 14,508 employees and a fleet of 6,539 vehicles. It serves 822 local authorities in Spain and Portugal, covering a population of 5.6 million. Its waste collection services benefit 5.8 million people and, in total, 6.5 million tons of municipal waste per year is managed in both Spain and Portugal – this is sent to 37 waste transfer centres and 90 treatment plants. The company is also responsible for gardening across 28 million square metres of public areas.

In 2006, company revenues reached 823.6 million euro, 9.7% up on the previous year, due to new contracts. The company's 3.02 billion euro backlog has increased by 29% due to the renewal of the contract for traditional municipal waste collection and street cleaning in Granada, renewal of the traditional municipal waste collection, street cleaning and selective waste collection contract in Huelva and Colmenar Viejo, a new contract in Aranjuez, a new contract with Punto Limpio and the beaches of Sitges and renewal of the street cleaning contract for Mancomunidad Vega de Henares.

Street cleaning and Wate collection

Other important contracts include street cleaning in Alella, Llinars del Valles, Daganzo, Cizur Menor, Medina del Campo, Ocaña and La Carolina; waste collection and street cleaning in Aranjuez, Sitges, Lorqui, Alguazas and Colmenar Viejo; waste collection in La Cabrera, Bejar, Arenys de Munt, Sant Vicenç de Montalt; selective waste collection for the Provincial Government of Huelva, garden maintenance in Oleiros, Ourense, Elgoibar and Castellbisbal; waste collection in Mancomunidad de Jarama, Mancomunidad de Vega de Henares, de Sigüenza and Mancomunidad Tajo-Guadiela, gardening in Puerto de Santa María, Getxo, the Metropolitan area of Barcelona, El Masnou and Bilbao, cleaning in Tafalla and Valdepeñas, waste collection and street cleaning in Durango, Los Molinos and Llinars del Vallés. Also important were the gardening concession contracts awarded during the year, particularly the Juan Pablo II Park in Madrid.

Industrial Services

The most important contracts in industrial services include the management of the Viladecans transfer plant and municipal waste transfer in the Metropolitan area of Barcelona. The contracts for waste management at Ford were also very significant.

Contract renewals

The main contract renewals in 2006 included the waste collection and street cleaning contract in Huelva and the extension of the contract in Granada for the same services. The Huelva contract generates annual revenues of around 11 million euro in each of the eight years of the contract and initial investment is 5 million euro. For Granada, annual revenues for the 14 years of the contract come to around 40 million euro and initial investment is 19 million euro.


swissport
BTU swissp
341

Cargo services (Swissport)

HANDLING


Revenues 2006
% of Handling revenues contribution to services division
Handling 25.3%
74.7% Rest of activities


EBIT 2006
% of Handling EBIT contribution to services division
Handling 9.6%
90.4% Rest of activities


Revenues 2006
in million dolars
1600
1400
1200
1000
800
600
400
200
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

2006 has been a year of consolidation for Swissport as the market leader around the world. Swissport operates in 180 airposrts in 42 countries and provides services to 650 airlines. During 2006, the three main businesses in this sector grew by 14%. Of particular significance was the success rate in new contracts, with a ratio of three new contracts for each one lost.

Ground handling

In the ground handling business area, the major long-term agreements were renewed with SWISS/Lufthansa, Ryanair and Air Malta, thus ensuring the continuity of this area. New markets have been opened for the company such as Pakistan, Japan and the Ukraine, and new licences have been obtained.

Cargo

In cargo operations, new contracts were closed with United, and the framework agreements were signed with CAL and Jade, thus confirming the increasing desire on the part of airlines to work with integrated solutions.

Specialty services

As regards Aviation Specialty Services, 60 guaranteed contractual agreements were reached on existing markets, extending these to the different lines of business. The operations area has also grown with the incorporation of new refuelling operations, and cabin maintenance in new US locations. Finally, Swissport, has commenced air safety activities in Brazil and executive aviation operations run from Zurich.



Airport maintenance (Swissport)

70 million of passengers

180 airports and 42 countries

650 airlines served

Swissport operations in airports around the world

Oakland
San Francisco
San José
Ontario
Los Angeles (3)
San Diego
Laredo
Hartingen
Worcester
Boston
Philadelphia
Orlando
Sanford
Sarasota
Fort Lauderdale
Fort Myers
Miami
Anchorage
Honolulu
Kona
Vancouver
Toronto
Hamilton
Montreal
USA
Lanzarote
Guadalajara
Mexico
Cancun
Cozumel
Puerto Plata
Santo Domingo
Punta Cana
La Romana
Tegucigalpa
San Pedro Sula
Aruba
Curaçao
Bonaire
Caracas
Lima
BRAZIL
Brasilia
Curitiba
Fortaleza
Manaus
Natal
Porto Alegre
Rio de Janeiro (2)
Recife
Salvador
São Paulo
ARGENTINA
Bariloche
Buenos Aires (2)
Córdoba
Mendoza
San Fernando
Rosario
Ushuaia



EUROPE
Algiers
Tel Aviv
Seoul
Tokyo
Nagoya
Osaka
Fukuoka
Khartoum
Abuja
Port Harcourt
Nairobi
Malabo
Yaounde
Douala
Kilimanjaro
Dar es Salaam
PAKISTAN
Faisalabad
Islamabad
Karachi
Lahore
Multan
Peshawar
Quetta
Sukkur
Manila
Singapore
Johannesburg
Durban
Cape Town
Port Elizabeth
Sydney
BELGIUM
Antwerp
Brussels
Liege
Glasgow
London
FRANCE
Lille
Mulhouse
Nantes
Nice
Paris (2)
Rouen
Strasbourg
Lyon
GERMANY
Hamburg
Kiev
Budapest
Florence
Barcelona
Rome
Palma de Mallorca
Alicante
Murcia
Almeria
Jerez
Corfu
Athens
Paphos
Heraklion


Station. This Disp
Welcome To B
To Birmingham N
ion. This Display
Street Station.Thi
New Street Station
MAIDEN

Infrastructure maintenance works (Birmingham, UK)

FACILITY MANAGEMENT


Revenues 2006
Facility management revenues contribution to services division
Facility management 13.5%
86.5% Rest of activities


EBIT 2006
% of facility management EBIT contribution to services division
Facility management 8.1%
Rest of activities 91.9%

300 schools

188,000 students


amey

In facility management, Amey manages numerous buildings used by public bodies including defence, local authorities, hospitals, schools as well as private institutions. Over 80% of its contracts have been guaranteed extension by the public administrations. In education, it serves over 300 schools, 188,000 children, providing 1.8 million school meals. The company also handles 80,000 calls to its call centre and maintains 2.5 million square metres of facilities.



Dining room services at English school (UK)

Building Schools for the Future (Bradford)

The Integrated Bradford consortium, headed by Amey, has obtained financing for the Building Schools for the Future (BSF) programme in Bradford. The project, which is to be carried out in conjunction with Bradford City Council, has a budget of 588.24 million euro and is to run for 30 years. The aim of BSF is to develop a new approach to the design, construction and management of secondary schools. Construction services will be carried out through a joint venture leaded by Ferrovial Agromán, and Amey will be responsible for management of the educational facilities. This will cover services including carers and cleaning, as well as general maintenance and security.

Northern Ireland and Scotland

The Group was selected as the preferred bidder in a PFI project – headed by Amey – for the Belfast and Library Board; and also in three other educational projects, two in Scotland (Clackmannanshire and Borders) and one in Northern Ireland for the Belfast Institute of Further and Higher Education.Amey also obtained a contract for maintenance at Belfast Airport.

1.8 million of meals

65 hospitals (30,000 beds)

New facility management contracts. 2006:

Contract	Budget (M€)	Duration (years)
Scottish Borders PFI	87.60	30
DTI Nat. Physical Laboratory	33.93	5
BELB	554.41 + 327.94	30 + 7
BIFHE	51.47	25
Clackmannanshire	92.26	30

21 **factories (17,000 workers)**

5,000 **homes cleaned**

22,000 **square metres of office space**

140,000 **office workers served**



Ferroser

Ferroser has maintained its position as leader in the Spanish market for maintenance of a huge range of buildings including hospitals, museums, universities, prisons, shopping centres, sports facilities, factories, offices and landmark buildings.

Ferroser currently carries out full maintenance of 2,700 buildings with over 4.4 million square metres of industrial facilities. The company has 13,618 employees dealing with 1,725 customers.

Ferroser manages the preventive and corrective maintenance contract for all Grupo VIPs premises with the option of building new premises. To date it has been awarded the contract to build 4 restaurants in Madrid, Seville, Malaga and La Coruña. The contract covered 230 restaurants in 2006, distributed in 15 cities and with 100,000 customers each day.

The other important contracts in the year were the maintenance contract for the King Juan Carlos University Campus in Madrid, the infrastructure of the Conde Gazola Base in Jaen, the Fuenlabrada Hospital, the Foreign Ministry headquarters, the Valladolid University Hospital, the Riotinto Hospital, the Madrid I, II and V Prisons and maintenance of factories such as Faurecia (Peugeot-Citroen Group) in Galicia and Valencia and L'Oreal in Burgos.

Cleaning services at Madrid Subway (Madrid, Spain)

5 airports (cleaning of 50,000 aircrafts)

40 tube stations and 70 railway stations

20 museums, 85 hotels, 230 sport facilities

62 prisons (52,000 ordinary prisoners)

Ferroser
Market share

Ferroser 23.6%
Rest of activities 76.4%

Ferroser and Eurolimp backlog

Military Facilities 1.5%
Real Estate 22.2%
Others 2.6%
Leisure, Hotels, Shopping Centres 3.3%
Public Buildings 31.4%
Industry 2%
Transport 2.9%
Health Care 34.0%

Eurolimp

In Spain, Ferrovial carries out facility management activities through Eurolimp. The company cleans 65 hospitals, with a total of around 30,000 beds, 2,100,000 square metres of school premises, 22,000 square metres of office space for 140,000 people and 21 factories in which 17,000 people are employed. Over 5,000 homes are cleaned and maintained. Over the year, the call centre dealt with over 280,000 calls.

In transport, Eurolimp maintains 5 airports, in which it manages 11,000 static signals, 900 moving ones and cleans 50,000 aircraft, 40 metro stations and 40 railway stations.

In the public and leisure sector, the company cleans 20 museums, 85 hotels and 230 sports facilities. Eurolimp also maintains 62 prisons with 52,000 offenders.

In maintenance and upkeep, the 2006 backlog rose during the year due to the acquisition of the cleaning contract for the Madrid metro, the renewal of the cleaning contract for the Virgen del Rocio University Hospital, the cleaning contract for the 12 de Octubre Hospital and the Campo de Gibraltar Health Care Area, maintenance of the road system in Guipuzcoa, maintenance of the Ericsson building and refurbishment work on the Calahorra Hospital.


Eurolimp
Market share
Eurolimp
9.1%
Rest of activities
90.9%

Maintaining 2,700 buildings (more than 4.4 million square metres)




ECONOMIC REPORT.
FINANCIAL
STATEMENTS

I. Business performance in 2006

1. Key aggregates

There has been a major change in Grupo Ferrovial's profile during 2006, owing mainly to:

- The incorporation of BAA as from 1 July
- The incorporation of the Indiana Toll Road (ITR) as from 1 July
- The sale of the Real Estate division on 28 December
- The sale of the stake in Europistas and Bristol Airport
- Swissport and Webber, which were acquired in 2005, have been included in 2006, for the first time, for a full twelve months.

These changes in the Group's profile have been reflected in both the Income statement, which reflects a 4,034 million euro increase in net turnover (+48.5%), and in the Balance sheet, which records a figure of 54,980 million euro, reflecting growth of +156%.

Financial figures

	Dec-06	Dec-05	Chg. (%)
Net revenue	**1,425.7**	**415.9**	**242.8**
EPS	**10.16**	**2.97**	**242.8**
EBITDA	**2,324.3**	**1,130.6**	**105.6**
EBIT	1,459.1	714.0	104.4
Net revenue	12,354.6	8,320.6	48.5
Net financial debt*	-3,064.2	-271.8	n.s.
Leverage	46%	9%	
Gross capital expenditure	4,445.8	1,664.6	167.1

*Excluding debt of Concession companies

Operating figures

	Dec-06	Dec-05	Chg. (%)
Construction backlog	8,023	7,500	7.0
Services backlog	8,629	7,174	20.3
Toll road traffic performance (ADT)			
ETR 407 (VKT' 000)	2,124,145	2,064,073	2.9
Chicago Skyway	50,514	48,241	4.3
Indiana Toll Road*	34,282	-	-
Autema	21,529	19,586	9.9
Ausol I	20,772	19,973	4.0
Ausol II	19,782	18,286	8.2
Performance airport traffic (pax 000)			
BAA* (million)	84,5		
Sydney	29,940	28,654	4.5
Belfast	2,080	2,210	-5.9
Carparks	253,023	238,200	6.2

* for the period July-December 2006

2. Analysis of income

2.1 Income statement

Note: Owing to the sale of Ferrovial Inmobiliaria on 28 December 2006, and in accordance with International Accounting Standards, this activity is now classed as a Discontinued operation. Accordingly, the consolidated annual accounts of Ferrovial for 2006 include this Business unit taking into consideration only its contribution to Net Income. All other figures corresponding to the financial statement take into account only the operations in Poland. For the purposes of comparison, the figures corresponding to 2005 have been adjusted using the same criterion.

	Dec-06	Dec-05	Chg. (%)
Net revenues	**12,354.6**	**8,320.6**	**48.5**
Other revenues	16.2	76.3	-78.7
Total operating revenues	12,370.8	8,396.9	47.3
External and operating expenses	6,905.3	5,392.3	28.1
Staff expenses	3,141.2	1,874.0	67.6
Gross operating income	**2,324.3**	**1,130.6**	**105.6**
Operating margin	18.8%	13.6%	
Non-current assets depreciation and amortisation	762.2	330.7	130.5
Change in trade provisions	103.0	85.9	19.9
Total operating expenses	10,911.7	7,682.8	42.0
Operating results	**1,459.1**	**714.0**	**104.4**
Operating margin	11.8%	8.6%	
Financial results	-1,232.1	-359.3	-242.9
Financial result infrastructures projects	-1,136.7	-375.1	-203.0
Financial result other companies	-95.4	15.8	n.s.
Share of results of equity-consolidated companies	28.5	11.6	145.6
Other profit and loss	422.2	79.3	n.s.
Consolidated income before income tax	**677.8**	**445.6**	**52.1**
Income tax	171.3	137.7	24.4
Consolidated income for the year	**506.6**	**307.9**	**64.5**
Net income from discontinued operations	873.4	79.4	n.s.
Net income attributable	**1,379.9**	**387.3**	**256.3**
Income attributed to minority interests	45.8	28.5	60.6
Income for the year attributed to parente company	**1,425.7**	**415.9**	**242.8**

Excluding the main additions to the scope of the consolidation and non-recurrent operations, organic growth is as follows:

- Revenues: +10.4%
- EBITDA: +18.8%
- EBIT: +22.6%
- Net income: +35.5%

2.2 Net sales

Sales have increased during the year by 48.5%. Organic growth has been 10.4%.

Net sales	Dec-06	Dec-05	Chg. (%)
Construction	5,146.4	4,387.3	17.3
Real estate	3.0	1.3	134.0
Infrastructures	2,927.2	760.3	285.0
Services	4,300.0	3,200.1	34.4
Adjustments (*)	-22.0	-28.4	
Total	**12,354.6**	**8,320.6**	**48.5**

(*) consolidation adjustments for intra-group billings

The growth in turnover may be attributed to:

The inclusion within the scope of the consolidation of BAA, Owen Williams, plus the increase in scope corresponding to Toll Roads contribute sales of 2,146.2 million; also, the inclusion of a full year for Swissport and Webber.

The high rate of growth of the Construction division, both at domestic level (+14%) and in Budimex (+17%). Webber contributes sales of 322 million euro, as compared with the 89 million corresponding to 2005.

The extremely high growth in Infrastructures (+285%), owing mainly to the inclusion of six months of BAA, contributing 1,980 million euro.

The favourable traffic performance of the main toll roads and increase in toll prices for the 407-ETR as from 1 February (8.7% for light vehicles at peak hours and 9.9% at off-peak hours).

Attention is also drawn to the inclusion of the ITR, N4-N6 (as from December '05), Ocaña-La Roda and Bosque toll roads, the change in the billing system for the Norte-litoral toll road and the full consolidation of the Chilean toll road Talca Chillan.

There has also been major growth in the Services division (+34%), due mainly to the contribution of Swissport (1,087 million euro as compared with 261 in 2005), and of Owen Williams (57 million euro).

The contributions of the various business lines to turnover, in percentage terms, have been as follows:

	Dec-06	Dec-05
Construction	41%	53%
Real estate	0%	0%
Infrastructures	24%	9%
Services	35%	38%

The geographical breakdown of sales is as follows:

	Dec-06	%	Dec-05	%	Chg. %
Spain	**5,110.0**	**41%**	**4,461.4**	**54%**	**14.5%**
United Kingdom	4,087.2	33%	1,871.3	22%	118.4%
Canada and USA	1,081.1	9%	498.1	6%	117.0%
Poland	846.4	7%	710.6	9%	19.1%
Chile	275.4	2%	246.1	3%	11.9%
Other European countries	784.5	6%	388.3	5%	102.0%
Other countries	170.0	1%	144.8	2%	17.4%
International total	**7,244.6**	**59%**	**3,859.2**	**46%**	**87.7%**
Total	**12,354.6**	**100%**	**8,320.6**	**100,0%**	**48.5%**

International sales have exceeded domestic sales for the first time, accounting for 59%. International sales grew by 88% due primarily to the inclusion of BAA, Owen Williams, the ITR toll road and the N4-N6 in the scope of the consolidation, and the inclusion of a full year of Webber and Swissport.

2.3. Staff expenses

Staff expenses have increased by 67.6% up to 3,141 million euro. The average workforce at December 2006 amounted to 88,902 employees, as compared with 57,247 at December 2005. This increase is explained by the acquisitions referred above.

2.4. Gross operating income (EBITDA)

The income statement reflects major growth in Ebitda (+105.6%), attributable mainly to the inclusion of BAA. The organic increase has been 18.8%. The consolidated margin (18.8%) has increased with respect to the same period for the previous year (13.6%), owing mainly to the inclusion of BAA, which reports a 42.7% margin. The individual business lines performed as follows:

Gross operating income	Dec-06	Dec-05	Chg. (%)
Construction	424.4	314.5	34.9
Real estate	-1.3	-1.1	17.3
Infrastructures	1,461.0	479.5	204.7
Services	435.5	335.4	29.8
Adjustments	4.7	2.3	
Total	**2,324.3**	**1,130.6**	**105.6**

The contribution made by the Infrastructures and Services businesses accounts for 82% of the Gross operating income, as compared with the 18% corresponding to the Construction and Real estate businesses. The investments made and the sale of Real estate have resulted in an increase in the weight of the Infrastructures and Services businesses.

	Dec-06	Dec-05
Construction	18%	28%
Real estate	0%	0%
Infrastructures	63%	42%
Services	19%	30%

In 2006 the contribution of activities outside Spain to Gross operating income increased up to 73%, which is higher than the percentage of sales for which such activities account (59%). Income obtained in the United Kingdom, following the acquisition of BAA, exceeds that obtained in Spain.

The geographical distribution of EBITDA is as follows:

	Dec-06	%	Dec-05	%	Chg. (%)
Spain	**633.4**	**27%**	**518.6**	**46%**	**22.1%**
United Kingdom	1,048.3	45%	191.8	17%	446.6%
Canada and USA	354.8	15%	247.7	22%	43.2%
Poland	21.3	1%	5.9	1%	261.0%
Chile	121.0	5%	74.8	7%	61.8%
Other European countries	120.6	5%	88.7	8%	36.0%
Other countries	24.8	1%	3.2	0%	n.s.
International total	**1,690.8**	**73%**	**612.1**	**54%**	**176.2%**
Total	**2,324.3**	**100%**	**1,130.6**	**100%**	**105.6%**

2.5. Depreciation, amortisation and provisions

There has been a major increase during the year in depreciation and amortisation charges, corresponding mainly to Infrastructures owing to the inclusion of BAA-ADI (315 million euro). Depreciation/amortisation charges for Cintra (toll roads, carparks) amounted to 220.8 million euro, of which 54 million are attributable to the bringing into operation of new toll roads. There has also been a major increase in depreciation/amortisation charges in Construction, owing to the increased investment in machinery in past years.

	Dec-06	Dec-05	Chg. (%)
Construction	80.4	54.1	48.6%
Real estate	0.1	0.1	36.7%
Infrastructures	536.8	167.0	221.5%
Services	143.4	108.1	32.7%
Other	1.4	1.4	4.1%
Total	**762.2**	**330.7**	**130.5%**

Provisions increased by 20%, up to 103.0 million euro. The greater part of this increase was generated in Construction.

	Dec-06	Dec-05	Chg. (%)
Construction	64.1	50.5	26.9%
Real estate	0.4	0.0	n.s.
Infrastructures	18.2	10.7	70.4%
Services	18.4	12.0	54.2%
Other	1.8	12.7	-86.0%
Total	**103.0**	**85.9**	**19.9%**

2.6. Operating result (EBIT)

Operating income (EBIT) increased by 104.4%, which is far higher than the increase in turnover, due primarily to the inclusion of BAA. Organic growth has been 22.6%. The consolidated margin (11.8%) has increased with respect to the same period in the previous year (8.6%), owing primarily to the inclusion of BAA, which reports a 26.9% margin, as compared with the inclusion of Swissport, which reports of 2.4% margin.

The individual business lines performed as follows:

Net operating income	Dec-06	Dec-05	Chg. (%)
Construction	279.8	209.8	33.4
Real estate	-1.8	-1.2	-50.0
Infrastructures	906.0	301.9	200.1
Services	273.6	215.3	27.1
Adjustments	1.5	-11.8	
Total	**1.459.1**	**714.0**	**104.4**

The contribution made by the Infrastructures and Services businesses accounts for 81% of Net operating income, as compared with the 19% contributed by the Construction and Real estate businesses. The investments made and the sale of Real estate increase the weight corresponding to the Infrastructure and Services businesses.

	Dec-06	Dec-05
Construction	19%	29%
Real estate	0%	0%
Infrastructures	62%	42%
Services	19%	30%

During 2006, the contribution to Net operating income of business activities outside Spain increased up to 72%.

The geographical distribution of EBIT is as follows:

	Dec-06	%	Dec-05	%	Chg. %
Spain	**401.4**	**28%**	**315.2**	**44%**	**27.3%**
United Kingdom	671.6	46%	133.6	19%	402.7%
Canada and USA	217.0	15%	162.3	23%	33.7%
Poland	-0.4	0%	-4.5	-1%	-91.1%
Chile	88.0	6%	56.7	8%	55.2%
Other European countries	71.8	5%	45.1	6%	59.2%
Other countries	9.7	1%	5.6	1%	73.2%
International total	**1,057.7**	**72%**	**398.8**	**56%**	**165.2%**
Total	**1,459.1**	**100%**	**714.0**	**100%**	**104.4%**

2.7. Financial result

	Dec-06	Dec-05
Infrastructures projects	-1,136.7	-375.1
Rest of group	-95.4	15.8
Financing result	-113.2	-2.5
Other financial income	17.8	18.3
Total	**-1,232.1**	**-359.3**

The increase in the scope of the consolidation resulted in an increase of 8,486 in Net debt, to 32,818 million euro, giving rise to the increase in financial expense. The changes are attributable primarily to:

a) Infrastructures projects

1. The inclusion of BAA/ADI, whose financial expense amounts to -654.1 million euro.
2. Other Concessions:

The inclusion of debt servicing corresponding to new concessions:

- ITR (commenced activity on 1 July), increasing financial expenses by 39.2 million euro.
- Ocaña-La Roda (came into operation on 27 July), contributing financial expenses amounting to 16.5 million euro.
- Norte-Litoral, the practical completion of the work on this toll road has resulted in the commencement of toll charge billings. The financial expense corresponding to this toll road amounted to 11.9 million euro.
- N4-N6 (brought into service on 2 December 2005), generated financial expenses of 9.9 million euro.
- Chilean toll roads show an increase in financial expenses (4.1 million euro) due mainly to the full consolidation of the Talca-Chillán toll road as from May of this year and the consolidation of the debt corresponding to the Bosque toll road, which was acquired on 30 October last.
- Chicago Skyway has reported an increase in financial expense owing to the higher level of debt following the re-leveraging of the concession company, which took place in August 2005, together with the consolidation of the toll road for almost one more month in 2006. On the other hand, the depreciation of the dollar has allowed for a reduction of this expense. These two factors, together, have resulted in an increase of 4.1 million euro in financial expenses:
- 407-ETR has reported a decrease in financial expense (25.3 million euro) owing to the effect of the following three factors:
  - o On the one hand, the higher level of debt of the concession company has resulted in a 5.1 million euro increase in financial expense.
  - o The appreciation of the Canadian dollar has resulted in an 8.6 million euro increase in expenses.
  - o On the other hand, the lower rate of inflation on RRBs (2.36% in 2006 as compared with 2.58% in 2005) and SIPs (2.39% at December 2006 as compared with 2.63% at December 2005) has resulted in a 39 million euro decrease in financial expenses.

b) Rest of Group:

The Financing result has deteriorated by an amount of 111.2 million euro, owing primarily to the debt assumed in order to purchase the capital of BAA.

2.8 Share of results of equity-consolidated companies

There has been a major improvement owing principally to Construction and to the incorporation of subsidiaries of BAA.

2.9. Other profit and loss

The figure of 422 million euro recorded corresponds primarily to capital gains generated by the sale of the holding in Europistas (199.8 million euro) and the sale of Bristol airport (221.1 million euro). In 2005, the figure recorded was 79 million euro, which derived to a great extent from the sale of the holding in ONO (45.7 million euro) and the 5% stake in Ausol (31.4 million euro).

2.10. Income tax

The book expense for taxes amounts to 171.3 million euro, representing a tax rate of 25.3%, which is lower than the rate recorded in 2005 (30.9%).

2.11. Net income from discontinued operations

Following the sale of Real estate in 2006, and in accordance with IFRS 5, this heading includes both the net income corresponding to 2006 (107.9 million euro) and the capital gain (765.5 million euro) generated on the sale of this business.

2.12. Net Income

Net income for the year 2006 amounts to 1,425.7 million euro, reflecting a 242.8% increase with respect to net income for 2005. Excluding the changes in the scope of the consolidation (202.1 million) and discontinued operations (765.5 million), the increase in pro-forma net income is 35.5%.

	Dec-06	Dec-05	Chg. %
Net income	**1,425.7**	**415.9**	**242.8**
Sale of Real estate	765.5		
Sale of Bristol	221.1		
Sale of Europistas	103.1		
Sale of 5% Ausol		16.9	
Release of Maipo provision		19.9	
Sale of ONO		38.8	
Webber	14.1	2.7	
Swissport	4.5	1.3	
O. Williams	1.5		
BAA	-112.9		
Change in toll roads scope	-29.3	-1.9	
Pro-forma net income	**458,1**	**338,2**	**35,5**

3. Analysis by business areas

3.1. Construction

	Dec-06	Dec-05	Chg. (%)
Sales	5,146.4	4,387.3	17.3
EBITDA	424.4	314.5	34.9
EBITDA Margin	8.2%	7.2%	
EBIT	279.8	209.8	33.4
EBIT margin	5.4%	4.8%	
EBT	327.5	244.0	34.2
EBT margin	6.4%	5.6%	
Backlog	8,023	7,500	7.0
Gross capital expenditure	51	288	-82.4

There has been a major increase in sales during the year (+17.3%), with improved profitability.

There has also been an increase in sales owing to the favourable performance of this business at domestic level (+14%), the improvement in Budimex (+17%), and the inclusion of a full year of Webber (contributing 322 million euro, as compared with billings in 2005 of 89 million euro, and a backlog of 504 million euro).

Excluding the changes in the scope of the consolidation, sales reflect growth of +12%, and net operating income growth of +28%.

The backlog corresponding to the Construction division has increased by 7.0% with respect to 2005 (6.7% excluding Webber), such growth being worthy of note given the high rate of execution of work.

The distribution of sales by geographical areas and type of construction work may be analysed as follows:

a) Budimex

	Dec-06	Dec-05	Chg. (%)
Sales	789.0	674.2	17.0
EBITDA	17.3	10.0	72.1
EBITDA margin	2.2%	1.5%	
EBIT	3.7	0.3	n.s.
EBIT margin	0.5%	0.0%	
EBT	5.0	2.8	76.1
EBT margin	0.6%	0.4%	
Backlog	688	547	25.8

Budimex has shown positive signs of recovery of its activity, combining growth of sales with improved profitability and a significant increase in backlog, despite a high rate of execution. In the local currency, sales have increased by 14.2% and the backlog has increased by 25.5% with respect to 2005.

The following graph reflects the development of the Budimex backlog over recent years:


Development Budimex Backlog
407
617
547
688
dec'03
dec'04
dec'05
dec'06

b) Webber

The accounts reflect the inclusion for the first time of a full year of Webber, following its acquisition in September 2005. The backlog has increased (+11.2%).

	Dec-06	Dec-05*	Chg. (%)
Sales	322.0	89.3	n.s.
EBITDA	30.6	8.8	n.s.
EBITDA margin	9.5%	9.9%	
EBIT	17.1	4.5	n.s.
EBIT margin	5.3%	5.0%	
EBT	17.5	4.1	n.s.
EBT margin	5.4%	4.6%	n.s.
Backlog	504	453	11.2

* 15 Sept.-Dec. 2005

c) Construction excluding Budimex and Webber:

In sales, the increase in domestic activity (+14%) has been combined with a fall in external activity (-7.2%). There has been a significant increase in profitability.

	Dec-06	Dec-05	Chg. (%)
Sales	4,035.4	3,650.8	10.5
EBITDA	376.5	295.7	27.3
EBITDA Margin	9.3%	8.1%	
EBIT	259.0	205.0	26.3
EBIT margin	6.4%	5.6%	
EBT	305.0	237.1	28.6
EBT margin	7.6%	6.5%	
Backlog	6.831	6.500	5.1

d) Backlog

	Dec-06	Dec-05	Chg. (%)
Civil work	4,365.3	4,292.5	1.7
Residential building	1,347.3	1,216.4	10.8
Non-residential building	1,550.2	1,229.0	26.1
Industrial	760.2	762.5	-0.3
Total	**8,022.9**	**7,500.4**	**7.0**

The fall in the backlog of national civil engineering works is explained by the selection made of projects, in which greater importance has been attached to profitability than to volume.

3.2. Real estate

Note: Owing to the sale of Ferrovial Inmobiliaria on 28 December 2006, and in accordance with IAS, this activity is now classed as a Discontinued operation. Accordingly, the consolidated annual accounts of Ferrovial for 2006 include this Business unit taking into consideration only its contribution to Net Profit. All other figures corresponding to the income statement take into account only the operations in Poland. For the purposes of comparison, the figures corresponding to 2005 have been adjusted using the same criterion.

Sale of the Real Estate Division

Ferrovial sold its real estate business, apart from the operations in Poland, to Habitat for a sum of 2,200 million euro (EV), including a debt of 600 million euro. Ferrovial will have a 20% interest in the new Habitat Group, involving an investment of 125 million euro. The net capital gain, after taxes and discounting the 20% interest in the new Habitat Group, amounts to 765.5 million.

Sale: Key figures	
Sale price (EV)	2,200
Debt	600
Net Equity	1,600
Book value 06(e)	450
Capital gain (100%)	1,150

Form of collection	
December 2006	200
Closing date (Authorisation Competent body)	1,150
Deferred payment (Subordinated debt)	250
TOTAL	**1,600**

Operations in Poland

Operations in Poland are at an initial stage and there are therefore a series of structural and business development costs which are not yet offset by billings, given that there have been no deliveries in 2007. The sales figure reflects small amounts of revenues collected from rents.

	Dec-06	Dec-05	Chg. (%)
Sales	3.0	1.3	130.8
EBITDA	-1.3	-1.1	-0.2
Net income from discontinued operations	865.0	79.4	n.s.

The figures in the income statement for Sales and EBITDA relate exclusively to the activity in Poland. The Net income figure includes both the capital gain on the sale and net income for the year. For the purposes of comparison, the figures for 2005 have been adjusted applying the same criterion.

3.3. Infrastructures

	Dec-06	Dec-05	Chg. (%)
Sales	2,927.2	760.3	285.0
EBITDA	1,461.0	479.5	204.7
EBITDA margin	49.9%	63.1%	
EBIT	906.0	301.9	200.1
EBIT margin	31.0%	39.7%	
EBT	122.1	-17.0	n.s.
EBT margin	4.2%	-2.2%	
Project capital investment	4,188	430	n.s.

There has been a 285.0% improvements in billings, due mainly to the inclusion in the scope of the consolidation of BAA (1,980 million euro).

In relation to toll roads, attention is drawn to the incorporation of: ITR, N4-N6 (as from December ´05), Ocaña-La Roda and Bosque. Also to be mentioned is the change in the billing system for the North Coast toll road and the full consolidation of the Chilean Talca-Chillan toll road, together with the inclusion of one more month of income corresponding to the Chicago Skyway toll road (effective 24 January 2005).

Attention is drawn to the increase in carpark billings (+10.4%), owing to the increase in the number of parking spaces managed

(+14,823), mainly due to the adjudication of the carpark for Terminal T-4 at the Madrid Barajas airport.

In relation to Financial results, there has been a major increase in financial expenses owing to the acquisition of BAA and to a lesser extent to the commencement of activities corresponding to various toll roads. In 2005 there was an item of non-recurrent financial income (42.2 million euro) obtained in Chile.

Earning before taxes includes, for both years, non-recurrent income: in 2006 it includes the sale of the holdings in Europistas (199.8 million euro) and in Bristol airport (221.1 million euro), and in 2005 it included the sale of 5% of Ausol (32 million euro).

The main investments have corresponded to the airports business, with the acquisition of BAA for a sum of 3,672 million euro. Attention is drawn to the investments made in the toll roads business, with the acquisition of ITR (302.9 million euro), the purchase of an additional 10% of the R-4 toll road (54.9 million euro) and the share capital increases in the Madrid-Levante toll road (22 million euro) and the N4/N6 (28.1 million euro).

a) Financing operations

Refinancing of Ruta de los Rios. The improved terms of the loan have allowed for additional distributions, of approximately 47 million euro.

Re-leveraging of the Maipo toll road through an issue of bonds in Chile (approx. 156 million euro). The new debt has allowed for the financing of new construction work and payment of an extraordinary dividend (approximately 128 million euro) to Cintra Chile.

b) Concessions awarded

	Concession	Investment	% interest	Maturity	Km.	Date
Awards/ Acquisitions	ITR	3,029	50.0%	75	253	January
	IONIAN ROADS	1,150	33.3%	30	379	June
	SH-130	1,000	65.0%	50	64	June
	AZORES	408	89.0%	30	88	December
Preferred bidder	M-3	600	90.0%	45	50	September

c) Corporate operations

Acquisition of a further 10% (54.9 million euro) of the R-4 toll road in Madrid (10 April), bringing the stake owned directly up to 55%.

Acquisition of 100% of the capital of the Autopista del Bosque in Chile (30 October), the concession company for the Chillán to Collipulli stretch of the Ruta 5 toll road in Chile. The acquisition will be financed with flows of funds of the concession company itself and will imply no disbursement of capital by Cintra. The initial year of expiry of the concession was 2021, but since the signing of the Mechanism for the Distribution of Revenues (MDI - Mecanismo de Distribución de Ingresos) in 2004, it has been of variable term, expiring when the current value of future revenues reaches the amount of revenues guaranteed. This mechanism is already in operation, to date, in three of the four toll roads managed by Cintra Chile.

d) BAA

	Dec-06
Sales	1,979.7
EBITDA	845.8
EBITDA margin	42.7%

BAA has been included within the scope of consolidation of Grupo Ferrovial since 1 July 2006. Only the results of BAA corresponding to the period July -December 2006 have been included. Once the purchase process had been completed, BAA was excluded from the Stock Market, on 15 August.

Income statement

	ADI/BAA (July-December) 2006	Price adjustments	Financial equity	Total
Revenues	1,979.7			1.979.7
EBITDA	845.8			845.8
%/ Revenues	42.7%			42.7%
EBIT	590.2	-57.3		533.0
%/EBIT	29.8%			26.9%
Financial results	-658.2		-94.1	-752.4
Equity results	4.4			4.4
Income before tax	-63.6	-57.3	-94.1	-215.0
Taxes	-17.1	-19.1	-32.9	-69.2
Minority interests	-18.1	-14.9		-33.0
Net profit	**-28.4**	**-23.3**	**-61.2**	**-112.9**

The sales figure of BAA (Only 6 months have been consolidated) accounts for 68% of the Infrastructures division. The contribution made by ADI (Airport Development and Investment Limited, the company by which the BAA shares are owned) to the net income of Ferrovial amounts to -28.4 million, this figure already including the financial expense on the acquisition debt. The consolidation of the accounts of ADI also includes:

- The effect of the amortation arising in the process of assignment of the difference between the price paid and the carrying value of the company (PPA) given that part of this difference was imputed to amortisable assets (this process is provisional since under IFRS 3 it is subject to review for a period of one year). The impact on net income of this increase in amortisation is -23.3 million euro.
- The financial expense incurred by Ferrovial Infraestructuras for the purpose of financing its contribution of capital in the purchase of BAA. The impact on net income amounts to -61,2 million euro.
- Taking all the various effects into consideration, the total impact of the inclusion of BAA/ADI in net income amounts to -112.9 million euro.

Performance of traffic figures

BAA, for the first four months of its fiscal year (April – July), reported growth of 4.5%; this figure exceeded expectations and is explained by the increase in fuel prices and energy costs.

The tightening of security measures on 10 August affected all the airports in the United Kingdom and all routes between Europe and the US were either delayed or cancelled. As result, some passengers - particularly those connecting at Heathrow – postponed their flights or chose other airports.

The effects of the above continued through into September, although the trend in traffic figures reflected a slight improvement (0.3% in August, 0.6% in September). By the end of September, there were signs of recovery of passenger confidence.

The sector most affected has been the domestic market in the United Kingdom. This is partly because it is easier, within the country, to use alternative forms of transport, and also because airline companies such as British Airways are tending, in the long term, to reduce the numbers of slots for domestic flights in order to increase the number of international flights.

The days leading up to Christmas, which is a period of intense travel activity, were affected by thick fog in the South of England. It is estimated that this fog affected 175,000 passengers, which is 1.7% of the total number forecast. If we eliminate this effect, traffic for December would have reported a +3.2% increase.

Monthly changes in traffic in the United Kingdom

The development of traffic figures over the period July-December amounted to +1.5%

July	August	September	October	November	December
3.1%	+0.3%	+0.6%	+1.6%	+2.1%	+1.6%

The performance of traffic figures, including Budapest and Naples, over the period July - December has amounted to +7%.

Sales figures and EBITDA may be analysed as follows:

Million pound sterling

July-December	Revenues	Chg. %	EBITDA	Chg. %
Heathrow	578.5	5.0	312.5	-2.3
Gatwick	193.0	11.8	95.9	8.8
Stanstead	94.5	7.0	42.9	-0.2
Scotland	101.8	6.6	53.3	7.7
Southampton	10.9	1.4	5.2	-11.5
United Kingdom	**978.6**	**6.6**	**509.7**	**0.7**
Naples	18.6	14.0	5.7	-3.5
Budapest	100.1	-	38.2	-
Total Airports	**1,097.3**	**17.5**	**553.6**	**8.1**
WDF	208.3	-0.7	18.3	-5.8
Other	42.4	-	4.0	-
Total BAA	**1,348.0**	**14.5**	**575.9**	**9.2**

Key aggregates in terms of seasonality:

BAA – ADI	Q3	Q4
Revenues	**1,039.3**	**940.4**
EBITDA	**492.5**	**353.3**
%/Revenues	47.4%	37.6%
Depreciation & Amortization	177.1	135.7
Net operating income	**315.4**	**217.6**

Syndication of debt

The process of syndication of both the debt corresponding to the acquisition of ADI and the debt assumed by Ferrovial Infraestructuras took place over the summer months. Despite the alarm caused by terrorist action in August, the syndication was oversubscribed by almost 200%, indicating the level of confidence on the part of the financial community in the BAA project. Together with the large volume of debt syndicated, amounting to 10,850 million pound sterling, attention is drawn also to the syndication of 2,000 million pound sterling in junior debt, which is the largest ever junior debt syndication operation in the United Kingdom.

Hedging at fixed rates has been contracted for both the acquisition debt and the debt in BAA. The percentage of debt at fixed rates stands at 90% for the period 2003-2008 and is reduced to 60% for the period 2018-2023.

Amount (£mn)	Solicited	Comitted	Subscription %	Institutions #
Fer. Infra. Equity Contribution	1,850	3,200	173%	34
Senior acq. Debt and Capex facilities	7,000	15,200	218%	40
Junior debt	2,000	2,400	121%	36
Total	**10,850**	**20,800**		

e) Infrastructures – Toll roads

Traffic	Dec-06	Dec-05	Chg.
407 ETR (000 VKT)	2,124,145	2,064,073	2.9%
Chicago Skyway	50,514	48,422	4.3%
Indiana Toll Road	34,282		
Ausol I	20,772	19,973	4.0%
Ausol II	19,782	18,286	8.2%
Autema	21,529	19,586	9.9%
Radial 4	9,333	6,791	37.4%
Ocaña-La Roda	4,298		
N4-N6	20,939		
M-45	86,537	79,368	9.0%
Santiago-Talca	64,322	59,483	8.1%
Talca-Chillán	39,463	36,732	7.4%
Collipulli-Temuco	27,241	26,269	3.7%
Temuco-Río Bueno	18,296	16,925	8.1%
Euroscut Algarve	19,099	18,677	2.3%
Euroscut Norte Litoral	29,625		

Revenue (data in million euro)	Dec-06	Dec-05	Chg.
407 ETR	318.2	280.5	13.4%
Chicago Skyway (1)	44.8	40.7	10.0%
Indiana Toll Road (2)	29.8		
Ausol	61.6	57.3	7.5%
Autema	40.2	36.7	9.5%
Radial 4	18.9	12.8	47.7%
Ocaña-La Roda	6.6		
N4-N6	15.5	0.7	n.s.
M-45	11.9	11.3	5.3%
Chilean toll roads	129.3	88.9	45.4%
Euroscut Algarve	33.3	31.8	4.6%
Euroscut Norte Litoral	31.0	2.8	n.s.

EBITDA (data in million euro)	Dec-06	Dec-05	Var.
407 ETR	249.2	213.0	17.0%
Chicago Skyway (1)	35.8	29.9	19.7%
Indiana Toll Road (2)	21.5		
Ausol	50.3	49.4	1.7%
Autema	31.0	29.2	6.5%
Radial 4	8.3	4.5	83.9%
Ocaña-La Roda	3.3		
N4-N6	9.9	0.2	n.s.
M-45	11.3	10.7	5.6%
Chilean toll roads	86.3	63.5	35.9%
Euroscut Algarve	29.2	27.2	7.4%
Euroscut Norte Litoral	22.6	0.2	n.s.

EBITDA margin	Dec-06	Dec-05	Var.
407 ETR	78.3%	75.9%	3.1%
Chicago Skyway (1)	79.9%	73.4%	8.8%
Indiana Toll Road (2)	72.2%		
Ausol	81.6%	86.3%	-5.4%
Autema	77.3%	79.5%	-2.8%
Radial 4	43.7%	35.0%	24.9%
Ocaña-La Roda	49.9%		
N4-N6	64.2%	33.1%	n.s.
M-45	94.8%	95.1%	-0.4%
Autopistas Chilenas	66.7%	71.4%	-6.6%
Euroscut Algarve	87.5%	85.3%	2.6%
Euroscut Norte Litoral	72.7%	6.7%	n.s.

1. Consolidated as from 24 January 2005
2. Consolidated as from 1 July 2006

The main reason for the growth of this division is the favourable performance of traffic figures, all the toll roads reporting significant growth.

Another factor has been the increase in toll prices for the 407-ETR toll road. The price for light vehicles was increased by 8.7% at peak times, up to 16.25 cent Canadian dollar per kilometre, whereas for off-peak times it was increased by 9.9%. Despite this increase in toll prices, the average number of journeys per day increased by 3% and the total number of kilometres travelled increased by 2.9%.

The commencement of operations on the ITR toll road, contributing sales of 29.8 million euro. This toll road has been included in the consolidation, by the proportional consolidation method, since 1 July last.

The commencement of traffic-based billings on the Norte Litoral toll road. Up until now, a small amount was billed per operational kilometre. However, since completion of the construction work practically in its entirety, billings have been made based on traffic on the toll road. In the month of December the Portuguese Government was billed a sum of 29.7 million euro under the new calculation method in respect of the period February - December 2006.

The full consolidation of the Chilean Talca-Chillán toll road as from 1 May last, following the increase in Cintra's holding, bringing it up to 67.61%. This toll road was formerly consolidated by the equity method. Sales corresponding to the toll road for this period have amounted to 22.3 million euro.

The bringing into service of the N4-N6 toll road in Ireland. The toll road was opened to traffic in December 2005 and has generated sales during the past year of 15.5 million euro.

The opening of the new Ocaña-La Roda toll road, which has contributed sales, since the commencement of its operations on 27 July last, of 6.6 million euro.

Inclusion of the Bosque toll road in Chile. Sales for this toll road since its acquisition, on 30 October last, have amounted to 4.3 million euro.

The inclusion of revenues corresponding to the Chicago Skyway toll road for the entire year. This toll road commenced its activity on 24 January 2005.

An increase of 14,823 in the number of parking spaces managed, corresponding to the carparks business. This represents an increase of 6.2% with respect to the previous year.

Fluctuation in exchange rates. The appreciation of the Canadian dollar (4.6%) and of the Chilean peso (3.4%) have had a positive effect on revenues denominated in euros. By contrast, the depreciation of the dollar has resulted in a 2% decrease in sales in euros corresponding to American assets.

f) Other airports

Sydney

	Dec-06	Dec-05	Chg. %	Chg. in % local currency
Sales	404.2	384.2	5.2	7.3
EBITDA	334.3	313.9	6.5	
EBITDA margin	82.7%	81.7%		
EBIT	246.2	228.3	7.8	
EBIT margin	60.9%	59.4%		
Passengers (000)				
International	9.905	9.822	0.8	
Domestic	20,035	18,832	6.4	
Total	**29,940**	**28,654**	**4.5**	

Belfast

	Dec-06	Dec-05	Chg. %	Chg. local currency
Sales	27.6	27.4	0.7	0.3
EBITDA	7.4	6.8	8.1	
EBITDA margin	26.8%	24.8%		
EBIT	4.1	3.4	22.0	
EBIT margin	14.9%	12.4%		
Passengers (000)				
Total	**2,080**	**2,210**	**-5.9**	

Agreement with Macquarie Airports

On 29 March 2006, an agreement was formalised between Ferrovial Infraestructuras, S.A. and Macquarie Airports (MAp), under which the parties granted each other conditional purchase and sale options in respect of shares held by Ferrovial Aeropuertos, S.A. (100% subsidiary of Ferrovial Infraestructuras, S.A.) in the capital of the companies owning the rights in respect of Bristol and Sydney airports.

On 30 November, the period for exercising the purchase and sale options in respect of the shares of the companies owning the rights in Sydney airport was modified, the agreement reached being that such term will run from 1 February 2007 through to 31 March 2007.

On 30 November, MEIF exercised the purchase option in respect of the interest owned by Ferrovial Aeropuertos in Bristol Airport, at the agreed price of 105.9 million pound sterling (approximately 149.8 million euro), the distributions made from 29 March through to the date of transfer having been deducted. The net capital gain generated on this operation amounted to 221.1 million euro.

g) Car parks

	Dec-06	Dec-05	Chg. (%)
Sales	132.4	119.9	10.4
EBITDA	46.0	41.7	10.3
EBITDA margin	34.7%	34.8%	
EBIT	27.8	26.5	5.0
EBIT margin	21.0%	22.1%	
Car parks	253,023	238,200	6.2

The growth in income (+10.4%) is explained primarily by new on street parking managed (ORA) contracts and the increase in the number of parking spaces in operation, primarily due to the inclusion of the carparks for the new T-4 terminal at the Madrid Barajas airport, and the extension of the contract for the regulation of vehicle parking on the streets of Pamplona.

3.4. Services

	Dec-06	Dec-05	Chg. (%)
Sales	4,300.0	3,200.1	34.4
Gross operating income	435.5	335.4	29.8
Gross margin	10.1%	10.5%	
Operating income	273.6	215.3	27.1
Operating margin	6.4%	6.7%	
EBT	238.1	179.1	32.9
EBT Margin	5.5%	5.6%	
Backlog	8,629	7,174	20.3
Capital expenditure	197	935	-79.0

The figures for 2006 consolidate the position of Services as the second most important division in Ferrovial both in terms of sales (where it ranks behind Construction) and in terms of contribution to EBITDA (where it is ahead of Construction and second only to Infrastructures).

Attention is drawn to the high level of operating cash flow generation (216 million) and the solid growth of the backlog (20.3%) which amounts to 8,629 million (without including the backlog corresponding to the London underground contract, 14,331 million); this will allow for constant growth of the business over the coming years.

There has been a sharp increase in sales, of 34.4% (9% organic), supported by the inclusion of a full year of the handling business, which is performed through Swissport, as opposed to the 3 months included in 2005.

The net operating margin (6.4%) reflects improvements in all the Division's business lines, the decrease being attributable to the weight of Swissport (25% of the Division's sales), which reports a margin of 2.4% which is lower than the average for the Division. Excluding Swissport, the net operating margin would amount to 7.6%, as compared with an equivalent figure for 2005 of 7.2%.

a) Amey

	Dec-06	Dec-05	Chg. (%)
Sales	1,932.6	1,771.1	9.1
EBITDA	197.7	165.5	19.5
EBITDA margin	10.2%	9.3%	
EBIT	135.5	114.4	18.4
EBIT margin	7.0%	6.5%	
EBT	129.9	97.1	33.8
EBT margin	6.7%	5.5%	
Backlog (*)	4.974	4.223	17.8

(*) Tubelines backlog (14,331 million euro) not included.

Attention is drawn to the acquisition of the engineering firm Owen Williams, which has allowed for a 9.1% increase in sales, as compared with 6% organic growth.

Tubelines: 2006 has been the year with the highest level of execution of the principal contract, allowing for a 5.4% increase in sales; this offsets the lower level of revenues from work performed which does not correspond to the main contract.

	AMEY (EX- TUBELINES)			TUBELINES		
	Dec-06	Dec-05	Chg. (%)	Dec-06	Dec-05	Chg. (%)
Sales	1,061.0	944.3	12.4	871.6	826.8	5.4
EBITDA	95.7	70.6	35.6	102.0	95.0	7.4
EBITDA margin	9.0%	7.5%		11.7%	11.5%	

According to the Tubelines business plan, the project is entering a phase of less investment over coming years, with increased maintenance activity. This will result in a steady reduction in the level of billings and income in the coming years. This reduced contribution to books of account will be offset in cash terms by an increase in the distribution of dividends.

Tubelines has accelerated its realisation of a series of expenses (14.3 million as opposed to 4.3 million in 2005) in smaller-scale projects, to which it is not obligated under the main contract but which will generate greater efficiency in future periods, when part of its revenues will be linked to efficiency ratios.

Despite this expense, the higher level of execution of the main contract and savings on structural costs have allowed for an increase in the gross operating margin up to 11.7% (12.9% if we exclude the aforementioned expenses).


Sales
EBITDA Margin
800
6.7%
1,383
7.2%
1,771
9.4%
1,933
10.2%
2003
2004
2005
2006

The rest of the activities of Amey report a 12.4% increase in sales and a sharp increase in gross operating income (+35,6%), bringing profitability over sales up to 9% (7.5%). The increase in billings has been driven by the activities of AIS (infrastructures) which have offset the lower level of activity of ABS (facility management). A process of selection of backlog has been undertaken for this activity, cancelling or not renewing those contracts which contributed volume of sales but generated losses or were not sufficiently profitable. This policy has resulted in a decrease in billings estimated at 50 million euro (3% of the total sales of Amey).

b) Swissport

	Dec-06	Dec-05*	Chg. (%)
Sales	1,087.4	261.2	n.s.
EBITDA	58.5	14.7	n.s.
EBITDA margin	5.4%	5.6%	
EBIT	26.2	4.4	n.s.
EBIT margin	2.4%	1.7%	
EBT	14.5	0.8	n.s.
EBT margin	1.3%	0.3%	

*October-December 2005

Mention should be made of the commercial growth resulting from entry in the Eastern European market, through the purchase of 51% of the second largest operator in Kiev airport, the purchase of SGS Shimaya in Japan (a key country in terms of accessing opportunities in Asia), the award of 6 licences in Spanish airports, including Madrid (accessing a growing "low cost" market) and the selection as Preferred Bidder for the outsourcing of the ground handling services of Air New Zealand at its main airports.

Developments for the full year in the local currency reflect the positive trend both in sales (+14.3%) and EBITDA (+19.6%).

Swiss francs	Dec-06	Dec-05	Chg. (%)
Sales	1,713.9	1,498.9	14.3
EBITDA	92.3	77.1	19.6
EBITDA margin	5.4%	5.1%	

c) Services excluding Amey and Swissport

	Dec-06	Dec-05	Chg. (%)
Sales	1,280.0	1,167.8	9.6
EBITDA	179.3	155.2	15.5
EBITDA margin	14.0%	13.3%	
EBIT	111.9	96.5	16.0
EBIT margin	8.7%	8.3%	
EBT	93.7	81.2	15.4
EBT margin	7.3%	7.0%	
Backlog	3,655	2,950	24.0

These activities (urban services, interior maintenance and cleaning and facility management), spurred on in 2003 by the purchase of Cespa, have reported as from that time, and now for the third consecutive year, double digit profitability growth figures, over and above growth in sales. With a contribution of 30% to division sales, their contribution to gross operating income is 41% since they have the highest margins in the Division.


Sales
EBITDA Margin
558
1,062
1,167
1,280
10.1%
13.0%
13.3%
14.0%
2003
2004
2005
2006

The growth in sales in 2006 (+9.6%) and gross operating income (+15.5%) is organic, having been achieved through sustained commercial effort, as is reflected in the growth of the backlog (+24.0%), which shows a 70% increase as compared with the 2004 year end.

This increase in activity and the control of costs, have made it possible to consolidate the improvement in profitability, which has increased up to 14.0% (13.3%).

Development of backlog

2004	2005	2006
2,150	2,950	3,660

4. Consolidated balance sheet at 31-12-06 and other financial aggregates

Thousand euro	Dec-06	Dec-05
Non-current assets	**43,090.2**	**13,073.7**
Intangible assets	179.4	157.0
Fixed assets in infrastructures projects	30,869.6	8,556.6
Property. Plant and equipment	753.6	727.9
Goodwill on consolidation	9,275.0	1,984.3
Equity-consolidated companies	82.0	182.7
Non-current financial assets	1,930.6	1,465.1
Accounts receivable infrastructures projects	1,154.5	824.1
Available-for-sale financial assets	181.0	0.0
Other financial assets	595.1	641.0
Derivative financial instruments at fair value	**203.6**	**152.4**
Assets classed as maintained for sale and from discontinued activities	**2,264.3**	**0.0**
Deferred tax assets	**1,156.0**	**530.3**
Current assets	**8,265.9**	**7,741.8**
Inventories	383.4	1,843.3
Trade and other receivables	5,483.2	3,603.1
Cash and cash equivalents	2,399.3	2,295.4
Infrastructures projects companies	972.6	723.2
Other companies	1,426.7	1,572.2
Total assets	**54,980.0**	**21,498.2**
Equity	**6,662.1**	**2,968.2**
Capital and reserves attributable to equity holders	3,504.2	2,076.1
Minority interests	3,157.9	892.1
Deferred income	**304.0**	**255.6**
Provisions for liabilities and charges	**963.1**	**518.4**
Non-current liabilities	**32,907.9**	**9,758.8**
Financial debt	32,707.6	9,441.7
Infrastructures projects companies	28,932.7	8,566.9
Other companies	3,774.9	848.2
Other financial debt	0.0	26.6
Non financial debt	200.3	317.1
Derivative financial instruments at fair value	**475.0**	**379.3**
Assets classed as maintained for sale and from discontinued activities	**185.5**	**0.0**
Deferred tax liabilities	**3,660.8**	**338.7**
Current liabilities	**9,821.5**	**7,279.2**
Short term payables	2,838.4	1,748.0
Infrastructures projects companies	2,122.5	752.8
Other companies	715.8	993.1
Other borrowings	0.1	2.1
Trade accounts payable	6,558.3	5,198.9
Payable to associated companies	104.6	106.9
Trade accounts payables	5,524.1	4,295.5
Current income tax liabilities	413.7	260.1
Other non-trade payables	515.9	536.5
Trade provisions	424.9	332.3
Total liabilities	**54,980.0**	**21,498.2**

Balance sheet commentary

During 2006 there has been a major increase in the size of the Balance sheet, attributable primarily to the inclusion of BAA. Total assets amount to 54,980.0 million euro (21,498.2 in 2005). Of this total, 17% of the assets are located in Spain and 83% are located abroad. Attention is drawn to the increase in assets in the United Kingdom, which amount to 35,604.4 million euro, as compared with a figure of 2,680.1 million euro for the previous year.

The principal changes in the 2006 (2005) Balance Sheet are the following:

- **Fixed assets in infrastructures projects:** 30,869.6 million euro (8,556.6 million euro). The main changes in scope are as follows: the acquisition in June of BAA (26,008.0 million euro), the purchase of 50% of Indiana Toll Road (ITR) (1,510.2 million euro), the disinvestment of Bristol International Airport in December (141.3 million euro), the change in the consolidation method applied in respect of the Talca Chillan toll road (251.9 million euro), and the acquisition of the Chillan Collipulli toll road in November (272.7 million euro).
- **Equity-consolidated companies:** 82.0 million euro (182.7 million euro). Attention is drawn to the elimination of Sydney Airport Corporation, Ltd. (97.8 million euro), which is reflected in the accounts as Assets classed as maintained for sale.
- **Goodwill on consolidation:** 9,275.0 million euro (1,984.3 million euro). The main change corresponds to the acquisition of the BAA Group, which generates goodwill of 7,351.5 million euro. During the year the goodwill corresponding to Bristol Airport (49.5 million euro) has been written off owing to its sale, as has been the goodwill corresponding to Don Piso (17.9 million euro) owing to the sale of the real estate division.
- **Assets classed as maintained for sale:** 2,264.3 million euro (0). This amount corresponds in its entirety to the Infrastructures division, specifically to Sydney Airport (97.8 million euro) and to Budapest Airport (2,166.5 million euro).
- **Inventories:** 383.4 million euro (1,843.3 million euro). The sharp decrease in the volume of inventories is attributable practically in its entirety to the change in the real estate business, owing to the sale in December 2006 of the greater part of this business. The figure for inventories corresponding to this business is 110.5 million euro, as compared with 1,634.7 million euro for the previous year.
- **Trade and other receivables:** The main difference is under Other receivables, for which the figure is 1,660.1 million euro (535.9 million euro). This major increase is attributable primarily to the recognition of 1,150 million in December of the account receivable by Grupo Ferrovial from the Habitat Group for the sale of the Real Estate division.

Attention is drawn in relation to liabilities accounts to the following changes:

- **Capital and reserves attributable to equity holders:** 3,504.2 million euro (2,076.1 million euro). This increase is due primarily to Net income for the year (1,425.7 million euro), the dividend for the year (-133.2 million euro) and translation differences (+125.3 million euro).
- **Minority interests:** 3,157.9 million euro (892.1 million euro). The main increase is explained by the inclusion in the scope of the consolidation of the companies of the BAA Group (2,009.3 million euro).
- **Provisions for liabilities and charges:** 963.1 million euro (518.4 million euro). The most significant increase is in the balance of pension plan provisions, where major balances are contributed by the BAA Group (347.2 million euro) and the Amey Group (240.8 million euro).

4.1 Net cash position at 31-12-06

	Dec-06	Dec-05
Construction	1,930.0	1,938.3
Real estate	-56.9	-706.0
Services	-1,518.6	-1,469.3
Corporation-other	-182.6	-464.1
Group Net debt ex infrastructures (a)	171.9	-701.1
Ferrovial Infraestructuras	-3,453.1	39.1
Cintra S.A.	253.7	210.6
Other	-36.6	179.6
Net debt parent companies Infrastructures (b)	-3,236.1	429.3
Net debt without infrastructures projects c = (a+b)	-3,064.2	-271.8
BAA	-19,914.3	
Other airports	-30.7	-276.3
Toll roads	-8,252.7	-6,740.5
Tubelines and other Amey concessions	-1,556.3	-1,197.9
Net debt infrastructures projects (d)	-29,754.0	-8,214.7
Total net cash position (c+d)		**-8,486.5**

The net cash position of the Group ex-infrastructures does not include the amount of 1,150 million euro pending collection for the sale of the Real Estate division.

Changes in cash over the year have been as follows:

Debt at beginning of 2006	**-271.8**
Cash flows from operating activities	**806.9**
Cash flows from investing activities	**-3,239.6**
Investments	-4,425.9
Disinvestments	408.7
Net disinvestment discontinued activity	777.7
Capital flow from shareholders and minority interest	
Dividends paid and other	-147.5
Currency	-78.0
Interest paid/received	-134.2
Debt at end of 2006	**-3,064.2**

4.2. Cash flow by divisions

	Dec-06	Dec-05
Construction	173.8	501.7
Infrastructures	250.7	414.3
Real estate	100.2	61.4
Services	216.3	169.4
Corporation/Rest	65.9	3.6
Cash flows from operating activities	806.9	1,150.5
Construction	-57.0	-237.7
Infrastructures	-3,756.8	-376.6
Real estate	575.7	-21.1
Services	-198.2	-915.2
Corporation/Rest	196.7	142.7
Cash flow from investing activities	-3,239.6	-1,407.9
Cash flow from activity	-2,432.7	-257.4

Construction: the flow of operations is less than that recorded for 2005 owing to the inclusion in 2005 of progress billing advances (181.8 million euro), and an increase of 12 days in 2006 in the average collection period.

The flow of **Infrastructures** activity reflects primarily the amounts received by way of dividends and refunds of capital from concession companies (181.6 million euro) and carparks (46.0 million euro). A deterioration is reflected in absolute terms owing to the fact that in 2005 this included the refund of capital and reserves linked to re-leveraging operations amounting to 253.8 million euro

from the Chicago Skyway toll road (166.2 million euro) and Bristol airport (87.6 million euro).

Services, includes the collection of a dividend of 6.6 million euro made by Tubelines. Swissport contributes a positive flow of 32.6 million euro (-11.8 million euro in 2005).

The flow of investments and disinvestments during the year has been as follows:

Dec-06	Investment	Disinvestment	Total
Construction	-60.0	3.0	-57.0
Real estate	-2.0	577.7	575.7
Infrastructures	-4,156.5	399.7	-3,756.8
Services	-204.2	6.0	-198.2
Other	-3.3	200.0	196.7
Total	**-4,425.9**	**1,186.3**	**-3,239.6**

Construction: includes the investment in property, plant and equipment, corresponding mainly to machinery. In 2005, it included the purchase of Webber (179 million euro).

Infrastructures: among the investments made, attention is drawn to the acquisition of BAA (3,672 million euro) and the Indiana Toll Road (303 million euro). Of the disinvestments, mention should be made of the sale of the interest in Europistas (237.5 million euro) and of Bristol airport (149.8 million euro).

Real estate: the positive flow (disinvestment) corresponds primarily to the cancellation of the debt corresponding to the real estate business (577.6 million euro) following the sale of this business unit.

Services: mention should be made of the purchase of Owen Williams (35.7 million euro) by Amey and the disbursements made in Calle 30, S.A. and the investment in machinery.

Corporation: reports a positive flow of 196.7 million euro relating to the collection of 200 million by way of advance payment on the sale of the Real estate activity.

II. Developments in environmental activities

Environmental policy occupies a position of prominence among Ferrovial's various corporate responsibility commitments, as is reflected in its use of environmental management systems and the definition of objective indicators and monitoring factors in relation to environmental performance.

The annual Corporate Responsibility report published by the company provides detailed information on developments in all these indicators in 2006.

III. Developments in human resource activities

Human resource policies are fundamental among Ferrovial's corporate social responsibility commitments. The Human Resource activities of Ferrovial are geared towards meeting two objectives: guaranteeing the sustained growth of the organisation and developing employees' potential so as to increase the company's competitiveness in the market. The annual report published by the company provides detailed information on developments in 2006 in Human Resource activities and in the principle indicators in this area.

IV. Principal risks and uncertainties facing the company

The activities of Ferrovial take place in different countries, with differing socio-economic environments and regulatory frameworks. The risks deriving from the businesses and sectors in which the company operates are therefore of a varied nature.

As a general rule, Ferrovial regards as significant those risks which may compromise the economic profitability of its activity, the financial solvency of the company involved or the Group, its corporate reputation or the integrity of its employees. Its main risks are the following:

- Risks relating to deficiencies or delays in the execution of work or performance of services provided to customers and users.
- Environmental risks.
- Financial risks.
- Risks deriving from damages caused.
- Risks relating to workers' health and safety.
- The risk of damage to group company property and assets.
- And regulatory and socio-political risks, especially in relation to the Infrastructures business.

The Company has in place control systems designed to identify, measure, assess and prioritise risks, under an integral risk management approach, and these affect all areas of activity of Grupo Ferrovial and all the corporate areas. These systems generate sufficient information of a reliable nature, enabling the various units and bodies with competence in the area of risk management to decide in each particular case whether the risk should be assumed in controlled conditions, reduced or avoided.

The Annual Corporate Governance Report sets out the information mentioned above in the section entitled Risk Control Systems.

V. Business outlook

The pessimistic forecasts at the start of the year were not realised, and 2006 brought an extension to a period of favourable development of the world economy. Over the last 2 years, indications of a change in cycle were beginning to be noted, the growth of the American economy in the second quarter of 2006 - with actual growth lower than potential growth - appearing to confirm that the change in trend led by the United States is indeed a reality, although there is still some doubt as to the intensity of the change that is to take place.

The respite in the rise in prices of oil per barrel has allowed for worldwide growth in 2006 of approximately 5%, according to the IMF. The data nevertheless confirm the downward trend initiated in 2004. GDP growth forecasts are not particularly favourable, envisaging rates of 2.5% for the United States, 2% for Japan and 2.1% for the Euro zone. In the case of Spain, the rate of growth is above average, at 3.4%, although a slight fall is envisaged with respect to results for 2006 (3.8%).

In the United States, particularly in the second half of 2006, there has been a decline in GDP growth at constant prices, the annual average being in the region of 3.3%. This rate will fall to 2.5% in 2007, which is the lowest figure recorded since 2001, the main cause being the decline of the real estate and automotive markets. However, the option of a more or less smooth landing continues to be the most favourable. The confirmation of the weakness of the US economy is a major burden likely to bring with it, by inertia, global deceleration; this would, in addition, have the effect of restraining, to some extent, the excellent performance of emerging economies which are highly influenced by the North American economy (such as China and Mexico).

In Asia, growth figures will be concordant with the positive trend of recent years (growth rates of almost 7%). In Japan, however, a slight deceleration in growth is expected owing to a fall in internal consumption. This is offset by its impressive foreign balance, with inflation at rates which will be around 0.2%, and its unemployment rate which, at around 4%, will be one of the lowest of all industrialised countries. China, on the other hand, will continue to record spectacular growth, at rates close to 10%, assuming a decisive role in relation to petrol prices, bearing in mind that it is the world's third largest importer.

Data for the euro zone indicate 2.7% growth at the 2006 year end, with growth of 2.1% forecast for 2007, internal demand consolidating its position as the driving force behind this trend. We continue to find, behind this reality, the favourable performance of Germany, where the recovery of the construction sector has been key to the current situation of investment in the country. The situation of the labour market, in addition, remains favourable. Unemployment fell during the last quarter to the minimum levels of 2001 and employment increased 1.5%. In Poland, the forecast economic growth rate is 5.0% for 2007 and half a point less for 2008-2009. Inflation, despite ending 2006 with figures somewhat worse than expected, is thought to be at sustained levels, if we eliminate the effect of the increase in the energy bill (underlying inflation of 1.6%).

Growth in the Spanish economy has been slightly slower than for the previous year, a figure of 3.4% being recorded in terms of GDP growth; it therefore continues to grow and to create employment at rates higher than those of other EU countries. A certain deceleration in the rhythm of activity is forecast for 2007, although supported by more balanced growth. In line with developments over 2006, the construction sector will make a decisive contribution to Spain's growth in 2007, although this will be more moderate, in view of the foreseeable weakening in the real estate cycle following a long period of major growth.

Against this European and international backdrop, Ferrovial has continued to maintain its strategy of expansion and diversification in all the sectors to which its activity extends, attention being drawn to its acquisition of the BAA airports management company, and it embarks upon the new financial year well positioned to maintain its leadership and situation of growth and profitability.

Recent years have seen a significant increase in Construction activity in Spain, benefiting from the sector's excellent situation resulting from a number of factors, such as the development of the National Infrastructures Plan 2000-2007, partially financed by European Union funds and Cohesion Funds, the high level of tendering by Public Administrative Organisations, and the sharp increase in prices on the real estate market, which has resulted in major growth with record margins.

Taking these factors into account, the construction activity in Spain is expected to continue growing in 2007 at rates above GDP, although the rhythm of growth will be slower than that recorded for 2006. Whereas its rhythm of growth for 2006 was 5.8%, analysts' estimates, on average, situate its growth at around 4.1% for 2007, supported primarily by building and civil engineering works, which is the market with the most favourable outlook for the period in question, with growth in excess of 6%, driven primarily by transport infrastructures. Within this context, Ferrovial will attempt to maintain its position in the market, emphasising competitiveness in bidding processes while at the same time maintaining adequate levels of profitability.

Similarly, in the Construction Division and at international level, Ferrovial will continue with its diversification strategy, supported by the increasing global experience built up by Ferrovial Agromán and the Infrastructures business which can contribute in their expansion to the other Group Divisions. This is especially true in the case of the developed markets of OECD countries, in which excellent prospects mean that the know-how acquired can be effectively contributed, and markets of difficult access, such as the United States. This is evidenced by the increased weight, in 2006, of international activity, with billings accounting for 59.4% of Ferrovial's total turnover, 73.11% of its operating income and 4.9% of net profit, deriving from the capital gain on the sale of the real estate business to Habitat (compared with 43.3%, 46.4% and 19.6% respectively in 2005).

Budimex has maintained its position throughout 2006 as a company of reference in the Polish construction market, where GDP growth of 4.3% is forecast for 2007, as compared with the 5% estimated for 2006. Specifically, forecasts set the growth of the construction sector at 8.9% in 2006, as compared with a rate of 6% for the previous year, based primarily on the growth in both public engineering works and in building.

In addition, Ferrovial has consolidated its presence in the United States following the acquisition in 2005 of the Webber construction company, active in the civil engineering infrastructures development sector, the recycling of aggregates and the extraction and supply of sand in the State of Texas. For 2007, the State of Texas envisages a major increase in invitations to tender, from US$ 5.3 billion in 2006 to US$ 8.8 billion envisaged for 2007.

In relation to the Infrastructures division, mentioned should be made, in view of its importance within the Group, of the acquisition at the end of June of the world's largest airports operator (BAA), through the Airport Development and Investment Limited (ADI) consortium, in which Ferrovial holds stakes along with Caisse de Dépôt et Placement du Québec and an investment company led by GIC Special Investments Pte Ltd. of Singapore. The inclusion of this company provides significant reinforcement for the growth capacity of the division and of the Group as a whole, accounting for 16.0% of billings in 2006, which will be increased up to 25.9% in 2007 (in terms of EBITDA, these contributions would be 36.4% for 2006 and 49.5% for 2007).

In addition, the situation of many major projects, which are at the initial stages, and the favourable development of those more mature projects forming part of the division's backlog, imply for Ferrovial major potential in this area for the creation of value. Mention should be made, in relation to 2006, of the opening to traffic of the Ocaña-La Roda toll road in Spain ahead of time, the award of the Indiana Toll Road and the acquisition of the del Bosque toll road in Chile, as well as the consolidation of the N4/N6 toll road in Ireland which was opened to traffic during the previous year. The M-203 Alcalá O'Donnell road is expected to be opened to traffic in 2007.

In relation to this sector, attention is drawn to the United States, in view of its relative importance, worldwide, in the field of Transport Infrastructures Projects, since it will continue to lead the economic growth of the more developed nations. In response to this business opportunity, Ferrovial has reaffirmed in 2006 its diversification strategy and presence in the North American market through the consolidation of concession contracts already acquired, such as the Chicago Skyway toll road, its naming as `strategic partner` for a period of 50 years for the design and planning of an intermodal corridor in Texas, (the largest ever developed in the US), or the award in April 2006 of the Indiana Toll Road project, (with a total investment of 3,173 million euro, of which 635 million euro correspond to capital pending disbursement).

Forecasts for 2007 in Europe are also favourable, where developments in 2006 include the award of the project for the new Autostrade per la Lombardía toll road (with an investment of 6.8 million euro), and the management of the Greek Ionian Roads toll road (with an investment in excess of 1,000 million euro), and the appointment as provisional contractor for the construction and operation of the Central Greece Motorway toll road (with an estimated investment of 1,500 million euro).

Lastly, in the Carparks area, the number of parking spaces has increased in 2006 by 14,823 (+ 6.2% with respect to 2005). The outlook for 2007 is also favourable, with growth envisaged in the number of spaces, primarily in the off-street (rotación) and surface parking businesses.

The airports business has proved its capacity for regeneration and recovery following periods of uncertainty, such as those which followed 11th September, the bird flue virus (H5N1), the war in Iraq or the more recent attempts at terrorist action using liquid explosives (August 2006). The interest of the private initiative in this market continues to be based on estimated growth in air traffic of around 5.5% for the coming years, high rates of growth in the long term, driven by the increasing demand for commercial flights, and the diversification of sources of revenues through the development of non-aeronautical activities. According to the IATA, international passenger traffic for the first 11 months of 2006 was 5.8% up on 2005, the rate for November being 6.7%, which is the highest rate recorded since last May. By geographical areas, higher increases were recorded in international traffic in the Middle East (with a 15.1% increase in traffic). In North America, traffic increased by 5.7%, in Europe by 5.3% and in Asia and the Pacific by 5.2%, whereas Latin America was the only region of the world in which international air travel passenger numbers fell (-2.4% in cumulative traffic up to November).

In the Services area, the process of absorption of the businesses acquired in 2003 (Grupo Cespa in Spain and Amey in the United Kingdom) has been completed, and these businesses are now fully integrated in terms of the Group's philosophy and strategy. Over these first few years of management, these businesses have made a major contribution both to income in these areas and to the generation of cash flows, and this contribution is expected to increase over the next few years.

In the United Kingdom, the PFI/PPP sector - projects for the development and private financing of infrastructures and services - has matured and consolidated its position. Growth forecasts, which are still significant, and the natural process of improvement and selection of competitors, point to a positive future for those businesses able to contribute value through their management. An example of Ferrovial's focus on this market is the acquisition in February, by Amey, of the professional services company Owen Williams. This is strategic to the focus on long-term comprehensive service contracts, building up the capacity to offer comprehensive support services, from design through to management and maintenance/operation. The acquisition is the response to a growing trend in public tendering in the road, rail and local government sectors, which are demanding companies capable of providing a complete range of support services. With more than eighty years' experience, Owen Williams is the main supplier of professional support services to a wide range of public bodies. Attention is drawn to its participation in some of the most emblematic projects in the United Kingdom, such as the Wembley Stadium and the Daily Express offices in London, Manchester and Glasgow.

Forecasts for the urban services sector in the short- and medium- terms point to moderate deceleration, the total value of the market possibly reaching a 8.3% growth rate in 2006, with a figure of 4,225 million euro, rates of 7-8% being expected for the following two years. Increased rivalry is also to be expected in the sector, the context being characterised by the entry of new competitors and increasing difficulty in accessing concessions, owing to the coverage of services to the main cities. The strategies of the main operators will be focused on obtaining the renewal of contracts which are nearing completion, attempting to increase market share through access to new concessions. In this connection, it should be mentioned that 70.3% of the total value of the market was concentrated in 2005 in the five leading operators in this sector (Grupo FCC, Urbaser, Grupo Cespa, Grupo Sufi and Lipasam).

In relation to the maintenance and cleaning business, the increase in budgets for road and rail infrastructures maintenance, especially by the Central Administration, plus the growing tendency by public bodies and concession companies to outsource this business, will favour the entry of new competitors and the development of the activity over the coming years. Dynamic development is forecast for this market, with expected growth rates for the 2006-2007 two-year period of close to 22%. Attention is also drawn to the trend towards replacement of the old facility management arrangements, with PPP and PFI contracts.

In the area of infrastructures conservation, the presence of Ferrovial has been reinforced through the acquisition of 20% of the capital of Madrid Calle 30. This company's corporate purpose is the management of services for the upgrading, conservation and exploitation of the M-30 urban roadway, through the formation of a mixed finance (public-private association) company, for a period of 20 years.

Lastly, in relation to the handling activity, forecasts indicate that airlines will continue to subcontract this business, owing to the process of deregulation. Bearing in mind, in addition, the foreseeable growth in passenger traffic and number of flights, the outlook for 2007 is favourable. In relation to its handling activity, Ferrovial has established itself as a company of reference for the sector through the acquisition towards the end of 2005 of Swissport, a world leader in the independent management (associated with no airline or airport) of airport handling services . Swissport has two main lines of business: passenger handling and ramp services and cargo handling services, and occupies a leading position in both. The company also provides other airport services such as fuelling, security, management of cargo containers for aviation, and executive aviation services.

In relation to the real estate sector, 2006 has seen the sale of this business to Habitat in the month of December. The real estate activity of Ferrovial will thus be made up of the real estate business in Poland, plus the consolidation by the equity method of the 20% stake in Habitat, the acquisition of which is envisaged for 2007. In the case of Poland, 4.3% GDP growth is forecast, as compared with the 5.0% estimated for 2006; specifically, growth of approximately 8.9% is forecast for the construction sector for 2007 (as compared with 6% in the previous year), owing primarily to the growth both in civil engineering works and building.

VI. Technological activities

Ferrovial has continued throughout 2006 to develop its technological activities in the different areas in which it operates. Detailed information on these activities is provided in our Corporate Responsibility report.

VII. Financial risk management objectives and policies

Detailed information with respect to these policies is provided in the notes to the consolidated group financial statements.

VIII. Share performance, treasury stock and major shareholders

The Ibex-35 ended the year up 31.8%, at 14,146.5 points, 2006 being the fourth consecutive year in which it has recorded an increase; 2006 has been the best year for this Spanish index since 1998 and its cumulative profitability for the last 4 years stands at 135%. Based on the above, the Ibex-35 index is well ahead of the main European and US indexes.

The significant increase recorded in 2006 has been supported by sound macroeconomic data, a major increase in the distribution of dividends and corporate operations in the energy, electricity and real estate sectors.

The markets have also had to cope with less favourable variables, such as the increase in interest rates on both sides of the Atlantic, instability in oil prices and excessive weakness of the dollar with respect to the euro.

This has been Ferrovial's sixth consecutive year recording an increase in the stock market value of its shares, with annual appreciation of 26%. The listed value of its shares was weighed down at the beginning of the year by the flow of news with respect to the acquisition of BAA, and reached minimum levels following the definitive announcement of the purchase (June). In the final quarter, and once the uncertainties with respect to the syndication of the debt subscribed for the purposes of the acquisition had been cleared up, Ferrovial's share price reached a record high, on 16 November, of 78.35 euro, ending the year at 73.95, its stock market value amounting to 10,373 million euro.

Performance by Ferrovial, Ibex-35 and Sector Index: historic data

	1999	2000	2001	2002	2003	2004	2005	2006	1999-2006
FER	-37%	-6%	45%	23%	15%	42%	49%	26%	222%
IBEX	18%	-22%	-8%	-28%	28%	17%	18%	32%	41%
Sector	-26%	-7%	26%	4%	25%	27%	54%	61%	254%


Performance by Ferrovial, IBEX-35 and Sector Index
Volúmen efectivo
Cotización
221 Millones
1.587 Millones
80
75
70
65
60
55
50
45
2000
180
160
140
120
100
80
60
40
20
0


Performance by Ferrovial, IBEX-35 and Sector Index
In 2006
Ferrovial
Ibex-35
Sector
70%
60%
50%
40%
30%
20%
10%
0%
-10%
dec 05
jan 06
feb 06
mar 06
apr 06
may 06
june 06
july 06
aug 06
sep 06
oct 06
nov 06


Average daily cash
Million euro
115.2
45.0
50.3
53.7
46.7
56.1
40.2
41.7
25.6
30.4
33.7
35.5
jan
feb
mar
apr
may
june
july
aug
sep
oct
nov
dec


Capitalisation
Million euro
10,373
8,205
5,515
3,897
3,387
2,762
2,047
1,908
1999
2000
2001
2002
2003
2004
2005
2006

As can be seen from the following graph, the amount of dividends distributed by the group has increased considerably since Grupo Ferrovial was first listed on the Stock Exchange in 1999.


Dividend per share
1.00
0.90
0.82
0.67
0.60
0.41
0.28
0.20
1999
2000
2001
2002
2003
2004
2005
2006

Stock market data (in euros)

Historic data Ferrovial IFRS	2006	2005	2004 NIIF	2004	2003	2002	2001	2000	1999
Closing price	73.95	58.50	39.32	39.32	27.78	24.15	19.69	13.60	14.40
High	78.35	71.45	39.80	39.80	28.29	28.95	22.00	18.35	23.55
Low	51.20	39.07	27.60	27.60	21.91	19.70	13.53	11.75	14.20
Weighted average	64.00	52.15	34.02	34.02	24.62	24.70	18.58	14.23	20.17
Trading volume in year (million euro)	12,177.10	7,038.60	4,307.48	4,307.48	3,007.60	2,539.49	1,587.50	1,144.80	1,143.90
N° of shares traded (in year)	190,274,573	134,968,415	126,599,317	126,599,317	122,158,971	102,641,026	85,425,146	80,475,919	56,710,300
Average daily volume (million euro)	47.90	27.50	17.20	17.20	12.00	10.20	6.30	4.60	6.80
Capital rotation	136%	96%	90%	90%	87%	73%	61%	57%	40%
Capitalisation (million euro)	10,373	8,205	5,515	5,515	3,897	3,387	2,762	1,908	2,047
Capital stock (N° of shares)	140,264,743	140,264,743	140,264,743	140,264,743	140,264,743	140,264,743	140,264,743	140,264,743	142,132,147
Share per value	1 euro	1 euro	1 euro	1 euro	1 euro	1 euro	1 euro	1 euro	1 euro
Gross divended per share*	1.00	0.90	0.82	0.82	0.60	0.67	0.41	0.28	0.20
Market multiples									
Earnings per share (EPS) *	10.16	2.97	3.78	3.97	2.43	3.25	1.56	1.14	0.78
Book value per share	47.50	21.57	17.95	16.06	12.50	10.66	8.54	7.48	6.53
Price / Book value	1.56	2.71	2.19	2.45	2.22	2.27	2.31	1.82	2.21
P/E (share price / EPS) *	7.28	19.73	10.40	9.90	11.44	7.43	12.62	11.93	18.41
Total shareholder return	28.12%	51.07%	44.50%	44.50%	17.50%	26.10%	47.80%	-3.60%	-36.40%

(*) These figures have been significantly influenced in 2002, 2003, 2004 and 2006 due to the extraordinary results generated.

Treasury stock

The situation with respect to treasury stock at 31 December is as follows:

	2006	2005	2004
No. of shares	133,183	207,008	207,008
% of capital	0.10%	0.15%	0.15%
Cost per books	9.798 thousand euro	4.364 thousand euro	3.209 thousand euro
Cost per share	73.57	21.09	15.50

During 2006, 377,031 treasury stock shares have been bought and 450,856 have been sold, the closing balance for the year being 73,825 treasury stock shares sold, generating an increase in reserves of 188,362 euro.

Body of shareholders (*)

(*) Source: IR Channel - January 2006 – Thousand shares

Shareholders	Country	Shares	% Capital
Controlling shareholdres	Spain	81,802	58.30%
Santander Asset Management	Spain	996	0.70%
Bestinver Gestión S.G.I.I.C. S.A.	Spain	795	0.60%
T. Rowe Price International (UK) Inc.	United Kindom	764	0.50%
Fidelity International Limited	United Kindom	753	0.50%
Banque Syz & Co. S.A.	Switzerland	654	0.50%
RCM (UK) Ltd.	United Kindom	606	0.40%
Bergareche Busquet (Santiago)	Spain	603	0.40%
Norges Bank (NOR)	Norway	501	0.40%
BBVA Gestión, S.A., S.G.I.I.C.	Spain	472	0.30%

Indices in which Ferrovial is included:

- IGBM
- Madrid Stock Exchange construction index
- IBEX-35
- IBEX Industrial and other
- Bloomberg European 500
- Bloomberg European 500 Construction and Engineering
- Bloomberg European Industrials Index
- DJ Euro Stoxx Price Index
- DJ Euro Stoxx Construction
- DJ Stoxx 600
- DJ Stoxx Construction
- Morgan Stanley Capital International (MSCI)
- FTSE Eurotop 300
- S&P 350
- DJ Euro Stoxx Construction
- DJ Stoxx 600

Corporate Social Responsibility Indices

- DJSI – Dow Jones Sustainability World Index
- DJSI – Dow Jones Sustainability Stoxx Index
- FTSE4Good Europe Index
- FTSE4Good Global Index
- Ethibel
- ASPI Eurozone

IX. Report of the audit and control committee

Report of the audit and control committee

Composition and functions

During 2006, the following changes have taken place in the composition of the Audit and Control Committee:

- In June, the Director representing Controlling Shareholders PORTMAN BAELA S.L., represented by Mr. Eduardo Trueba Cortés, was appointed as Committee Member, replacing Mr. Santiago Bergareche Busquet.
- And in September the Independent Director Mr. Juan Arena de la Mora was appointed as Committee member, replacing CASA GRANDE DE CARTAGENA S.L.

Also in the month of June, the Independent Director Mr. Gabriele Burgio replaced Mr. Santiago Eguidazu Mayor as President of the Committee, owing to his completion of the four-year term of office established.

All the Committee members therefore continue to be External Directors, and the chairmanship is held by an Independent Director, in accordance with the stipulations of the Board of Directors' Regulations.

There has been no change in the Committee's functions with respect to the previous year. This Committee, in accordance with the Board of Directors' Regulations, is attributed duties in relation, primarily, to external auditors, the management of internal audits, financial information, corporate governance, and risk control. These areas of competence are described in detail in the Annual Corporate Governance Report.

The Committee met six times during 2006.

Activities

Economic-financial information

The Audit and Control Committee assists the Board of Directors in ensuring that the financial information which the Company is required to report on a regular basis is correct and reliable.

Prior to examination by the Board of Directors and presentation to the appropriate authorities or markets, the Committee therefore analyses both the annual financial statements and quarterly and half-yearly data, in collaboration with the General Economic and Financial Management.

External audit

The Company's external auditors appeared before the Committee in relation to the presentation of the annual accounts for 2005. During this meeting, they provided information with respect to the scope of the audits undertaken, the methods and time-scales used, the accounting principles and standards employed in the preparation of the accounts, and other issues relating to their duties. A similar appearance is planned for early 2007 in relation to the annual accounts for the year 2006.

The external auditors of other Group companies informed the Committee similarly in both manner and content.

The appearances of the external auditors took place without the Company's management team being present.

In this connection, the Audit and Control Committee is to propose to the Board of Directors - which in turn will refer the matter for consideration by the General Meeting in 2007 -, that the appointment of the Company's external auditor be renewed.

Control procedures

The work which commenced in 2005 for the examination of verification procedures in respect of information and economic-financial control systems has continued in 2006. The first stage of this work involved the analysis of the systems in place in the real estate division. The study, which was undertaken with the collaboration of external advisors, identified the more specific control objectives, both operational and financial, attention being drawn to the large number of controls in place and their efficiency, the level of automation and their primarily preventative nature.

Unified Code of Best Practice in Corporate Governance

The Committee established a calendar for implementation of the recommendations of the Unified Code of Best Practice in Corporate Governance, and analysed the impact which the adoption of this Code would have on the current corporate regime, either on practices adhered to to date or the content of internal rules. Following this analysis, the Committee presented an adoption proposal to the Board of Directors and undertook the work required for the review of internal rules for their adaptation to the resolution finally passed by the Board of Directors.

The new Board of Directors' Regulations and amendments to the General Meeting Regulations have been examined by the Audit Committee prior to being submitted to the 2007 General Meeting of Shareholders either for information purposes or for approval.

Corporate Governance

The Committee has also performed the following functions in the area of corporate governance:

- It examined the Annual Corporate Governance Report for 2005 prior to its presentation to the Board of Directors.
- It reported on transactions taking place between directors or senior management and the Company and group companies, for subsequent approval by the Board of Directors.
- It examined the review of the Internal Code of Conduct in relation to group companies whose directors are subject to such Code.
- It was informed of the procedure established by the Company which sets out courses of action designed to facilitate the reporting of events or circumstances potentially damaging to business assets.

The Committee will examine the Annual Report for 2006 at the beginning of 2007 prior to its approval by the Board of Directors.

Internal Audit plan

The Internal Audit Director set out to the Committee the internal audit work plan which, in general terms, covers recurrent audits and special projects in both the group's business areas and parent company. Among the special projects, we should highlight the work for the post-purchase review of companies acquired by the group over recent years.

Risk analysis and risk control systems

The periodic monitoring of risk analysis work and risk control systems, which is one of the functions attributed to this Committee, has continued throughout 2006.

The Quality and Environmental Management has informed the Committee with respect to changes arising in relation to information previously provided. In relation to the insurance coverage structure, an examination has been made of the insurance assumed owing to the inclusion in the Group of BAA.

Other activities

The Committee has analysed other issues with the collaboration of the Company's different management units. A report was examined with respect to the main criteria and systems established for the purpose of guaranteeing security in group information systems, the essential objectives of which are security and protection of the value of information and the guaranteeing of confidentiality, integrity and availability. The Commission also analysed a study prepared by Internal Audit Management aimed at identifying those areas and functions of the Group where exposure to the possibility of damage to assets is greater and controls therefore need to be applied more strictly. It also had the opportunity to examine a report on pension funds in the Company's foreign subsdiairies.

Consolidated balance sheet for 2006 and 2005

ASSETS	NOTE	2006	Thousand euro 2005
Non-current assets		**43,090,208**	**13,073,690**
Intangible assets	4	179,398	157,041
Investments in infrastructure projects	5	30,869,559	8,556,601
Property, plant and equipment	6	753,558	727,928
Consolidation goodwill	10	9,275,036	1,984,318
Equity-consolidated companies	7	82,021	182,671
Non-current financial assets	8	1,930,636	1,465,131
Accounts receivable from concession holder companies	8	1,154,476	824,120
Available-for-sale financial assets	8	181,036	0
Other financial assets	8	595,124	641,011
Derivative financial instruments at fair value	**9**	**203,556**	**152,396**
Assets classified as held for sale and discontinued operations	**11**	**2,264,346**	**0**
Deferred tax assets	**23**	**1,156,008**	**530,354**
Current assets		**8,265,858**	**7,741,756**
Inventories	12	383,373	1,843,302
Trade and other receivables		5,483,243	3,603,076
Trade receivables for sales and services	13	3,823,937	2,988,216
Other receivables	14	1,660,152	535,915
Current deferred tax assets		148,137	232,220
Provisions	15	-148,983	-153,275
Cash and cash equivalents	20	2,399,242	2,295,378
Infrastructure project companies		972,552	723,208
Other companies		1,426,690	1,572,170
TOTAL ASSETS		**54,979,976**	**21,498,196**

LIABILITIES AND EQUITY	NOTE	2006	Thousand euro 2005
Equity		**6,662,118**	**2,968,201**
Capital and reserves attributable to the company's equity holders	**16**	**3,504,189**	**2,076,054**
Minority interest	**17**	**3,157,929**	**892,147**
Deferred income	**18**	**304,052**	**255,572**
Provisions for liabilities and charges	**19**	**963,112**	**518,358**
Non-current liabilities		**32,907,885**	**9,758,845**
Borrowings		32,707,615	9,441,702
Bonds and borrowings of infrastructure projects	20	28,932,725	8,566,829
Bank borrowings, other companies	20	3,774,890	848,236
Other borrowings	20	0	26,637
Other liabilities	20	200,270	317,143
Derivative financial instruments at fair value	**9**	**474,997**	**379,325**
Liabilities classified as held for sale and discontinued operations	**11**	**185,487**	**0**
Deferred tax liabilities	**23**	**3,660,815**	**338,653**
Current liabilities		**9,821,510**	**7,279,242**
Borrowings		2,838,423	1,748,049
Bonds and borrowings of infrastructure projects	20	2,122,458	752,787
Bank borrowings, other companies	20	715,849	993,133
Other borrowings	20	116	2,129
Trade and other payables		6,558,297	5,198,883
Accounts payable to associates	22	104,579	106,893
Trade payables	22	5,524,098	4,295,450
Current deferred tax liabilities		413,690	260,056
Other non-trade payables	22	515,930	536,484
Trade provisions	15	424,790	332,310
TOTAL LIABILITIES AND EQUITY		**54,979,976**	**21,498,196**

Notes 1 through 44 form part of the Consolidated Financial Statements at 31 December 2006.

Consolidated income statement for 2006 and 2005

Thousand euro

	NOTE	2006	2005
Sales		12,354,580	8,320,593
Other operating revenue		16,224	76,263
Total operating revenue	25	**12,370,804**	**8,396,856**
Materials consumed and other external expenses		5,128,678	4,403,715
Staff expenses	26	3,141,177	1,873,969
A) wages, salaries and similar compensation		2,776,302	1,550,953
B) staff welfare expenses		364,875	323,016
Non-current asset depreciation and amortisation		762,207	330,658
Change in trade provisions		102,951	85,880
Other operating expenses		1,776,658	988,605
Total operating expenses		**10,911,671**	**7,682,827**
Operating results	28	**1,459,133**	**714,029**
Financial results of infrastructure projects		-1,136,665	-375,127
Financial results of other companies		-95,405	15,826
Financial results from financing		-113,212	-2,450
Financial results other items		17,807	18,276
Financial results	29	**-1,232,070**	**-359,301**
Share of results of equity-consolidated companies		**28,532**	**11,615**
Other profit and loss	30	**422,248**	**79,283**
Consolidated profit before income tax	31	**677,843**	**445,626**
Income tax	23	171,282	137,739
Consolidated income from continuing operations	32	**506,561**	**307,887**
Net income from discontinued operations	33	**873,356**	**79,428**
Consolidated income for the year		**1,379,917**	**387,315**
Income attributed to minority interest	17	**45,824**	**28,537**
Income for the year attributed to the parent company		**1,425,741**	**415,852**
Earnings per share	34		
From continuing operations attributed to the parent company			
Basic		3.94	2.40
Diluted		3.94	2.40
From discontinued operations attributed to the parent company			
Basic		6.24	0.57
Diluted		6.24	0.57
For the year attributed to the parent company			
Basic		10.18	2.97
Diluted		10.18	2.97

Notes 1 through 44 form part of the Consolidated Financial Statements at 31 December 2006.

Consolidated statement of income and expense recognised in equity for 2006 and 2005 (note 16.2)

Thousand euro	2006	2005
Gains/(losses) on hedging instruments before tax	85,321	-23,079
Gains/(losses) on hedging instruments (tax)	-37,780	6,950
Actuarial gains/(losses) on defined benefit plans before tax	-73,929	-81,069
Actuarial gains/(losses) on defined benefit plans (tax)	14,936	24,321
Gains/(losses) on currency translation	161,609	1,439
Gains/(losses) on other fluctuations	-7,712	6,833
Net result taken directly to equity	**142,445**	**-64,605**
Consolidated gain for the year	1,379,918	387,314
Total income and expense recognised for the year	**1,522,363**	**322,709**
Attributed to the parent company	**1,552,506**	**359,613**
Attributed to minority interest	**-30,143**	**-36,904**

Notes 1 through 44 form part of the Consolidated Financial Statements at 31 December 2006.

Consolidated cash flow statement for 2006 and 2005 (note 35)

Thousand euro	2006	2005
Profit for the year attributed to the parent company	**1,425,741**	**415,852**
Adjustments to results	**906,838**	**725,448**
Minority interest	-45,824	-28,537
Depreciation, amortisation and provisions	865,158	416,538
Results of equity-consolidated companies	-28,532	-11,615
Results from financing	1,249,878	395,916
Income tax	171,282	137,739
Own work capitalised	-9,520	-25,884
Other profit and loss	-422,248	-79,281
Net result from discontinued operations	-873,356	-79,428
Income tax payment	**-123,744**	**-92,596**
Change in receivables, payables and other	**-367,440**	**71,497**
Dividends from infrastructure projects companies	**37,753**	**37,964**
Cash flows from discontinued operations	**100,164**	**61,415**
Cash flows from operating activities	**1,979,312**	**1,219,580**
Investments in property, plant & equipment and intangible assets	-215,397	-312,311
Investment in infraestucture projects	-18,060,818	-2,324,315
Non-current financial assets	-101,758	-899,662
Disposals	408,699	217,712
Cash flows from investing activities of discontinued operations	777,638	-21,059
Cash flows from investing activities	**-17,191,636**	**-3,339,635**
Cash flows from activities	**-15,212,325**	**-2,120,055**
Proceeds from capital and minority interest	2,625,734	320,370
Payment of dividends to parent company	-133,201	-120,921
Payment of minority interest dividends to associates	-92,121	-178,047
Other movements in shareholders' equity	1,319	-265
Cash flows from shareholders and minority interest	**2,401,731**	**21,137**
Interest paid	-1,201,461	-483,881
Increase in bank borrowings	15,616,926	4,230,325
Decline in bank borrowings	-884,487	-1,473,298
Interest received	225,712	78,444
Cash flows from financing activities of discontinued operations	-748,363	-35,062
Cash flows from financing activities	**15,410,059**	**2,337,664**
Change in cash and cash equivalents	**197,736**	**-217,610**
Opening cash and cash equivalents	2,295,378	2,032,605
Closing cash and cash equivalents	2,399,242	2,295,378
Impact of exchange rates on cash and cash equivalents	93,872	-45,164

Notes 1 through 44 form part of the Consolidated Financial Statements at 31 December 2006.

Notes to the 2006 Consolidated Financial Statements

1. The company's business and scope of consolidation

1.1 Companies comprising the Group and their business operations

Grupo Ferrovial, hereinafter the Ferrovial Group or Ferrovial, comprises the parent company Grupo Ferrovial and its subsidiaries and associates, which are detailed in Exhibit I.

Through these companies the Group carries out its business in the following areas of activity which, in turn, constitute the primary reporting segments in accordance with IAS 14:

a. Construction and execution of all types of public and private works in Spain and abroad, operating basically through Ferrovial Agromán, S.A., the company that heads this business division. The international business carried out in Poland through Budimex, S.A. and subsidiaries, the leading construction group in that market, which is listed on the Warsaw stock market and in which the Ferrovial Group holds a 59.06% interest, is notable, as is the business carried out in the United States (Texas) through the Webber Group, which is wholly owned by Ferrovial.

b. Infrastructures This business consists of developing, financing, executing and operating toll road, airport and car park projects.

The infrastructures business is led by Ferrovial Infraestructuras, S.A., which basically operates through two companies:

Cintra, S.A., a company engaged in toll road and car park activities that is listed on the Madrid Stock Exchange. Ferrovial Infraestructuras holds a 62.03% interest in this company.

BAA plc, a British company that operates, through its investee companies, seven airports in the United Kingdom and other airport assets. Ferrovial Infraestructuras holds an indirect interest of 61.06% in this company, through the companies FGP Topco and Airport Development Investment Limited.

c. Services. This division is headed by Ferrovial Servicios S.A. and is divided into the following activities:

- Repair and maintenance of infrastructures, buildings and facilities. These activities are conducted through Amey, Plc in the United Kingdom and Grupisa, S.A. and Ferrovial Servicios S.A. in Spain. The most relevant activity performed by Amey, Plc consists of a 66% shareholding in Tube Lines, Ltd, the company that holds a 30-year administrative concession for the repair, maintenance and renewal of three London Underground lines.
- Urban services and waste treatment. This business is mainly carried on through Cespa, S.A.
- Airport handling services, which are performed through the Swissport Group.

d. Real estate business. Until 2006, this business was performed through Ferrovial Inmobiliaria S.A. In 2006, the Ferrovial Group sold its shares in Ferrovial Inmobiliaria S.A. which, in practice, means that the real estate business in Spain has been sold. As explained later in this report, the real estate business has been treated as a discontinued operation in these financial statements (see Note 33 on Discontinued operations).

However, the Ferrovial Group continues to operate in the Polish real estate market through its subsidiary Budimex Nieruchomosci Inwestycje Sp. Zo.o, which is owned 50% by Ferrovial and 50% by Budimex.

In addition to the description of the Group's business, it is important to note, for the purpose of understanding these financial statements, that a significant part of the business carried out by the Infrastructure and Services Divisions consists of infrastructure projects. These projects are conducted under long-term contracts where the concession holder, in which the Group generally holds an interest with other partners, finances the construction or rehabilitation of public infrastructures, or acquires the right to operate a pre-existing infrastructure, and subsequently operates and maintains the infrastructure, recovering the investment by collecting a toll or price regulated by a public entity (Infrastructures Division), or maintains the infrastructure and renders related services, in accordance with the requirements of the granting authority, and recovers the investment through fixed and variable payments based on the services rendered, the quality of these services and the availability of the asset for use (Services Division).

In this regard, it should also be noted that an infrastructure project is not the same as an infrastructure concession, since concessions are a special kind of infrastructure project in which the assets are owned by the granting authority and the concession holder is entitled to operate the assets for a specified period of time after which the assets revert to the granting authority.

Infrastructure projects are principally financed through loans secured by the flows generated by the projects themselves (thereby separate from the financial structure of the rest of the Group) and, to a lesser extent, by share capital increases that must be financed using the Group's financial structure.

On this basis, and in order to enhance the understanding of the Group's financial development, the accompanying financial statements contain separate breakdowns showing the impact of this type of contract on non-current assets, borrowings and cash flows generated.

1.2. Changes in the scope of consolidation

The main changes in the scope of consolidation in 2006 were as follows:

a. Infrastructures. Acquisition of BAA plc

In April 2006, Ferrovial launched a takeover bid for the entire capital of BAA plc, through the company Airport Development and Investments (ADI) (an investee company of FGP Topco, in which Ferrovial has a 61% interest), and accompanied by the other shareholders of that company, Caisse de Depot et Placement du Québec (CDPQ) and GIC Special Investments Pte ltd. Previously, BAA plc was listed on the London Stock Exchange. It owns seven airports in the United Kingdom, including London's three main airports (Heathrow, Gatwick and Stansted), and other assets related to the airport business. This acquisition was completed at the end of June 2006 and Ferrovial's 61.06% interest in BAA was then consolidated using the full consolidation method.

In view of the volume of this investment (a price of 15,546 million euro was paid for shares in BAA and the assets contributed by BAA to Ferrovial's balance sheet total 31,174 million euro), the addition of BAA has had a highly significant impact on Ferrovial's main financial figures. The impact of this addition on each area is explained in these notes to the financial statements.

b. Infrastructures. Sale of Bristol airport

As a result of the investment in BAA, Ferrovial reached an agreement in March 2006 with Macquarie Airports (MAP) whereby the latter company was granted call and put options on Ferrovial's shares in Bristol airport (50% interest) and Sidney airport (22% interest). As a result, in December 2006 Ferrovial sold its shares in Bristol airport, which were previously consolidated using the proportionate method. The shares in Sydney airport have not been sold at the closing date of the financial statements, although the shareholding has been reclassified in the balance sheet to non-current assets available for sale.

c. Other changes in the consolidation scope in the Infrastructure Division.

The following additional changes took place in this Division's consolidation scope in 2006:

- The main toll road project awarded to Cintra in 2006 was the privatisation of the Indiana Toll Road in the United States. The contract was awarded in April to a consortium owned 50% by Cintra and 50% by Macquarie Infrastructure Group. The contract was acquired with effect as from 1 July and consolidated using the proportionate method as from that date.
- In May 2006, the Cintra Group company Cintra Chile Ltda increased its investment in Talca Chillán Sociedad Concesionaria, S.A. from 43.42% to 67.61%. As a result, the latter company has been fully consolidated, having been equity-consolidated in 2005.

In October 2006, Cintra acquired the entire capital of Autopista del Bosque S.A., which holds the toll road concession in Chile for the Chillán-Collipúlli section. Since then, this company has been consolidated using the full consolidation method.

During 2006, Cintra Concesiones de Infraestructura de Transporte sold 32.49% of the company Europistas, C.E.S.A., which was equity-consolidated prior to exclusion from the consolidation scope.

Finally, the interest in the company Autopista Madrid-Sur, C.E.S.A. was increased by 10% and the company Autostrade per la Lomabardía was incorporated in 2006.

d. Services

In February 2006, Amey Plc acquired the entire capital of the company Owen Williams Group Ltd, a UK civil engineering and consultancy company.

Other less significant changes in the Services Division relate to the acquisition of a 55% interest in the company Empresa Mixta de Gestión Medioambiental de Toledo (GESMAT), the increase in the shareholding in Swissport Corea Ltd from 40% to 51% and the acquisition of the entire capital of the company Shin Maywa Groundservices Japan Ltd.

e. Real estate

In December 2006, the Ferrovial Group sold its real estate business in Spain, formed by Ferrovial Inmobiliaria and its investee companies. This was one of Ferrovial's main business lines and must therefore be classified as a discontinued operation for the purposes of IFRS 5. The discontinued operation classification entails that both the impact on the income statement in 2006, net of tax, and the impact for comparative purposes with respect to 2005, are presented on a single line as profit/(loss) from discontinued operations, without affecting the rest of the lines in the relevant account. Note 10.3 provides detailed accounting information relating to the above-mentioned acquisitions, which are treated as business combinations in accordance with IFRS 3.

2. Summary of the main accounting policies

2.1. Basis of presentation

The consolidated financial information presented in these financial statements has been prepared at the year end in accordance with the International Financial Reporting Standards approved by the European Union (IFRS EU).

Having regard to the methods used when applying these standards, the following points should be noted:

- Ferrovial has made the following choices in cases in which IFRS allows for alternatives:
    a. Measurement of property, plant, equipment and intangible assets at historical cost, capitalising financial expenses over the construction period.
    b. Companies under joint control and temporary joint ventures (UTEs) are consolidated using the proportionate method.

The same methods were applied in 2005.

In 2005, the IASB approved the new version of IAS 19, which is mandatory for financial years commencing as from 1 January 2006. The new version allows results generated by a shortfall in pension funds to be recognised directly in reserves, as an alternative to the corridor method previously applied. For the sake of consistency with the method applied by its UK subsidiaries, in 2006 Ferrovial decided to avail itself of the new method and discontinued the application of the corridor method to actuarial gains/losses, having recognised the entire amount in equity, as explained in Note 2.4.18. The effect of this change of accounting policy was a reduction in equity of 20,545 thousand euro and 55,088 thousand euro in 2006 and 2005, respectively.

In November 2006, the IASB approved IFRIC 12, containing its interpretation of the accounting treatment of concession contracts. This interpretation has not yet been approved by the European Union and will be mandatory for financial years commencing as from 1 January 2008, in principle. Ferrovial did not apply this interpretation at year-end 2006. Consequently, the same methods used in 2005 to recognise the results of concession contracts were applied to 2006, as described in points 2.4.2, 2.4.23.2.a and 2.4.23.4 of the accounting policies.

In addition to the above-mentioned interpretations of concessions, new accounting standards (IFRS) and interpretations (IFRIC) have been approved and published and are expected to enter into force in the financial years commencing on or after 1 January 2007.

Ferrovial Group management is evaluating the potential impact of these standards and interpretations:

1) Standards, amendments to standards and interpretations mandatory in all financial years beginning on or after 1 January 2006:
- IAS 19 (amended December 2004) – "Employee benefits"

2) Standards, amendments and interpretations that came into effect in 2006 but have no effect on the Group's accounts:
- IAS 21 (amended December 2005) – "Net investment in a foreign operation"
- IAS 39 (amended June 2005) – "Fair value option"
- IAS 39 (amended April 2005) – "Accounting for cash flow hedges of forecast intragroup transactions"
- IAS 39 (amended August 2005) – "Financial guarantee contracts"
- IFRS 1 (amended June 2005) – "First-time adoption of International Financial Reporting Standards" and IFRS 6 (amended June 2005) – "Exploration and evaluation of mineral resources"
- IFRS 6 – "Exploration for and evaluation of mineral resources"
- IFRIC 4 – "Determining whether an arrangement contains a lease"
- IFRIC 5 – "Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds"
- IFRIC 6 – "Liabilities arising from participating in a specific market – Waste electrical and electronic equipment"

3) Standards, amendments to standards and interpretations issued by the IASB that came into force after 1 January 2006 and have not been adopted early by the Group:
- IFRIC 7 – "Application of the restatement approach under IAS 29 Financial information in hyperinflationary economies" (mandatory in financial years commencing as from 1 March 2006); IFRIC 7 provides guidelines on how to apply the requirements of IAS 29 in an accounting period in which the company identifies hyperinflation in the economy of its functional currency, where that economy was not hyperinflationary in the previous period. As none of the Group companies uses a currency of a hyperinflationary economy as its functional currency, IFRIC 7 is not relevant to the Group's operations.

- IFRIC 8 – "Scope of application of IFRS 2" (mandatory in financial years commencing as from 1 May 2006); IFRIC 8 requires that the matter of whether or not transactions entail an issue of equity instruments (in cases in which the identifiable consideration is lower than the fair value of the equity instruments issued) be considered when determining whether or not such transactions come under the scope of IFRS 2. The Group will begin to apply IFRIC 8 as from 1 January 2007, although it is not expected to affect the Group's accounts.
- IFRIC 9 – "Reassessment of embedded derivatives" (mandatory in financial years commencing as from 1 June 2006); IFRIC 9 requires companies to assess whether or not an embedded derivative must be separated from the host contract and recognised as a derivative when the company becomes party to the contract. A subsequent reassessment is prohibited, unless changes are made to the terms of the contract that entail a significant modification of the cash flows that would otherwise have been generated by the contract, in which case a reassessment must be performed. As none of the Group companies has changed the terms of its contracts, Cintra understands that IFRIC 9 will have no relevant impact on the accounting treatment of the Group's transactions.
- IFRS 7 – "Financial instruments: Disclosures" (mandatory in financial years commencing as from 1 January 2007). This IFRS brings in new requirements to improve the information disclosed on financial instruments presented in the financial statements and supersedes IAS 30, Disclosures in the financial statements of banks and similar financial institutions, and certain requirements of IAS 32, Financial Instruments: disclosure and presentation. The amendment to IAS 1 brings in disclosure requirements concerning capital. IFRS 7 is applicable to the years commencing on and after 1 January 2007. Its application will not be significant in relation to the Ferrovial Group's Consolidated Financial Statements.

4) Standards, amendments to standards and interpretations issued by the IASB and yet to be adopted by the European Union that came into force after 1 January 2006 according to the IASB and have not therefore been adopted early by the Group:

- IFRS 8 – "Operating Segments" (mandatory in financial years commencing as from 1 January 2009). This standard will supersede IAS 14 – "Segment reporting" and relates to the convergence with US standards in this area, contained in FAS 131 – "Disclosures about Segments of an Enterprise and Related Information", based on the breakdown of segment information in the information used to take decisions. The Ferrovial Group is assessing the impact of the new standard on its financial information.
- IFRIC 10 – "Interim Financial Reporting and Impairment" (mandatory in financial years commencing as from 1 November 2006). IFRIC 10 prohibits the reversal of impairment losses recognised in an interim period in respect of goodwill, investments in equity instruments and investments in financial assets at cost, at a subsequent balance sheet date. The Group will consider the application of IFRIC 10 when it is adopted by the European Union, although this is not expected to affect the Group's accounts.
- IFRIC 11 – "IFRS 2 – Group and Treasury Share Transactions" (mandatory in financial years commencing as from 1 March 2007). IFRIC 11 develops the application of IFRS 2 to share-based payments when the shares are acquired from third parties or furnished by the company's shareholders, or payments based on the shares of a different company of the same group. Once adopted by the European Union, Ferrovial will assess early adoption, even though this standard is not expected to have a significant impact on the financial information.
- IFRIC 12 – "Service Concession Arrangements" (see comments above).

The 2006 individual financial statements of the consolidated companies and these consolidated financial statements are pending approval by the General Shareholders' Meetings. Nevertheless, the companies' directors expect them to be approved without any changes.

2.2. Consolidation policies

In 2006 and 2005 the closing date for the individual financial statements of all the companies included in the scope of consolidation is the same as or has been brought into line with the date employed by the parent company.

The Consolidated Financial Statements have been prepared using the following methods:

a. Full consolidation method

All the subsidiaries are fully consolidated. Subsidiaries are companies in which Grupo Ferrovial, S.A. has effective management control because it holds more than 50% of voting rights, directly or indirectly under agreements with other shareholders. When assessing whether the Group controls a company, the existence and effects of potential voting rights which may be currently exercised or converted are taken into account.

Exhibit 1 to these notes contains the identification details of the fully-consolidated subsidiaries. A subsidiary is included in the scope of consolidation when the Group effectively and formally gains control.

The value of minority interests in the equity and earnings for the year of the fully-consolidated subsidiaries is presented in the "Minority interest" caption in the consolidated balance sheet and the "Profit/(loss) attributed to minority interest" caption in the consolidated income statement, respectively.

The financial statements of subsidiaries whose accounting records are denominated in a currency other than the euro are translated to euros by applying the year-end exchange rates to the assets and liabilities, except for the equity of, and investments, in group and associated companies, which are stated at the exchange rate prevailing when they joined the group. Results are translated to euros at the average exchange rate for the year. Differences arising during the translation process are recorded in the equity item "Currency translation differences".

b. Equity consolidation method

All the associates are equity consolidated. Associates are companies in which the Group has significant influence over management but does not exercise control or joint management with third parties.

Under the equity method, the interest in the company's equity is recognised in "Reserves in associates" and the share of results for the year is recognised in the income statement as "Share of profit/(loss) of equity-consolidated companies".

Exhibit 1 contains identification details of the associates included in the consolidation scope.

c. Proportionate consolidation method

Jointly controlled entities are companies managed jointly by the parent company and third parties not linked to the Group and over which neither of them has superior control with respect to the other.

The assets and liabilities allocated to joint ventures or jointly controlled entities are recognised in the consolidated balance sheet and are classified based on their specific nature and percentage share of the business. Revenues and expenses arising from joint ventures are recognised in the consolidated income statements based on their nature and on the percentage share.

Exhibit I contains the identification data of the joint ventures that are consolidated.

The most representative jointly controlled entities in 2006 are Tube Lines Ltd, Indiana Toll Road and Lynton (subgroup of companies in the BAA Group, owning a number of real estate assets). The main amounts contributed by jointly controlled entities to the consolidated balance sheet and income statement are as follows:

Thousand euro

Items	2006	2005
Total assets	**5,882,122**	**2,718,152**
Non-current assets	3,771,882	1,753,709
Current assets	2,110,240	964,443
Total liabilities	**5,882,122**	**2,718,152**
Equity and non-current liabilities	4,205,604	1,964,935
Current liabilities	1,676,518	753,217
Net sales	**2,271,430**	**891,832**
Net profit	**70,676**	**63,521**

Among the joint ventures in which Ferrovial has interests, the activities performed by temporary joint ventures (UTEs) are particularly relevant. UTEs are legal entities recognised by Spanish law that do not have a separate legal personality and are used to establish a business collaboration arrangement for a period of time between the partners, under a contract to develop or execute a project, service or supply, whereby the partners have joint control.

d. Balances and transactions with Group companies

Balances and transactions with Group companies are eliminated during consolidation.

Nonetheless, balances and transactions relating to construction projects conducted by the Construction Division for infrastructure concession holder companies are not eliminated on consolidation, since contracts of this kind are treated as construction contracts under which the Group executes work for the granting authority in exchange for the right to operate the infrastructure on the terms pre-established by the granting authority. The granting authority thus has control over the asset from inception and grants the above-mentioned right in exchange for the work executed, such that the conclusion may be reached that at the Group level the work is performed for the granting authority and therefore for third parties.

This approach is specifically recognised in the interpretation IFRIC 12 (International Financial Reporting Interpretation Committee) on concession activities, recently approved by the IASB.

As regards the transactions mentioned above with respect to 2006, the Ferrovial Group's construction segment billed 383,911 thousand euro (520,395 thousand euro in 2005) to the Infrastructure Division for work executed and related prepayments, and recognised sales resulting from this work totalling 490,036 thousand euro (470,398 thousand euro in 2005).

The profit obtained from these operations, which is attributable to the Ferrovial Group's interests in the concession holder companies that received the services, net of taxes and minority interest, totalled 32,568 thousand euro (14,947 thousand euro in 2005).

e. Uniformity of items

In order to uniformly present the items included in the accompanying consolidated financial statements, uniform accounting policies were applied to the individual financial statements of the consolidated companies. In order to apply IFRS consistently to all the Ferrovial Group companies, in 2006 Ferrovial published a practical manual of accounting policies summarising the Group's methods. The content of the manual is summarised in Note 2.4 on Accounting Standards.

2.3. Comparability

In accordance with the requirements of IFRS 1, the information contained in these notes to the consolidated financial statements concerning 2005 is presented for the purposes of comparison with the 2006 figures and, therefore, does not constitute in itself the Group's consolidated financial statements for 2005.

The 2005 consolidated financial information presented in these Consolidated Financial Statements has been recalculated due to the change of accounting policies during 2006 in connection with pension funds (see Note 2.1), so as to ensure comparability.

The results of activities classified as discontinued operations in 2006 have also been reclassified as discontinued operations in 2005.

2.4. Accounting policies applied to the consolidated balance sheet and income statement

2.4.1 Intangible assets

"Intangible assets" on the accompanying consolidated balance sheet are initially carried at acquisition price or production cost and are subsequently measured at cost less accumulated amortisation and any impairment losses. The Group does not apply the alternative fair value measurement method permitted by IAS 38.

Amortisation

Intangible assets with a finite useful life are amortised on a straight-line basis, over the concession period in the case of administrative concessions and over their useful lives in all other cases.

2.4.2 Investments in infrastructure projects

This heading includes the investments made by infrastructure concession holders for infrastructures being operated (mainly toll roads and airports); their value includes both construction and associated costs (technical studies, expropriations and financial expenses accrued during the construction period).

These investments are classified in the accompanying balance sheet separately as they have special characteristics that differentiate them from other types of non-current assets:

a. A granting authority controls or regulates which service must be rendered by the concession holder with respect to the infrastructure, to whom the service may be rendered and under what terms (basically price) the service must be rendered.

b. As the assets are used in a public service, they may not be transferred to third parties or transfer is restricted.

c. The assets used in concession activities are owned by the grantor and operated by the concession holder company during the concession period. When the contract expires, the assets maintain a significant value that pertains to the grantor and the concession holder company holds no rights to the assets.

Another issue to be taken into consideration when identifying these assets separately in the balance sheet is the fact that they are the source of cash flows supporting the debt associated with the projects identified separately in the balance sheet. (See note 20 relating to the cash position).

Depreciation

For depreciation purposes, a distinction must be made between the assets used in infrastructure projects under a fixed-term concession contract and the assets of infrastructure projects that are not subject to a concession contract.

In the first case, the assets are depreciated on a straight-line basis over the concession term, and in the second case the assets are depreciated over the useful lives depending on their nature.

Set out below is a breakdown of the main toll road concession contracts and their duration:

Concession holder company	Concession term	Concession inception
Autopista Collipulli Temuco	25	1999
Autopista Temuco Río Bueno	25	1998
Autopista Santiago Talca	25	1994
Autopista Talca Chillán	19	1996
Autopista Chillán Collipulli	24	1998
407 ETR Internacional Inc.	99	1999
ITR Concession Company	75	2006
Skyway Concession Co.	99	2005
Autopista del Sol (Málaga-Estepona)	50	1996
Autopista del Sol (Estepona-Guadiaro)	55	1999
Autopista Terrasa-Manresa	51	1986
Autopista Trados M-45	31	1998
Autopista Madrid-Sur	65	2000
Autopista Madrid-Levante	36	2004
Euroscut Norte Litoral	30	2001
Euroscut Algarve	30	2000
Autoestrade Lombardia	55	2006
Eurolink Motorway	30	2003
M-203 Alcalá O'Donnell	30	2005
Ionian Roads	30	2006

2.4.3 Property, plant and equipment

The items included under the heading "Property, plant and equipment" in the accompanying consolidated balance sheet are stated at their acquisition or production cost, less any existing provisions and depreciation for these items. The Group does not apply the alternative fair value measurement method permitted by IAS 16.

Some Group assets may be restated, if appropriate, under the provisions of Royal Decree - Law 7/1996 and Vizcaya Regional Law 3/1991 (21 March), which adapts the Vizcaya tax system to the New Financial Treaty between the National Government and the Basque Country, and Vizcaya Regional Law 6/96 (21 November) regarding the restatement of balance sheets. IFRS 1 allows these restatements to be maintained in accordance with the previous legislation in force.

The net increase in value resulting from the 1996 revaluation is being depreciated over the tax periods remaining in the useful lives of the revalued assets. The effect on depreciation charged each year is not material.

Regular upkeep, maintenance and repair expenses are expensed currently. The costs of property, plant and equipment renewals, expansion or improvements are capitalized only if they lead to increased capacity or productivity or to a lengthening of the useful lives of the assets.

In-house work on property, plant and equipment is valued, for each investment, by adding to the price of the materials used the direct or indirect costs allocable to the investment.

Financial expenses incurred during the construction or production period prior to the time the assets enter into service are capitalised as an increase in their value.

Financial expenses capitalised derive both from specific sources of financing obtained to acquire the asset and from general sources of financing, in accordance with the guidelines provided by IAS 23 for qualifying assets.

The gain or loss obtained on divestments or adjustments to the value of assets included under "Property, plant and equipment" are recorded in the consolidated income statement under "Ordinary profit/(loss)".

When calculating the depreciation of assets recorded under property, plant and equipment, Group companies use the most adequate system to reflect the effective technical depreciation of each asset and their estimated useful lives. The useful lives and residual values of these assets are reviewed annually.

The consolidated companies depreciate their property, plant and equipment basically over the following years of useful life:

	Years of Useful Life
Buildings and other structures	10-50
Machinery, plant and tooling	2-25
Furniture and fixtures	2-15
Vehicles	3-20
Other PPE	2-20

2.4.4. Investment property

Investment property includes the carrying amounts of the land, buildings and other structures held for leasing or to obtain a capital gain as a result of future increases in market prices.

The assets included in this caption are carried at acquisition cost less accumulated depreciation and any impairment losses. The Group does not apply the alternative fair value measurement method permitted by IAS 40.

The Group companies calculate depreciation of investment property on a straight-line basis over the estimated useful life of the property.

The only subgroup that owns investment property is BAA. As all this subgroup's non-current assets are recognised in "Investments in infraestructure projects", the relevant note contains a breakdown of the assets classified as investment property.

2.4.5. Impairment losses

The Group performs annual impairment tests on goodwill that has an indefinite useful life or is not operational for any reason. In the case of assets being amortised, at each account close the Group evaluates any permanent impairment requiring a reduction in their carrying amounts. Should any sign of a loss be detected, the asset's recoverable value is calculated in order to identify the extent of the impairment loss in the event that the recoverable value is lower than the carrying amount.

The recoverable amount is the higher of the market value (arm's length value less associated costs) and the value in use. Value in use is calculated on the basis of estimated future cash flows discounted at a rate that reflects the present market value, taking into account the value of money and specific risks associated with the asset.

An impairment loss should be recognised whenever the recoverable amount is below the carrying amount.

Where an impairment loss is subsequently reversed, the carrying amount of the asset is increased subject to the maximum limit of the original amount at which the asset was carried before the impairment was recognised.

Impairment losses must be assessed for each individual asset. If this is not possible, the impairment loss is determined for the smallest identifiable group of assets that generates cash flows independent of flows from other assets (cash-generating units).

2.4.6. Leases

Leases are classified as finance leases provided their conditions substantially transfer the risks and rewards of ownership to the Group and the lease offers the option of acquiring the asset at the end of the lease in accordance with the terms agreed when the contract is concluded. All other leases are classified as operating leases.

Finance leases

The Group recognises finance leases as assets and liabilities in the balance sheet at inception at the lower of the market value of the leased asset and the present value of the minimum lease instalments. The interest rate agreed in the lease agreement is applied to calculate the present value of the lease instalments.

The cost of the assets acquired under finance leases is presented in the accompanying balance sheet in accordance with the nature of the asset covered by the lease.

Financial expenses are distributed over the lease period using the amortised cost method.

Operating leases

In operating lease arrangements, ownership of the leased asset and all substantial risks and rewards of ownership of the asset remain with the lessor.

When the Group acts as the lessee, lease costs are taken to the income statement on a straight-line basis over the term of the lease, irrespective of the payment method stipulated in the lease. In the event that the lessor has established incentives in the lease consisting of payments corresponding to the lessee but made by the lessor, the income deriving from these incentives is taken to the income statement by reducing the cost of the lease on a straight-line basis, as is the case of lease costs.

2.4.7. Financial assets

a. Non-current financial assets at fair value through profit and loss

This heading includes all assets that were acquired with the main aim of obtaining a profit from changes in their value.

They are stated at their fair value at inception and at subsequent measurement dates, and any changes are recognised directly in the consolidated income statement.

The assets in this category are classified as current assets if expected to be realised within 12 months after the balance sheet date.

b. Available-for-sale financial assets

This heading records acquired securities that will not be immediately traded, have no fixed maturity and relate mainly to shareholdings in companies not included in the Group's consolidation scope.

The assets are stated at their fair value and any fluctuations are recognised directly in equity until the asset is sold, provided that it is possible to determine the fair value.

The assets in this category are classified as current assets if expected to be realised within 12 months after the balance sheet date.

c. Investments held to maturity and receivables

This category includes all items recorded in the Non-current financial assets items "Accounts receivable from concession holder companies" and "Other financial assets", relating to investments that generate payments that are fixed or may be calculated, or those that mature on a specific date, provided the Group companies have the intention and capacity to hold them to maturity.

Both investments held to maturity and loans granted are initially carried at fair value and later at amortised cost, recognising any interest accrued at the effective rate in the income statement. The effective interest rate is the discount rate that brings the initial price of the financial instrument exactly into line with all its estimated cash flows to maturity.

The assets in this category are classified as current assets if expected to be realised within 12 months after the balance sheet date.

"Other financial assets" include "Investments in Economic Interest Groupings", which relates to assets giving rise to receivables that may be calculated, are not traded on an active market and relate to certain tax benefits obtained as a result of investments in economic interest groupings that lease assets under the direction of another company that is not related to the Ferrovial Group, retains most of the rewards and is exposed to the risks associated with the activity. In short, this transaction has been carried out by the Ferrovial Group, which obtains the tax benefits in accordance with the special system established by Additional Provision Fifteen of the Spanish Corporate Income Tax Act.

The results obtained from these transactions, in accordance with their nature described above, have been recorded under "Income tax" in the income statement, on a straight-line basis over the period in which profits were obtained, and under no circumstances was income recorded in advance of the time the funds deriving from the investment were received.

Disposal of financial assets

A financial asset is written off the balance sheet when the risks and rewards of ownership of the asset are substantially transferred.

In the specific case of receivables, this is deemed to occur when the insolvency and late payment risks have been transferred.

Calculation of the fair value of financial assets

In cases in which the financial asset is listed on an active official market, the fair value is calculated based on the year-end listed price. In the absence of a listing, technical measurement methods are employed (discounted cash flows, comparable transactions, etc.).

2.4.8. Derivative financial instruments at fair value

The financial derivative transactions carried out by the Ferrovial Group are in line with the risk management policy described in Note 3 of these financial statements.

The financial information relating to financial derivatives is presented in accordance with IAS 32 and 39, and the relevant accounting treatment is as follows:

a. Transaction costs: Transaction costs are taken to the consolidated income statement when the derivative is recognised or when the costs are incurred, for hedging instruments and speculative derivatives, respectively.

b. Hedge derivatives are measured at market value on the contract date. Subsequent changes to the market value are measured on the basis of hedge effectiveness and type, as follows:

Effective hedges are those for which the effectiveness test gives a result of between 80% and 125%.

In the case of derivatives that are not effective since the results are outside the above-mentioned range, subsequent changes in market value are taken to the consolidated income statement.

Subsequent changes in the market value of effective derivatives are measured as follows, depending on the hedge type:

i. Cash flow hedge:

The risk that is hedged is the exposure to changes in the value of transactions to be effected that are highly probable, to the extent that there is reasonable evidence that they will be effected in the future, and are attributable to a specific risk.

The ineffective portion of the loss or gain on the hedging instrument is taken to the income statement and the effective portion is recognised directly in equity in the consolidated balance sheet. The amount deferred in equity is not recognised in the income statement until the gains or losses on the transactions hedged are taken to the income statement or until the maturity date of the transactions.

ii. Fair value hedge of assets or liabilities recognised in the consolidated balance sheet:

The risk that is hedged is the exposure to changes in the value of an asset or liability recognised in the balance sheet, or part of that asset or liability that is attributable to a specific risk, or firm commitments.

The gain or loss on the hedging instrument and on the hedged asset or liability is recognised in the consolidated income statement.

iii. Hedges of investments in consolidated foreign entities:

The risk that is hedged is the exposure to changes in the value of investments in consolidated foreign entities, and of flows or dividends from the investments, attributable to foreign exchange fluctuations.

The gain or loss is recognised in equity.

c. Speculative transactions: the gain or loss is recognised in the consolidated income statement.

2.4.9. Business combinations

Goodwill is defined as the positive difference between the cost of an investment and the underlying book value at the date of the investee's inclusion in the Group, net of the amount of asset revaluations or liability value adjustments and/or the liabilities directly allocated to the subsidiaries or associated company's assets and liabilities.

Goodwill generated on the acquisition of associated companies taking place after the entry into force of the IFRS is considered to be an increase in the value of the shareholding. Goodwill generated before 1 January 2004 is also considered to be an increase in the value of the shareholding.

In accordance with IFRS 3, consolidation goodwill is not amortised. In this connection, at the end of each year, or whenever there are indications of a loss in value, the Group applies an impairment test to estimate any permanent losses in value that reduce the recoverable value of goodwill to an amount less than the net cost recorded. If this is the case a write-off is applied. Recognised write-offs are not subsequently reversed.

To perform the impairment test all goodwill is assigned to one or more cash generating units. The recoverable value of each cash generating unit is the higher of the value in use and the selling price that would be obtained from a transaction.

2.4.10. Inventories

Raw and other materials acquired from third parties are valued at the lower of their average acquisition cost and net realisable value.

In the case of assets whose acquisition price or production cost cannot be identified on an individual basis, the weighted average price method is applied in general.

The net realisable value is an estimate of the selling price less all estimated selling and distribution costs.

The Group determines the net realizable value of inventories and records all necessary provisions in cases in which their cost exceeds the net realisable value.

2.4.11. Trade and other receivables

This type of financial asset is carried at amortised cost using the effective interest method, as described in Note 2.4.7, less any provision for impairment losses.

The amount of the provision is the difference between the carrying amount of the asset and the present value of estimated future cash flows, discounted to the effective interest rate.

The assets are written off the balance sheet when the related risks and rewards are deemed to have been transferred. To this end, a detailed analysis is performed of each asset assignment operation to assess whether the insolvency and default risks have been transferred.

2.4.12. Cash and cash equivalents

Cash and cash equivalents include cash, demand deposits at credit institutions and other highly liquid short-term investments maturing within three months or less and not subject to relevant exchange risks.

2.4.13. Non-current assets classified as held for sale and discontinued operations

a. Non-current assets classified as held for sale

Non-current assets are classified as held for sale when it is considered that their carrying amount will be recovered through a sale instead of through continuous use. This condition is only met when the sale is highly probable, the asset is available for immediate sale in its current condition and the sale is expected to be completed within one year after the classification date.

Non-current assets classified as held for sale are measured at the lower of their carrying amount and their fair value, less costs of sale in both cases. Once classified in this item, the assets are no longer depreciated.

b. Discontinued operations

Discontinued operations are those that have been sold, disposed of by other means or classified as held for sale, and represent a business line or geographical area of business, form part of a one-off plan or constitute a subsidiary acquired solely for resale.

Results from discontinued operations are presented on a single specific line in the income statement, net of taxes.

2.4.14. Equity attributed to the company's equity holders

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are presented under equity as a deduction, net of taxes.

When any Group company acquires shares in the parent company (treasury shares), the compensation paid, including any incremental cost directly attributable (net of income tax), is deducted from equity attributable to the parent company. When these shares are sold or are subsequently issued, any amount received net of directly attributable incremental transaction costs and income tax effects is included in equity attributable to the parent company.

Currency translation differences deriving from investments in foreign companies are recognised in equity and taken to the income statement when the investment is sold.

2.4.15. Grants and deferred income

Grants are recognised at their fair value when the Company is reasonably sure they will be received and the Group will comply with all conditions established. Official grants relating to costs are deferred and are recognised in the consolidated income statement during the period necessary to match them with the costs they are intended to offset. Official grants related to the acquisition of non-current assets are recorded under non-current liabilities as deferred official grants and are taken to the consolidated income statement on a straight-line basis over the expected useful lives of the assets concerned.

2.4.16. Provisions

The Group records a provision for liabilities and charges where there is a commitment or obligation vis-à-vis a third party and the following requirements are fulfilled: an entity has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

A contingent liability is a potential obligation arising from past events, the materialisation of which is dependent on the occurrence or non-occurrence of one or more future events beyond the control of the consolidated companies. In accordance with IAS 37, such contingent liabilities are not recognised in the consolidated financial statements, although related information is disclosed (see Note 24).

2.4.17. Obligations related to employees

Under current labour regulations and certain employment contracts, Group companies are required to pay severance indemnities to employees dismissed under certain conditions.

The Group follows the policy of recording, at the time a restructuring plan is approved by management, made public and reported to employees, all necessary provisions for future payments deriving from the application of these plans in accordance with the best cost estimates available, obtained from actuarial studies.

2.4.18. Pension obligations

For the purposes of their accounting treatment, defined contribution plans under which the company's obligation consists solely of contributing an annual amount must be differentiated from defined benefit plans under which employees are entitled to a specific benefit on the accrual of their pensions.

a. Defined contribution plans

Contributions accrued in respect of defined contribution plans are expensed annually.

b. Defined benefit plans

Consolidated balance sheet

The liability recorded in the balance sheet with respect to defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date, less the fair value of the assets covered by the plan and any unrecognised cost of past services.

Defined benefit obligations are calculated on an annual basis by independent actuaries using the projected credit unit method.

The present value of the obligation is calculated by discounting the outgoing effective future cash flows estimated at interest rates applied to government bonds in the currency in which the benefits will be paid and applying maturity dates similar to those of the relevant bonds.

Actuarial gains and losses

Actuarial gains and losses arise from adjustments made based on experience and on changes in actuarial assumptions.

During 2005, the Group continued to recognise actuarial gains and losses in the consolidated income statement using the corridor method, whereby actuarial differences exceeding the higher of the following amounts were recognised:

- 10% of the present value of pension obligations.
- 10% of the fair value of the assets linked to the plan.

The excess is taken to the income statement systematically over the average residual employment period.

As a result of the amendment to IAS 19, in 2006 the Group availed itself of the alternative contained in the new wording of IAS 19 whereby the entire actuarial gain or loss may be recognised directly in equity in the period in which it arises.

Changes to the plan

In the case of changes to the plan, where rights are automatically vested as a result of changes to commitments, the cost of past services is recognised immediately in the consolidated income statement. Where the rights may be revoked or are not vested, the cost is recognised on a straight-line basis over the average period remaining to definitive vesting.

Plan reductions and liquidation

If there is any reduction or liquidation of the plan, any gains or losses deriving from the plan for the following reasons are recorded at that time: changes in the actuarial value of the fund (bonds and assets linked to the plan) and costs of past services not previously recognised that vest at that time.

Overfunding of the plan

If the plan is overfunded in view of the amount of defined benefits to be recognised in the balance sheet plan as a result of the above calculation, a net asset shall be recognised in the relevant amount, unless the company has obtained a surplus in the fair value of the plan assets with respect to the present value of the defined benefit obligations and, under the terms of the plan, the entire amount cannot be recovered by means of plan reimbursements or reductions in future contributions, in which case the following treatment shall be afforded:

The asset to be recorded shall be the lower of the following amounts:

a) The result of the above-mentioned calculation

b) The total present value of any economic benefit available in the form of plan reimbursements or reductions in future contributions, discounted at the rates for government bonds having the same maturities and issued at the measurement date, less the value of net actuarial losses and cumulative past service costs not recognised at the measurement date as provided in this regulation.

Should this point be applied, any increase or decrease in the present value of the reimbursements or future reductions in contributions is immediately recorded in the statement of income and expense recognised in equity.

2.4.19. Share-based compensation

a. Share-based compensation systems settled in cash

When these systems are implemented they are initially measured using a financial method based on a binomial model adjusted by taking into account the exercise price, volatility, the term during which the benefits may be exercised, expected dividends, a risk-free interest rate and the realised assumptions concerning the expected early exercise of the benefits.

The above-mentioned value is taken to the income statement in accordance with IFRS 2 and recorded under Staff costs during the period established as the vesting requirement for the employee to exercise these benefits on a proportional basis over the period concerned. The balancing entry is a liability to the employee. In addition, each year the initial value is re-estimated and the portions relating to that year and to prior years are recognised under profit for the year.

Subsequently, once the above-mentioned vesting period for the employee to exercise rights granted under these systems has elapsed, the income statement records the difference between the liquidation value and the liability recognised in accordance with the above description for settled transactions. For outstanding operations at the year end, the income statement includes the difference between the liability recognised at that date and the relevant value restatement.

Finally, as explained in more detail in Note 37, Ferrovial has contracted cash-settled equity swaps to hedge potential losses arising from these compensation systems.

b. Stock option-based compensation systems

At inception, stock option-based compensation systems are measured using the above-mentioned financial method applied to share-based compensation systems.

These systems are also recorded under "Staff expenses" when their value is taken to the income statement on a proportional basis over the vesting period established for employees to exercise their rights. The balancing entry in this case is recorded under equity and no re-estimate of the initial value is made in accordance with the provisions of IFRS 2.

Finally, and as is described in further detail in Note 38, Ferrovial has contracted a number of cash-settled equity swaps that are treated as derivatives and are intended to hedge the future cash flows necessary to liquidate these compensation systems. These derivative financial instruments are accounted for in accordance with the general methods described in Note 2.4.8.

2.4.20. Financial liabilities

These debts are initially recorded at the fair value of the consideration received, less the initial costs arising from the obligation, and are subsequently measured at amortised cost using the effective interest method. The effective interest method is the discount rate that brings the flow of future payments forecast to maturity exactly into line with the initial consideration received.

The forecast future flows are calculated using the interest rates in force at the measurement date.

Should the effective interest rate differ from the market rate, the liability is measured taking into account the present value of future flows at that market rate, in the case of interest-bearing loans. Where no effective interest rate is specified, the flows are also measured using the market interest rate.

In the event that existing debt is renegotiated, no substantial modifications to financial liabilities are deemed to exist if the following condition is met:

- The lender of the new loan must be the same as the lender of the initial loan.
- The present value of the cash flows, including related issue and arrangement costs, applying the effective interest method, does not differ by more than 10% of the present value of the cash flows pending payment on the original liability, calculated using this same method.

2.4.21. Current assets and liabilities

In general, assets and liabilities are classified as current or non-current based on their operating cycle. However, given the diversity of businesses carried out by the Group, in which the operating cycle varies from one to another, current assets and liabilities are generally considered to be all those that mature in twelve months or less as from the relevant date, and all items maturing after that time are deemed to be non-current.

2.4.22. Corporate income tax and deferred taxes

The term "consolidated income tax" covers all domestic and foreign taxes applicable to taxable income. Income tax also includes other taxes, such as taxes on repatriated profits, and any other levy calculated on the basis of reported results.

Tax expense of individual companies

Income tax expense/(income) relating to the individual companies included in the scope of consolidation is the sum of "Current tax" and movements in "Deferred tax", taking into account the elimination of any tax consolidation adjustments, as follows.

- Current tax is the amount payable to/(refundable by) the Treasury as a result of the taxable profit/(loss) for the year, before discounting withholdings and interim payments made, and taking into consideration applicable consolidation adjustments.
- Deferred tax (assets or liabilities) is the portion of income tax expense/(income) payable to/(refundable by) the Treasury in future financial years. Within deferred taxes, a distinction is made between "timing differences", which are differences between taxable and reported results (arising in one year and reversing in a subsequent year or years), and "Capitalisation/(application) of tax credits" during the year, as a result of tax losses, tax deductions or tax allowances (recognised in the current year or in prior years and pending offset).

Consolidated tax expense

Income tax expense recognised in the consolidated financial statements is calculated by aggregating the expense recognised by each of the consolidated companies, increased or decreased, as applicable, by the tax effect of consolidated accounting adjustments and by timing differences between the tax bases of the assets and liabilities and their carrying amounts in the consolidated financial statements (liability method).

When business combinations take place, the resulting deferred tax derived from the allocation of the price and the amortisation of goodwill generated is recognised. However, deferred taxes are not recognised when the transaction is not a business combination or has no effect at the time of occurrence on reported or taxable results.

Deferred tax assets and liabilities are calculated using the tax rates in force at the balance sheet date that are expected to be applicable during the period in which the asset is realised or the liability settled.

Deferred tax assets and liabilities are charged or credited to the income statement, unless they relate to items that are taken directly to equity, in which case the deferred tax assets and liabilities are charged or credited to the equity accounts.

No tax liability is recognised for retained earnings of subsidiaries when the Group is able to control the reversal of the timing differences and it is not likely that they will reverse in the foreseeable future.

Deferred tax assets and tax credits for tax-loss carryforwards are recognised when it is likely that the Company may recover them in the future, regardless of when they will be recovered, provided this is within the maximum period provided by law. Deferred tax assets and liabilities are not discounted and are classified as a non-current asset/(liability) in the balance sheet.

At each accounting close, deferred tax assets and liabilities are reviewed to verify that they remain in force and are adjusted accordingly.

The difference between the income tax expense recognised at the previous year end and the income tax expense stated in the final tax returns filed constitutes a change in accounting estimates and is recognised as current-year income or expense.

2.4.23. Recognition of income

Revenues and expenses are recognized on an accruals basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises. Specifically, revenues are calculated at the fair value of the consideration to be received and represent the amounts receivable for the assets delivered and the services rendered, in the ordinary course of business, less discounts, returns, value added tax and other sales taxes.

Set out below are details of the methods applied to recognise revenues and expenses in each Ferrovial Group business segment:

2.4.23.1. Construction business

Construction business revenues and expenses are recognised in accordance with IAS 11.

In accordance with IAS 11, paragraph 22, when the results of a construction contract may be reliably estimated, ordinary income and associated costs of the contract are recognised in the income statement, stating percentage of completion at the balance sheet date. Any forecast loss from the construction contract is immediately recognised.

Of the methods provided by IAS 11, paragraph 30 to determine the percentage of completion of a contract, the company normally follows the policy of examining the completed work (paragraph 30 b).

This method may be used since all contracts generally include:

- definition of each project unit that must be executed to complete the whole project;
- measurement of each of these project units; and
- price at which each unit is certified.

In order to put this method into practice, at the end of each month a measurement of completed units is obtained for each project. The resulting total is the amount of construction work executed at the contractual price, which is recognised as project revenue from inception. The difference with respect to the corresponding figure a month earlier is production for the month, which is the figure recognised as revenue.

Construction work costs are recognised for accounting purposes on an accruals basis; costs actually incurred to execute project units completed, plus costs that may be incurred in the future and must be allocated to the project units completed, are recognised as expenses.

In accordance with IAS 11, paragraph 29, the application of this revenue recognition method is combined with the preparation of a budget for each construction contract by project unit. This budget is used as a key management tool in order to maintain detailed monitoring, project unit by project unit, of fluctuations between actual and budgeted figures.

In exceptional cases where it is not possible to estimate the margin for the entire contract, the total costs incurred are recognised and sales that are reasonably assured with respect to the completed work are recognised as contract revenue, subject to the limit of the total contract costs (IAS 11 p. 32).

Recognition of changes to the primary contract

During the execution of construction work, unforeseen events not envisaged in the primary contract may occur that increase the volume of work to be executed.

These changes to the initial contract require the customer's technical approval and subsequent financial approval. This approval permits, from that moment, the issue and collection of certificates for this additional work.

The policy followed by the Ferrovial Group in this respect complies with IAS 11, paragraph 14, i.e. revenue for this additional work is not recognised until the customer's approval is reasonably assured (paragraph 13 (a)) and the amount that is likely to be accepted by the customer may be measured with sufficient reliability (paragraph 13 (b)).

However, the costs associated with these project units are recognised when they arise, regardless of the degree of customer approval of the work.

Late-payment interest

The recognition of late-payment interest deriving from delays in the collection of certificates is carried out in accordance with the provisions of IAS 18, p.29, when it is likely the late-payment interest will be received and, in addition, the amount may be reliably measured.

Depreciation of machinery

As regards the depreciation of site machinery, the Ferrovial Group distinguishes between the following:

- Machinery and other non-current assets acquired for a construction project whose useful life only covers the duration of the project. These assets are depreciated over the life of the project in accordance with the expected consumption of the financial benefits of the asset, where the percentage of completion of the project is considered to be the most appropriate indicator of consumption. This section includes mainly light construction machinery, tooling and tools, as well as permanent site structures. Where the contract assures the repurchase of the asset at a certain price, that amount is considered to be the residual value of the asset concerned.
- Machinery acquired for central management from the machinery pool. This includes mainly large-scale civil engineering machinery. These assets are depreciated in accordance with technical criteria based mainly on the nature of the machinery, using the accelerated declining-balance method and, accordingly, the depreciation charge is higher in the initial years of asset life.

Prepaid expenses

This heading includes the initial construction costs deriving from the following:

- Obtaining of the primary contract (bidding expenses)
- machinery relocation costs (when owned by the Company)
- acquisition of third-party projects
- third-party services and studies
- construction insurance
- fencing
- other initial construction costs (not general costs).

In accordance with IAS 11, paragraph 27, these costs are recorded as assets provided that they are likely to be recovered in the future and are recognised as an expense based on actual production in relation to planned production under each contract.

Prepaid expenses relating to the formalisation or obtainment of a certain contract that has not been awarded at the year end are taken to the income statement unless there is a specific possibility of billing them to the granting authority, in which case they are recognised as a receivable from that authority (IAS 11, p. 21).

Other provisions

The main provisions included in this item are described below:

a. Provisions for deferred charges

Provisions for deferred charges cover the payments that will arise for such items as guarantees for the primary contract, the removal of construction machinery, removal of installations, expenses arising between the end of construction and settlement, and repairs falling within warranty periods. These provisions cover a contracted obligation (IAS 37 14 (a)) that is likely to give rise to the use of resources (IAS 37 14 (b)) and that may be reliably estimated (IAS 37 14 (c)).

Related payments generally take place once the construction work has been completed and the relevant revenue has been recognised. For this reason, provisions are recorded using the best possible estimates and taking into account the characteristics of the project, based on an initially estimated percentage of the work to be executed, according to the budget, which in general cannot be modified until the contract is fulfilled.

This notwithstanding, the above-mentioned initial percentage may be modified in the event that the initial estimate is inappropriate based on the performance of the contract. In this case, the provision is adjusted as soon as the situation becomes known and the adjustment is treated as a change in the original estimate.

When the contracted project is handed over, and should the estimate have been updated, the excess provision is reversed, if applicable, using the relevant revenue accounts. Subsequently, these provisions may only be used for the stated purpose and remain on the liabilities side while there are risks relating to the project in question.

b. Provisions for budgeted losses

In accordance with the content of IAS 11, paragraph 36, when it is likely that the final result of a project will entail the recognition of a loss, it must be immediately recorded in the financial statements.

In order to determine this probability, uniform methods are applied by customer or project type, based on accumulated historical experience and project budget management policies.

c. Provisions for doubtful trade receivables

Trade receivables with an estimated due date exceeding one year are stated in accordance with the amortised cost method.

In addition, at each balance sheet closing date, an evaluation is performed to determine whether or not there is objective evidence that a trade receivable is impaired (IAS 39, p. 58).

In general, a trade receivable is deemed to be fully impaired in cases of suspension of payments, bankruptcy, court claims or dishonoured trade bills, promissory notes or cheques.

Where the above-mentioned conditions are not met but payment is outstanding for over six months, a detailed study is performed and a provision is recognised based on the risk estimated.

2.4.23.2. Infrastructure business

The three industries in which Ferrovial's Infrastructures Division operates are toll roads, airports and car parks.

a. Toll roads

The contracts included in this business area may be classed as concession contracts and are therefore subject to IFRIC 12.

In accordance with IFRIC 12, the assets may be classified as intangible assets or as financial assets (receivables from the granting authority).

As indicated previously, the Ferrovial Group is not applying this interpretation, which has yet to be approved by the European Union.

This notwithstanding, the method used to recognise revenue and expenses in this type of business is similar to the approach provided by IFRIC 12 for the recognition of intangible assets. Specifically, the Group has applied the following method to recognise revenue and expenses when preparing these consolidated annual accounts:

Straight-line depreciation of infrastructure project assets over the concession period, except for the Chilean infrastructure project assets, which are covered by an agreement with the Chilean authorities whereby the concession period is variable and ends when a specified level of revenues is obtained. For those toll roads, the depreciation method is based on the total volume of revenues for each year as a percentage of the volume of revenues forecast for the entire concession term.

- Capitalisation of financial expenses accrued during the construction period.
- The financial expenses accrued after the asset becomes operational are recognised directly in the income statement.
- Toll revenues are recognised as they accrue, which usually depends on infrastructure usage.
- Operating expenses are also recognised as accrued.

b. Airports

Unlike toll roads, there are no concession contracts relating to the majority of airport projects and the assets are owned by the company operating the airport. The main aspects affecting the recognition of revenue and expenses are explained below.

The following distinctions are made when recognising the main revenues:

Airport revenue

- Passenger charges. These accrue based on the number of departing passengers.
- Landing charges: These accrue levied according to the weight.
- Aircraft parking charges: These accrue based on a combination of weight and time parked.

Commercial revenues

- Revenues from products sold directly by the company (World Duty Free business) are recognised when each sale is transacted.
- Revenues from retail space assigned to third parties: These are recognised based on a percentage of sales generated by the third party.

As regards expenses

- Financial expenses are charged to the income statement as they accrue, using the amortised cost method, except for expenses accrued during the construction period, which are capitalised.
- Non-current assets are depreciated over their useful lives.

c. Car parks

The car park business encompasses three separate activities:

- Car parks for local residents
- On-street car parks
- Off-street car parks

Car parks for local residents

Results are recognised in the same manner as for the real estate development business.

On-street car parks

This is a public service rendered to local authorities, which mainly concerns the management of public parking and the collection of the fees charged by municipalities for these services.

The income is normally a price for the public service payable by the municipality and therefore the accounting treatment is similar to that applied to the Services business.

Off-street car parks

In this case revenues arise from the use of parking spaces owned by the company or held under an administrative concession for the term of the concession.

The accounting treatment applied in this case is similar to that applied to the toll road business.

2.4.23.3. Real estate business

The Real Estate Division is engaged mainly in the sale of houses and land. This business is treated as a product selling activity under IAS 18 and results are recognised when the risks and rewards of ownership of the product are transferred to the buyer, which is generally when the public deed is executed.

2.4.23.4. Service businesses

Income recognition in contracts comprising a continuous rendering of repetitive services throughout a specified period

Contracted revenues recognised for a service of this kind shall be taken to the income statement systematically over the term of the contract on a straight line basis.

Related costs shall be recognised on an accrual basis.

Revenue recognition for the provision of a service comprising a number of tasks executed for different contracted prices based on the type of work performed

Ordinary revenues and related costs shall be recognised on a stage of completion basis, applying the methods and conditions set forth in FG Construction 1, i.e. the so-called "surveys of work performed" method, as defined in IAS 11, page 30 (b) or IAS 18, page 24 (a).

Where this method may not be applied, percentage-of-completion is determined based on costs incurred in relation to total costs estimated.

Recognition of income not stipulated in the main contract

All incomes that are not recognised in the main contract (e.g. additional services, price reviews, etc.) may only be recognised as incomes if:

- The customer is highly likely to approve the incomes.
- The amount that will be accepted by the customer may be reliably estimated.

Provisions

Set out below are descriptions of the main provisions recorded for this type of business which, in accordance with the provisions of IAS 37, paragraph 14, relate to contractual obligations that have been assumed, will likely generate an application of resources in the future and may be reliably estimated.

a. Provision for warranties

In the specific case of maintenance and integrated management contracts that include full warranties of a building's fixtures, an estimate of the potential risk is made at the beginning of the contract and a monthly warranty provision is recorded to cover the total estimated amount by the end of the contract. These estimates are reviewed periodically and the monthly provision is adjusted accordingly.

b. Provision covering the closing and post-closing of landfills

One of the activities carried out in the Urban Services area is the construction and management of landfills, which involves the construction of landfills under permit and subsequent management, for which certain amounts are charged based on the number of tonnes of waste deposited. In accordance with the permit granted, when the landfill's capacity has been reached it must be closed in order to prevent future environmental risks.

The provisions covering the closing and post-closing of landfills therefore include estimates of the costs that will be incurred to close the landfill and treat the waste during the post-closing period for the landfills that are owned by the company, or are managed by the company under contracts stating this obligation.

Allocations to the provision for the closing and post-closing of landfills are made in accordance with the estimates prepared by the company's technical personnel regarding the final cost of closing and the cost of maintaining the land that must be incurred once the landfills are closed.

The sufficiency of the provisions is reviewed and evaluated every year based on the measurements taken and reported by the Technical Department regarding the total capacity of the landfill, its average density and an estimate of the cost to be incurred when closing the landfill and performing closing and post-closing services.

c. Provisions for trade receivables

The criteria for allocating provisions for trade receivables are the same as those indicated above for the construction business.

Depreciation

The machinery relating to these types of contracts is depreciated over its useful life based on technical criteria that takes into account consumption of the financial benefits obtained from the asset.

Refurbishment, construction and subsequent maintenance of infrastructures in the United Kingdom

Among other activities, the UK subsidiary Amey is party to certain contracts for the construction or refurbishment and subsequent maintenance of certain public infrastructures.

These contracts are covered by IFRIC 12 on concessions. Unlike other types of concession, in these cases the concession holders recover the investments made by collecting set amounts that do not vary based on the use of the asset but are affected by certain specific provisions or awards linked to the availability of the asset or the quality of the service rendered.

Under UK accounting standards, these investments are treated as trade receivables. Although, as was indicated at the start of these notes, the interpretation IFRIC 12 has not been applied to these financial statements, these investments are carried on the balance sheet as trade receivables due to their nature.

Revenue from construction or maintenance services rendered under this type of contract is calculated in accordance with the general rules established for construction and service businesses (IAS 11 and IAS 18) and trade receivables are stated using the amortised cost method.

2.5. Segment information

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments.

A geographical segment is a group of assets and operations engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

On the basis of the Ferrovial Group's primary management parameter, the primary reporting format consists of business segments, as indicated in Note 1, and therefore the geographical segments form the secondary reporting format.

a. Basis and methodology of segment information

Segment income consists of amounts directly attributable to the segment and the relevant proportional part of income from joint ventures and/or temporary joint ventures (UTEs) consolidated by the proportionate method.

Segment expenses are the amounts arising from operating activities and directly attributable to the segment plus the relevant proportional part of costs that may be allocated to the segment using a reasonable allocation method. Segment expenditure includes the relevant proportional part of costs from joint ventures and/or temporary joint ventures (UTEs) consolidated by the proportionate method.

Shares in the results of associates consolidated by the equity method are allocated to each segment.

Segment results show the proportional part attributable to minority interest.

Segment assets and liabilities are directly related to segment operations and include the proportional part pertaining to joint ventures and/or temporary joint ventures (UTEs).

Segment information is set out below.

b. Business segments

At 31 December 2006, the Group is organised on a worldwide basis into four main business segments:

- Construction
- Infrastructures
- Services
- Real estate

Although the Spanish real estate business has been divested, significant business is maintained in the Polish real estate market.

Note 1 on the business and scope of consolidation contains a description of the activities carried out in each segment.

Transfers or transactions between segments are formalised on the normal terms and conditions also available to unrelated third parties.

Throughout these notes, the "Other" column relates to assets and/or liabilities and revenue and/or expenses of the corporate entities and to any adjustments between segments.

The main information on these segments for 2005 and 2006 is presented in the following notes to these consolidated financial statements:

- The most representative accounting policies applied to each business segment are described in Note 2.4 on Accounting standards.
- Note 25 on Operating revenue contains a breakdown of revenue by business segment, distinguishing between revenue from sales to external customers and revenue from sales to other segments.
- Results by business segment are presented distinguishing between results of continuing operations and results of discontinued operations, in Notes 32 and 33, respectively.
- The notes on non-current assets (intangible assets, investments in infrastructure projects and property, plant and equipment) indicate additions or investments in non-current assets by business segment.
- Note 20 contains a breakdown of net cash by business segment.
- Note 35 contains a breakdown of cash flows by business segment, excluding the infrastructure projects.

Set out below are the balance sheets and income statements by segment for 2006 and 2005:

Balance sheet by business segment: 2006

ASSETS (Thousand euro)	Construction	Infrastructures	Real estate	Services	Other	Total
Non-current assets	**443,659**	**38,813,698**	**22,578**	**3,760,729**	**49,544**	**43,090,208**
Intangible assets	8,208	91,653	171	78,905	461	179,398
Investments in infrastructure projects	0	30,557,700	0	311,859	0	30,869,559
Property, plant and equipment	185,670	99,143	3,187	455,660	9,898	753,558
Consolidation goodwill	181,468	7,511,462	0	1,582,106	0	9,275,036
Equity-consolidated companies	5,956	10,633	0	65,432	0	82,021
Non-current financial assets	62,357	543,107	19,220	1,266,767	39,185	1,930,636
Accounts receivable from concession holder companies	0	0	0	1,154,476	0	1,154,476
Available-for-sale financial assets		181,036				181,036
Other financial assets	62,357	362,071	19,220	112,291	39,185	595,124
Derivative financial instruments at fair value	**4,949**	**100,020**	**0**	**3,322**	**95,265**	**203,556**
Assets classified as held for sale and discontinued operations	**0**	**2,264,346**	**0**	**0**	**0**	**2,264,346**
Deferred tax assets	**106,658**	**893,483**	**35,455**	**120,344**	**68**	**1,156,008**
Current assets	**4,320,666**	**1,991,197**	**1,294,771**	**2,126,759**	**-1,467,535**	**8,265,858**
Inventories	187,823	62,605	110,540	22,066	339	383,373
Trade and other receivables	1,881,695	762,434	1,158,553	1,720,305	-39,744	5,483,243
Trade receivables for sales and services	1,600,274	619,829	78	1,571,292	32,464	3,823,937
Other receivables	328,253	135,156	1,151,299	157,159	-111,715	1,660,152
Current deferred tax assets	20,998	59,346	7,197	20,836	39,760	148,137
Provisions	-67,830	-51,897	-21	-28,982	-253	-148,983
Cash and cash equivalents	2,251,148	1,166,158	25,678	384,388	-1,428,130	2,399,242
Infrastructure project companies	8	746,496	0	229,732	-3,684	972,552
Other companies	2,251,140	419,662	25,678	154,656	-1,424,446	1,426,690
Total assets	**4,875,932**	**44,062,744**	**1,352,804**	**6,011,154**	**-1,322,658**	**54,979,976**

Liabilities and equity (thousand euro)	Construction	Infrastructures	Real estate	Services	Other	Total
Equity	**536,239**	**4,325,368**	**1,001,521**	**901,428**	**-102,438**	**6,662,118**
Capital and reserves attributable to company's equity holders	**475,929**	**1,244,373**	**1,001,794**	**885,003**	**-102,910**	**3,504,189**
Minority interest	**60,310**	**3,080,995**	**-273**	**16,425**	**472**	**3,157,929**
Deferred income	**275**	**233,099**	**0**	**70,678**	**0**	**304,052**
Provisions for liabilities and charges	**62,787**	**495,496**	**23**	**401,608**	**3,198**	**963,112**
Non-current liabilities	**312,687**	**30,804,470**	**76,626**	**2,275,278**	**-561,176**	**32,907,885**
Borrowings	304,144	30,635,345	76,626	2,249,798	-558,299	32,707,614
Bonds and borrowings of infrastructure projects	0	27,304,505	0	1,628,220	0	28,932,725
Bank borrowings of other companies	36,649	2,755,436	0	282,530	697,274	3,771,889
Other borrowings	264,495	575,404	76,626	339,048	-1,255,573	0
Other liabilities	8,543	169,125	0	25,480	-2,877	200,271
Derivative financial instruments at fair value	**1,034**	**469,944**	**0**	**4,019**	**0**	**474,997**
Liabilities classified as held for sale and discontinued operations	**0**	**185,487**	**0**	**0**	**0**	**185,487**
Deferred tax liabilities	**45,538**	**3,458,466**	**7**	**80,425**	**76,379**	**3,660,815**
Current liabilities	**3,917,372**	**4,090,414**	**274,627**	**2,277,718**	**-738,621**	**9,821,510**
Borrowings	55,341	2,289,613	5,906	1,209,459	-721,896	2,838,423
Bonds and borrowings of infrastructure projects	0	1,964,684	0	157,774	0	2,122,458
Bank borrowings of other companies	53,983	283,092	5,906	63,321	309,547	715,849
Other borrowings	1,358	41,837	0	988,364	-1,031,443	116
Trade payables	3,524,465	1,717,874	268,721	1,064,409	-17,172	6,558,297
Accounts payable to associates	3,899	4,671	0	37	95,972	104,579
Trade payables	3,075,456	1,557,304	10,039	889,840	-8,541	5,524,098
Current deferred tax liabilities	145,414	67,366	185,307	27,712	-12,109	413,690
Other non-trade payables	299,696	88,533	73,375	146,820	-92,494	515,930
Trade provisions	337,566	82,927	0	3,850	447	424,790
Total liabilities and equity	**4,875,932**	**44,062,744**	**1,352,804**	**6,011,154**	**-1,322,658**	**54,979,976**

Balance sheet by business segment: 2005

ASSETS (Thousand euro)	Construction	Infrastructures	Real estate	Services	Other	Total
Non-current assets	**455,748**	**9,181,479**	**40,489**	**3,307,481**	**88,493**	**13,073,690**
Intangible assets	9,157	68,089	213	78,899	683	157,041
Investments in infrastructure projects	0	8,227,280	0	329,321	0	8,556,601
Property, plant and equipment	217,770	101,370	14,402	386,137	8,249	727,928
Investment property	195,386	220,071	17,971	1,550,890	0	1,984,318
Consolidation goodwill	731	144,047	251	37,642	0	182,671
Equity-consolidated companies	32,704	420,622	7,652	924,592	79,561	1,465,131
Non-current financial assets				824,120		824,120
Accounts receivable from concession holder companies						0
Other financial assets	32,704	420,622	7,652	100,472	79,561	641,011
Derivative financial instruments at fair value	**19,144**	**37,121**	**0**	**2,098**	**94,033**	**152,396**
Assets classified as held for sale and discontinued operations	**0**	**0**	**0**	**0**	**0**	**0**
Deferred tax assets	**65,246**	**352,219**	**13,366**	**96,448**	**3,075**	**530,354**
Current assets	**3,810,845**	**1,300,282**	**1,870,323**	**2,056,457**	**-1,296,151**	**7,741,756**
Inventories	184,118	11,248	1,634,754	20,885	-7,703	1,843,302
Trade and other receivables	1,609,547	362,346	200,690	1,517,296	-86,803	3,603,076
Trade receivables for sales and services	1,332,953	167,173	81,662	1,377,369	29,059	2,988,216
Other receivables	332,643	137,485	118,757	139,752	-192,722	535,915
Current deferred tax assets	10,753	105,715	3,378	35,262	77,112	232,220
Provisions	-66,802	-48,027	-3,107	-35,087	-252	-153,275
Cash and cash equivalents	2,017,180	926,688	34,879	518,276	-1,201,645	2,295,378
Infrastructure project companies	0	383,214	0	342,940	-2,946	723,208
Other companies	2,017,180	543,474	34,879	175,336	-1,198,699	1,572,170
Total assets	**4,350,983**	**10,871,101**	**1,924,178**	**5,462,484**	**-1,110,550**	**21,498,196**

Liabilities and equity (thousand euro)	Construction	Infrastructures	Real estate	Services	Other	Total
Equity	**490,068**	**1,786,893**	**402,466**	**717,141**	**-428,367**	**2,968,201**
Capital and reserves attributable to company's equity holders	**432,877**	**967,449**	**399,580**	**705,053**	**-428,905**	**2,076,054**
Minority interest	**57,191**	**819,444**	**2,886**	**12,088**	**538**	**892,147**
Deferred income	**1,458**	**214,958**	**494**	**38,662**	**0**	**255,572**
Provisions for liabilities and charges	**62,072**	**20,100**	**0**	**426,389**	**9,797**	**518,358**
Non-current liabilities	**53,951**	**7,287,539**	**171,296**	**2,174,132**	**71,927**	**9,758,845**
Borrowings	43,351	7,171,457	557	2,166,335	60,002	9,441,702
Bonds and borrowings of infrastructure projects	0	7,060,429	0	1,506,400	0	8,566,829
Bank borrowings of other companies	42,837	109,285	557	295,269	400,288	848,236
Other borrowings	514	1,743	0	364,666	-340,286	26,637
Other liabilities	10,600	116,082	170,739	7,797	11,925	317,143
Derivative financial instruments at fair value	**8,272**	**345,236**	**0**	**25,817**	**0**	**379,325**
Liabilities classified as held for sale and discontinued operations	**0**	**0**	**0**	**0**	**0**	**0**
Deferred tax liabilities	**28,399**	**186,554**	**1,988**	**51,081**	**70,631**	**338,653**
Current liabilities	**3,706,763**	**1,029,821**	**1,347,934**	**2,029,262**	**-834,538**	**7,279,242**
Borrowings	36,013	722,378	739,949	1,044,745	-795,036	1,748,049
Bonds and borrowings of infrastructure projects	0	718,338	0	34,449	0	752,787
Bank borrowings of other companies	38,725	521	408,438	30,777	514,672	993,133
Other borrowings	-2,712	3,519	331,511	979,519	-1,309,708	2,129
Trade payables	3,353,657	303,106	607,295	979,299	-44,474	5,198,883
Accounts payable to associates	12,824	11,156	4	420	82,489	106,893
Trade payables	2,959,665	132,420	544,747	816,398	-157,780	4,295,450
Current deferred tax liabilities	111,031	65,959	48,585	22,300	12,181	260,056
Other non-trade payables	270,137	93,571	13,959	140,181	18,636	536,484
Trade provisions	317,093	4,337	690	5,218	4,972	332,310
Total liabilities and equity	**4,350,983**	**10,871,101**	**1,924,178**	**5,462,484**	**-1,110,550**	**21,498,196**

Income statement by business segment: 2006

INCOME STATEMENT (Thousand euro)	Construction	Infrastructures	Real estate	Services	Other	Total
Sales	5,146,420	2,927,198	3,006	4,300,024	-22,068	12,354,580
Other operating revenue	2,054	10,307	0	3,717	146	16,224
Total operating revenue	**5,148,474**	**2,937,505**	**3,006**	**4,303,741**	**-21,922**	**12,370,804**
Materials consumed and other external expenses	3,515,295	161,921	556	1,472,375	-21,469	5,128,678
Staff expenses	625,021	577,526	2,355	1,906,786	29,489	3,141,177
A) wages, salaries and similar compensation	526,244	561,901	2,055	1,659,077	27,025	2,776,302
B) staff welfare expenses	98,777	15,625	300	247,709	2,464	364,875
Non-current asset depreciation and amortisation	80,418	536,775	149	143,429	1,436	762,207
Change in trade provisions	64,140	18,242	356	18,444	1,769	102,951
Other operating expenses	583,793	737,058	1,412	489,130	-34,735	1,776,658
Total operating expenses	**4,868,667**	**2,031,522**	**4,828**	**4,030,164**	**-23,510**	**10,911,671**
Operating results	**279,807**	**905,983**	**-1,822**	**273,577**	**1,588**	**1,459,133**
Financial results of infrastructure projects	-731	-1,142,744	0	6,890	-80	-1,136,665
Financial results of other companies	44,253	-84,524	-1,413	-45,615	-8,106	-95,405
Financial results from financing	40,503	-82,869	-1,413	-49,265	-20,168	-113,212
Financial results other items	3,750	-1,655	0	3,650	12,062	17,807
Financial results	**43,522**	**-1,227,268**	**-1,413**	**-38,725**	**-8,186**	**-1,232,070**
Share of results of equity-consolidated companies	**4,154**	**19,847**	**0**	**4,532**	**-1**	**28,532**
Other profit and loss	**0**	**423,490**	**0**	**-1,241**	**-1**	**422,248**
Consolidated results before income tax	**327,483**	**122,052**	**-3,235**	**238,143**	**-6,600**	**677,843**
Income tax	113,011	-9,574	-566	67,739	672	171,282
Consolidated income from continuing operations	**214,472**	**131,626**	**-2,669**	**170,404**	**-7,272**	**506,561**
Net income from discontinued operations	**0**	**0**	**864,996**	**0**	**8,360**	**873,356**
Consolidated income for the year	**214,472**	**131,626**	**862,327**	**170,404**	**1,088**	**1,379,917**
Income attributed to minority interest	**-1,038**	**53,233**	**718**	**-7,089**	**0**	**45,824**
Income for the year attributed to the parent company	**213,434**	**184,859**	**863,045**	**163,315**	**1,088**	**1,425,741**

Income statement by business segment: 2005

INCOME STATEMENT (Thousand euro)	Construction	Infrastructures	Real estate	Services	Other	Total
Sales	4,387,330	760,276	1,285	3,200,104	-28,402	8,320,593
Other operating revenue	55,344	17,296	0	3,749	-126	76,263
Total operating revenue	**4,442,674**	**777,572**	**1,285**	**3,203,853**	**-28,528**	**8,396,856**
Materials consumed and other external expenses	3,043,876	8,558	105	1,366,057	-14,881	4,403,715
Staff expenses	528,462	104,376	993	1,217,137	23,001	1,873,969
A) wages, salaries and similar compensation	440,003	91,069	993	998,017	20,871	1,550,953
B) staff welfare expenses	88,459	13,307	0	219,120	2,130	323,016
Non-current asset depreciation and amortisation	54,115	166,962	109	108,090	1,382	330,658
Change in trade provisions	50,549	10,708	0	11,959	12,664	85,880
Other operating expenses	555,860	185,101	1,309	285,279	-38,944	988,605
Total operating expenses	**4,232,862**	**475,705**	**2,516**	**2,988,522**	**-16,778**	**7,682,827**
Operating results	**209,812**	**301,867**	**-1,231**	**215,331**	**-11,750**	**714,029**
Financial results of infrastructure projects	-753	-370,800	0	-4,985	1,411	-375,127
Financial results of other companies	40,086	1,900	146	-31,363	5,057	15,826
Financial results from financing	33,948	2,407	146	-32,092	-6,859	-2,450
Financial results other items	6,138	-507	0	729	11,916	18,276
Financial results	**39,333**	**-368,900**	**146**	**-36,348**	**6,468**	**-359,301**
Share of results of equity-consolidated companies	**-5,106**	**15,947**	**0**	**773**	**1**	**11,615**
Other profit and loss	**0**	**34,062**	**0**	**-607**	**45,828**	**79,283**
Consolidated results before income tax	**244,039**	**-17,024**	**-1,085**	**179,149**	**40,547**	**445,626**
Income tax	87,289	-8,995	-192	52,908	6,729	137,739
Consolidated income from continuing operations	**156,750**	**-8,029**	**-893**	**126,241**	**33,818**	**307,887**
Net income from discontinued operations	**0**	**0**	**79,428**	**0**	**0**	**79,428**
Consolidated income for the year	**156,750**	**-8,029**	**78,535**	**126,241**	**33,818**	**387,315**
Income attributed to minority interest	**-390**	**31,051**	**183**	**-2,307**	**0**	**28,537**
Income for the year attributed to the parent company	**156,360**	**23,022**	**78,718**	**123,934**	**33,818**	**415,852**

c. Geographical segments

The parent company's home country is Spain.

The Group's business segments operate mainly in the following geographical areas:

- Spain
- United Kingdom
- USA
- Canada
- Poland
- Chile
- Portugal
- Rest of Europe
- Other

	Total assets		Additions to Property, plant and equipment and intangible assets	
	2006	**2005**	**2006**	**2005**
Spain	9,291,016	10,945,762	461,728	21,477
UK	35,602,438	2,680,177	17,317	146,369
USA	2,970,010	1,598,141	1,553,798	4,264
Canada	2,795,424	3,203,801	77,748	
Poland	1,223,463	530,071	10,664	-3,893
Chile	1,574,974	1,119,977	576,671	119
Portugal	689,323	693,393	17,453	-444
Rest of Europe	667,677	615,275	39,369	183,285
Rest	165,651	111,599	16,606	37,432
Total	**54,979,976**	**21,498,196**	**2,771,354**	**388,609**

Note 25 on Operating revenue contains a breakdown of sales to foreign customers by geographical segment.

2.6. Foreign currency

a. Functional and presentation currency

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency other than the presentation currency are translated into the presentation currency.

To this end, a distinction is made between foreign entity and foreign establishment and the figures are translated into the presentation currency using different methods depending on the case:

Foreign entity

A foreign entity is any establishment whose operations do not form an integral part of the reporting entity's operations, i.e. it accumulates cash and other monetary items, incurs costs, generates revenues and may agree on loans principally in its local currency.

For such cases, the closing rate translation method is applied, as follows:

- All asset items, except for those referred to below, are translated at the closing rate at the date of the balance sheet.
- Investments and other contributions in foreign entities and long-term loans granted to them by the parent company are translated at the historical exchange rate.
- Goodwill generated on the acquisition of companies is translated at the closing rate for each period and currency translation differences are stated in the amount of the difference between the closing rate and the historical exchange rate at which they were carried.
- All due liabilities are translated at the closing rate on the balance sheet date.
- Equity is translated at the historical exchange rate.
- Income and expenses are translated at average exchange rates.
- All resulting exchange differences are recognised as a separate component of equity.

Foreign establishment

Foreign establishments form an integral part of the reporting entity's operations such that their business is run as if it were an extension of the reporting entity's operations and therefore used the same functional currency.

In this regard, the companies that contribute assets and liabilities denominated in currencies other than the euro are analysed in the following table:

Company	Activity	% interest	Currency
407 International, Inc (a)	Infrastructures	53.23%	Canadian dollar
Grupo Budimex	Construction	59.06%	Polish zloty
Autoestrada Poludnie, S.A (a)	Infrastructures	50.98%	Polish zloty
Cintra Chile, Ltda. (a)	Infrastructures	100%	Chilean peso
Autopista Collipulli Temuco (a)/(b)	Infrastructures	100%	Chilean peso
Autopista Temuco Rio Bueno. (a)/(b)	Infrastructures	75%	Chilean peso
Autopista Santiago Talca (a)/(b)	Infrastructures	100%	Chilean peso
Talca Chillán, S.A (a)	Infrastructures	33.55%	Chilean peso
Aeropuerto Cerro Moreno	Infrastructures	100%	Chilean peso
Ferrovial Inmobiliaria Chile, Ltd	Real estate	100%	Chilean peso
Ferrovial Agromán EC, Ltda	Construction	100%	Chilean peso
Ferrovial Agromán Chile, S.A.	Construction	100%	Chilean peso
Delta Ferrovial Limitada	Construction	50%	Chilean peso
Autopista del Bosque, S.A.	Infrastructures	62.03	Chilean peso
Grupisa, S.A Chile	Services	69.23%	Chilean peso
Sydney Airport	Infrastructures	21.74%	Australian dollar
Ferr Sydney Airport Inv.Trust	Infrastructures	100%	Australian dollar
Belfast City Airport	Infrastructures	100%	Pound sterling
Grupo BAA	Infrastructures	61.01%	Pound sterling
Grupo Amey	Services	100%	Pound sterling
Grupo Swissport (c)	Services	100%	Swiss franc
Webber	Construction	100%	US dollar
Indiana Toll Road	Infrastructures	50%	US dollar
Chicago Skyway Toll Bridge System	Infrastructures	55%	US dollar

(a) Shares held by Cintra, S.A., in which the Ferrovial Group holds a 62.03% interest.
(b) The concession holder companies are Ruta de los Ríos Sociedad Concesionaria S.A. (Temuco Río Bueno toll road), Ruta de Araucanía Sociedad Concesionaria S.A. (Collipulli Temuco toll road) and Autopista del Maipo S.A. (Santiago Talca toll road). All references in these notes to any of these three companies will use the name that appears in this table.
(c) The currency of the Group's parent company. The US dollar is particularly relevant given the Group's significant presence in the United States.

The following table shows the evolution of the main currencies affecting the Group in relation to the euro:

Closing exchange rate: 1 euro=currency

	31/12/06	31/12/05	fluctuation
Canadian dollar	1.5372	1.3754	11.76%
Chilean peso	703.548	608.512	15.62%
Polish zloty	3.8368	3.8453	-0.22%
Pound sterling	0.6739	0.6885	-2.12%
US dollar	1.3189	1.1833	11.46%
Swiss franc	1.6048	1.5564	3.11%
Australian dollar	1.6175	1.6131	0.27%

The fluctuations reflected above increased the Group's asset and liability balances, particularly in the companies resident in Canada, Chile, Poland, United Kingdom, United States and Australia, while balances relating to the Ferrovial Group's activities in Switzerland decreased. The tables included in the following notes explaining movements in assets and liabilities contain a column showing the effect of the exchange rate where significant.

The net impact of the fluctuations on assets and liabilities, less the impact on minority interest, is recognised in equity, in the item "Currency translation differences" (see Note 16.3). As a result of exchange rate fluctuations, equity for the year increased by 132,937 thousand euro (1,439 thousand euro in 2005).

b. Transactions and balances in foreign currency

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions are recognised in the consolidated income statement when they arise.

Monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Gains and losses are recognised in the income statement.

2.7. Accounting estimates and judgements

The information contained in the financial statements is the responsibility of the Group's directors.

In the consolidated financial statements for 2006, estimates made by the Group's directors were used to measure certain assets, liabilities, income, expenses and commitments. The following estimates were used:

- Evaluation of potential losses due to the impairment of certain assets.
- Assumptions employed in the actuarial calculation of pension liabilities and other commitments with employees.
- Useful lives of property, plant & equipment and intangible assets.
- Measurement of goodwill.
- Budget-related estimates taken into consideration when recognising the results of contracts on a percentage-of-completion basis in the construction and services segments.
- Estimates related to the fair value of assets acquired in business combinations.

These estimates were made using the best information available at 31 December 2006 and 2005 in relation to the facts analysed. However, future events could force the Group to modify its estimates. If applicable, estimates will be modified in accordance with IAS 8.

2.8. Changes in estimates and accounting policies, and correction of fundamental errors

a. Changes in accounting estimates

The effect of any change in accounting estimates is recorded on the same line in the income statement as the expense or income recognised using the previous estimate.

b. Changes in accounting policies and correction of fundamental errors

The effect of any change in accounting policies and any correction of fundamental errors is accounted for as follows: the accumulated effect at the beginning of the year is adjusted in Reserves and the effect on the current year is taken to the income statement. In such cases, the financial data for the comparative year presented together with the current year are adjusted accordingly.

3. Financial risk management

The Group's activities expose it to a variety of financial risks, particularly interest rate risk, foreign exchange risk, credit risk and liquidity risk.

3.1. Interest rate risk

The main interest rate risk relates to the financing obtained for infrastructure projects.

Financing for projects of this kind is linked to the project flows. In this connection, when the project enters the operation phase the objective is to attempt to establish as far as possible a fixed interest rate or assure such a rate by hedging against possible interest rate fluctuations, thereby avoiding subsequent changes to the project's profitability as a result of such fluctuations. These hedging activities form part of the obligations frequently imposed by financial institutions. A breakdown is presented in Note 9 on Derivative financial instruments at fair value.

3.2. Foreign exchange risk

Ferrovial manages its foreign exchange risk through three types of hedges:

a. Hedge of the Company's assets

The Group seeks to obtain financing for its non-current assets denominated in currencies other than the euro in the same currency as the one in which the asset is denominated. This is particularly true in the case of the companies that invest in infrastructure projects and of acquisitions of companies whose assets are denominated in currencies other than the euro.

Note 9 on Derivate financial instruments at fair value contains an analysis of the hedges contracted on the Company's assets.

b. Hedge of future cash flows from transactions to be effected based on binding or highly probable commitments

This foreign exchange risk relates basically to the execution of construction contracts in which collections and/or payments are made in a currency other than the functional currency. The Group seeks to hedge this risk using foreign exchange derivatives.

The risk that is hedged is the exposure to changes in the value of transactions to be effected on the basis of firm or highly likely commitments, to the extent that there is reasonable evidence that they will be fulfilled in the future, and are attributable to a specific risk. Note 9 on Derivate financial instruments at fair value contains an analysis of the hedges contracted.

c. Hedge of flows from investments in consolidated foreign entities

The risk that is hedged is the exposure to changes in the value of forecast flows of dividends from investments in consolidated foreign entities, attributable to foreign exchange fluctuations. This risk is also covered by means of foreign exchange hedges. Note 9 on Derivate financial instruments at fair value contains an analysis of the hedges contracted.

3.3. Credit risk

The Group's main financial assets are cash and cash equivalents, trade and other receivables, and investments, which represent the Group's maximum exposure to credit risk in connection with its financial assets.

The Group's credit risk is mainly attributable to its trade receivables. The amounts are carried on the balance sheet net of bad debt provisions estimated by Group management based on prior-year experience and an evaluation of prevailing economic circumstances.

Credit risk relating to investments in financial products is concentrated mainly on short-term financial investments ("repos" of sovereign debt and/or highly-liquid deposits in both cases) and derivative financial instruments that hedge foreign exchange, interest rate and equity securities price risks. Counterparties are always financial institutions and a strict diversification policy is applied on the basis of international credit ratings, maximum credit limits and regular reviews. For example, in the specific case of transactions in countries whose economic and socio-political circumstances preclude high credit quality, the Group mainly selects branches and subsidiaries of foreign financial institutions, or the largest local institutions, that fulfil or nearly fulfil stipulated credit policy.

The Group has no significant concentrations of credit risk and exposure is distributed among a large number of counterparties and customers.

3.4. Liquidity risk

Although the general situation in financial markets, particularly the banking market, has been highly favourable for credit seekers in recent years, the Ferrovial Group constantly monitors factors that could help to resolve liquidity crises, particularly sources of financing and their characteristics.

Special attention is paid to the following factors:

- Liquidity of monetary assets: cash surpluses are always placed in very-short-term assets. Specific authorisation is required for placements in assets having a term of more than three months.
- Control over the residual terms of credit lines.
- Diversification of sources of financing: on a corporate level, bank financing is essential due to ease of access and cost, with which alternative sources of financing are often unable to compete.

However, in many cases, financing without recourse for concessions is often obtained using various types of bonds as the principal source of financing, since such operations could exhaust the habitual source of financing in view of their size. The resulting combination of longer terms, price and diversification is considered to be beneficial.

The Group does not rule out the use of other sources of financing in the future.

Note 20 on the Group's net cash contains an analysis of bank financing obtained by the concession holder companies and other companies (without recourse and with resource from the shareholder, respectively).

4. Intangible assets

Movements in Intangible assets on the consolidated balance sheet by segment during 2006 are as follows:

2006

Thousand euro	Balance 01/01/06	Changes in consolidation scope	Additions	Disposals	Transfers	Effect of exchange rate	Balance 31/12/06
Construction	16,530	-30	665	-165		-451	16,549
Infrastructures	83,573	31,326	4,444	-8,043			111,300
Services	97,919	1,981	9,770	-1,343	12,244	-131	120,440
Other	2,808	-586	79	-36			2,265
Total investment	**200,830**	**32,691**	**14,958**	**-9,587**	**12,244**	**-582**	**250,554**
Accumulated amortisation	-43,789	-1,379	-13,276	-1,181	-11,915	384	-71,156
Total	**157,041**	**31,312**	**1,682**	**-10,768**	**329**	**-198**	**179,398**

Changes in scope of consolidation

The main change in the consolidation scope relates to the Infrastructures business, specifically the car park activity.

In the Services business, the increase is explained by the Cespa Group's acquisition of a 55% interest in Empresa Mixta de Gestión Medioambiental de Toledo (Gestmat).

In the item Other, the disposal is due to the exclusion of the Real estate business from the consolidation scope, with the exception of the Polish companies.

Additions and disposals

The main additions took place in the Services business, relating basically to the obtainment of new administrative concessions in the Handling and Urban services activities, amounting to 2,650 thousand euro and 3,813 thousand euro, respectively.

In the Infrastructures business, acquisitions relate basically to the car park activity.

Other information

- The Group records no intangible assets with indefinite useful lives.
- No intangible assets are subject to restrictions on ownership or pledged as security for liabilities at 31 December 2006.
- There were no impairment losses or reversals in 2006.

Movements in Intangible assets by segment in the consolidated balance sheet for 2005 are set out below for comparative purposes:

2005

Thousand euro	Balance 01/01/05	Changes in consolidation scope	Additions	Disposals.	Effect of exchange rate	Balance at 31/12/05
Construction	11,966	4,273	952	-991	330	16,530
Infrastructures	74,180	9,453	148	-208	0	83,573
Services	21,103	68,326	8,955	-66	-399	97,919
Other	1,930	138	755	-21	6	2,808
Total investment	**109,179**	**82,190**	**10,810**	**-1,286**	**-63**	**200,830**
Accumulated amortisation	-23,559	-2,510	-18,258	673	-135	-43,789
Total	**85,620**	**79,680**	**-7,448**	**-613**	**-198**	**157,041**

5. Investments in infrastructure projects

This caption relates to investments in the assets of companies that operate infrastructure projects, as defined in Notes 1.1 and 2.4.2.

A part of these assets are linked to concession contracts. In such cases, the assets are owned by the granting authority from construction and the concession holder is entitled to operate them to recover the investment over the concession period, subject to the terms stipulated by the granting authority; the assets revert to the granting authority at the end of the concession period. This is the case of all toll road contracts.

There are other infrastructure projects that are not subject to concession contracts. In such cases, the assets are owned by the project company and the operation of the assets is not subject to a limited term or a reversion obligation. In the majority of cases, however, as with concession assets, they are subject to regulations stipulated by a public authority, containing the asset operating terms and restricting the transfer of the assets.

The following table shows balances and movements in investments in infrastructure projects, distinguishing between assets subject to concessions and assets owned, and including a breakdown by project:

2006

Thousand euro

Investments in infrastructure projects	Balance at 01/01/06	Changes in scope	Additions	Disposals	Reclassification	Effect of exchange rate	Balance at 31/12/06
INFRASTRUCTURES	**8,844,420**	**28,064,963**	**1,565,736**	**-114,058**	**-2,049,266**	**-583,680**	**35,728,115**
Investments in infrastructure projects	**8,703,114**	**2,056,989**	**466,165**	**-1,282**		**-746,909**	**10,478,077**
Autopista del Sol	677,894		2,502	-29			680,367
Autopista Terrasa-Manresa	219,034		3,324	-29			222,329
Autopista Trados M-45	97,332		1,043	-492			97,883
Autopista R-4 Madrid-Sur (a)	677,076		62,158	-687			738,547
Autopista Madrid Levante (b)	330,086		190,385				520,471
M-203 Alcalá – O'Donnell	6,733		29,571				36,304
Autopista Santiago Talca	593,234		44,211			-82,688	554,757
Autopista Talca Chillán		251,918				-33,679	218,239
Autopista Chillán Collipulli		272,696				-12,731	259,965
Autopista Collipulli Temuco	237,418		7,202			-33,562	211,058
Autopista Temuco Rio Bueno	191,824		554			-26,854	165,524
Cintra Chile	114,966					-15,530	99,436
407 ETR International	2,977,803		73,814			-318,484	2,733,133
Skyway Concession	1,560,119		29,124			-161,967	1,427,276
Indiana Toll Road		1,510,224				-61,842	1,448,382
Euroscut Algarbe	274,691		711	-45			275,357
Euroscut Norte Litoral	336,268		16,448				352,716
Euroscut Azores		21,336					21,336
Eurolink Motorway Operation	332,857		4,120				336,977
Autoestrade Lombardia		815					815
Belfast City Airport	68,401		768			1,012	70,182
Aeropuerto Cerro Moreno	7,378		230			-585	7,023
Assets owned	**141,306**	**26,007,975**	**1,099,571**	**-112,776**	**-2,049,266**	**163,229**	**25,250,038**
BAA		26,149,280	1,099,571	-112,776	-2,049,266	163,229	25,250,038
Bristol International Airport	141,306	-141,306					
SERVICES	**349,282**		**133,594**	**-121,882**		**4,414**	**365,407**
Investments in infrastructure projects	**349,282**		**133,594**	**-121,882**		**4,414**	**365,407**
Tube Lines (d)	333,275		110,550	-121,882		4,008	325,950
Other Amey contracts	16,007		23,044			406	39,457
Total investment	**9,193,702**	**28,064,963**	**1,699,330**	**-235,941**	**-2,049,266**	**-579,267**	**36,093,521**
Depreciation, Infrastructures	-617,140	-3,939,754	-745,698	41,549	40,065	50,563	-5,170,414
Depreciation, Services	-19,961		-32,814			-773	-53,548
Total depreciation	**-637,101**	**-3,939,754**	**-778,511**	**41,549**	**40,065**	**49,790**	**-5,223,962**
Total net investment	**8,556,601**	**24,125,210**	**920,819**	**-194,392**	**-2,009,201**	**-529,477**	**30,869,559**

(a) Includes the balances of Inversora de Autopistas del Sur, S.L.
(b) Includes the balances of Inversora de Autopistas de Levante, S.L.
(c) Includes the balances of Tidefast, Ltd.
(d) Relates to the London underground upkeep contract of Tube Lines Plc, in which Amey, Plc holds an interest.

The main changes in the scope of consolidation in 2006 are listed below:

- Acquisition of BAA in June, as explained in more detail below in view of its significance within this caption.
- Acquisition of a 50% interest in the Indiana Toll Road in June (consolidated using the proportionate method).
- Acquisition of an additional interest in the Talca Chillán toll road, entailing a change of consolidation method as from May. Acquisition of the Chillan Collipulli toll road in November.
- Divestment in Bristol International Airport in December.

The main additions for the period relate to the Madrid-Levante toll road, operations having commenced in July, and to the intangible generated by the purchase of an additional 10% interest in the R-4 toll road (42,329 thousand euro).

The balance has declined mainly in relation to the investments in Canada, USA and Chile, due to foreign exchange fluctuations, while the opposite is true in the case of the UK investments.

The balance for toll road sections under construction at 31 December 2006 stands at 37,119 thousand euro (673,089 thousand euro at 31 December 2005), relating mainly to the investment in the M-203 Alcalá-O'Donnell road (percentage of completion: 51.3%).

Investments located outside Spain at 31 December 2006 and 2005 total 28,947,604 thousand euro and 6,607,969 thousand euro, respectively.

Interest capitalised during the year is analysed in Note 29.

Finally, the following table contains a breakdown by asset type for the projects in which the relevant company owns the assets, relating basically to BAA Group projects:

Thousand euro	Heathrow	Gatwick	Stansted	Scottish airports	Other	Total
PPE	13,453,035	2,495,918	1,593,708	1,716,872	636,594	19,896,128
Investment property	2,123,460	912,598	893,308	419,944	692,981	5,042,291
Other		0	0	0	311,619	311,619
Total cost	**15,576,495**	**3,408,517**	**2,487,016**	**2,136,816**	**1,641,195**	**25,250,038**
Depreciation	-2,267,399	-943,760	-442,202	-314,587	-210,714	-4,178,662
Net total	**13,309,096**	**2,464,756**	**2,044,814**	**1,822,229**	**1,430,481**	**21,071,376**

BAA's assets may be divided into PPE and investment property.

The property, plant and equipment category comprises the value of the runways, terminals and machinery at each of the airports operated by BAA, as well as the assets and facilities of the "Heathrow Express" train line, which is operated by a BAA investee company.

Property, plant and equipment includes certain assets under construction, the most significant being the new terminal 5 at Heathrow airport, for a value of 6,438,641 thousand euro, which is 89% complete and is due to open to passenger traffic in March 2008.

Investment property includes certain assets covered by IAS 40, consisting basically of car parks operated by contracted third parties and certain office buildings, warehouses and hotels located inside the airports and operated by third parties under lease agreements.

Ferrovial carries this investment property at historical cost and depreciates the assets over their estimated useful lives.

The fair value of the investment property at December 2006 was 5,198,100 thousand euro.

Set out below, for comparative purposes, is an analysis of infrastructure project assets for 2005, all of which were subject to concessions:

2005

Thousand euro

Investments in infrastructure projects	Balance at 01/01/05	Changes in scope	Additions	Disposals	Effect of exchange rate	Balance 31/12/05
INFRASTRUCTURES	**6,008,535**	**1,496,292**	**601,539**	**-18,206**	**756,260**	**8,844,420**
Investments in infrastructure projects	**5,879,260**	**1,496,292**	**593,018**	**-18,206**	**752,750**	**8,703,114**
Autopista del Sol	678,012		56	-174		677,894
Autopista Terrasa-Manresa	218,241		940	-147		219,034
Autopista Trados M-45	97,260		72			97,332
Autopista R-4 Madrid-Sur (a)	648,231		28,845			677,076
Autopista Madrid Levante (b)	68,887		261,199			330,086
M-203 Alcalá - O'Donnell		6,733				6,733
Autopista Santiago Talca	427,259		56,176		109,799	593,234
Autopista Collipulli Temuco	185,671		5,189		46,558	237,418
Autopista Temuco Rio Bueno	156,234			-2,517	38,107	191,824
Cintra Chile	92,897				22,069	114,966
407 ETR International	2,490,014		25,325		462,464	2,977,803
Skyway Concession		1,489,559			70,560	1,560,119
Euroscut Algarve	273,263		1,428			274,691
Euroscut Norte Litoral	229,802		121,834	-15,368		336,268
Eurolink Motorway Operation	242,851		90,006			332,857
Belfast City Airport	64,726		1,894		1,781	68,401
Aeropuerto Cerro Moreno	5,912		54		1,412	7,378
Assets owned	**129,275**	**0**	**8,521**	**0**	**3,510**	**141,306**
Bristol Int. Airport (c)	129,275		8,521		3,510	141,306
SERVICES	**136,234**	**168493**	**44862**	**0**	**-307**	**349,282**
Investments in infrastructure projects	**136,234**	**168,493**	**44,862**	**0**	**-307**	**349,282**
Tube Lines (d)	136,234	152,486	44,862		-307	333,275
Other Amey contracts		16,007				16,007
Total investment	**6,144,769**	**1,664,785**	**646,401**	**-18,206**	**755,953**	**9,193,702**
Depreciation, Infrastructures	-442,779	-5,462	-132,102		-36,797	-617,140
Depreciation, Services	-4,213		-15,748			-19,961
Total depreciation	**-446,992**	**-5,462**	**-147,850**	**0**	**-36,797**	**-637,101**
Total net investment	**5,697,777**	**1,659,323**	**498,551**	**-18,206**	**719,156**	**8,556,601**

6. Property, plant and equipment

Set out below is an analysis of Property, plant and equipment in the consolidated balance sheet and a breakdown showing movements by segment during 2006:

2006

Thousand euro	Balance at 01/01/06	Changes in consolidation scope	Additions	Disposals	Transfers	Effect of exchange rate	Balance at 31/12/06
Land and structures	322,961	-14,628	8,240	-7,902	20,692	-1,511	327,852
Plant and machinery	740,311	2,297	169,925	-51,936	15,709	-11,449	864,857
Other fixtures, tools and furnishings	523,818	-6,915	57,516	-28,396	25,642	-1,369	570,296
Total investment	**1,587,090**	**-19,246**	**235,681**	**-88,234**	**62,043**	**-14,329**	**1,763,005**
Structures	-213,831	7,500	-13,222	1,028	0	4,574	-213,951
Plant and machinery	-258,684	-268	-111,569	44,706	-62,372	3,652	-384,535
Other fixtures, tools and furnishings	-386,647	6,523	-52,721	20,164	0	1,720	-410,961
Depreciation / Provision	**-859,162**	**13,755**	**-177,512**	**65,898**	**-62,372**	**9,946**	**-1,009,447**
Total	**727,928**	**-5,491**	**58,169**	**-22,336**	**-329**	**-4,383**	**753,558**

Thousand euro	Balance at 01/01/06	Changes in consolidation scope	Additions	Disposals	Transfers	Effect of exchange rate	Balance at 31/12/06
Construction	457,384	-5,781	63,670	-65,978	0	-11,100	**438,195**
Infrastructures	265,088	704	19,352	-12,180	0	-466	**272,498**
Real estate	30,179	-26,343	5	0	0	0	**3,841**
Services	811,300	12,174	149,793	-10,076	62,043	-2,763	**1,022,471**
Other	23,139	0	2,861	0	0	0	**26,000**
Total investment	**1,587,090**	**-19,246**	**235,681**	**-88,234**	**62,043**	**-14,329**	**1,763,005**
Depreciation	**-859,162**	13,755	-177,512	65,898	-62,372	9,946	**-1,009,447**
Total	**727,928**	**-5,491**	**58,169**	**-22,336**	**-329**	**-4,383**	**753,558**

Changes in scope of consolidation

In 2006 the main variance relates to Real estate, due to the exclusion of the real estate business from the consolidation scope, with the exception of the Polish companies.

In the Services business, movements relate basically to the addition of the assets of Gestmat and Owen Williams, acquired by the Cespa Group, for a total of 5,213 thousand euro and 4,659 thousand euro, respectively.

Additions

Construction segment additions are due mainly to specialised machinery acquired.

Infrastructure additions relate basically to new investments in off-street car parks and machinery for on-street car parks, the most noteworthy addition being the balance of 11,340 thousand euro recognised by Aparcament Escaldes.

In the Services segment, as in the previous year, additions relate mainly to investments in waste treatment plants, landfills and machinery related to the Urban services activity.

Disposals

Construction segment disposals are due basically to the write-off of construction site equipment in 2006.

Other information

- At 31 December 2006, property, plant and equipment includes structures/facilities/machinery totalling 9,749 thousand euro acquired under finance leases (14,891 thousand euro at 31 December 2005).
- Property, plant and equipment not used in operations is insignificant with respect to closing consolidated balances.
- PPE located outside Spain amounted to 416,482 thousand euro at 31 December 2006 (213,268 thousand euro in 2005), net of depreciation.
- No impairment losses were recognised or reversed during the year.
- The Group has taken out insurance to cover possible risks affecting its property, plant and equipment and possible claims that could be brought in the normal course of business. The Group considers that the insurance policies provide adequate coverage for such risks.

For comparative purposes, set out below is an analysis of Property, plant and equipment in the consolidated balance sheet and a breakdown of movements by segment during 2005:

2005

Thousand euro	Balance at 01/01/05	Changes in consolidation scope	Additions	Disposals	Effect of exchange rate	Balance at 31/12/05
Land and structures	306,419	23,734	13,892	-23,376	2,292	322,961
Plant and machinery	509,186	139,754	126,253	-39,027	4,145	740,311
Other fixtures, tools and furnishings	444,511	23,110	71,334	-15,909	772	523,818
Total investment	**1,260,116**	**186,598**	**211,479**	**-78,312**	**7,209**	**1,587,090**
Structures	-177,251	-37,332	-8,722	11,389	-1,915	-213,831
Plant and machinery	-239,397	-15	-37,818	18,791	-245	-258,684
Other fixtures, tools and furnishings	-280,149	-2	-75,924	-27,976	-2,596	-386,647
Depreciation / Provision	**-696,797**	**-37,349**	**-122,464**	**2,204**	**-4,756**	**-859,162**
Total	**563,319**	**149,249**	**89,015**	**-76,108**	**2,453**	**727,928**

Thousand euro	Balance at 01/01/05	Changes in consolidation scope	Additions	Disposals	Effect of exchange rate	Balance at 31/12/05
Construction	287,998	88,007	132,982	-55,823	4,220	457,384
Infrastructures	244,056	5,517	21,381	-6,440	574	265,088
Real estate	25,638	4,793	1,875	-2,347	220	30,179
Services	680,883	88,281	53,635	-13,694	2,195	811,300
Other	21,541	0	1,606	-8	0	23,139
Total investment	**1,260,116**	**186,598**	**211,479**	**-78,312**	**7,209**	**1,587,090**
Depreciation	-696,797	-37,349	-122,463	2,203	-4,756	-859,162
Total	**563,319**	**149,249**	**89,016**	**-76,109**	**2,453**	**727,928**

7. Equity-consolidated companies

This caption relates to the companies in which the Group has significant influence, i.e. the power to participate in decisions concerning financial policy and operations, but does not have control over the companies.

The main shareholdings in equity-consolidated companies are analysed below at 31 December 2006:

COMPANIES	Balance at 01/01/06	Changes in consolidation scope	Reclassif.	Profit for the year	Dividend/ equity distrib.	Exchange rate effect	Balance at 31/12/06
Infrastructures							
Europistas Concesionaria Española, S.A.	17,842	-13,437	-4,405				0
Túneles de Artxanda, S.A.	1,607		-1,607				0
Sociedades Filiales de Cintra Aparcamientos	5,524			1,050	-495		6,079
Sydney Airport Corporation, Ltd.	119,825		-97,852	8,268	-30,241		0
Services							
Concesionaria Madrid Calle 30	22,573	17,250		1,806			41,629
Rest of equity-consolidated companies	**15,300**	**1,572**		**17,408**		**33**	**34,313**
Total	**182,671**	**5,385**	**-103,864**	**28,532**	**-30,736**	**33**	**82,021**

The main variances during the year are described below:

a. Infrastructures

Sydney Airport Corporation, Ltd is no longer classified as an equity-consolidated company. This investment is recognised in these consolidated financial statements in Assets classified as available for sale.

The equity-consolidated companies Europistas Concesionaria Española, S.A. and Túneles de Artxanda S.A. were excluded from the consolidation scope due to the sale of the shareholding in Europistas during 2006, which entailed selling Túneles de Artxanda S.A., a Europistas investee company.

b. Services

The interest in Sociedad Concesionaria Madrid Calle 30, S.A. increased by 17,250 thousand euro.

Other information

- At 31 December 2005, investments in associates included goodwill of 11,310 thousand euro pertaining to Europistas Concesionaria Española, S.A.
- There are no reasons to draw the conclusion that the Group has significant influence in companies in which its interest is less than 20% or does not have significant influence in companies in which its interest exceeds 20%.
- There are no significant restrictions on the capacity of associates to transfer funds to the parent company in the form of dividends, debt repayments or advance payments.
- Exhibit I contains a list of the main shareholdings in associates, including their name, country of origin, business segment, the Group's interest and financial highlights, such as aggregate assets and liabilities, net sales and profit or loss for the year.

2005

Thousand euro

COMPANIES	Balance	Changes in consolidation scope	Additions (Increase in % interest)	Disposals (Decrease in % interest)	Profit/loss for the year	Dividend/ equity distrib.	Exchange rate effect	Balance 31/12/05
Infrastructures								
Europistas Concesionaria Española, S.A.	17,855			-950	8,206	-7,269		17,842
Túneles de Artxanda, S.A.	1,799		55		-247			1,607
S. Munic. De Aparc. y Serv. De Málaga, S.A.	4,208				631	-294		4,545
Infoser Estacionamientos, A.I.E.	71				29			100
Est. Urbanos de León, S.A.	821				234	-176		879
Sydney Airport Corporation, Ltd.	142,715				9,533	-41,821	9,398	119,825
Real estate								
Inmobiliaria Urbecentro Dos, S.A.	266				-14		-17	235
Promovial, Promoçao Inmobiliaria, Ltda.	16				-1			15
Services								
Concesionaria Madrid Calle 30		22,745			-172			22,573
Construction								
Budimex subsidiaries	4,997				294		-862	4,429
Rest of equity-consolidated companies	**11,115**	**3,117**			**-6,893**		**3,282**	**10,621**
Total	**183,863**	**25,862**	**55**	**-950**	**11,600**	**-49,560**	**11,801**	**182,671**

8. Non-current financial assets

8.1. Accounts receivable from concession holder companies

The amounts recognised in this caption are recoverable in the long term from the granting authority in exchange for services rendered or investments made under the concession contract.

Set out below is a breakdown of the main receivables at 31 December 2006 and 2005 and their maturities:

Thousand euro	31/12/06	31/12/05
Tube lines	1,060,408	824,120
Wakefield & Manchester	94,068	-
	1,154,476	824,120

	Maturities	2007	2008	2009	2010	2011	After 5 years
Tube Lines	1,060,408	18,035	536,106	265,388	25,634	28,602	186,642
Wakefield & Manchester	94,068	6,724	8,001	8,537	7,460	1,425	61,922
Total	**1,154,476**	**24,759**	**544,107**	**273,925**	**33,094**	**30,027**	**248,564**

8.2. Available-for-sale financial assets and other financial assets

Movements in this caption in 2006 are set out below:

	Balance at 01/01/06	Additions	Disposals	Effect of exchange rate	Provisions	Balance at 31/12/06
Available-for-sale financial assets		181,036				181,036
Deposits securing bond issues	381,708	34,661	-48,595	-39,133		328,641
Economic interest groupings	90,183					90,183
Non-current loans to employees	3,426	2,623	-2,797			3,252
Loans to Group companies	26,176		-26,176			0
Price deferred on real estate sales		250,000			-230,555	19,445
Loans to associates	28,437	21,563				50,000
Other	111,081		-7,478			103,603
Total	**641,011**	**489,883**	**-85,046**	**-39,133**	**-230,555**	**776,160**

Available-for-sale financial assets

In Available-for-sale financial assets the most significant item is BAA's 4.19% interest (103,873 thousand euro) in National Air Traffic Services Group (NATS), the entity responsible for managing air traffic in the United Kingdom. This shareholding is carried at fair value and changes in value are recognised in reserves.

Deposits securing bond issues

These deposits relate mainly to concession holder companies and are not freely disposable; they must remain in the companies' assets as security for bonds and debentures issued. The deposits are recognised in net cash items, as they are netted against the obligations assumed in bond issues (see Note 20 on Net cash).

The main deposits at 31 December 2006 and 2005 are set out below:

Thousand euro	31/12/06	31/12/05
407 ETR International Inc.	241,093	277,815
Skyway Concesión Co. LLc	87,548	103,893
	328,641	**381,708**

The average interest rates on the deposits of the companies 407 ETR International Inc and Skyway Concesión Co LLc are 4.13% (2.91% in 2005) and 4.58% (3.13% in 2005), respectively.

Economic interest groupings

The item Economic interest groupings relates basically to financial assets in respect of which collections may be determined and which are not negotiated in an active market, related to certain tax benefits obtained by investing in economic interest groupings engaged in an asset leasing activity managed by an entity unrelated to the Ferrovial Group, which retains the majority of the rewards and assumes the risks of the activity. In short, this operation has been carried out by the Ferrovial Group, which obtains the tax benefits in accordance with the special system established by Additional Provision Fifteen of the Spanish Corporate Income Tax Act. The results of these operations are recognised in income tax in the accompanying income statement. Ferrovial has a 49% interest in the groupings.

Price deferred on real estate disposal

The sum of 250,000 thousand euro relates to the portion of the selling price of the Real Estate Division that has been deferred to the long term and accrues interest at a market rate.

This item also includes, in provisions, the balance of -230,555 thousand euro reflecting the impact of the elimination of 20% of the gain generated by the sale of the real estate business, as Ferrovial will continue to hold an indirect 20% interest in the business sold through its shareholding in Promociones Habitat, under the agreements described in Note 33 on Discontinued operations.

Loans to associates

Loans to associates include a loan of 50,000 thousand euro granted to the company Madrid Calle 30, S.A.

Other

Finally, the item Other relates basically to certain loans granted to third parties in the ordinary course of the Group's business activities.

A breakdown for 2005 is set out below for informative purposes:

	Balance at 01/01/05	Additions	Disposals	Effect of exchange rate	Balance at 31/12/05
Deposits securing bond issues	252,366	143,074	-68,616	54,884	381,708
Economic interest groupings	76,985	14,195	-1,168	171	90,183
Non-current loans to employees	3,975	2,362	-2,911		3,426
Loans to Group companies	1,019	25,157			26,176
Other	49,467	91,086	-4,870	3,835	139,518
Total	**383,812**	**275,874**	**-77,565**	**58,890**	**641,011**

9. Derivative financial instruments at fair value

As indicated in Note 3 on Financial risk management, the Group's activities are exposed to a variety of financial risks including interest rate and foreign exchange risks.

In order to hedge these risks, Ferrovial contracts derivative financial instruments, the accounting treatment of which is described in Note 2.4.8.

As commented in Note 3 on Financial risk management, the derivative financial instruments contracted by the Ferrovial Group are mostly intended to hedge foreign exchange or interest rate risks affecting long-term investments or contracts and the majority have long-term maturities. Specifically:

a. Interest-rate hedges of future cash flows

The main hedge transactions of this kind in force at 31 December 2006 relate to financing for infrastructure projects, mainly in the toll road activities of Cintra and BAA, where the purpose once the project is in progress is to obtain, as far a possible, a fixed rate of interest or to ensure a fixed rate by means of interest-rate hedges.

In this regard, and in relation to the toll road business, at December 2006 78% of the total borrowings of Cintra's investee companies (analysed in Note 20) was contracted at a fixed rate or hedged by interest-rate instruments maturing after more than one year (or to maturity, if sooner). Of this 78%, 47% consists of debt strictly denominated at a fixed interest rate and the remainder is hedged by means of derivative financial instruments. Additionally, 9% of the debt consists of bonds bearing interest linked to inflation and fluctuations in interest rates are covered by adjustments to the tolls charged by the bond issuer (407 ETR International, Inc.). Only 13% of the debt outstanding at 31 December bears interest at a variable rate.

Additionally, with respect to BAA's financing, BAA's historical debt is 97% covered: 85% because the bonds yield a fixed rate and 12% by hedge contracts; the debt obtained to finance the acquisition in the UK is 73% covered by hedging instruments; and Ferrovial Infraestructuras, S.A.'s debt obtained to finance the capital invested in the project is 54% hedged.

As regards Cintra's investee companies, a sensitivity analysis was performed on their 2006 debts, assuming an increase of 100 basis points (1% per annum) in the nominal interest rates. The impact on estimated annual financial expenses represents 2.3% of total financial expenses on financing recognised in 2006 by the Cintra Group. This is deemed to be insignificant in relation to the Ferrovial Group's equity.

Set out below are details of the main derivative financial instruments contracted to hedge interest rates:

- Autopista del Sol records interest-rate swaps covering 36.13% of its total debt at a fixed rate of between 3.04% and 5.1%.
- Inversora del Sur records interest-rate swaps hedging all its Tranche A and Tranche BEI debts (456,600 thousand euro) at a rate of 3.83% and all its Tranche B debt (100,000 thousand euro) at a rate of 4.18%.
- Chicago Skyway has hedged its entire debt by means of interest-rate swaps. The Series A bonds (439 million US dollars) are hedged for a notional sum equal to 100% of their value at a rate of 4.82% for the first nine years of the bond's term and at 5.88% for the final three years. Series B bonds (961 million US dollars) are fully hedged by means of swap contracts establishing a schedule of certain flows receivable in exchange for variable-interest payments that increase over time, for an effective rate of 5.66% (including the bond margin). Finally, the Group has contracted hedges for all Series C debt (150 million US dollars) establishing a fixed rate of 4.68%.
- Indiana Toll Road has contracted interest rate swaps for its entire debt to 2026, establishing an average interest rate of 6.40%.
- Finally, it should be noted that hedges were contracted for the financing of the acquisition of BAA and that ADI contracted a number of interest-rate hedges totalling 10,204 million pounds sterling for different periods, covering the loans obtained for the acquisition and the future refinancing of the debt.

b. Foreign exchange hedges of future cash flows

Foreign exchange risk relating to contracts arises basically in the Construction business, where collections and/or payments are made in currencies other than the functional currency.

c. Foreign exchange hedges of the company's assets and liabilities

As indicated in Note 3 above, the Group seeks to obtain financing for non-current assets denominated in currencies other than the euro in the same currency as the one in which the assets are denominated.

However, when financing is contracted in a currency other than the one in which the asset is denominated, foreign exchange hedges are obtained to cover the assets. The most noteworthy operation relates to the hedging of the US dollar-Chilean UF (inflation-indexed development unit) exchange rate for the financing of the Maipo toll road denominated in US dollars. This hedge remained in force in December 2006.

d. Foreign exchange hedges of flows from investments in consolidated foreign entities

The Group obtains forward sale contracts to partially hedge the amount of the dividends it expects to receive in coming years from foreign entities, against fluctuations affecting the relevant currencies.

e. Hedges for risks arising from share-based or stock option-based compensation systems

As indicated in Notes 37 and 38, the Ferrovial Group hedges for possible losses resulting from the exercise of rights under share-based or stock option-based compensation systems by contracting cash-settled equity swaps at the grant date. The main features of the contracts are explained in detail in Notes 37 and 38.

f. Derivative at fair value recognised in the profit or loss

The obligations recognised by the company 407 ETR International Inc, in the Infrastructures segment, include an issue of 109,757 thousand euro in the form of a product named SIPS (Synthetic Inflation Protected Securities). This is a bond in respect of which the coupon is linked solely to the inflation rate in Canada. It is accounted for as a derivative financial instrument, as it is a hybrid of a nominal bond and a real return bond. Consequently, the carrying amount is adjusted to its market value. The difference between the opening and closing market value is taken to the income statement as a financial expense.

Set out below is an analysis of the hedges and their fair values at 31 December 2006, by nature of contracts in force and type of derivative financial instrument contracted:

Thousand euro		Fair value	Notional maturities					
Derivative type	Instrument type	31/12/06	Total 2006	2007	2008	2009	2010	2011
ASSET DERIVATIVES		**203,556**						
Cash-flow hedge derivatives		**101,238**	**12,786,387**	**7,098,223**	**-113,075**	**357,364**	**132,634**	**5,311,241**
	Currency forward sale	6,661	103,841	73,439	25,613	4,789	0	0
	Currency forward purchase	41	2,047	2,047	0	0	0	0
	Cross currency swap	7,387	1,750,000	0	0	0	0	1,750,000
	Collar	0	210,000	210,000	0	0	0	0
	Interest rate swap	82,490	10,717,530	6,812,736	-138,688	352,575	266,052	3,424,856
	Interest rate cap	1,690	0	0	0	0	-133,417	133,417
	Other	2,968	2,968	0	0	0	0	2,968
Foreign currency hedge derivatives		**5,425**	**352,336**	**0**	**0**	**0**	**0**	**352,336**
	Interest rate swap	4,439	296,780	0	0	0	0	296,780
	Cross currency swap	986	55,556	0	0	0	0	55,556
Compensation system hedge derivatives	Equity swap	96,016	143,170	856	0	33,579	25,591	83,144
Ineffective derivatives	Euro forward sale	877	18,225	18,225	0	0	0	0
LIABILITY DERIVATIVES		**474,997**						
Cash-flow hedge derivatives		**190,591**	**10,464,522**	**159,816**	**1,359,217**	**862**	**2,029**	**8,942,599**
	Currency forward sale	688	85,293	68,152	17,141	0	0	0
	Currency forward purchase	276	42,422	41,222	1,200	0	0	0
	Cross currency swap	21,420	694,444	0	0	0	0	694,444
	Collar	89	40,387	35,000	0	0	0	5,387
	Interest rate swap	117,784	8,079,944	-22,689	1,340,875	862	2,029	6,758,868
	Inflation-indexed interest rate swap	48,944	1,483,900	0	0	0	0	1,483,900
	Other	1,390	38,132	38,132	0	0	0	0
Foreign currency hedge derivatives	Cross currency swap	101,648	319,206	0	0	6,048	7,306	305,852
Derivatives at fair value through profit or loss	Synthetic Inflation Protection Securities (SIPS)	109,757	109,757	0	0	0	0	109,757
Ineffective derivatives		**73,001**	**1,601,295**	**38,019**	**4,841**	**0**	**0**	**1,558,435**
	Interest-rate swap	57,371	1,558,435	0	0	0	0	1,558,435
	Electricity forward	15,628	42,337	37,496	4,841	0	0	0
	Euro forward sale	2	523	523	0	0	0	0

Set out below is a breakdown of asset and liability derivatives showing current and non-current balances:

	31/12/06		
	Current	Non Current	Total
Asset derivatives	**12,607**	**190,949**	**203,556**
Liability derivatives	**2,150**	**472,847**	**474,997**

The majority of the derivatives contracted by the Ferrovial Group have a AA credit rating.

10. Business combinations and consolidation goodwill

10.1. Movements

Movements in this caption in 2006 are set out below by segment and cash-generating unit:

	01/01/06	Movements during the year			31/12/06
ITEMS	**Investment**	**Investment / Disposal**	**Impairment loss**	**Exchange rate**	**Investment**
Construction	**195,386**	**-1,989**		**-11,929**	**181,468**
Budimex	76,192			326	76,518
Grupo Webber	119,194	-1,989		-12,255	104,950
Infrastructures	**220,071**	**7,302,088**		**-10,695**	**7,511,463**
Cintra Aparcamientos	41,800				41,800
407 ETR Internacional	93,847			-9,411	84,436
Autopista Santiago Talca	14,426			-1,860	12,565
Autopista del Sol Conces. Española	20,050				20,050
Aeropuerto de Bristol	49,471	-49,471			0
Other	477			576	1,053
BAA		7,351,559			7,351,559
Real estate	**17,971**	**-17,971**			**0**
Grupo Don Piso	17,971	-17,971			0
Services	**1,550,890**	**43,261**		**-12,046**	**1,582,105**
Grupisa Infraestructuras	12,125				12,125
Grupo Eurolimp.	6,934				6,934
Grupo Novipav.	744				744
Amey	535,799	30,672		5,220	571,691
Cespa	428,051				428,051
Swissport	567,237	12,589		-17,266	562,560
Total	**1,984,318**	**7,325,389**		**-34,670**	**9,275,036**

The main variances are explained below:

Infrastructures

- Acquisition of the BAA Group, generating consolidation goodwill of 7,351,559 thousand euro (see breakdown in the Business combinations section of this note).
- Disposal of the goodwill relating to Bristol airport, in the amount of -49,471 thousand euro. This company was sold in 2006, as indicated in Note 1 to these financial statements.

Real estate

- Disposal of the consolidation goodwill of the Don Piso Group, amounting to -17,971 thousand euro. This is due to the sale of the Real Estate Division and the classification of this business as a discontinued operation (see Note 1).

Services

- Increase in consolidation goodwill relating to Amey by 30,672 thousand euro due to the acquisition of Owen Williams. A breakdown of this item is contained in the Business combinations section of this note.
- Review of Swissport's consolidation goodwill, generating an increase of 11,331 thousand euro. A breakdown of this item is contained in the Business combinations section of this note.

2005:

Thousand euro	01/01/05	Movements during the year			31/12/05
ITEMS	Investment	Investment / Disposal	Impairment loss	Exch. rate	Investment
Construction	**72,032**	**114,745**		**8,609**	**195,386**
Budimex.	72,032			4,160	76,192
Grupo Webber		114,745		4,449	119,194
Infrastructures	**202,088**			**17,983**	**220,071**
Cintra Aparcamientos	41,800				41,800
407 ETR Internacional	79,899			13,948	93,847
Autopista Santiago Talca	11,783			2,643	14,426
Autopista del Sol Conces. Española	20,050				20,050
Aeropuerto de Bristol	47,773			1,698	49,471
Other	783			-306	477
Real estate	**24,254**		**-6,283**		**17,971**
Grupo Don Piso	17,971				17,971
Lar 2000	6,283		-6,283		0
Services	**968,528**	**564,356**		**18,006**	**1,550,890**
Grupisa Infraestructuras	12,125				12,125
Grupo Eurolimp.	6,934				6,934
Grupo Novipav.	744				744
Amey	521,337			14,462	535,799
Cespa	427,388	663			428,051
Swissport		563,693		3,544	567,237
Total	**1,266,901**	**679,100**	**-6,283**	**44,599**	**1,984,318**

10.2. Impairment tests for consolidation goodwill

Group management has implemented an annual procedure to identify impairment of the cost recognised with respect to the recoverable amount of goodwill. This procedure is applied to each cash-generating unit to which goodwill has been allocated.

Impairment is calculated by comparing the company's carrying amount (equity plus net goodwill) with its fair value, which is the price at which it could be sold to an independent party, less possible transaction costs, provided the fair value may be reliably estimated, i.e. the company is quoted in an active organised market or a transaction between independent parties may serve as a reference.

The value of the goodwill allocated to Budimex, which is quoted in the Warsaw Stock Market, has been measured by verifying that the company's closing share price is higher than its carrying amount plus the goodwill allocated.

Where fair value cannot be reliably estimated (generally the case when the company is not quoted) or a potential impairment loss has been identified, the company's carrying amount is compared with its value in use obtained by discounting cash flows, distinguishing between two possibilities:

- Goodwill allocated to infrastructure projects whose financial structure is independent from the Group's overall structure and whose duration is limited:
  - In such cases, the company is measured by discounting future flows expected by the shareholder to the expiry of project, in accordance with the relevant economic and financial plan.
  - Future flows are discounted at an estimated cost of capital based on a risk-free rate referenced to 30-year bonds, a beta coefficient reflecting the company's leverage and asset risk, and an estimated market premium.
  - The following assumptions were used to discount the flows for the main goodwill balances of the toll road concession holders:

	407 ETR	Autopista del Sol
Ke (a)	6.91%	7.11%
Rf (b)	4.14%	4.11%
Beta u (c)	0.60	0.55

(a) Ke is the shareholder's discount rate
(b) Rf is the risk-free rate
(c) Beta u is deleveraged

The goodwill in Autopista 407 and in Autopista del Sol have been valued using this method.

- Rest of goodwill:
  - In this case, the Group employs project flow projections for a five-year period, calculating the residual value based on the flow for the last year projected, provided this represents a normalised flow, and applies a growth rate that never exceeds the estimated long-term growth rate for the market in which the company operates.
  - As the financial structure of the consolidated companies is linked to the Group's overall structure in most cases, cash flows are discounted using a discount rate based on the Group's weighted average cost of capital, as adjusted to account for the added risk of certain types of activities, where applicable.
  - Sensitivity analyses are also performed in any event, particularly in relation to the discount rate and residual growth rate employed, so as to ensure that potential changes in the estimated rates have no impact on the possible recovery of goodwill recognised.

The above-mentioned measurement methods have been applied to value the most significant goodwill balances relating to the Webber Group, Amey, Cespa and Swissport. The discount rates used to perform impairment tests on these investments are between 6% and 9%.

10.3. Business combinations

Set out below are details of the net assets acquired and goodwill recognised as a result of the main business combinations completed by the Ferrovial Group during the year, as well as the contributions by the acquired businesses to the Group's revenues and net results.

Goodwill generated by a business combination is attributable to the profitability of the acquired business and the synergies expected to arise following the acquisition. The purchase consideration for the acquisition was settled in cash in all cases and therefore the relevant amount matches the net cash outflow from the Group.

The business combinations are described in detail in Note 1 on the business and scope of consolidation.

All price allocation processes relating to the acquisitions made in 2006 are provisional and may be modified during a one-year period as from the takeover of the relevant companies.

10.3.1. Acquisition of the BAA Group

In April 2006, Ferrovial launched a takeover bid for the entire capital of BAA plc, through the company Airport Development and Investments (ADI), in which Ferrovial has a 61% interest, and accompanied by the other shareholders of ADI, Caisse de Depot et Placement du Québec (CDPQ) and GIC Special Investments Pte Ltd. Previously, BAA plc was listed on the London Stock Exchange. It owns seven airports in the United Kingdom, including London's three main airports (Heathrow, Gatwick and Stansted), and other assets related to the airport business.

Following the successful bid, the company was taken over on 28 June 2006, when the new Board of Directors was appointed.

Since then, Ferrovial has held 61% of the voting rights, through Ferrovial Infraestructuras, S.A., and is the controlling shareholder.

The acquisition price was 15,635 million euro, of which 15,205 million euro was paid in cash, 208 million euro was paid in the form of a dividend to shareholders prior to the takeover, and 222 million euro consisted of transaction costs.

BAA's contribution to the Group's results since the takeover date is shown in the table below.

Impact of BAA on Ferrovial (thousand euro):

Sales	1,979,700
EBITDA	845,800
Operating profit	533,000
Financial expense	-658,200
Profit/(loss) before income tax	-120,900
Income tax	-36,200
Profit/(loss) attributed to minority interest	-33,000
Profit/(loss) attributed to parent company	-51,700

"Financial expense" relates to the financial cost of all the debt, borne in the United Kingdom, including BAA's pre-existing debt and the debt incurred in the UK to finance the acquisition.

The impact includes the effect of additional depreciation charged due to the increase in the value of the assets, generated during the price allocation process, and the depreciation of investment property. The impact of these two items included in the -51,700 thousand euro figure amounts to -24,600 thousand euro.

Additionally, the increase in financial expense incurred by Ferrovial to finance the capital contributed to ADI entails a net effect on Ferrovial of -61,200 thousand euro.

If the acquisition had taken place on 1 January 2006, sales contributed would have totalled 3,724,000 thousand euro and a net profit for the year of 576,000 thousand euro would have been recognised. This impact does not include either the financial cost of the debt obtained to finance the acquisition or the impact of additional depreciation charged due to the increase in the value of the assets, generated during the price allocation process, and due to the change in the accounting treatment of investment property.

A breakdown of the adjustments made to the value of the assets and liabilities acquired, during the price allocation process, is set out in the following table. The table analyses the carrying amount of the assets prior to the adjustments and their final carrying amount following the adjustments.

It also provides details of the goodwill recognised following price allocation.

The resulting goodwill derives partly from the optimisation of the company's financial structure planned by the bidding group and currently being implemented, and partly from the forecast capacity to develop new investments. Neither factor may be included in the value of the existing assets and they therefore increase the value of the goodwill recognised for the company. However, since the results of the price allocation process are still provisional, the company is studying the extent to which a part of the goodwill may be allocated to an intangible asset, consisting of the right to operate the regulated airports managed by the company, a right that would in any event be indefinite in view of the applicable regulations.

Finally, it should be noted that when the acquisition was completed, Ferrovial and the other BAA shareholders considered the possibility of selling certain BAA assets that could be deemed non-strategic. As a result, BAA has decided to sell its shares in Budapest airport, as indicated in the note on non-current assets available for sale and discontinued activities (Note 11).

Thousand euro	Carrying amount	Adjustments	Fair value
Infrastructure project assets	21,307,316	856,210	22,163,526
Non-current financial assets	13,355		13,355
Asset derivatives	23,742		23,742
Available-for-sale assets	158,777		158,777
Inventories	48,969		48,969
Trade and other receivables	507,494		507,494
Cash and cash equivalents	1,019,439		1,019,439
Trade and other payables	-1,285,057	-1,484	-1,286,541
Liability derivatives	-62,324		-62,324
Provisions	-477,816		-477,816
Bank borrowings	-9,499,926	-1,285,057	-10,784,983
Deferred tax liabilities	-2,954,593	-90,369	-3,044,962
Total net assets	8,799,377	-520,700	8,278,676
Minority interest			-15,433
Total fair value of net assets acquired			**8,263,244**
Purchase consideration			**15,614,802**
Cash paid and direct costs attributable			15,614,802
Goodwill			**7,351,559**

10.3.2. Acquisition of the Indiana Toll Road

The effect of this transaction is presented in this note in view of the significance of the acquisition, despite the fact that it may not be classed as a "business combination" under IFRS 3 as the transaction consisted of the acquisition of a joint venture.

The acquired business contributed revenues of 29,786 thousand euro and a net loss of 37,780 thousand euro for the period 29 July 2006 to 31 December 2006. If the acquisition had occurred on 1 January 2006, revenues contributed would have amounted to 51,848 thousand euro and the net loss for the year would have totalled 78,526 thousand euro.

The following table contains an analysis of the net assets acquired, goodwill recognised and related fair value adjustments:

Thousand euro	Carrying amount	Adjustments	Fair value
Infrastructure project assets	220,699	2,865,644	3,086,343
Total net assets			3,086,343
Minority interest (50%)			1,543,171
Total fair value of net assets acquired			**1,543,171**
Purchase consideration			**1,543,171**
Cash paid and direct costs attributable			1,543,171
Goodwill			**0**

The net cash outflow resulting from the acquisition is analysed below:

	Thousand euro
Cash consideration	1,543,171
Cash and cash equivalents acquired	
Net cash outflow	1,543,171

10.3.3. Acquisition of an additional share in Autopista Talca Chillán

The acquired business, including the additional share, contributed revenues of 22,296 thousand euro and a net loss of 2,945 thousand euro for the period 1 May 2006 to 31 December 2006. If the acquisition had occurred on 1 January 2006, revenues contributed would have amounted to 36,133 thousand euro and the net loss for the year would have totalled 2,394 thousand euro.

Control over the company has been assured by acquiring this additional 24.2% interest. The acquisition generated negative goodwill, resulting in a profit of 2,491 thousand euro after taxes.

10.3.4. Acquisition of Autopista Chillán Collipulli (Autopista del Bosque)

The acquired business contributed revenues of 4,256 thousand euro and a net result of 236 thousand euro for the period 1 November 2006 to 31 December 2006. If the acquisition had occurred on 1 January 2006, revenues contributed would have amounted to 26,181 thousand euro and a net loss of 4,561 thousand euro would have been posted.

The following table contains an analysis of the net assets acquired, goodwill recognised and related fair value adjustments:

Thousand euro	Carrying amount	Adjustments	Fair value
Concession assets	207,118	12,193	219,311
Other assets	11,315		11,315
Liabilities	-220,730	-1,772	-222,502
Total net assets			**8,124**
Minority interest (0%)			0
Total fair value of net assets acquired			8,124
Purchase consideration			**8,124**
Cash paid and direct costs attributable			8,124
Goodwill			**0**

The net cash outflow resulting from the acquisition is analysed below:

	Thousand euro
Cash consideration	8,124
Cash and cash equivalents acquired	
Net cash outflow	**8,124**

The values of these assets are subject to review, as the acquisition took place in November 2006.

10.3.5. Acquisition of Owen Williams

The acquired business contributed revenues of 57,101 thousand euro and a net profit of 1,739 thousand euro for the period 7 February 2006 to 31 December 2006. Had the acquisition occurred on 1 January 2006, revenues contributed would have amounted to 63,739 thousand euro and the net profit for the year would have totalled 1,942 thousand euro.

The following table contains an analysis of the net assets acquired, goodwill recognised and related fair value adjustments:

Thousand euro	Carrying amount	Adjustments	Fair value
Intangible assets	128	3,006	3,134
Property, plant and equipment	1,287	-460	827
Inventories	22		22
Other assets	21,042		21,042
Tax, legal and employment liabilities		-798	-798
Other liabilities	-8,325	-1,686	-10,010
Total net assets	**14,153**	**62**	**14,216**
Minority interest (0%)	0		0
Total fair value of net assets acquired	**14,153**	**62**	**14,216**
Purchase consideration	**44,888**		**44,888**
Cash paid and direct costs attributable	44,888		44,888
Goodwill			**30,672**

10.3.6. Review of the acquisition of Swissport

As stipulated in IFRS 3, paragraph 62, the Company has 12 months as from the acquisition of an entity to review the initial accounting treatment of a business combination.

During 2006, Ferrovial reviewed the initial treatment afforded in 2005 to the acquisition of the Swissport Group, giving rise to an increase in goodwill of 11,331 thousand euro.

	Thousand euro
Goodwill	11,331
Deferred tax asset, tax credits	14,831
Deferred tax asset, provisions	3,288
Provisions for liabilities and charges	-29,450
	0

As shown in the above table, the increase in goodwill is the consequence of the following effects:

1. Capitalisation of tax credits totalling 14,831 thousand euro. This relates to tax losses that were not capitalised when the business combination was initially recognised. On the basis

of the new forecasts, these tax losses recognised at the acquisition date may be utilised in coming years.

2. Provisions. These provisions relate mainly to:

- Three warehouses used in the cargo business in the UK, Singapore and USA have been classified as onerous contracts. In accordance with IAS 37, a provision has been recorded for the inevitable costs of those contracts, in the amount of 21,373 thousand euro.
- A contingent liability of 2,368 thousand euro has been recognised in relation to a potential lawsuit with employees due to the inclusion in the salaries relating to holiday periods of night-shift employees only the base salary and not the average amount of the night-shift supplements paid.

10.3.7. Other Services Division acquisitions

Other acquisitions in the Services Division relate to the purchase of a 55% interest in the company Empresa Mixta de Gestión Medioambiental de Toledo (GESMAT), the increase in the shareholding in Swissport Corea Ltd from 40% to 51% and the acquisition of the entire capital of the company Shin Maywa Groundservices Japan Ltd.

In view of their insignificant nature, a breakdown of the relevant price allocation processes is not included.

11. Non-current assets and liabilities held for sale

Non-current assets and liabilities held for sale relate to the Infrastructures Division, specifically to the following companies and/or businesses:

	31/12/06	
Thousand euro	Assets	Liabilities
Sidney airport	97,852	--
Budapest airport	2,166,494	185,487
Total	**2,264,346**	**185,487**

Having regard to Sidney airport, on 29 March 2006 Ferrovial Infraestructuras reached an agreement with Macquarie Airports whereby conditional purchase and sale options were granted on Ferrovial Aeropuertos' holding in Sidney airport, with an exercise period from 1 February 2007 to 31 March 2007. The options are conditional on the exercise of the pre-emptive purchase rights held by that company's current shareholders, authorisation from the relevant competition authorities and potential adverse events that may substantially affect the company's business, assets or financial position.

As regards the BAA Group's 75% holding in Budapest airport, a sale agreement was reached in October 2006 with the Hochtief consortium and is due for completion early in 2007.

12. Inventories

Set out below is a breakdown of Inventories at 31 December 2006 and 2005:

Thousand euro

ITEMS	Balance at 31/12/06	Balance at 31/12/05	Change
Land lots and unbuilt land	100,478	706,613	(606,135)
Raw materials and other supplies	128,066	122,039	6,027
Real estate in progress	87,748	607,419	(519,671)
Completed real estate and buildings acquired	15,230	249,306	(234,076)
Initial expenses and site facilities	44,132	43,187	945
Prepayments	7,780	126,609	(118,829)
Provisions	(61)	(11,871)	11,810
Total	**383,373**	**1,843,302**	**(1,459,929)**

The following table shows Inventories by segment:

Thousand euro

ITEMS	Balance at 31/12/06	Balance at 31/12/05	Change
Construction	187,823	184,118	3,705
Infrastructures	62,605	11,248	51,357
BAA	44,517	0	44,517
Rest of Infrastructures	18,088	11,248	6,840
Real estate	110,540	1,634,754	(1,524,214)
Land	97,669	1,120,683	(1,023,014)
Construction	12,871	514,071	(501,200)
Services	22,066	20,885	1,181
Other	339	(7,703)	8,042
Total	**383,373**	**1,843,302**	**(1,459,929)**

At 31 December 2006 the volume of inventories fell significantly on the previous year due almost entirely to the Real estate business, following the sale of this division in December 2006, with the exception of the Polish business (see Note 1.2 on Changes in the scope of consolidation).

Furthermore, the addition of the BAA Group caused an increase of 44,517 thousand euro in the Infrastructures segment. Of this inventory balance, 34,130 thousand euro relates to goods held for resale and the remaining 10,378 thousand euro relates to consumables.

In the Construction Division, the main inventory items at December 2006 relate to: construction materials (92,006 thousand euro), prepaid construction costs (25,775 thousand euro), construction in progress (18,916 thousand euro), installations and fittings (15,070 thousand euro), finished dwellings (7,373 thousand euro) and prepaid land (7,243 thousand euro).

As regards the Polish real estate business retained by the Group, land purchased during 2006 totalled 54,077 thousand euro as compared with 43,628 thousand euro in 2005.

At 31 December 2006 the cost of inventories increased by 199 thousand euro in respect of financial expense accrued on the debt obtained to finance real estate activities.

The amount of inventories or cost of sales recognised as an expense in the consolidated income statements for 2006 and 2005 totalled 1,581,796 thousand euro and 1,146,593 thousand euro, respectively.

Due to the fact that the operating cycle in the real estate activity is longer than 12 months, the inventories for this segment include the items that will be completed and handed over more than one year after the balance sheet date. The amount of the non-current portion expected to be handed over more than 12 months after the balance sheet date for the business that still forms part of the Ferrovial Group is as follows:

Thousand euro	Balance at 31/12/06 with a realisation date within				
Land lots and unbuilt land	1,151	46,014	44,179	6,326	97,669
Real estate in progress	5,487	6,114	1,191	79	12,871
Completed real estate					
Total	**6,637**	**52,128**	**45,370**	**6,405**	**110,540**
Provisions					
Total real estate inventories					**110,540**

At 31 December 2006 no provisions are recorded for inventories in the real estate business.

13. Trade receivables

A breakdown of Trade receivables at 31 December 2006 and 2005 is as follows:

Thousand euro

ITEMS	Balance at 31/12/06	Balance at 31/12/05	Change
Trade receivables	2,973,125	2,247,647	725,478
Notes receivable	230,760	257,405	(26,645)
Guarantee withholdings	139,513	120,066	19,447
Completed work pending certification	480,539	363,098	117,441
Total	**3,823,937**	**2,988,216**	**835,721**
Bad debt provisions (see Note 15)	(127,892)	(127,714)	(178)
Total	**3,696,045**	**2,860,502**	**835,543**

A breakdown of Trade receivables by business segment at 31 December 2006 and 2005 is as follows:

Thousand euro

ITEMS	Balance at 31/12/06	Balance at 31/12/05	Change
Construction	1,552,454	1,289,984	262,470
Infrastructures	567,931	119,147	448,784
BAA	407,033	0	407,033
Rest of Infrastructures	160,898	119,147	41,751
Real estate	57	78,556	(78,499)
Services	1,543,391	1,344,012	199,379
Other	32,212	28,803	3,409
Total	**3,696,045**	**2,860,502**	**835,543**

The majority of the increase in Trade receivables relates to the Infrastructures segment, specifically the addition of the BAA Group (see Note 1.2 on Scope of consolidation).

A significant decrease may also be observed due to the sale of the Real Estate Division, excluding the Polish business (see Note 1.2 on Scope of consolidation) in December 2006 (decrease of 78,499 thousand euro).

In the Services segment, the main increases relate to the Amey Group and the Cespa Group, amounting to 127,616 thousand euro and 43,017 thousand euro, respectively. In the case of the Cespa Group, a part of the increase is due to the addition of Gesmat

(Empresa Mixta de Gestión Medioambiental de Toledo) in the amount of 3,946 thousand euro.

In the Construction segment, the 63,378 thousand euro increase relating to the Budimex Group is worthy of note.

Other information

At 31 December 2006, the item Trade receivables for sales and services included a deduction of 135,197 thousand euro (221,600 thousand euro at 31 December 2005), of which 57,568 thousand euro relating to especific construction contracts (131,000 thousand euro in 2005) and the remainder to trade bills discounted prior to maturity. These assets have been eliminated from the balance sheet since it is considered that they comply with the conditions established in paragraph 20 of IAS 39 regarding the derecognition of financial assets.

Consolidated Group management considers that the carrying amount of trade receivables approximates their fair value.

Finally, set out below is a breakdown of ordinary revenues from construction contracts, recognised as such during the year, and of contracts in progress at the year end:

Thousand euro	31/12/06
Ordinary revenues recognised during the year	**5,148,474**
Cumulative costs incurred	(4,868,667)
Cumulative gains recognised	279,807
Advances received	173,529
Withholdings	158,611
Completed work pending certification	366,142
Advance certification	522,679

14. Other receivables

The following table contains a breakdown of the balance of Other Receivables, including a separate item for Receivable from public authorities:

Thousand euro

ITEMS	Balance at 31/12/06	Balance at 31/12/05	Change
Other receivables	1,457,654	311,151	1,146,503
Receivable from public authorities	202,498	224,764	(22,266)
Total	**1,660,152**	**535,915**	**1,124,237**
Bad debt provisions (see Note 15)	(21,091)	(25,561)	4,470
Total	**1,639,061**	**510,354**	**1,128,707**

The increase in Other receivables is due mainly to the recognition of 1,150,000 thousand euro in December 2006 relating to the receivable from Promociones Habitat due to the sale by Ferrovial of the Real Estate Division, as explained in Note 33 on Discontinued operations. That amount was collected in February 2007, as stated in Note 43 on Events after the balance sheet date.

Additionally, the item "Other receivables" includes balances receivable arising outside the ordinary course of business carried on by each segment, and prepayments to suppliers amounting to 15,956 thousand euro in 2006 and 65,762 thousand euro in 2005.

The item "Receivable from public authorities" relates to balances receivable from public authorities for various items. The main balances are set out below:

Thousand euro

ITEMS	Balance at 31/12/06	Balance at 31/12/05
VAT and Canary Island General Tax refundable	179,117	200,288
Capital grants receivable	21,037	19,756
Other amounts receivable from public authorities	2,344	4,720
Total	**202,498**	**224,764**

Group management considers that the carrying amount of trade receivables approximates their fair value.

15. Trade provisions

A breakdown of trade provisions recognised on the asset and the liability sides of the balance sheet is set out below:

	Balance at 31/12/06	Balance at 31/12/05	Change
Provision for doubtful trade receivables	127,892	127,714	178
Other provisions for trade receivables	21,091	25,561	(4,470)
Asset provisions	**148,983**	**153,275**	**(4,292)**
Provisions for project completion	273,319	266,062	7,257
Other provisions	151,471	66,248	85,223
Liability provisions	**424,790**	**332,310**	**92,480**
Total	**573,773**	**485,585**	**88,188**

The following table shows trade provisions by segment on the asset and the liability sides of the balance sheet:

Thousand euro	Balance at 31/12/06	Balance at 31/12/05	Change
Construction	405,396	383,895	21,501
Infrastructures	134,824	52,364	82,460
BAA	78,647	0	78,647
Other	56,177	52,364	3,813
Real estate	21	3,797	(3,776)
Services	32,832	40,305	(7,473)
Other	700	5,224	(4,524)
Total	**573,773**	**485,585**	**88,188**

The main trade provisions in 2006 and 2005 for the Construction Division relate to:

- "Provisions for project completion expenses" totalling 241,515 thousand euro and 228,772 thousand euro, respectively
- "Provisions for doubtful trade receivables" totalling 47,820 thousand euro and 42,969 thousand euro, respectively

Allocations are made to these provisions as indicated in Note 2.4.16.

An analysis of movements in provisions from December 2005 to December 2006 reveals the following causes:

- Companies included in the scope of consolidation: 78,647 thousand euro arising from the addition of BAA, specifically the obligations accepted in relation to a structural reorganisation project referred to as "delivering excellence", which commenced prior to the acquisition, and future obligations related to the purchase of the land on which the new Heathrow airport terminal 5 is being built.
- Net allocations during the year: the main allocation relates to the construction business (21,501 thousand euro), consisting of an increase in provisions for project completion expenses due to the growth in the volume of work executed during the year.
- Companies excluded from the scope of consolidation: the Real Estate Division, representing a reduction of 3,766 thousand euro.

16. Capital and reserves attributable to the company's equity holders

16.1. Share capital, share premium and parent company reserves

Share capital and share premium

At 31 December 2006, Grupo Ferrovial, S.A.'s share capital consists of 140,264,743 fully subscribed and paid registered shares with a par value of one euro each, all carrying equal rights.

The share premium amounts to 193,192 thousand euro and is an unrestricted reserve.

At 31 December 2006, the shareholder Portman Baela, S.L. holds more than 10% of the share capital of Grupo Ferrovial, S.A. (58.315%).

The parent company's shares are listed on the Spanish continuous market and all the shares carry the same voting and dividend rights.

Treasury shares

The average purchase price of parent company shares in 2006 was 73.57 euro per share (54.85 euro per share in 2005).

During 2006 Grupo Ferrovial, S.A. purchased 64,000 treasury shares (40,654 in 2005) and sold 147,531 treasury shares (40,654 in 2005), generating an increase in reserves of 206 thousand euro (decrease of 46 thousand euro in 2005).

Additionally, Betonial, S.A. purchased 253,031 shares and sold 243,325 shares in Grupo Ferrovial, S.A. during 2006, generating an increase of 8,362 thousand euro in reserves.

Additionally, Ferrovial Inversiones, S.A. purchased and sold 60,000 shares in Grupo Ferrovial, S.A. (48,480 in 2005), generating a loss of 26 thousand euro (gain of 9 thousand euro in 2005).

At 31 December 2006 the treasury shares held by the consolidated companies were intended mainly to be used to reduce share capital.

In accordance with the revised Spanish Companies Act, a restricted reserve has been created in an amount equal to the carrying amount of the parent company's shares held by the parent company and its subsidiaries.

Parent company reserves

Legal reserve

Under the revised Spanish Companies Act, 10% of profits for the year must be transferred to the legal reserve until the balance in this reserve reaches at least 20% of share capital.

The legal reserve may be used to increase capital in the amount that exceeds 10% of the increase share capital figure.

Otherwise, until the legal reserve exceeds 20% of share capital, it may only be used to offset losses, and provided no other sufficient reserves are available for this purpose.

The parent company has fully funded its legal reserve.

Reserve for treasury shares

At 31 December 2006, Grupo Ferrovial holds no treasury shares and has reversed the reserve recognised in accordance with company law (at 31 December 2005, Grupo Ferrovial held 83,531 treasury shares representing 0.06% of share capital).

Reserve for parent company shares

This is an unrestricted reserve equivalent to the carrying amount of treasury shares and parent company shares, which must be maintained until the shares are sold or redeemed.

At 31 December 2006, Betonial holds 133,183 parent company shares (123,477 in 2005), representing 0.095% of share capital (0.09% in 2005). As was the case the previous year, the necessary reserves required by company law in such cases have been recognised.

Revaluation reserve (Royal Decree-Law 7/1996)

As permitted by the legislation in force as at 31 December 1996, certain Group companies restated their property, plant and equipment.

The balance in the revaluation reserve, which amounts to 1,948 thousand euro at the parent company, was approved by the tax authorities in 1998 and may now be used, free of tax, to:

- Offset prior-year losses.
- Increase share capital.
- Increase unrestricted reserves as from 31 December 2006, although the balance may not be distributed until the monetary gain has been realized. The monetary gain will be deemed to have been realised when the restated assets are fully depreciated, sold or written off.

Resolutions regarding dividend pay-out

On 23 February, the parent company's Board of Directors resolved to pay out a dividend per share of 0.66 euro, charged to 2006 profits.

16.2. Consolidated statement of income and expense recognised in equity

The consolidated statement of income and expense recognised in equity includes all income and expenses recognised by the Group companies in 2006 and taken directly to reserves in accordance with accounting regulations.

This statement reflects the impact of each item recognised, distinguishing its tax effect.

The items are aggregated to the amount directly recognised in the income statement in order to arrive at the total figure for income and expense recognised during the year.

The main items included in the consolidated statement of income and expense recognised in 2006 are as follows:

The movement in "Gains/(losses) on currency translation" reflects foreign exchange fluctuations and recognised income of 161,609 thousand euro.

The movement in "Gains/(losses) on hedging instruments" relates to the net amount of changes in the value of derivative financial instruments designated as hedging instruments, which are taken directly to reserves, resulting in recognised income of 85,321 thousand euro.

The movement in "Gains/(losses) on defined benefit plans" reflects all the actuarial gains and losses generated during the year by the change in the actuarial assumptions applied to the defined benefit plans, which are taken to reserves as indicated in point 2.4 of the accounting policies. This resulted in recognised expense of 73,929 thousand euro.

16.3. Movement in equity attributable to the company's equity holders

Movements in this caption are set out below:

2006:

Equity attributable to the company's equity holders at 01/01/06	**2,076,054**
Income and expense taken to equity:	
- Currency translation differences	125,275
- Hedging instruments	41,236
- Defined benefit plans	-24,967
- Other movements	-5,949
Dividends	-85,511
Interim dividend	-47,690
2006 profit	1,425,741
Equity attributable to the company's equity holders at 31/12/06	**3,504,189**

Income and expense taken to reserves resulted in an increase in Equity attributable to the company's equity holders of 135,595 thousand euro. The amount reflected in this table includes the impact of each item net of taxes and minority interest.

Dividends paid during the year caused a reduction in Equity attributable to the company's equity holders of 85,511 thousand euro.

The interim dividend paid during the year caused a reduction in Equity attributable to the company's equity holders of 47,690 thousand euro.

Profits for 2006 increased Equity attributed to the company's equity holders by 1,425,741 thousand euro.

A breakdown for 2005 is set out below for informative purposes:

Equity attributable to the company's equity holders at 01/01/05	**1,838,204**
Income and expense taken to equity:	
- Currency translation differences	1,439
- Hedging instruments	-7,762
- Defined benefit plans	-56,748
- Other movements	6,833
Dividends	-79,904
Movement in treasury shares	-251
Movement in reserve for treasury shares	-956
Interim dividend paid	-40,653
2005 profit	415,852
Equity attributable to the company's equity holders at 31/12/05	**2,076,054**

16.4. Reserves in consolidated companies and currency translation differences

Set out below is a breakdown by business segment of Reserves in consolidated companies at 31 December 2006 and 2005 (thousand euro):

Thousand euro	Balance 31/12/06	Balance 31/12/05	Change
Corporate	-674,989	-545,733	-129,256
Construction	697,425	544,078	153,347
Infrastructures	320,356	358,765	-38,409
Real estate	395,471	316,339	79,132
Services	150,903	48,929	101,974
Other	45,725	12,950	32,775
Total	**934,891**	**735,328**	**199,563**

Set out below is the breakdown by business segment of Currency translation differences at 31 December 2006 and 2005 (thousand euro):

Thousand euro	Balance 31/12/06	Balance 31/12/05	Change
Corporate			
Construction	1,978	16,277	-14,299
Infrastructures	114,930	-29,489	144,419
Real estate	1,049	1,163	-114
Services	6,998	11,729	-4,731
Other			
Total	**124,955**	**-320**	**125,275**

Infrastructure project financing contracts generally restrict the distribution of reserves in the form of dividends until certain ratios are fulfilled.

17. Minority interest

This caption in the consolidated balance sheet includes the proportional share pertaining to non-Group shareholders in the equity of the companies which are fully consolidated by the Group.

Movements in this heading in 2006 and 2005 are summarised below:

Thousand euro	2006	2005
Opening balance	**892,417**	**680,196**
Inclusion in scope and changes in equity interests	2,172,490	44,332
Dividends	-66,258	-33,946
Result	-45,824	-28,537
Currency translation differences	36,334	-24,548
Increase in share capital	196,491	254,650
Hedging instruments	6,305	
Defined benefit plans	-34,026	
Closing balance	**3,157,929**	**892,147**

2006

As regards the item "Inclusion in scope", the increase in minority interest caused by the inclusion of the BAA Group companies is worthy of note (2,009,258 thousand euro).

The heading "Increase in share capital" includes an increase in minority interest due to the share capital increases carried out by the companies Autopista R-4 Madrid Sur, C.E.S.A. (4,236 thousand euro) and Autopista Madrid Levante C.E.S.A. (154,901 thousand euro).

Set out below is the breakdown by business segment of Minority interest at 31 December 2006 and 2005 (thousand euro):

Thousand euro	Balance 31/12/06	Balance 31/12/05	Change
Construction	60,310	57,191	3,119
Infrastructures	3,080,996	819,444	2,261,552
Real estate	0	2,886	-2,886
Services	16,425	12,088	4,337
Other	198	538	-340
TOTAL	**3,157,929**	**892,147**	**2,265,782**

Non-Group companies with significant holdings in subsidiaries

Companies having ownership interests of 10% or more in the share capital of Group companies at 31 December 2006 are listed below:

COMPANIES	% interest	Shareholder
Infrastructures		
FGP Topco , Ltd /ADI/BAA	28.9%/10%	Airport Infrastructure Fund LP/Baker Street Investment Pte Ltd.
407 International Inc.	16.77% / 30%	SNC Lavalin/Macquarie Infraestructure Group
Cintra, Concesiones de Infraestructuras de Transporte, S.A.	37.97%	Listed on Madrid Stock Exchange
Autopista del Sol, C.E.S.A.	20%	Unicaja
Autopista Terrasa Manressa, S.A.	22.33%	Abertis
Autopista Trados-45, S.A.	50%	Abertis
Autopista Temuco Rio Bueno.	25%	Fondo Las Américas
Inversora de Autopistas del Sur, S.L.	10% / 10% / 10% / 25%	E.N.A./Unicaja/Caja Castilla La Mancha/Europistas
Skyway Concesión Company Holding.	45%	MIG
Cintra Zachry Gp Llc.	15%	Zachry Investments Inc
Cintra Zachry Lp.	14.85%	Zachry Developments Llc
Services		
Empresa Mantenimiento Explotación. M30	33%/17%	Dragados/API Conservación
Amey Roads (North Lanarkshire) Limited	33%	North Lanarkshire Council
Tube Lines (Holdings) Limited	33%	Bechtel
Construction		
Boremer	50%	Sufi, S.A.

18. Deferred income

Movements in this caption in 2006 are set out below:

2006

Thousand euro

ITEMS	Balance 01/01/06	Changes in consolidation scope	Additions	Disposals	Reclassification	Effect of exchange rate	Balance 31/12/06
Grants	178,721			-5,786			172,935
Other deferred income	76,851	21,964	48,272	-12,713	-934	-2,323	131,117
Total	**255,572**	**21,964**	**48,272**	**-18,499**	**-934**	**-2,323**	**304,052**

The main movement in Grants relates to the Cespa Group, which applied grants totalling 2,649 thousand euro.

Other deferred income includes the value of a number of assets assigned for no consideration to the Amey Group concession holders T.Lines and C.Vehicles (19,077 thousand euro and 16,629 thousand euro, respectively). This deferred income will be taken to the income statement as the relevant assets are depreciated.

Also included in this caption is the sum of 3,898 thousand euro relating to income from the sale and subsequent lease-back of warehouses at Heathrow by the Swissport Group, which will be progressively released to the income statement as a reduction in lease costs.

The increase of 21,964 thousand euro in scope changes is due to the acquisition by the Cespa Group of 55% of the company Empresa Mixta de Gestión Medioambiental de Toledo (Gesmat), including the donation of a number of assets that will be released to the income statement as the assets are depreciated.

The item "Other deferred income" also includes the increases relating to the companies Autopista R4 Madrid-Sur and Autopista Madrid Levante in the amount of 23,646 thousand euro and 3,262 thousand euro, respectively.

Set out below are movements in 2005 for comparative purposes:

2005

Thousand euro

ITEMS	Balance 01/01/05	Additions	Disposals	Effect of exchange rate	Balance 31/12/05
Grants	145,250	41,337	-7,866		178,721
Other deferred income	57,112	32,353	-17,322	4,708	76,851
Total	**202,361**	**73,691**	**-25,188**	**4,708**	**255,572**

19. Provisions for liabilities and charges

A breakdown of this caption is set out below:

Thousand euro	31/12/06	31/12/05
Provision for pensions	611,084	321,172
Other provisions	352,028	197,186
Total provision for liabilities and charges	**963,112**	**518,358**

19.1. Provision for pensions

As regards the provision for pensions, the balances relate to the Amey Group (240,760 thousand euro), the BAA Group (347,233 thousand euro), the Swissport Group (22,574 thousand euro) and other companies (517 thousand euro).

The most relevant aspects of Ferrovial's pension plans are described below.

Defined benefit plans

The most relevant balances in provisions for pension plans relate to the Amey Group (240,760 thousand euro; 287,728 thousand euro in 2005) and the BAA Group (345,749 thousand euro).

Additionally, the Cespa Group recognised a number of retirement awards and length-of-services bonuses, arranged by means of a single, fixed annual premium.

As a result of the amendment to IAS 19, in 2006 the Group availed itself of the alternative contained in the new wording of IAS 19 whereby the entire actuarial gain or loss may be recognised directly in equity in the period in which it arises. This change gave rise to the recognition of cumulative actuarial gains and losses not recognised at 31 December 2005 totalling 56,748 thousand euro (52,743 thousand euro for the Amey Group).

The amounts recognised in equity in respect of actuarial gains and losses for 2006 were 28,307 thousand euro in the case of the Amey Group and -48,852 thousand euro in the case of the BAA Group.

Set out below is a breakdown of the features and evolution of these pension plans in 2006:

Thousand euro

DEFINED BENEFIT PLANS	31/12/2006 Amey Ltd Group	BAA
Main assumptions		
Salary increases	4.70%	4.60%
Discount rate	5.20%	5.20%
Forecast inflation rate	3.20%	3.20%
Expected yields from assets	5.00% - 8.30%	5.00% - 8.00%
Movements in the pension obligation		
Opening pension obligation	824,144	3,163,399
Currency translation differences	17,855	8,535
Liabilities acquired	48,761	0
Cost of services for the year	37,719	96,453
Interest cost	40,003	83,098
Actuarial gains/losses	(25,733)	189,099
Benefits paid and other	(30,053)	(48,969)
Closing pension obligation	**912,695**	**3,491,616**
Recognised liability		
Closing pension obligation	(912,695)	(3,491,616)
Fair value of plan assets at year end	652,546	3,145,867
Subtotal	(260,149)	(345,749)
Obligation outside the Ferrovial Group's consolidation scope	19,389	0
Total	**(240,760)**	**(345,749)**
Movements in plan assets		
Opening fair value	517,098	2,967,042
Currency translation differences	11,203	0
Yield from plan assets and acquired assets	89,401	96,453
Actuarial gains/losses	23,388	66,049
Employer's contributions	38,445	63,808
Benefits paid and other	(26,988)	(47,485)
Closing fair value	**652,546**	**3,145,867**
Plan assets (fair value)		
Equity instruments	476,781	2,242,172
Financial assets	85,382	847,307
Borrowings	66,664	0
Buildings	20,039	0
Cash	3,680	56,388
Total plan assets	**652,546**	**3,145,867**
Impact on income statement		
Cost of services for the year	34,159	69,026
Interest cost	35,773	82,244
Expected yield from plan assets	(36,768)	(95,462)
Cost of past services	0	17,624
Other	(978)	0
Total recognised in the income statement	**32,187**	**73,432**

As regards mortality assumptions, the BAA Group calculates its obligations using the actuarial mortality tables, which entails a life expectancy of 24.8 years for a 60-year-old pensioner and a life expectancy of 25.9 years for a 40-year-old pensioner as from the age of 60. In the case of the Amey Group, life expectancy is estimated at between 82 and 87 years of age for pension plan purposes.

Set out below is an analysis of the Amey Group's pension plan characteristics and evolution in 2005, for comparative purposes:

Thousand euro	31-12-2005 Amey Ltd Group
Main assumptions	
Salary increases	4.10%
Discount rate	5.40% - 4.85%
Forecast inflation rate	2.60%
Expected yields from assets	7.87% - 7.31%
Movements in the pension obligation	
Opening pension obligation	636,061
Liabilities acquired	109,904
Cost of services for the year	33,355
Interest cost	34,286
Actuarial gains/losses	117,131
Benefits paid and other	(106,594)
Closing pension obligation	**824,144**
Recognised liability	
Closing pension obligation	(824,144)
Fair value of plan assets at year end	517,098
Subtotal	(307,046)
Obligation outside the Ferrovial Group's consolidation scope	19,317
Cost of unrecognised past services	--
Total	**(287,728)**
Movements in plan assets	
Opening fair value	433,958
Yield from plan assets and acquired assets	60,402
Actuarial gains/losses	53,136
Employer's contributions	34,118
Benefits paid and other	(64,516)
Closing fair value	**517,098**
Plan assets (fair value)	
Equity instruments	409,198
Financial assets	22,039
Borrowings	12,745
Buildings	69,660
Cash	3,456
Total plan assets	**517,098**
Impact on income statement	
Cost of services for the year	31,130
Interest cost	31,044
Expected yield from plan assets	(27,763)
Cost of past services	0
Other	(5,238)
Total recognised in the income statement	**29,173**

Defined contribution plans

Set out below are details of the Ferrovial Group's main defined contribution pension plans:

	31/12/2006		
	Swissport Group	407.ETR	BAA Group
Number of plans	7	1	3
Number of employees covered	768	499	779
Impact on the income statement	355	343	1.484

19.2. Other provisions

Movements during 2006 in Other provisions are as follows:

Thousand euro

ITEMS	Balance 01/01/06	Changes in consolidation scope	Additions	Disposals	Transfers	Effect of exchange rate	Balance 31/12/06
Provisions for taxes	3,936	0	582	-1,504	6,751	0	9,765
Provisions for liabilities	193,250	142,045	50,098	-35,037	-7,189	-904	342,263
Total	**197,186**	**142,045**	**50,680**	**-36,541**	**-438**	**-904**	**352,028**

The main increases in Other provisions for liabilities and charges were caused by the changes in the Ferrovial Group's scope of consolidation (see Note 1.2 on Scope of consolidation). The impact is described below:

In the item "Provisions for liabilities", due to the inclusion of the BAA Group (140,970 thousand euro) and of Gesmat (Empresa Mixta de Gestión Medioambiental de Toledo), acquired by the Cespa Group (1,075 thousand euro).

In the Services Division, the Swissport Group's provision for liabilities also increased (25,026 thousand euro) due to the review of the price allocation process in accordance with IFRS 3, during the year following the acquisition of this shareholding.

20. Net cash position

The following table provides a breakdown by business segment of the asset accounts (Cash and cash equivalents) and liability accounts (Bonds and borrowings), reflecting the Group's net cash position, in order to provide an overall analysis of the Group's indebtedness.

In the table, the cash position of infrastructure projects (toll roads, airports and Amey subsidiaries) is shown separately from that of the other Group companies.

The cash position of each business division includes its loans or borrowings granted to or obtained from other Group companies, which are fully eliminated during consolidation.

2006

	ASSETS		LIABILITIES					
	Intragroup loans (a)	Cash & cash equivalents (b)	Bonds		Bank borrowings		Intragroup borrowings (c)	Adjusted net cash
Thousand euro	L/T	S/T	L/T	S/T	L/T	S/T	L/T and S/T	
Infrastructure projects (1)	328,641	972,552	12,569,294	981,635	16,363,431	1,140,823	0	-29,753,991
Rest of companies	0	1,426,690	0	0	3,774,890	715,849	0	-3,064,049
Corporate	302,789	1,023,124			697,274	309,547	1,541,845	-1,222,754
Construction	0	2,251,140			39,649	53,983	265,853	1,891,655
Construction excl. Budimex (2)	0	2,135,493			33,801	26,346	265,808	1,809,538
Grupo Budimex	0	115,646			5,848	27,637	45	82,117
Infrastructures	0	419,662			2,755,436	283,092	42,618	-2,661,484
Real estate	0	25,678			0	5,906	0	19,772
Services	0	154,656			282,530	63,321	988,365	-1,179,559
Services excl. Amey	0	35,252			229,899	63,321	983,405	-1,241,373
Amey, Plc	0	41,660			52,631	0	4,959	-15,930
Other	0	88,322			0	0	0	88,321
Adjustments	-302,790	-2,535,891			0	0	-2,838,681	0
Group total	328,641	2,399,242	12,569,294	981,635	20,138,321	1,856,672	0	-32,818,039

(a) Includes L/T receivables from Group companies and restricted accounts or reserves.
(b) The following points contain an itemised breakdown of this item (21.1.a. for infrastructure projects and 21.2.a. for the other companies). Includes cash and bank balances, S/T deposits, S/T loans to Group companies and other S/T loans. "Adjustments" reflects the elimination of balances with Group companies.
(c) Recognised in Other current and non-current borrowings. The consolidated balance is zero because these intragroup operations are eliminated.

2005

Thousand euro	ASSETS Intragroup loans	Cash & cash equivalents	LIABILITIES Bonds		Bank borrowings		Intragroup borrow-ings	Adjusted net cash
	L/T	S/T	L/T	S/T	L/T	S/T	L/T and S/T	
Infrastructure projects	**381,708**	**723,208**	**5,124,424**	**517,291**	**3,442,405**	**235,496**	**0**	**-8,214,700**
Rest of companies	**26,176**	**1,572,170**	**0**	**0**	**848,236**	**993,133**	**28,767**	**-271,789**
Corporate	**356,198**	**1,315,215**			**400,288**	**514,671**	**1,328,614**	**-572,161**
Construction	**514**	**2,017,180**			**42,837**	**38,725**	**-2,198**	**1,938,330**
Construction excl. Budimex	514	1,880,276			36,513	13,862	-2,243	1,832,658
Grupo Budimex	0	136,904			6,324	24,863	44	105,673
Infrastructures	**0**	**543,474**			**109,285**	**521**	**4,376**	**429,292**
Real estate	**-362**	**34,879**			**557**	**408,438**	**331,511**	**-705,989**
Services	**25,619**	**175,336**			**295,269**	**30,777**	**1,344,185**	**-1,469,276**
Services excl. Amey	25,619	136,904			221,341	30,777	1,337,012	-1,426,607
Amey, Plc	0	86,864			73,929	0	371	12,564
Other	**0**	**145,220**			**0**	**0**	**37,205**	**108,014**
Adjustments	**-355,792**	**-2,659,134**			**0**	**0**	**-3,014,926**	**0**
Group total	**407,884**	**2,295,378**	**5,124,424**	**517,291**	**4,290,640**	**1,228,629**	**28,767**	**-8,486,489**

Changes in net cash are shown below:

Thousand euro	Balance 31/12/06	Balance 31/12/05	Change
Infrastructure projects	**-29,753,991**	**-8,214,700**	**-21,539,291**
Rest of companies	**-3,064,049**	**-271,789**	**-2,792,259**
Corporate	-1,222,754	-572,161	-650,593
Construction	1,891,655	1,938,330	-46,675
Infrastructures	-2,661,484	429,292	-3,090,776
Real estate	19,772	-705,989	725,761
Services	-1,179,559	-1,469,276	289,717
Other	88,321	108,014	-19,693
Total	**-32,818,039**	**-8,486,489**	**-24,331,550**

20.1. Infrastructure projects

a. Cash and cash equivalents

This item records current asset investments, which basically include investments in government debt securities, euro and foreign currency deposits, and cash and bank balances. The balances of infrastructure projects are generally subject to certain restrictions on disposal as a result of reserve obligations imposed in the financing contracts.

Set out below is an itemised breakdown of cash and cash equivalents relating to investments in infrastructure projects:

Thousand euro

Infrastructure projects	Balance 31/12/06	Balance 31/12/05	Change
Autopista Collipulli Temuco.	6,555	12,977	-6,422
Autopista Temuco Río Bueno.	16,275	32,534	-16,259
Autopista Santiago Talca, S.A	163,519	82,683	80,836
Ruta 5, Talca Chillán	63,051	0	63,051
Autopista del Bosque, S.A.	24,916	0	24,916
Skyway Concession Co. LLC.(a)	1,521	1,628	-107
407 ETR International Inc.	67,106	67,580	-474
ITR Concession Company	60,876	0	60,876
Euroscut Norte Litoral, S.A.	47,407	5,579	41,828
Algarve Internacional, B.V.	2,172	1,665	507
Euroscut Algarve, S.A.	40,681	35,566	5,115
Euroscut Açores	23,460		
Eurolink Motorway	16,839	26,410	-9,571
Autoestrade Lombardia	1,954		
Autopista del Sol, C.E.S.A.	16,269	52,900	-36,631
Autopista Terrasa-Manresa, S.A.	81	97	-16
Autopista Trados M-45, S.A.	7,244	8,466	-1,222
Autopista Madrid-Sur (b)	8,201	17,296	-9,095
Autopista Madrid-Levante (c)	2,260	2,095	165
M-203 Alcalá-O'donnell	399	44	355
Aeropuerto Cerro Moreno	1,193	1,222	-29
Bristol International Airport, P.L.C. (d)	0	11,942	-11,942
Aeropuertos de Belfast	25,215	19,584	5,631
BAA	145,617	0	145,617
Tube Lines	209,360	339,079	-129,720
Wakefield & Manchester	20,373	3,861	16,512
Other	8	0	8
Total	**972,552**	**723,208**	**223,929**

a) Includes the balances of SCC Holding LLC
b) Includes the balances of Inversora de Autopistas del Sur
c) Includes the balances of Inversora de Autopistas del Levante
d) Includes the balances of Tidefast and Southwest Airport Limited

The most significant movements relate to the inclusion in the scope of consolidation of the BAA Group and the companies Autopista Chillán Collipulli, ITR Concession Company and Euroscut Açores.
The movement caused by the acquisition by Cintra Chile Ltda of an additional 24% interest in the company R-5 Talca Chillán, to reach a shareholding of 67.61%, is also worthy of note. The consolidation method applied to this company has therefore changed from equity to full consolidation. The Santiago Talca toll road, which recognised Cash and cash equivalents totalling 82,683 thousand euro in 2005, reached 163,519 in 2006 due to the issue of a bond in December 2006, forcing the company to increase its reserves.

b. Infrastructure project obligations

The following table analyses the evolution of borrowings deriving from the issue of bonds relating solely to concession holders:

	Balance 31/12/06			Balance 31/12/05			
	Long Term	Short Term	TOTAL	Long Term	Short Term	TOTAL	Change
Infrastructures	**11,131,632**	**981,635**	**12,113,268**	**4,606,320**	**389,752**	**4,996,072**	**7,117,195**
Autopista Collipulli Temuco.	173,683	7,948	181,632	200,902	8,714	209,616	-27,985
Autopista Santiago Talca	530,043	1,283	531,326	462,580	7,564	470,144	61,181
Ruta 5, Talca Chillán	153,473	41,779	195,252	0	0	0	195,252
Autopista del Bosque	209,624	15,717	225,341	0	0	0	225,341
Skyway Concession Co. LLC.(a)	1,071,842	44	1,071,886	1,148,580	0	1,148,580	-76,694
407 ETR International Inc.	2,195,174	618,084	2,813,257	2,667,751	373,474	3,041,225	-227,968
Algarve Internacional, B.V.	126,045	0	126,045	126,500	0	126,500	-455
Euroscut Algarve, S.A.	131	0	131	0	0	0	131
Aeropuerto Cerro Moreno	6	0	6	7	0	7	-1
BAA	6,671,613	296,780	6,968,393	0	0	0	6,968,393
Services	**913,845**	**0**	**913,845**	**645,644**	**0**	**645,644**	**268,201**
Tube Lines	913,845	0	913,845	645,644	0	645,644	268,201
Total	**12,045,477**	**981,635**	**13,027,112**	**5,251,963**	**389,752**	**5,641,716**	**7,385,397**

a) Includes the balances of SCC Holding LLC

The main variance in this item relates to the addition of BAA (6,968,393 thousand euro). This amount relates to bonds issued by BAA before it was acquired by Ferrovial. BAA bonds issued total 4,696 million pounds sterling, of which 200 million pounds sterling mature in the short term. Maturities are between 2012 and 2031 (except for the current portion falling due in 2007) and the average effective interest rate is between 4.01% and 11.16%.

	Effective interest rate	31 December 2006 Million euro
BAA Limited bonds:		
7.875% £200 million, maturing 2007	8.04%	200
Total short term		200
Lynton Debenture, maturing 2017	10.25%	30
BAA Limited bonds:		
3.875% €1,000 million, maturing 2012	4.01%	670
5.750% £400 million, maturing 2013	5.98%	397
4.500% €750 million, maturing 2014	4.51%	508
11.750% £300 million, maturing 2016	11.16%	310
4.500% €750 million, maturing 2018	4.93%	501
8.500% £250 million, maturing 2021	8.64%	247
5.125% £750 million, maturing 2023	5.67%	738
6.375% £200 million, maturing 2028	6.50%	197
5.750% £900 million, maturing 2031	5.82%	898
Total long term		**4.496**
Total		**4.696**

Other significant movements during the year relate to the inclusion in the scope of consolidation of the company Autopista del Bosque, S.A. (225,341 thousand euro) and the acquisition by Cintra Chile Ltda of an additional 24% interest in the company R-5 Talca Chillán, to reach a shareholding of 67.61%, entailing that the full consolidation method is now applied to this company instead of the equity method.

The movement relating to Tube Lines is explained mainly by the reclassification of debt.

c. Bank loans and credit facilities obtained by infrastructure projects from credit institutions

Set out below is an itemised breakdown of the evolution of bank loans and credit facilities and the main terms applicable:

	Balance 31/12/06			Balance 31/12/05			
	Long Term	Short Term	TOTAL	Long Term	Short Term	TOTAL	Change
Infrastructures	**16,172,873**	**983,049**	**17,155,921**	**2,581,648**	**201,047**	**2,782,695**	**14,373,227**
Autopista Temuco Río Bueno	155,580	10,241	165,821	158,979	3,379	162,358	3,462
Autopista del Bosque, S.A.	117	0	117	0	0	0	117
Skyway Concession Co. LLC (a)	118,095	4,537	122,633	123,492	3,464	126,955	-4,322
ITR Concession Company	1,225,754	16,318	1,242,072	0	0	0	1,242,072
Euroscut Norte Litoral, S.A.	312,379	2,104	314,483	226,670	8,361	235,031	79,452
Euroscut Algarve, S.A.	127,609	0	127,609	127,536	702	128,238	-630
Euroscut Açores	28,868	3,635	32,502	0	0	0	32,502
Eurolink Motorway	146,556	3,785	150,341	146,000	42,500	188,500	-38,159
Autopista del Sol, C.E.S.A.	0	484,340	484,340	481,263	247	481,510	2,830
Autopista Terrasa-Manresa, S.A.	226,542	76,021	302,563	188,000	104,004	292,004	10,560
Autopista Trados M-45, S.A.	69,639	1,178	70,816	70,743	2,500	73,243	-2,427
Autopista Madrid-Sur (b)	527,187	2,456	529,643	496,855	2,381	499,236	30,407
Autopista Madrid-Levante (c)	437,427	26,841	464,268	254,310	32,238	286,549	177,720
Aeropuerto Cerro Moreno	665	1,393	2,058	2,297	1,271	3,568	-1,511
Bristol International Airport, P.L.C. (c)	0	0	0	251,557	0	251,557	-251,557
Aeropuertos de Belfast	55,109	0	55,109	53,945	0	53,945	1,164
BAA	12,741,346	350,200	13,091,547	0	0	0	13,091,547
Services	**714,375**	**157,775**	**872,150**	**860,756**	**34,449**	**895,206**	**-23,056**
Tube Lines	585,556	157,775	743,331	800,899	34,449	835,348	-92,018
Wakefield & Manchester	128,819	0	128,819	59,857	0	59,857	68,962
Other	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Total	**16,887,248**	**1,140,823**	**18,028,071**	**3,442,405**	**235,496**	**3,677,901**	**14,350,171**

a) Includes the balances of SCC Holding LLC
b) Includes the balances of Inversora de Autopistas del Sur
c) Includes the balances of Inversora de Autopistas del Levante
d) Includes the balances of Tidefast and Southwest Airport Limited

The main movements during the year relate to the addition of BAA's borrowings (13,091,547 thousand euro), the borrowings generated by the addition of the Indiana Toll Road (1,242,072 thousand euro), and the increase in borrowings recognised in relation to the Madrid-Levante toll road, caused by the work executed during the year (177,720 thousand euro).

When analysing BAA's bank borrowings, a distinction must be made between the original pre-acquisition balance, which is maintained at the closing date of the financial statements, and the additional borrowings obtained to finance the acquisition:

- **Pre-acquisition borrowings**

BAA's total pre-acquisition borrowings at December 2006 stood at 1,210 million pounds sterling (1,796 million euro), of which 236 pounds sterling (350 million euro) fall due in the short term. The non-current and current portions both include amounts that accrue interest at fixed and variable rates. The average effective fixed interest rate is 6.58%. The reference rate for the variable-rate borrowings is the Libor (London interbank offered rate). The spread varies between 0.10% and 1.00% per annum and the average effective variable interest rate is 5.67%. These borrowings are carried at fair value at the acquisition date, entailing an increase in fixed-interest debt recognised of 346 million pounds sterling (513 million euro).

- **Acquisition borrowings**

The external financing contracted by ADI and FGP Topco to finance the acquisition of BAA at 31 December 2006 totals 11,296,000 thousand euro, comprising the following tranches:

- Senior bank debt and subordinated bank debt
- Super-subordinated debt ("Toggle")
- PIK debt

On 7 April 2006, the company ADIL obtained a senior syndicated loan and a subordinated loan to finance the acquisition of BAA, in the amount of 8,970 million pounds sterling. Initially, both loans were underwritten by five banks (RBS, Citi, BSCH, HSBC and Calyon). Subsequently, they were successfully syndicated in the banking and institutional investor market (in the case of the subordinated tranche). The agent bank for this operation was RBS.

The senior bank debt tranche totals 6,970 million pounds sterling, of which 4,720 million pounds sterling was used to acquire the company and settle related costs. The remaining 2,250 million pounds sterling relates to credit lines obtained to finance the company's investment (capex) and short-term cash needs, thereby ensuring the continuity of the company's ordinary business following the acquisition. The subordinated tranche amounts to 2,000 million pounds sterling and was used to finance the acquisition and other related costs. Both loans have a five-year term and are secured by pledges on certain shareholdings and assets of BAA and its subsidiaries. The interest rate on the loan is the Libor rate plus a spread that will be determined based on a number of conditions stipulated in the contracts. At 31 December 2006, the balance of senior debt and subordinated debt stood at 4,676 million pounds sterling and 1,969 million pounds sterling (6,939 and 2,922 million euro, respectively).

On the same date, the company ADI obtained from the same banks a super-subordinated debt tranche referred to as "toggle debt", for a total of 600 million pounds sterling, for the BAA acquisition. The "toggle debt" is an unsecured perpetual debt tranche. The interest rate is the LIBOR plus a spread. Interest may be paid at the agreed dates or deferred and capitalised (added to the loan principal). At 31 December 2006, the balance of this debt stood at 582 million pounds sterling (864 million euro).

Also to acquire BAA, the company FGP Topco issued a tranche of subordinated debt in addition to those described above, referred to as "PIK Notes", for a 10-year term. This debt was fully subscribed by GIC (shareholder of FGP Topco Ltd). It bears interest at a fixed rate that may be paid at the agreed dates or deferred and capitalised, as with the "toggle debt". The balance of this debt utilised at 31 December 2006 was 385 million pounds sterling (571 million euro), according to the company's accounts.

In order to reduce interest rate risk, ADI has contracted a number of interest-rate hedges totalling 10,204 million pounds sterling, for different periods, covering the loans obtained to acquire BAA and to refinance the debt in the future.

In February 2007, BAA is involved in the acquisition debt refinancing process. This entails separating the company into regulated assets (airports regulated by a competent body) and non-regulated assets (rest of the company's businesses). Both parts of the company will issue long-term debt in the capital markets (regulated assets) and the banking market (non-regulated assets) to refinance the acquisition debt. A broad variety of financial instruments will be used, in terms of periods, maturities, repayment schedules and interest rate references. The company considers that the refinancing operation will probably be completed in coming months.

Returning to the overall analysis of the bank borrowings of infrastructure projects, it should be noted that the majority of financing contracts seek to guarantee the financial cost by means of either fixed rates or hedge instruments. Note 9 on Derivative financial instruments provides detailed information on the proportion covered by interest-rate hedges, the main hedge transactions contracted and the impact of hypothetical rate fluctuations on the income statement.

Set out below is a breakdown of the limits of and amounts utilised on bank credit lines at 31 December 2006 and 2005:

	31/12/06			31/12/05		
Thousand euro	Limit	Utilised	Undrawn	Limit	Utilised	Undrawn
Credit facilities						
Maturing in short term	1,168,363	1,140,823	60,000	715,690	235,496	79,679
Maturing in long term	17,309,361	16,887,248	389,652	3,425,713	3,442,405	419,543
Total	**18,477,724**	**18,028,071**	**449,652**	**4,141,403**	**3,677,901**	**499,222**

20.2. Other companies

a. Cash and cash equivalents, Other companies

A detailed analysis of the items included in Cash and cash equivalents by segment for the Other companies is set out below:

2006

	Banks	Cash	Short-term deposits	S/T loans to Group companies	Other short-term loans	Total
Corporate	**40,896**	**189**	**76**	**981,963**	**0**	**1,023,124**
Construction	**282,304**	**262**	**514,958**	**1,451,970**	**1,645**	**2,251,140**
Construction excl. Budimex (*)	167,833	262	513,783	1,451,970	1,645	2,135,493
Grupo Budimex	114,471	0	1,175	0	0	115,646
Infrastructures	**167,380**	**629**	**244,089**	**7,253**	**312**	**419,662**
Real estate	**17**	**0**	**25,652**	**-1**	**10**	**25,678**
Services	**129,773**	**121**	**5,244**	**6,409**	**13,110**	**154,656**
Services excl. Amey	94,522	121	5,244	6,409	13,110	119,405
Amey	35,252	0	0	0	0	35,252
Other	**24**	**0**	**0**	**-2,447,594**	**0**	**-2,447,570**
Total	**620,395**	**1,201**	**790,018**	**0**	**15,076**	**1,426,690**

(*) The balance in Construction excluding Budimex includes the cash and cash equivalents of Boremer: 648 thousand euro in Banks and 1,500 thousand euro in Short-term deposits.

2005

	Banks	Cash	Short-term deposits	S/T loans to Group companies	Other short-term loans	Total
Corporate	983	66	62	1,314,102	1	1,315,215
Construction	290,534	325	391,533	1,333,318	1,471	2,017,180
Construction excl. Budimex (*)	171,893	325	373,269	1,333,318	1,471	1,880,276
Grupo Budimex	118,640	0	18,263	0	0	136,904
Infrastructures	7,601	795	525,746	9,057	275	543,474
Real estate	7,587	30	23,973	2,197	1,091	34,879
Services	158,031	86	4,459	10,248	2,512	175,336
Services excl. Amey	114,599	86	4,459	10,248	2,512	131,904
Amey	43,432	0	0	0	0	43,432
Other	145,220	0	0	-2,659,134	0	-2,513,914
Total	609,956	1,302	945,773	9,789	5,351	1,572,170

(*) The balance in Construction excluding Budimex includes the cash and cash equivalents of Boremer: 803 thousand euro in Banks and 925 thousand euro in Short-term deposits.

The average interest rate obtained by the Group on its cash and cash equivalents in 2006 was 2.71% (2.04% in 2005). The average maturity period for the deposits is 11 days.

b. Bank loans and credit facilities obtained by the Other companies

A breakdown of this item is set out below:

	Balance 31/12/06			Balance 31/12/05			
Thousand euro	Long term	Short term	Total	Long term	Short term	Total	Change
Borrowings, finance leases	9,096	2,060	11,155	4,320	291	4,612	6,544
Bank loans and credit lines	3,765,794	713,789	4,479,583	843,916	992,841	1,836,757	2,642,826
Total	3,774,890	715,849	4,490,739	848,236	993,133	1,841,369	2,649,370

The following table contains a breakdown of bank loans and credit facilities by business segment:

Thousand euro	Balance 31/12/06			Balance 31/12/05			
	Long term	Short term	Total	Long term	Short term	Total	Change
Corporate	**697,274**	**309,547**	**1,006,822**	**400,288**	**514,671**	**914,959**	**91,862**
Construction	**39,649**	**53,983**	**93,632**	**42,837**	**38,725**	**81,562**	**12,070**
Construction excl. Budimex	33,801	26,346	60,148	36,513	13,862	50,375	9,773
Grupo Budimex	5,848	27,637	33,484	6,324	24,863	31,187	2,298
Infrastructures	**2,755,436**	**283,092**	**3,038,528**	**109,285**	**521**	**109,806**	**2,928,722**
Real estate	**0**	**5,906**	**5,906**	**557**	**408,438**	**408,995**	**-403,089**
Services	**282,530**	**63,321**	**345,851**	**295,269**	**30,777**	**326,047**	**19,804**
Services excl. Amey	229,899	63,321	293,220	221,341	30,777	252,118	41,102
Amey	52,631	0	52,631	73,929	0	73,929	-21,298
Total	**3,774,890**	**715,849**	**4,490,739**	**848,236**	**993,133**	**1,841,369**	**2,649,370**

The main movements during the year are described below:

- New loan contracted by Ferrovial Infraestructuras S.A. denominated in pounds sterling, in the amount of 1,850,000 thousand pounds sterling, to finance Ferrovial's capital payment to BAA. The loan has a maximum eight-year term and bears interest at a variable Libor rate. Nonetheless, Ferrovial Infraestructuras has contracted derivative financial instruments to hedge 54% of the interest accrued. As the loan was granted in pounds sterling to finance an investment in the same currency, the company is covered for interest rate risk and therefore, in accordance with IAS 21, the exchange differences generated by translation to euros are treated as currency translation differences.
- Reduction of 403,098 thousand euro in borrowings in the Real estate business due to the sale of this activity in 2006.

With respect to bank borrowings obtained by the other companies, the limits and amounts utilised in respect of credit lines and mortgage loans at 31 December 2006 and 2005 are analysed below:

Thousand euro	31/12/06			31/12/05		
	Limit	Utilised	Undrawn	Limit	Utilised	Undrawn
Credit lines						
Maturing in short term	1,308,490	963,270	345,220	1,463,460	693,383	770,077
Maturing in long term	4,109,830	3,472,630	637,200	1,168,470	717,777	450,693
Total	**5,418,320**	**4,435,900**	**982,420**	**2,631,930**	**1,411,160**	**1,220,770**
Other borrowings		54,839			430,209	
Total	**5,418,320**	**4,490,739**	**982,420**	**2,631,930**	**1,841,369**	**1,220,770**

The financial terms (applicable interest rates) for the Corporate and Infrastructure borrowings are subject to compliance with certain financial ratios (e.g. EBITDA, net debt and consolidated equity).

20.3. Maturities of financial liabilities

Set out below is a breakdown of the maturities of the financial liabilities forming the net cash position:

Thousand euro at 31/12/06	Maturities					
Liabilities	**2007**	**2008**	**2009**	**2010**	**2011 or subsequent**	**Total**
Obligations of infrastructure projects	**981,635**	**71,780**	**267,259**	**114,831**	**11,591,607**	**13,027,112**
Infrastructures	981,635	65,053	260,104	107,283	10,699,192	12,113,267
Services	0	6,727	7,155	7,548	892,415	913,845
Bank borrowings of infrastructure projects	**1,140,823**	**148,035**	**230,169**	**68,128**	**16,145,620**	**18,028,071**
Infrastructures	983,049	136,484	222,721	59,356	15,459,016	17,155,921
Services	157,775	11,551	7,448	8,772	686,604	872,150
Bank borrowings of other companies	**715,849**	**424,498**	**210,105**	**267,646**	**2,872,641**	**4,490,739**
Corporate	309,547	361,000	110,000	223,000	3,275	1,006,822
Construction	53,983	22,746	0	4,396	12,507	93,632
Infrastructures	283,092	0	0	0	2,755,436	3,038,528
Real estate	5,906	0	0	0	0	5,906
Services	63,321	40,752	100,105	40,250	101,423	345,851

20.4. Fair value of borrowings

The carrying amount of borrowings is recognised as described in Note 2.4 on Accounting standards. The cash flow of the liabilities discounted using the interest rate applied to borrowings is deemed to approximate their carrying amount. Consequently, the difference between the carrying amount and the fair value of current and non-current liabilities is not significant.

20.5. Net cash position by currency

Set out below is an analysis of the net cash of investments in infrastructure projects by currency in 2006:

Thousand euro	AUD	CAD	USD	CLP	GBP	CHF	PLZ	EUR	Other	Total
Construction	0	0	-2,605,852	-706,838	0	0	0	8	0	-3,312,682
Infrastructures	0	-2,505,058	0	0	-19,914,038	0	0	-2,465,951	0	-24,885,047
Real estate	0	0	0	0	0	0	0	0	0	0
Services	0	0	0	0	-1,556,262	0	0	0	0	-1,556,262
Other	0	0	0	0	0	0	0	0	0	0
Total	**0**	**-2,505,058**	**-2,605,852**	**-706,838**	**-21,470,300**	**0**	**0**	**-2,465,943**	**0**	**-29,753,991**

Set out below is an analysis of the net cash of the other companies by currency in 2006:

Thousand euro	AUD	CAD	USD	CLP	GBP	CHF	PLZ	EUR	Other	Total
Construction	0	1,767	44,204	52,021	11,249	0	91,829	507,640	4,355	713,065
Infrastructures	104	0	1,059	-39,199	-2,668,899	0	279	81,232	0	-2,625,424
Real estate	0	0	0	1,791	0	0	19,773	-1,791	0	19,773
Services	0	0	0	0	-17,379	-117,914	0	-71,854	0	-207,148
Other	0	0	0	0	-66,775	-124,626	0	-772,914	0	-964,315
Total	**104**	**1,767**	**45,263**	**14,614**	**-2,741,805**	**-242,541**	**111,881**	**-257,687**	**4,355**	**-3,064,049**

21. Other non-current liabilities

Other non-current liabilities are analysed below:

Thousand euro

ITEMS	Balance at 31/12/06	Balance at 31/12/05	Change
Other long term borrowings	153,630	123,712	29,918
Uncalled share capital	3,320	5,442	-2,122
Debts represented by bills payable	1,035	170,713	-169,678
Other non-financial payables	42,285	17,276	25,009
Total	**200,270**	**317,143**	**-116,873**

The line "Other long term borrowings" records non-current payables for property, plant and equipment totalling 59,370 thousand euro at 31 December 2006 (35,867 thousand euro at 31 December 2005). These balances include an implicit interest rate and the difference between their carrying amount and fair value is not considered to be significant.

This heading also includes the participating loan granted by the State to the concession holder Autopista del Sol for the construction of the Estepona-Guadiaro section of the toll road, totalling 68,705 thousand euro at 31 December 2006 (67,714 thousand euro at 31 December 2005).

The decline in the balance in "Debts represented by bills payable" is explained by the exclusion from the scope of consolidation of the Real Estate Division, since the main balance at 31 December 2005 (170,621 thousand euro) related to land purchased by this division.

The item "Other non-financial payables" includes a loan granted by Emesa to one of its subsidiaries, the company Madrid Calle 30, S.A., in the amount of 20,025 thousand euro, and guarantees and deposits totalling 21,034 thousand euro received by the Infrastructures Division.

22. Current liabilities

Set out below is a breakdown of other current non-financial payables:

Thousand euro	Balance 31/12/06	Balance 31/12/05	Change
Accounts payable to associates	104,579	106,893	-2,314
Trade payables	5,524,098	4,295,450	1,228,648
Current tax payable	413,690	260,056	153,634
Other non-trade payables	515,930	536,484	-20,554
Total	**6,558,297**	**5,198,883**	**1,359,414**

The "Other non-trade payables" account includes taxes and social security payable in the amount of 276,042 thousand euro and 249,356 thousand euro 31 December 2006 and 2005, respectively.

The item "Accounts payable to associates" includes current accounts with certain economic interest groupings in which the company Burety S.L. holds an interest (see Note 9 on Non-current financial assets), totalling 99,787 thousand euro (93,275 thousand euro in 2005).

A breakdown of Trade payables by segment is as follows:

Thousand euro	Balance 31/12/06	Balance 31/12/05	Change
Trade payables	**5,524,098**	**4,295,450**	**1,228,648**
Construction	3,075,456	2,959,665	115,791
Infrastructures	1,557,305	132,420	1,424,885
Real estate	10,039	544,747	-534,708
Services	889,839	816,398	73,441
Other	-8,541	-157,780	149,239

At 31 December 2006, Trade payables include the sum of 682,370 thousand euro (1,041,543 thousand euro in 2005) relating to "Prepayments from customers", of which 696,208 thousand euro relates to the Construction business (688,719 thousand euro in 2005).

The most significant increase in this item relates to the Infrastructures Division, specifically to the addition of BAA's trade payables totalling 1,396,507 thousand euro.

23. Tax matters

23.1. Consolidated tax group

Grupo Ferrovial, S.A. has been taxed under the Spanish tax consolidation system since 1993. The companies that form part of the tax consolidation group in 2006, together with Grupo Ferrovial, S.A. (parent) are those indicated in Exhibit I. The companies Cintra, S.A., Inversora de Autopistas del Sur, S.L., and Inversora de Autopistas de Levante, S.L. are the parent companies of separate consolidated tax groups.

23.2. Years open to tax inspection

The tax returns for the past four years for all applicable taxes are open to inspection. The approach that the tax authorities might adopt in connection with the years open to inspection could give rise to contingent tax liabilities that may not be objectively quantified. However, the parent company's Directors consider that any liabilities arising in this connection will not be material.

23.3. Reconciliation of book and taxable income tax

The reconciliation of reported consolidated profit and taxable income tax is set out below:

	2006			2005		
Thousand euro	Increase	Decrease	Total	Increase	Decrease	Total
Reported consolidated profit for the year before taxes			**677,844**			**561,420**
Permanent differences:						
From individual companies (Spain)	102,701	-31,279	71,423	59,610	-22,919	36.691
From individual companies (abroad)	9,240	-12,278	-3,038	49,114	-29,076	20.039
From net consolidation adjustments			-138,957			6.749
Timing differences:						
Arising in the year	330,362	-185,005	145,356	241,446	-333,600	-92.154
Arising in prior years	207,987	-106,394	101,592	183,949	-102,360	81.589
Offset of tax-loss carryforwards			-62,375			-66,337
Taxable income			**791,845**			**547,997**

The 2005 calculation includes the combined effect of continuing and discontinued operations; the effect of discontinued operations is analysed in Note 33.

23.4. Tax rates

Income tax expense is calculated at the rates in force in each country: Spain 35%, Portugal 27.5%, Canada 36.12%, United States 35%, Chile 17%, Poland 19%, Ireland 12.5% and the United Kingdom 30%. In accordance with International Accounting Standards and standard practices in Spain, deferred taxes deriving from the repatriation of profits generated abroad are also recognised, provided repatriation is planned within a reasonable future period.

The Ferrovial Group has recognised within income tax expense for 2006 the impact on deferred tax assets and liabilities of the change in the Spanish income tax rate from 35% at present to 32.5% in 2007 and 30% in 2008. To this end, the deferred tax assets and liabilities expected to be recovered as from 31 December 2007 have been updated applying the 30% rate. The impact on income tax expense amounts to 44,240 thousand euro.

Income tax expense recognised by the Ferrovial Group in 2005 and 2006 totals 173,231 thousand euro and 171,282 thousand euro, respectively, representing tax rates of 30.86% and 25,27%.

The tax rate for the year is lower than the general Spanish income tax rate (35%) mainly due to the following items:

	2006	2005
Income before taxes	**677,844**	**561,420**
Tax calculated using local tax rates	237,245	196,497
Consolidation adjustments	-48,635	2,362
Deductions	-73,336	-30,376
Differences arising from tax rates abroad	2,459	-9,527
Update of tax rate	44,202	0
Regularisation of prior-year tax	5,744	-4,821
Foreign tax	5,228	9,099
Impact on equity-consolidated expense and other	-1,625	9,997
Consolidated tax expense	**171,282**	**173,231**
Effective rate	**25.27%**	**30.86%**

23.5. Movements in deferred taxes

Movements in deferred tax assets and liabilities in 2006 are set out below:

	Thousand euro	
2006	**Asset**	**Liability**
Balance 31.12.05	**530,354**	**338,653**
Additions to consolidation scope and other	582,228	3,301,852
Originated in the year	115,627	64,752
Recovered	-37,238	-72,795
Impact of updated tax rate on results	-35,817	8,386
Impact on equity	855	19,969
Balance 31.12.06	**1,156,008**	**3,660,815**

Set out below is an analysis of the main deferred tax assets and liabilities recognised by the Group and movements during 2006:

Thousand euro	Balance 01/01/06	Scope changes and other	Charged/ credited income st.	Update of tax rate	Charged/ credited to equity	Balance 31/12/06
Deferred tax liabilities						
Goodwill	41,855		10,039	-2,221	-3,730	45,944
Derivatives	45,223	235	5,944	-841	23,699	74,259
Allocation of results of UTEs	16,774	-2,016	4,247	-1,269		17,736
Accelerated depreciation		1,236,088	-17,807			1,218,281
Gains eliminated	81,558	20,775	26,321	22,212		150,867
Consolidation eliminations	99,654		-7,663	-2		91,990
Allocation of purchase consideration		1,952,812	-23,742			1,929,070
Other items	53,589	93,958	-5,383	-9,494	0	132,670
Total	**338,653**	**3,301,852**	**-8,044**	**8,385**	**19,969**	**3,660,815**
Deferred tax assets						
Depreciation, concessions	76,375	35,614	15,003	-6,021	0	120,971
Capitalised financial expenses	118,754		7,455	-15,342		110,867
Derivatives	112,090	966	13	-2	-14,081	98,986
Tax credits	50,199	81,538	30,729	-59		162,407
Non-deductible provisions	87,102	88,406	22,742	-13,524		184,688
Pension plans	85,834	86,215	-1,484		14,936	185,501
Allocation of purchase consideration		166,642	-14,839			151,803
Other items		122,847	18,769	-869	0	140,747
Total	**530,354**	**582,228**	**78,388**	**-35,817**	**855**	**1,156,008**

In 2006 deferred tax assets and liabilities increased significantly due to the inclusion of British Airports PLC in the scope of consolidation. The impact on deferred tax liabilities and assets amounted to 409,557 thousand euro and 3,228,965 thousand euro, respectively.

In 2006 the Real estate business was excluded from the scope of consolidation. This caused a decrease in deferred tax assets and liabilities of 21,283 thousand euro and 1,988 thousand euro, respectively.

The Group has recognised the deferred tax liability deriving from the amortisation of goodwill generated by the business combinations carried out.

At 31 December 2006, tax-loss carryforwards available for offset against future profits are as follows:

- Tax-loss carryforwards generated by Spanish companies filing individual tax returns:

Year	Thousand euro
1992	5
1993	31
1994	206
1995	4
2000	84
2001	7,709
2002	238
2003	339
2004	2,728
2005	270
2006	145
Total	**11,760**

- Tax-loss carryforwards generated by tax groups other than the tax group parented by Grupo Ferrovial, S.A.:

Year	Thousand euro
2002	2,067
2003	15,843
2004	28,341
2005	41,107
2006	48,827
Total	**136,186**

These tax-loss carryforwards pertain to the tax groups parented by Inversora de Autopistas del Sur, S.L and Inversora de Autopistas de Levante, S.L. and are not capitalised because the tax credits may not be reasonably expected to be recovered in the initial years of the relevant concessions, on the basis of the economic and financial plans of the toll roads managed.

- Tax-loss carryforwards generated by companies abroad:

Country	Thousand euro
Chile	182,551
Canada	343,558
United States	170,472
United Kingdom	99,870
Switzerland	180,987
Germany	25,239
France	40,161
Brazil	20,053
Poland	19,014
Singapore	7,276
Portugal	1,322
Total	**1,090,502**

At 31 December 2006 a deferred tax asset was recognised in respect of tax losses in the amount of 162,407 thousand euro, relating mainly to the US companies (30,704 thousand euro), Canadian companies (18,572 thousand euro) and Swiss companies (14,894 thousand euro).

Additionally, the Group has unused investment and other tax deductions amounting to 131,320 thousand euro at 31 December 2006 (92,759 thousand euro) at 31 December 2005.

24. Contingent assets and liabilities

The companies' contingent liabilities include those normally encountered at construction companies for the performance and completion of contracts entered into by the companies themselves or by the joint ventures in which they participate.

At 31 December 2006 and 2005, the companies had provided bank guarantees totalling 8,284,636 thousand euro and 4,129,086 thousand euro, respectively, the majority of which related to guarantees required for the award of construction contracts.

The following table contains a breakdown of bank guarantees provided by segment in 2006 and 2005 (thousand euro):

	2006	2005
Construction	3,241,786	2,726,200
Infrastructures	777,502	303,306
Services	325,600	291,600
Other	148,900	184,480
Total	**4,493,788**	**3,505,586**

In the Construction Division, all the guarantees relate to those normally encountered at construction companies for the performance and completion of work contracts entered into by the companies themselves or by the joint ventures in which they participate.

In the Infrastructure Division the majority of guarantees are submitted in relation to bids tendered, rights and other obligations stipulated in concession contracts, resulting in financial guarantees totalling 90,106 thousand euro.

In the Real Estate Division, of the total figure for financial guarantees, the sum of 408,500 thousand euro (393,800 thousand euro in 2005) relates to deferred payments for land purchased.

In the Services Division, guarantees are furnished mainly to public institutions and private clients in order to cover the successful completion of the services rendered.

The item "Other" relates mainly to guarantees furnished by Grupo Ferrovial, S.A. on behalf of Amey, totalling 138,000 thousand euro, covering Amey's obligation to repay the financing obtained to pay capital to Tubelines in 2003. This financing matures in December 2007 and the remaining amount relates to other types of guarantees required in the normal course of Amey's business activities.

The companies are also involved as defendants in a number of lawsuits. In the Directors' opinion, the possible impact of the facts referred to above on the accompanying financial statements should not be significant.

The most relevant lawsuits are described below:

- **Autopista Madrid Sur, the company operating the Radial 4 road:** The Company has been informed that the Madrid High Court (TSJMadrid) sent notice in January 2007 of a ruling in relation to the value of the land expropriated for one of the Madrid arterial roads.

The ruling refers to a different concession company from the holder of the concession for the Radial 4 road (in which the Company has an indirect interest) and differs from the approach adopted by the Madrid Provincial Compulsory Purchase Jury, taking the view that the land must be valued based on its classification. Consequently, and in that case, the ruling considers that land classified as non-building land must be valued as such, rather than under the general regime. However, this slightly increases the value of the non-building land initially forecast and brings in other aspects such as expectations and an indemnity.

Although this ruling appears to create a precedent, it is as yet difficult to assess the impact on the Radial 4 road. On the one hand, the matter of whether the court TSJMadrid will maintain this doctrine has yet to be confirmed and, if appropriate, ratified by the Supreme Court; on the other hand, in view of the diversity of the land, different valuations may be obtained of land that is classified in the same manner, depending on the circumstances. At present, the vast majority of the case files relating to the Radial 4 road concession company have not reached the contentious-administrative phase and no rulings are likely to be issued by TSJMadrid within the next two years.

In any event, and should this precedent be confirmed, the Company considers that the Radial 4 road concession company will reasonably be entitled to obtain a payment to rebalance the financial situation of the concession and at least partially offset any departures that may arise.

25. Operating revenue

Set out below is a breakdown of the Group's operating revenue:

Thousand euro	2006	2005
Net revenue	**12,354,580**	**8,320,593**
Sales	12,247,242	8,250,416
Sales returns and volume discounts	-2,161	-1,903
Operating lease revenue	590	393
Other revenue	108,909	71,688
Other operating revenue	**16,224**	**76,263**
Own work capitalised	9,520	25,884
Operating grants	4,960	4,654
Capital grants taken to profit and loss	1,626	1,426
Other revenue	118	44,299
Total operating revenue	**12,370,804**	**8,396,857**

Set out below is a breakdown of revenue by segment together with prior-year comparative figures:

	2006			2005		
Thousand euro	External sales	Inter-segment sales	Total	External sales	Inter-segment sales	Total
Construction	**5,131,424**	**14,996**	**5,146,420**	**4,381,677**	**5,653**	**4,387,330**
Spain	3,394,145	9,057	3,403,202	2,978,417	5,405	2,983,822
Abroad	486,466	1,136	487,602	526,417	14	526,431
Budimex Group	779,700	4,668	784,368	674,162	0	674,162
Webber Group	322,047	0	322,047	89,252		89,252
Industrial	149,066	135	149,201	113,429	234	113,663
Infrastructures	**2,925,610**	**1,588**	**2,927,198**	**757,865**	**2,411**	**760,276**
BAA	1,979,733	0	1,979,733	0	0	0
Other infrastructures	945,877	1,588	947,465	757,865	2,411	760,276
Real estate	**1,864**	**1,142**	**3,006**	**788**	**497**	**1,285**
Services	**4,289,153**	**10,871**	**4,300,024**	**3,190,671**	**9,433**	**3,200,104**
Rest and adjustments	**0**	**-22,068**	**-22,068**		**-28,402**	**-28,402**
Total	**12,348,051**	**6,529**	**12,354,580**	**8,331,001**	**-10,408**	**8,320,593**

In 2006 there was an increase in revenues in all segments, particularly in the Infrastructures and Services segments.

In the Infrastructures business, the increase is due mainly to the inclusion of the UK company BAA, entailing an increase of 1,979,733 thousand euro in revenue.

In the Services segment, the most significant increase is explained by the addition of the Swissport Group's revenue for the whole of 2006, amounting to 1,087,214 thousand euro, since the 2005 figure related only to a three-month period (261,226 thousand euro).

External sales in the above table include those made by the construction segment since, as is discussed in further detail in Note 2, in the section on accounting policies, these sales are considered to be made to third parties to the extent that the work is being executed.

Set out below is a breakdown of revenue by business segment for the main countries in which the Ferrovial Group operates:

2006

Thousand euro	Construction	Infrastructures	Real estate	Services	Other	Total
Spain	3,543,844	291,217		1,249,879	25,044	5,109,984
United Kingdom	3,762	1,826,111		2,070,861	186,485	4,087,219
USA	324,012	91,615		343,941	-14,458	745,083
Canada	0	318,211		17,768	-1	335,978
Poland	729,190		3,006	288	113,893	846,377
Chile	143,774	131,224		0	364	275,362
Portugal	71,078	64,753		39,983	-23,420	152,394
Rest of Europe	264,842	193,380		468,239	-294,514	631,947
Rest of world	65,918	10,687		109,065	-15,434	170,236
Total	**5,146,420**	**2,927,198**	**3,006**	**4,300,024**	**-22,068**	**12,354,580**

The revenue recorded for each of the countries relates basically to transactions carried out in local currency. Of total revenue, 60,71% (64.51% in 2005) was billed in euros.

Set out below is the same information for 2005 for comparative purposes:

2005

Thousand euro	Construction	Infrastructures	Real estate	Services	Other	Total
Spain	3,091,023	245,464	0	1,152,845	-27,905	4,461,427
United Kingdom	0	63,384	0	1,807,905	0	1,871,289
USA	89,223	41,444	0	86,924	0	217,591
Canada	0	280,490	0	0	0	280,490
Poland	709,800	0	1,285	0	-497	710,588
Chile	152,216	93,860	0	0		246,076
Portugal	165,075	34,661	0	14,928		214,664
Rest of Europe	137,922	678	0	34,964	0	173,564
Rest of world	42,071	295	0	102,538	0	144,904
Total	**4,387,330**	**760,276**	**1,285**	**3,200,104**	**-28,402**	**8,320,593**

Backlog

At 31 December 2006 and 2005, the Group's total construction backlog amounted to approximately 8,022,907 thousand euro and 7,500,446 thousand euro, respectively. This backlog is the sum of awarded contracts at their selling price less the value of sales recognised at the inception of these contracts.

Set out below is a breakdown of the construction segment backlog by geographical area and project type:

Million euro	2006	2005	Change	% Change
Foreign	1,255,5	837,9	417,6	49.8%
Budimex	687,8	546,8	141,0	25.8%
Webber	504,2	453,4	50,8	11.2%
Industrial	11,7	33,3	- 21,6	-64.9%
Total International	**2,459,2**	**1,871,4**	**587,8**	**31.4%**
Domestic	**5,563,7**	**5,629,0**	**- 65,3**	**-1.2%**
Total	**8,022,9**	**7,500,4**	**522,5**	**7.0%**

Million euro	2006	2005	Change	% Change
Civil engineering	4,365,2	4,292,5	72,7	1.7%
Residential	1,347,3	1,216,4	130,9	10.8%
Non-residential	1,550,2	1,229,0	321,2	26.1%
Industrial	760,2	762,5	- 2,3	- 0.3%
Total	**8,022,9**	**7,500,4**	**522,5**	**7.0%**

26. Staff expenses

Staff expenses break down as follows:

Thousand euro	2006	2005
Wages and salaries	2,776,302	1,550,953
Social security	345,817	305,450
Other staff expenses	19,058	17,566
Total	**3,141,177**	**1,873,969**

The change in the average number of employees by professional category is as follows:

	2006	2005	Change
University graduates	8,880	6,640	2,240
Administrative staff	7,505	5,321	2,184
Workers and technicians	72,517	45,286	27,231
Total	**88,902**	**57,247**	**31,655**

The change of the average number of employees by professional category is as follows:

	2006	2005	Change
Corporate	246	220	26
Construction	15,607	13,961	1,646
Infrastructures	10,632	3,565	7,067
Real estate	945	936	9
Services	61,472	38,565	22,907
Total	**88,902**	**57,247**	**31,655**

The growth in the workforce is due basically to the inclusion of the BAA Group, which had 14,906 employees when it was included in the Ferrovial Group's scope of consolidation.

27. Operating leases

The Group is only party to leases as a lessee and not as a lessor.

The most relevant information regarding leases is as follows:

The expense recognised in respect of operating leases in the 2006 income statement totals 454,342 thousand euro (256,854 thousand euro in 2005).

The most significant increases relate to the addition in the 2006 income statement of the full year's figures for the Swissport Group (54,494 thousand euro) and the Amey Group (50,459 thousand euro).

At the balance sheet date, the Group records commitments in respect of minimum future non-cancellable operating lease instalments with the following maturities:

Thousand euro	2006	2005
Less than one year	420,723	213,396
Between 1 and 5 years	573,019	25,986
More than 5 years*	4,276,410	17,472
Total	**5,270,152**	**256,854**

* Includes commitments relating to Heathrow, Gatwick and Stansted airports for leases expiring in March 2083.

The most significant increase in commitments acquired relates to the addition of the BAA Group, amounting to 107,211 thousand euro at less than one year, 378,910 thousand euro at between one and five years, and 4,181,231 at more than five years.

28. Operating results

Set out below are movements in operating results and margins by business segment:

Thousand euro	2006 Profit/loss	2006 Margin	2005 Profit/loss	2005 Margin	% Change
Construction	**279,807**	**5.4%**	**209,812**	**4.8%**	**33.4%**
Budimex	3,709	0.5%	286	0.0%	1.195.2%
Construction excl. Budimex (*)	276,098	6.3%	209,526	5.6%	31.8%
Infrastructures	**905,983**	**31.0%**	**301,867**	**39.7%**	**200.1%**
Toll roads	332,016	43.9%	267,407	46.1%	24.2%
BAA	532,971	26.9%			N.A.
Other Infrastructures	40,996	21.4%	34,460	19.1%	19.0%
Services	**273,577**	**6.4%**	**215,331**	**6.7%**	**27.0%**
Amey	135,485	7.0%	114,392	6.5%	18.4%
Services excl. Amey	138,091	5.8%	100,939	7.1%	36.8%
Other	**-234**	**1.2%**	**-12,981**	**47.9%**	**N.A.**
Operating profit	**1,459,133**	**11.8%**	**714,029**	**8.6%**	**104.4%**

(*) Includes the operating profit contributed by Boremer, S.A. totalling 400 thousand euro in 2006, entailing an operating margin of 4.1%.

The changes in operating profits and margins by business segment are discussed in detail in the accompanying Directors' Report.

A breakdown of operating profit by business segment showing the main countries in which the Ferrovial Group operates is set out below (thousand euro):

	Spain	Uk	Usa	Canada	Poland	Chile	Portugal	Rest of Europe	Rest of World	Total
Construction	199,891	-750	16,547	547	1,631	29,626	12,347	9,907	10,060	279,807
Infrastructures	86,629	536,919	21,293	178,678	-5	58,421	21,328	3,172	-451	905,983
Services	113,129	135,427	-	-	-	-	-1,375	26,396	-	273,577
Other	1,748	-	-	-	-1,982	-	-	-	-	-234
Total	**401,398**	**671,595**	**37,840**	**179,225**	**-356**	**88,047**	**32,301**	**39,474**	**9,609**	**1,459,133**

2006

The operating profit or loss recorded in each of the countries relates basically to transactions carried out in local currency. Of the total operating profit, 30.6% (60.7% in 2005) is denominated in euros.

Set out below is a breakdown of EBITDA, calculated as the sum of the operating profit plus depreciation and amortisation, and changes in provisions, by segment for 2006, including comparative 2005 figures and the amounts contributed by BAA, toll roads, Budimex Group and Amey Group, given the relative significance of these activities with respect to the Group's overall activities:

Thousand euro	2006	2005	Change
Construction	**424,365**	**314,476**	**34.9%**
Budimex	17,278	10,038	72.1%
Construction excl. Budimex	407,087	304,438	33.7%
Infrastructures	**1,461,000**	**479,537**	**204.7%**
Toll roads	547,044	422,224	29.6%
BAA	845,792	-	N.A.
Other Infrastructures	68,164	57,313	18.9%
Services	**435,450**	**335,380**	**29.8%**
Amey	197,677	165,550	19.4%
Services excl. Amey	237,774	169,830	40.0%
Other	**3,476**	**1,174**	**195.9%**
Total EBITDA	**2,324,291**	**1,130,568**	**105.6%**

29. Financial results

The following table contains a breakdown of financial results, distinguishing between infrastructure project companies and the other companies:

Thousand euro	2006	2005	% Change
Financial results of infrastructure projects	**-1,136,665**	**-375,127**	**203,0%**
Financial results of other companies	**-95,405**	**15,826**	**-702,8%**
Construction	43,500	39,332	10,6%
Infrastructures	-83,771	1,243	N.S.
Services	-45,615	-31,363	45,4%
Other	-9,520	6,614	-243,9%
Total financial results	**-1,232,070**	**-359,301**	**242,9%**

The following table contains a breakdown of movements in the financial income and expenses that form the financial profit/(loss):

Thousand euro	2006	2005	% Change
Financial income, yield on investments	**226,257**	**177,384**	**27.6%**
Infrastructure projects	185,407	151,570	22.3%
Fair value gains on derivatives	6,740	-	N/A
Other	178,667	151,570	17.9%
Other companies	**40,850**	**25,814**	**58.2%**
Fair value gains on derivatives	17,941	14,789	21.3%
Other	22,909	11,025	107.8%
Other financial income	68,414	59,450	15.1%
Total financial income	**294,671**	**236,834**	**24.4%**
Financial expense, financing	**-1,476,134**	**-554,961**	**166.0%**
Infrastructure projects	-1,322,072	-526,697	151.0%
Fair value losses on derivatives	-17,252	-	N/A
Other	-1,304,820	-526,697	147.7%
Other companies	-154,062	-28,264	445.1%
Fair value losses on derivatives	-1,459	-5,878	-75.2%
- Other	-152,603	-22,386	581.7%
Other financial expenses	**-50,607**	**-41,174**	**22.9%**
Total financial expense	**-1,526,741**	**-596,135**	**156.1%**
Net Financial Results	**-1,232,070**	**-359,301**	**242.9%**

The table below contains a breakdown by project of Financial profit/(loss) of infrastructure projects. The table specifies which portion of the financial profit/(loss) is capitalised as an increase in the value of non-current assets in projects in the construction phase:

Thousand euro	2006			2005		
Financial results of infrastructure projects	**Expense/ income capitalised during construction phase**	**Financial expense/ income taken to income statement**	**Financial expense/ income accrued**	**Expense/ income capitalised during construction phase**	**Financial expense/income taken to income statement**	**Financial expense/ income accrued**
407 ETR International		-159,704	-159,704		-184,994	-184,994
Skyway Concession (a)		-63,954	-63,954		-59,873	-59,873
Indiana Toll Road		-39,174	-39,174			
Autopista Santiago Talca	-3,728	-41,827	-45,555	-5,403	-6,018	-11,421
Autopista Talca Chillan		-9,791	-9,791			
Autopista Chillan Collipulli		-1,833	-1,833			
Autopista Collipulli Temuco		-19,286	-19,286		-21,228	-21,228
Autopista Temuco Rio Bueno		-12,090	-12,090		-10,007	-10,007
Autopista del Sol		-22,375	-22,375		-16,757	-16,757
Autopista Terrasa-Manresa		-11,472	-11,472		-8,816	-8,816
Autopista Trados M-45		-2,651	-2,651		-2,226	-2,226
Autopista R-4 Madrid-Sur (b)		-30,692	-30,692		-28,768	-28,768
Autopista Madrid Levante (c)	-10,259	-16,468	-26,727	-10,230		-10,230
Euroscut Norte Litoral	-12,439	-11,904	-24,343	-10,216		-10,216
Euroscut Algarve (d)		-14,893	-14,893		-14,962	-14,962
Eurolink Motorway		-9,889	-9,889	-7,225	-354	-7,579
Aeropuerto de Cerro Moreno		-140	-140		-206	-206
Bristol Internacional Airport		-17,970	-17,970		-12,110	-12,110
Belfast City Airport		-3,389	-3,389		-3,822	-3,822
BAA	-137,120	-654,133	-791,253			
Tube Lines (e)		4,088	4,088		-3,608	-3,608
Other Amey contracts		2,802	2,802		-1,378	-1,378
Other	27	81	108	21	1	22
Total	**-163,518**	**-1,136,665**	**-1,300,183**	**-33,053**	**-375,127**	**-408,180**

(a) Includes the balances of SCC Holding
(b) Includes the balances of Inversora de Autopistas del Sur
(c) Includes the balances of Inversora de Autopistas de Levante
(d) Includes the balances of Algarve BV
(e) Relates to the London underground upkeep contract of Tube Lines Ltd, in which Amey, Plc holds an interest.

The following table contains a breakdown of the other companies' financing profit/(loss), distinguishing between pure financing results attributable to each company's debts and the other items that make up financial results:

Thousand euro	2006	2005	% Change
Interest income on financial assets	40,850	25,814	58.2%
Interest expense on financial liabilities	-154,062	-28,264	445.1%
Fair value gains on derivative financial instruments	17,941	14,789	21.3%
Fair value losses on derivative financial instruments	-1,459	-5,878	-75.2%
Exchange differences	-3,994	-2,475	61.4%
Late-payment interest and other costs charged to customer	19,950	16,656	19.8%
Cash discounts on purchases	5,809	5,280	10.0%
Guarantee deposits	-5,006	-4,690	6.7%
Other	-15,434	-5,407	185.5%
Total financial results of other companies	**-95,405**	**15,826**	**-702.8%**

30. Other profit and loss

The main transactions included in this caption for 2006 are set out below:

- Sale of shareholding in Europistas CESA:
- Sale by Cintra, S.A. of all its shares in Europistas C.E.S.A. (32.48% interest), generating a consolidated profit of 199,763 thousand euro.
- Sale of shareholding in Bristol airport:

In December 2006, Macquarie Airports exercised its purchase option on the 50% interest held by Ferrovial Aeropuertos in Bristol airport, under the agreement reached with Ferrovial Infraestructuras on 29 March 2006. This transaction generated a profit of 221,097 thousand euro.

31. Consolidated income before income tax

Set out below are movements in consolidated income before income tax by business segment:

Thousand euro	2006		2005		% Change
	Profit/ (loss)	Margin	Profit/ (loss)	Margin	
Construction	327,483	6.36%	244,039	5.56%	34.19%
Infrastructures	122,052	4.17%	(17,024)	-2.24%	816.90%
Services	238,143	5.54%	179,149	5.60%	32.93%
Other and adjustm.	(9,835)	-51.59%	39,462	145.52%	-124.92%
Total	**677,843**	**5.49%**	**445,626**	**5.36%**	**52.11%**

32. Consolidated income from continuing operations

Set out below are movements in Profit from continuing operations by business segment:

Thousand euro	2006		2005		% Change
	Profit/ (loss)	Margin	Profit/ (loss)	Margin	
Construction	214,472	4.17%	156,750	3.57%	36.82%
Infrastructures	131,626	4.50%	(8,029)	-1.06%	1,739.18%
Services	170,404	3.96%	126,241	3.94%	34.98%
Other and adjustm.	(9,941)	-52.15%	32,925	121.42%	-130.19%
Total	**506,561**	**4.10%**	**307,887**	**3.70%**	**64.53%**

33. Net income from discontinued operations

This caption relates to the operating profit for the year and the profit from the sale of the Ferrovial Group's Real Estate Division (with the exception of the business in Poland), under the agreement concluded with Promociones Habitat, S.A. on 28 December 2006.

Under this agreement, Ferrovial sold all the shares of its subsidiary Ferrovial Inmobiliaria, S.A. (except for the above-mentioned business in Poland) for a price of 1,600,000 thousand euro.

Of the total price of 1,600,000 thousand euro, 200,000 thousand euro was collected when the sale agreement was concluded (40,000 thousand euro relating to the price and 160,000 as a dividend payment), the amount of 1,150,000 thousand euro was deferred to the date on which authorisation was obtained from the competition authorities (authorisation was granted on 20 February 2007) and the sum of 250,000 thousand euro was deferred to five years.

In parallel to that transaction, Ferrovial undertook to pay in capital for a capital increase of 125,000 thousand euro in Promociones Habitat to obtain a 20% interest in this company."

The gain generated by the transaction, net of taxes, amounted to 765,490 thousand euro. This figure already includes the impact of the elimination of 20% of the profit, as the Ferrovial Group will continue to hold an indirect interest equal to Ferrovial Inmobiliaria's shareholding in Promociones Habitat, S.A. The operating profit from discontinued operations recognised in the consolidated income statement, the profit from the sale of these operations and related cash flows are analysed below:

Thousand euro	2006	2005
Revenues	887,352	833,607
Expenses	(733,464)	(714,673)
Profit before income tax	153,888	118,934
Income tax expense	(46,022)	(39,506)
Net income attributable to discontinued operations	**107,866**	**79,428**
Consolidated income before income tax	909,012	--
Taxes	(143,522)	--
Income from sale of discontinued operations	**765,490**	**--**
Total income from sale of discontinued operations	**873,356**	**79,428**
Cash flows from operating activities	100,164	61,415
Cash flows from investing activities	575,678	(21,059)
Cash flows from financing activities	(748,363)	(35,062)
Total cash flows	**(72,521)**	**5,294**

34. Earnings per share

34.1. Basic earnings per share

Basic earnings per share are calculated by dividing the net profit for the year attributed to the Group by the weighted average number of outstanding shares for the year, excluding the average number of treasury shares held during the year.

Set out below is the calculation of basic earnings per share from continuing operations and from continuing and discontinued operations:

Basic earnings per share from continuing operations:

	2006	2005
Net Income from continuing operations attributed to the company's equity holders (thousand euro)	**552,385**	**336,424**
Weighted average number of outstanding shares (thousand shares)	140,265	140,265
Less average number of treasury shares (thousand shares)	(197)	(211)
Average number of shares to determine basic earnings per share	**140,068**	**140,054**
Basic earnings per share (euro)	**3.94**	**2.40**

Basic earnings per share from discontinued operations:

	2006	2005
Net Income from discontinued operations attributed to the company's equity holders (thousand euro)	**873,356**	**79,428**
Weighted average number of outstanding shares (thousand shares)	140,265	140,265
Less average number of treasury shares (thousand shares)	(197)	(211)
Average number of shares to determine basic earnings per share	**140,068**	**140,054**
Basic earnings per share (euro)	**6.24**	**0.57**

Basic earnings per share attributed to the parent company:

	2006	2005
Net Income attributable to the company's equity holders (thousand euro)		**415,852**
Weighted average number of outstanding shares (thousand shares)	140,265	140,265
Less average number of treasury shares (thousand shares)	(197)	(211)
Average number of shares to determine basic earnings per share	**140,068**	**140,054**
Basic earnings per share (euro)	**10.18**	**2.97**

34.2. Diluted earnings per share

Diluted earnings per share are calculated by adjusting the weighted average number of outstanding ordinary shares to reflect the conversion of all potentially dilutive ordinary shares. For such purposes, conversion is deemed to take place at the start of the period or when the potentially dilutive ordinary shares are issued, where they have become outstanding during the period in question.

At 31 December 2006 and 2005, the Group has no potentially dilutive ordinary shares, since no convertible shares have been issued and the share-based or stock option-based remuneration plans addressed in Notes 37 and 38, respectively, will not entail any capital increase for the Group, as explained in those notes. Consequently, no dilutive impact is envisaged when employee rights under the plans are exercised.

35. Cash flow

The cash flow statement that forms part of these financial statements has been prepared in accordance with IAS 7.

The cash flow statement explains the overall variance in the Group's consolidated cash resources, including all its businesses and infrastructure project companies, as defined in Note 2.

Consequently, reported cash flows from operating activities relate to all the operating activities, including those of infrastructure project companies (basically revenues collected less operating expenses), and cash flows from investing activities include all investments in property, plant, equipment and intangible assets, including investments in infrastructure project assets.

This notwithstanding, in order to provide a more appropriate explanation of the cash resources generated by the Group, a distinction is made (as in prior years) between:

a) Cash flows generated by the Group's businesses, where infrastructure project companies are treated as financial investments and therefore the relevant shareholdings are included in cash flows from investing activities and the returns obtained from those investments (dividends and other revenues) are included in cash flows from operating activities. These cash flows are henceforth referred to as cash flows excluding infrastructure projects.
b) Cash flows obtained by the infrastructure project companies, including activity and financing flows derived from those companies' operations.

As may be observed in the accompanying tables, the sum of the two segments is the Group's overall cash flow, after eliminating, through the adjustments column, the dividends received from concession holder companies, which are consolidated using the full and proportionate methods (313,383 thousand euro in 2005 and 188,277 thousand euro in 2006), and the investments made in their capital (392,571 thousand euro in 2005 and 4,108,757 thousand euro in 2006).

	Year 2006			
Thousand euro	Cash flow (excluded infrastructure projects)	Cash flow (infrastructure projects)	Adjustments	Consolidated cash flow
Gross operating results	782,818	1,541,473	0	2,324,291
Dividend received	188,277	0	-150,524	37,753
Income tax payment	-60,223	-63,521		-123,744
Changes in receivable and other	-204,150	-155,002	0	-359,152
Cash flow from discontinued operations	100,164		0	100,164
Cash flow from operating activities	**806,886**	**1,322,950**	**-150,524**	**1,979,312**
Investments in property, plant and equipment and intangible assetis	-215,397	0	0	215,397
Investment in infrastructure projects	0	-18,060,818	0	-18,060,818
Non-current financial investments	-4,210,515	0	4,108,757	-101,758
Disposals	408,699	0	0	408,699
Cash flow from discontinued operations	777,638	0	0	777,638
Cash flow from investment activities	**-3,239,575**	**-18,060,818**	**4,108,757**	**-17,191,636**
Cash flow from activities	**-2,432,689**	**-16,737,869**	**3,958,233**	**-15,212,325**
Proceed from equity and minority interests	0	6,734,491	-4,108,757	2,625,734
Payment of dividends to parent company	-133,201	0	0	-133,201
Payment of minority interest dividends to associates	-14,247	-228,399	150,524	-92,121
Other movements in equity	1,319	0	0	1,319
Cash flow from shareholders and minority interests	**-146,128**	**6,506,092**	**-3,958,233**	**2,401,731**
Interest paid	-149,697	-1,051,764	0	-1,201,461
Increase in bank borrowing	3,701,907	11,915,019	0	15,616,926
Decrease in bank borrowing	-411,361	-473,126	0	-884,487
Interest received	40,850	184,862	0	225,712
Cash flow from discontinued operations	-748,363			-748,363
Cash flow from financing activities	**2,287,208**	**17,081,084**	**-3,958,233**	**15,410,059**
Change in cash and cash equivalents	**-145,480**	**343,216**	**0**	**197,736**
Opening cash and cash equivalents	1,572,170	723,208		2,295,378
Closing cash and cash equivalents	1,426,690	972,552		2,399,242
Impact of exchange rate on cash and cash equivalents	0	93,872		93,872

Thousand euro	Year 2005 Cash flow (excluded infrastructure projects)	Cash flow (infrastructure projects)	Adjustments	Consolidated cash flow
Gross operating results	674,213	456,387	0	1,130,600
Dividend received	351,347	0	-313,383	37,964
Income tax payment	-58,497	-34,099		-92,596
Changes in receivables and other	122,007	-39,809	0	82,197
Cash flow from discontinued operations	61,415		0	61,415
Cash flow from operating activities	**1,150,485**	**382,479**	**-313,383**	**1,219,580**
Investments in property, plants and equipment and intangible assetis	-312,311	0	0	-312,311
Investment in Infrastructure projects	0	-2,324,315	0	-2,324,315
Non-current financial investments	-1,292,233	0	392,571	-899,662
Dispossals	217,712	0	0	217,712
Cash flow from discontinued operations	-21,059	0	0	-21,059
Cash flow from investment activities	**-1,407,891**	**-2,324,315**	**392,571**	**-3,339,635**
Cash flow from activities	**-257,406**	**-1,941,836**	**79,188**	**-2,120,055**
Proceeds from equity and minority interests	0	712,941	-392,571	320,370
Payment of dividends to parent company	-120,921	0	0	-120,921
Payment of minority interest dividend to associates	-11,391	-480,039	313,383	-178,047
Other movements in equity	-265	0	0	-265
Cash flow from shareholders and minority interests	**-132,577**	**232,902**	**-79,188**	**21,137**
Interest paid	-28,231	-455,650	0	-483,881
Increase in bank borrowings	1,216,833	3,013,492	0	4,230,325
Decrease in bank borrowings	-639,689	-833,609	0	-1,473,298
Interest received	25.636	52.808	0	78,444
cash flow from discontinued operations	-35,062			-35,062
Cash flow from financing activities	**406,910**	**2,009,942**	**-79,188**	**2,337,664**
Change in cash and cash equivalents	**149,504**	**68,106**	**0**	**217,610**
Opening cash and cash equivalents	1,422,666	609,939		2,032,605
Closing cash and cash equivalents	1,572,170	723,208		2,295,378
Impact of exchange rate on cash and cash equivalents	0	-45,164		-45,164

EBITDA is calculated as the sum of operating profit, depreciation, amortisation and provisions.

The difference between the financial profit/(loss) recognised in the income statement and the adjustment to the profit/(loss) from financing that appears in the cash flows from operating activities in the cash flow statement (17,807 thousand euro) is due to related financial collections and payments that are unrelated to the financing.

a) Cash flows excluding infrastructure projects

In 2006, cash flows were significantly affected by the large volume of investments (4,425,933 thousand euro), relating mainly to the acquisitions of the British company BAA (3,672,098 thousand euro) and the Indiana Toll Road (302,892 thousand euro) in the Infrastructures segment, as well as to the acquisition of the professional services company Owen Williams in the United Kingdom (35,736 thousand euro, of which 10,976 thousand euro was in cash), in the Services segment. The above effects were partially offset by collections from the sale of the shareholdings in Europistas (237,484 thousand euro) and Bristol airport (149,821 thousand euro) in the Infrastructures segment; and by the first collection from the sale of Ferrovial's Real estate business (200,000 thousand euro).

Cash flows from operating activities

Movements in cash flows from operating activities by business segment in 2006 and 2005 are set out below:

	Cash flow from operating activities	
	31/12/2006	31/12/2005
Construction	173,774	501,678
Infrastructures	250,699	414,328
Real state	100,164	61,415
Services	216,336	169,441
Other companies	65,913	3,621
Total	**806,886**	**1,150,483**

In the Construction Division, cash flows from operating activities declined significantly due to the positive impact on 2005 flows of the collection of prepayments relating to certificates for the Ocaña-La Roda and R-4 toll roads (181,800 thousand euro), in addition to the increase in the average collection period and in taxes paid in 2006.

In the Infrastructures Division, cash flows from operating activities (250,421 thousand euro) include the sum of 181,632 thousand euro in dividends and refunds of equity from the toll road and airport infrastructure project companies, a breakdown of which is included in the accompanying table. The remaining flows relate mainly to the car park business (approximately 46,000 thousand euro), net tax collections and other collections and payments pertaining to the Infrastructure Division's parent companies.

Dividends and equity distribution

	31/12/2006	31/12/2005
Europistas	4,098	4,591
ETR-407	3,829	929
Sidney	33,655	37,503
Autema	11,467	10,594
Ausol	37,271	6,123
Aparcamientos		518
Algarve	3,322	
M-45	2,611	4,214
Temuco Río Bueno	9,792	5,584
Total dividendos	**106,045**	**70,056**
ETR-407	43,257	26,852
M-45		596
Chicago		166,235
Bristol		87,608
Temuco Río Bueno	25,495	
Talca Chillán	6,835	
Total devoluciones de fondos propios	**75,587**	**281,291**
Total	**181,632**	**351,347**

As shown in the above table, cash flows from operating activities include both dividends received and equity reimbursed, which is treated as investment returns because it is not generated by the sale of any share of the relevant business.

In the Services segment, cash flows from operating activities include a dividend of 6,645 thousand euro (+1,997 thousand euro with respect to 2005) paid out by the London underground concession holder (Tube Lines), in which Amey has a 66.6% interest. Set out below is a breakdown of cash flows from operating activities for the core activities of the Services Division:

Thousand euro	Urbanos y Residuos	Amey (*)	Other services	Services
Gross operating results	144,214	90,905	93,560	328,679
Income tax payment	-9,728	2,321	-2,809	-10,216
Dividend Tube Lines		6,645		6,645
Variation working capital	-34,766	-36,493	-37,513	-108,772
Cash flow from operating activities	**99,720**	**63,378**	**53,238**	**216,336**

(*) EBITDA does not include the shareholding in Tubelines, which is treated as a non-current financial asset for cash flow purposes.

Cash flows in the **Real Estate Division** in 2006 are included in cash flows from discontinued operations and adjustments have been made to the 2005 figures for consistency.

As compared with 2005, cash flows increased due to the reduction in the volume of Construction payments during the year. In 2006, investments in land totalled 296,571 thousand euro (53,414 million euro in Poland), of which 114,104 thousand euro was paid during the year and 182,467 thousand euro is payable in subsequent years (the remainder relates to swaps or payments made prior to 2006).

Cash flows relating to payments for land in 2006 totalled 272,672 thousand euro, of which 114,104 thousand euro relates to investments during the year, as indicated, 92,877 thousand euro relates to deferred payments on prior-year investments and 65,691 thousand euro relates to advance payments for future years. Excluding payments for land during the period, cash flows from operating activities amount to 372,864 thousand euro.

Cash flows from investment activities

The following table contains a breakdown of cash flows from investing activities by business segment, indicating cash outflows for investments made and cash inflows resulting from divestment:

Thousand euro	Investment	Disvesment	Cash flow from investing
Construction	-60,015	3,033	-56,982
Infrastructure	-4,156,471	399,663	-3,756,808
Real State	-1,982	577,660	575,678
Services	-204,186	6,003	-198,183
Other	-3,257	199,978	196,721
Total	**-4,425,911**	**1,186,337**	**-3,239,574**

The most significant items are the cash flows generated in the Infrastructures Division by capital investments in infrastructure projects (-4,108,757 thousand euro), as analysed below.

Cash flow from infraestructure projects

	31/12/2006	12/31/2005
BAA	3,672,098	
Talca Chillán	3,184	
Indiana	302,892	
Chicago Skyway		374,793
Autostrada per la Lombardia	1,700	
Azores	9,243	
Madrid Levante	22,000	13,959
R-4	27,465	
Nea Odos (Grecia)	1,667	
Eurolink	28,050	
M-203	40,458	3,819
Total	**4,108,757**	**392,571**

In the Services Division, the most significant investments were the acquisition of Owen Williams (35,736 thousand euro, of which 46,712 thousand euro relates to the payment for the purchase of the shares, and 10,976 thousand euro relates to cash contributed that must also be treated as an investment in accordance with IFRS) and the investment made in Madrid Calle 30 (17,250 thousand in capital and 21,562 thousand euro in subordinated debt). The remainder of the division's investment relates to non-current assets.

No significant investment was made by the Construction Division and the entire amount relates to non-current assets, mainly machinery.

The main divestments relate to the positive flows obtained from the sale of shares in Europistas (237,484 thousand euro) and in Bristol airport (149,821 thousand euro), as well as the flow from the sale of Ferrovial's Spanish real estate business (200,000 thousand euro) in December. In the Real estate segment, the impact of the exclusion of the debt from Ferrovial's scope of consolidation (577,660 thousand euro) is also recognised.

Cash flows from financing activities

Within cash flows from shareholders and minority interest, dividend flows include both dividends paid to the shareholders of Grupo Ferrovial, S.A. (-133,200 thousand euro), and dividends paid to Cintra's minority shareholders (-14,247 thousand euro) in 2006.

Cash flows from financing activities also include interest paid, which was considerably higher than the figure for 2005 due to the increase in borrowings.

Set out below is a breakdown of the Group's cash flows by segment, excluding infrastructure project companies:

Year 2006	**Construction**	**Infrastructures**	**Real State**	**Services**	**Other**	**Group**
Cash flow from operating activities	**173,774**	**250,699**	**100,164**	**216,336**	**65,913**	**806,886**
Investment	-60,015	-4,156,471	-1,982	-204,186	-3,258	-4,425,912
Disvestment	3,033	399,663	577,660	6,003	199,978	1,186,337
Cash flow from investment activities	**-56,982**	**-3,756,808**	**575,678**	**-198,183**	**196,721**	**-3,239,574**
Cash flow from operations	**116,792**	**-3,506,109**	**675,842**	**18,153**	**262,634**	**-2,432,688**
Proceeds from capital and minority interests						0
Payment of dividends to parent company	-140,408		-27,793		35,000	-133,201
Payment of minority interest to associates	0	-14,247				-14,247
Other movements in shareholders' equity	-51,994	574,625	102,449	324,047	-947,807	1,320
Cash flow from shareholders and minority interest	**-192,402**	**560,378**	**74,656**	**324,047**	**-912,807**	**-146,128**
Interest paid	-6,420	-87,951	-24,015	-59,586	-37,442	-215,414
Variation of bank borrowings	269,067	2,900,592	-737,163	-312,366	447,437	2,567,567
Interest receive	46,923	9,278	1,479	9,072	14,431	81,183
Cash flow from financing activities	**117,168**	**3,382,297**	**-685,043**	**-38,833**	**-488,382**	**2,287,208**
Change in cash and cash equivalents	**233,960**	**-123,812**	**-9,201**	**-20,680**	**-225,747**	**-145,480**
Opening cash and cash equivalents	2,017,180	543,474	34,879	175,336	-1,198,699	1,572,170
Closing cash and cash equivalents	2,251,140	419,662	25,678	154,656	-1,424,446	1,426,690

Year 2005	Construction	Infrastructures	Real state	Services	Other	Group
Cash flow from operating activities	**501,678**	**414,328**	**61,415**	**169,441**	**3,622**	**1,150,484**
Investment	-261,133	-418,058	-21,814	-923,105	-2,248	-1,626,358
Disvestment	23,469	41,479	755	7,869	144,895	218,467
Cash flow from investment activities	**-237,664**	**-376,579**	**-21,059**	**-915,236**	**142,647**	**-1,407,891**
Cash flow from operations	**264,014**	**37,749**	**40,356**	**-745,795**	**146,269**	**-257,407**
Proceeds from capital and minority interests						0
Payment of dividends to parent company	-129,170		-23,969	-347	32,565	-120,921
Payment of minority interest to associates	0	-11,391				-11,391
Other movements in shareholders' equity	-12,929	-18,782	25,816	5,630		-265
Cash flow from shareholders and minority interest	**-142,099**	**-30,173**	**1,847**	**5,283**	**32,565**	**-132,577**
Interest paid	-2,874	-8,231	-19,507	-35,403	-23,526	-89,541
Variation of bank borrowings	38,164	-48,087	-16,174	883,143	-296,772	560,274
Interest receive	36,822	9,015	1,314	3,326	18,275	68,752
Cash flow from financing activities	**-69,987**	**-77,476**	**-32,520**	**856,349**	**-269,458**	**406,908**
Change in cash and cash equivalents	**194,027**	**-39,727**	**7,836**	**110,554**	**-123,189**	**149,501**
Opening cash and cash equivalents	1,823,153	583,201	27,043	64,782	-1,075,510	1,422,669
Closing cash and cash equivalents	2,017,180	543,474	34,879	175,336	-1,198,699	1,572,170

Cash flows of infrastructure projects

When preparing cash flow information for the infrastructure project companies, only the companies consolidated using the full or proportionate methods have been considered, by including 100% of fully-consolidated company flows and the proportional part of the flows of companies consolidated using the proportionate method, as reflected in the balance sheet. Set out below is a breakdown of the main items that explain the companies' net cash position:

Thousand euro	2006	2005
Gross operating results	1,541,473	456,387
Income tax payment	-63,521	-34,099
Changes in recivables, payables and other	-155,002	-39,809
Cash flow from operating activities	**1,322,950**	**382,479**
Investment	-18,060,818	-2,324,315
Cash flow from investment activities	**-18,060,818**	**-2,324,315**
Cash flow from activities	**-16,737,869**	**-1,941,836**
Proceeds from equity and minority interest	6,734,491	712,941
Payment of dividends to parent company	0	0
Payment of dividends to minority interest dividends to associat	-228,399	-480,039
Other movements in equity	0	0
Cash flow from shareholders and minority interest	**6,506,092**	**232,902**
Interest paid	-1,051,764	-455,650
Increase in bank borrowings	11,915,019	3,013,492
Decrease in bank borrowings	-473,126	-833,609
Interest received	184,862	52,808
Cash flow from discontinued operations	0	0
Cash flow from financing activities	**17,081,084**	**2,009,942**
Change in cash and cash equivalents	**343,216**	**68,106**
Opening cash and cash equivalents	723,208	609,939
Closing cash and cash equivalents	972,552	723,208
Impact of exchange rate on cash and cash equivalents	93,872	-45,164

Cash flows from operating activities

Cash flows from operating activities of the concession holder companies relate basically to cash inflows of operational projects, although they also include VAT refunds and payments relating to projects under construction. The following table analyses cash flows from operating activities of infrastructure project companies:

Cash flow from operating activities of Infraestructure projects

Thousand euro	31/12/2006
Autopistas	503,496
BAA	690,031
Resto aeropuertos	22,086
Proyectos Servicios	107,336
Total infraestructure projects	**1,322,950**

(*) Cash flows from concession holder companies in the Services segment consists of the flows of the Amey concession holders, the most significant being the London underground concession holder Tubelines.

Cash flows from investing activities

Cash flows from investing activities include both the payment derived from the acquisitions completed (all payments made to buy the assets, financed by capital and additional debt, and the capex payments made by the infrastructure project companies.

In 2006 the most relevant flow relates to the acquisition of BAA, amounting to 14,595,363 thousand euro, the amount of the payment made for the company's shares (15,614,812 thousand euro), less pre-existing cash at the acquisition date (1,019,449 thousand euro).

Additionally, during the six months following the acquisition, the company made investments in non-current assets (capex) amounting to 1,055,349 thousand euro.

In the Toll roads activity, the main flow relates to the investment made in 2006 to acquire the Indiana Toll Road (-1,531,534 thousand euro, of which 1,294,500 thousand euro relates to the acquisition of the assets). The remainder relates to investments in non-current assets during projects in the construction phase in 2005 and 2006, the most significant being the Ocaña-La Roda and Norte Litoral roads.

In the Services Division, investment flows include the non-current portion of the account receivable in relation to Tubelines.

The following table contains a breakdown of the investment flows of each project, distinguishing between acquisitions and the companies' capex investment:

Cash flow from investment operations of Infraestructure projects

Thousand euro	31/12/2006
ETR 407	63,030
Chicago	27,933
Indiana	237,035
Toll Roads Chile	61,748
Toll Roads España	290,751
Toll Roads Portugal	31,251
N4/N6	18,065
Azores	15,817
Lombardía	815
BAA	691,349
Other airport	6,441
Services	362,720
Total Capex Investments	**1,806,955**
Indiana	1,294,500
BAA	14,959,363
Total Aquisition Investments	16,253,863
Total investment in infraestructure projects	**18,060,818**

Cash flows from financing activities

Cash flows from shareholders and minority interest relate to dividends paid and equity reimbursed by the concession holder companies to their shareholders, as well as amounts received by these companies for capital increases. In the case of fully-consolidated concession holder companies, the figures relate to 100% of the amounts paid and received, irrespective of the Group's interest in each company. No dividend or equity reimbursement is included in relation to equity-consolidated companies. The following table contains a breakdown of equity reimbursed and dividends paid by each company:

Thousand euro	31/12/2006	12/31/2005
ETR-407	94,327	52,191
Autema	15,036	13,888
Ausol	46,588	7,203
M-45	2,610	4,810
Bristol		87,608
Temuco Río Bueno	48,918	7,445
Talca Chillán	10,109	
Algarve	4,165	
N4/N6		
Chicago		302,245
Services (Tube Lines)	6,645	4,648
Total	**228,399**	**480,039**

Finally, cash flows from financing activities relate to interest paid by the concession holder companies, plus other commissions and costs closely related to the obtainment of financing. These flows consist of interest expense for the period and other items that directly affect net debt for the period. This amount does not match the financing results reflected in the income statement, mainly due to differences between the accrual and payment of interest by the highway companies ETR-407 and Chicago Skyway.

36. Directors' remuneration

36.1. Process for determining the board of directors' remuneration (board regulations)

The Nomination and Remuneration Committee is responsible for proposing to the Board of Directors the system for and amount of annual Directors' remuneration.

The proposal is submitted for the consideration and approval of the Board of Directors and, where required by law, for the approval of the Annual General Meeting.

The Annual Report also provides detailed information on the remuneration system and remuneration for the year.

36.2. Provisions of the company's bylaws and applicable regulations governing directors' remuneration

Article 25 of the Articles of Association regulates Directors' remuneration as follows:

1. "The Board members shall receive an overall sum for the performance of their duties equal to 3% of the consolidated profit for the year attributable to the company. The Board may opt not to apply the entire share in profits in a given year, where deemed fit, in which case the directors shall accrue no rights in respect of the portion not applied. In any event, this share in the company's profits may only be applied after having fulfilled the requirements of Article 130 of the Companies Act.
   The limits provided in the preceding paragraph notwithstanding, remuneration may take the form of shares or share options, or rights referenced to the value of the company's shares.
2. The Board of Directors shall be responsible for determining the form and amount of the fixed share to be distributed among its members each year. This may be carried out individually on the basis of each director's contribution to the Board's work.
3. The remuneration envisaged in this article shall be compatible with and separate from the wages, remuneration, indemnities, pensions, share options or remuneration of any kind provided on a general or specific basis for the executive Board members, irrespective of whether they are related to the company under ordinary or special senior executive employment contracts, commercial contracts or contracts for services, all of which shall be compatible with a company directorship.
4. The company may take out third-party liability insurance for its directors."

Article 31 of the Board Regulations states the following:

- In order to calculate Board remuneration as a percentage of profits for the year, and verify that such remuneration is within the maximum limit stipulated, any qualifications included in the external auditor's report having an estimated significant effect on the income statement for the year shall be considered in any event.
- The Board may likewise establish objective criteria for determining remuneration and apply all or part of the remuneration to purchase company shares, which it did under a resolution adopted on 26 February 2003 and partially amended on 26 March 2004.

36.3. 2006 remuneration system for the Board of Directors

a. Remuneration provided by the Company bylaws (per diems)

The 2006 system contains no changes with respect to the 2005 and 2004 system, which was approved by the Board, subject to a report from the Nomination and Remuneration Committee, on 22 February 2006.

The system provides a total fixed annual remuneration for all the directors with respect to the per diems and bonuses provided by the Articles of Association, amounting to 1,200,000 euros per annum since 2004, subject to the maximum of 3% of the company's consolidated profits (as stipulated by Article 25 of the Articles of Association) and the approval of the financial statements.

This amount is paid as follows:

- PER DIEMS: Per diems are paid for attendance at meetings of the Board and its executive or advisory committees. The following amounts have not changed since 2004:
  - A gross sum of 3,250 euros for attending Board meetings.
  - A gross sum of 2,000 euros for attending Executive Committee meetings;
  - A gross sum of 1,500 euros for attending meetings of the Audit and Control and Nomination and Remuneration Committees.
  - The per diems received by the Chairpersons of the three committees (Executive, Audit and Control and Nomination and Remuneration) are twice the above-mentioned amounts.

Per diems for 2006 totalled 596 thousand euro. In 2005, per diems amounted to 644 thousand euro.

- DISTRIBUTION OF THE SURPLUS: After deducting per diems paid, the agreed fixed remuneration of 1,200,000 euros was reduced to 556 thousand euro. This surplus was divided into 13 parts by applying to the quotient the following factors to determine the allocation of individual amounts: Board Chairperson: *2; First Vice-Chairperson *1.75; Second Vice-Chairperson *1.25 and rest of directors *1.
- The amounts for each Board member are set out below:

	2006			2005		
	Per diems of the Board, Executive Comm. & Advisory Committees	Allocation of Surplus	Total	Per diems of the Board, Executive Comm. & Advisory Committees	Allocation of Surplus	Total
Mr Rafael del Pino y Calvo-Sotelo	67,000.00	92,961.54	159,961.54	78,250.00	85,500.00	163,750.00
Mr Santiago Bergareche Busquet	63,750.00	81,341.35	145,091.35	71,750.00	74,812.50	146,562.50
Mr Jaime Carvajal Urquijo	65,000.00	58,100.96	123,100.96	59,500.00	53,437.50	112,937.50
Mr Joaquín Ayuso García	53,000.00	46,480.77	99,480.77	60,250.00	42,750.00	103,000.00
Mr Fernando del Pino y Calvo-Sotelo	42,500.00	46,480.77	88,980.77	58,250.00	42,750.00	101,000.00
Portman Baela S.L.	38,750.00	46,480.77	85,230.77	42,250.00	42,750.00	85,000.00
Casa Grande de Cartagena S.L (9 months as director)	28,750.00	34,860.58	63,610.58	49,750.00	42,750.00	92,500.00
Mr Juan Arena de la Mora	46,000.00	46,480.77	92,480.77	51,000.00	42,750.00	93,750.00
Mr Santiago Eguidazu Mayor	58,750.00	46,480.77	105,230.77	63,250.00	42,750.00	106,000.00
Mr Gabriele Burgio	57,000.00	46,480.77	103,480.77	49,750.00	42,750.00	92,500.00
Ms María del Pino y Calvo-Sotelo (3 months as Director)	20,250.00	11,620.19	31,870.19	-	-	-
Mr José María Pérez Tremps	55,000.00	46,480.77	101,480.77	60,250.00	42,750.00	103,000.00
Total	**595,750.00**	**604,250.00**	**1,200,000.00**	**644,250.00**	**555,750.00**	**1,200,000.00**

The sum of remuneration consisting of per diems and bonuses provided by the Articles of Association for all the members of the Board of Directors is equal to 0.084% of the profit attributed to the parent company (excluding the profit from the divestment of the real estate business, this would be 0.18%). In 2005 the figure was 0.288%.

Application of remuneration to purchase company shares: In 2006, the obligation to employ the Directors' remuneration (per diems and bonuses) to purchase the company's shares remains in force. Shares purchased during the same calendar year may only be sold once three full financial years have elapsed as from the year of purchase.

b. Executive Directors' remuneration

The three Executive Board Directors accrued the following total remuneration in 2006, in addition to the per diems and bonuses provided to all the Directors by the Articles of Association:

Thousand euro	2006	2005
Fixed remuneration	1,712	1,411
Variable remuneration	3,248	2,956,5
Options on shares and/or other financial instruments: exercise of remuneration rights linked to the share price; share-based remuneration systems [see section 5]	12,777	0

c. Remuneration for membership of other administrative bodies of Group or multi-group companies, or associates

The Executive and Non-Executive Board Directors of Grupo Ferrovial S.A., who are in turn members of the administrative bodies of other Group or multi-group companies, or associates, have received total overall remuneration of 52 thousand euro.

Remuneration for 2005 totalled 80 thousand euro.

d. Pension funds and plans or life insurance premiums

As in 2005, no contributions were made in 2006 to pension plans or funds for former or current members of the parent company's Board of Directors. No such obligations were incurred during the year.

As regards life insurance premiums, the parent company has policies for the Executive Board Directors covering death, for which premiums totalled 7.2 thousand euros in 2006. In 2005 premiums totalled 7.6 thousand euro.

No contributions have been made and no obligations incurred in respect of pension funds or plans for the Directors of Grupo Ferrovial S.A. that form part of other boards of directors and/or the executive management of Group or multi-group companies, or associates. No life insurance premiums have been paid in this respect. The situation has not changed since 2005.

e. Advances and loans

At 31 December 2006, no advances or loans have been granted to the Directors by the parent company or in relation to their participation in other administrative bodies and/or executive management of Group or multi-group companies, or associates. This was also the case at 31 December 2005.

36.4. Senior management remuneration

The parent company's senior managers that report directly to the Chairman or to the Chief Executive Officer accrued the following overall remuneration in 2006:

Thousand euro	2006	2005
Fixed remuneration	1,966	1,752
Variable remuneration	1,833	1,661
Options on shares and/or other financial instruments: exercise of remuneration rights linked to the share price; share-based remuneration system [see section 5] and stock option plans [see section 6]	3,932	7,142
Remuneration as members of administrative bodies of other Group or multi-group companies, or associates	11	42
Insurance premiums	11	9

During 2006 the parent company granted loans to senior management totalling 30 thousand euro and loan repayments amounted to 262 thousand euro. At 31 December 2006, the outstanding balance totalled 527 thousand euro. No loans were granted in 2005.

The above-mentioned remuneration relates to the following posts:

- Chief Financial Officer
- General Manager, Human Resources
- General Manager, Construction; although a change took place in February 2006 and the former manager remained at the company to April 2006.
- General Manager, Real estate
- General Manager, Services
- Manager of External Relations and Communication, to May 2006.
- Audit Manager
- Manager of Quality and Environment
- Communication Manager, from September 2006.

This does not include remuneration for senior managers who are also Executive Board Directors and have been addressed previously.

36.5. Share-based remuneration system (2000/2001)

In 2006 this share-based remuneration system for the company's senior managers, including the Executive Board Directors, authorised by the General Meetings held on 31 March 2000 and 30 March 2001, was cancelled.

Under this system, the holder of the rights was entitled to collect the amount by which the company's share price rose in the stock market from the grant date to the exercise date. The rights could only be exercised after three years and within six years as from the grant date. This right and the specific amount receivable were subject to the obtainment of a minimum return on consolidated equity. The Spanish National Securities Market Commission (CNMV) was duly notified of the approval of this system and of the rights allocated to each beneficiary.

During 2006, the sums stated in the item "Options on shares and/or other financial instruments" in the table showing the remuneration of Executive Board Directors (section 3) and senior managers (section 4) were paid under this system. That table also contains the data for 2005.

It should be noted that the Ferrovial Group's share price rose by 330% from 31 December 2000 to 31 December 2005, and by 444% to 31 December 2006.

Additionally, in order to cover the potential impact on the parent company's equity of the exercise of rights under this (and other) remuneration systems, equity swaps were contracted with financial institutions at the grant date, whereby the parent company will receive an amount equal to the increase in the price of its shares when related compensation is paid and payments will not therefore affect the income statement.

36.6. Stock option plan (2004)

On 26 March 2004, the Annual General Meeting authorised a remuneration system consisting of a stock option plan for Executive Board Directors and senior managers reporting directly to the Board or to the Board committees.

Under this system, options are granted to purchase shares in Grupo Ferrovial, S.A. and may only be exercised after three and within six years of the grant date. They may not therefore be exercised until 2007 and are subject to the obtainment of a minimum return on consolidated equity.

Each option represents one share and the options that may be granted under the plan are limited to a maximum of 1,700,000 (equivalent to 1,700,000 shares or 1.21% of the share capital of Grupo Ferrovial, S.A.).

For the purposes of determining the option exercise price, the reference value of the parent company's shares is the listed price, calculated as the weighted average price for the twenty stock market sessions immediately prior to the option grant date. Specifically, the exercise price was set at 33.65 euros.

The system provides a premium of one (1) euro per share charged to the beneficiary.

Future increases in the value of the parent company's shares were hedged with a financial institution.

The CNMV was notified of this system and the individual allocations on 26 March, 31 March and 7 May 2004.

The options allocated to these persons account for between a maximum of 18.95% and a minimum of 0.95% of total options granted.

En 2006, in accordance with the special circumstances envisaged in the General Terms and Conditions of the Plan, options were exercised by the beneficiaries (former senior managers), giving rise to the benefits in kind presented in the section "Options on shares and/or other financial instruments: stock option plans", in section 4 on senior management remuneration.

36.7. Stock option plan (2006)

The Annual General Meeting held on 31 March 2006 authorised a remuneration system consisting of a Stock Option Plan for the Executive Board Directors and senior management, the terms of which are virtually identical to those of the plan described in the previous section of this note.

Under this system, options are also granted to purchase shares in Grupo Ferrovial, S.A. and may only be exercised after three and within six years of the grant date. They may not therefore be exercised until 2009 and are subject to the obtainment of a minimum return on consolidated equity.

Each option also represents one share and the options that may be granted under the plan are limited to a maximum of 950,000 (equivalent to 950,000 shares or 0.68% of the share capital of Grupo Ferrovial, S.A.).

As in the 2004 plan, for the purposes of determining the option exercise price, the reference value of the parent company's shares is the listed price, calculated as the weighted average price for the twenty stock market sessions immediately prior to the option grant date. Specifically, the exercise price is 65.92 euros, except for one of the participants who joined the plan at a later date, for whom the exercise price is 66.40 euros.

Unlike the previous plan, a premium of two (2) euros per share is charged to the beneficiary.

Future increases in the value of the parent company's shares were also hedged with a financial institution.

The number of options allocated under this plan to date fluctuates between a maximum of 196,600 and a minimum of 9,000.

The CNMV was notified of this system and the individual allocations on 31 March, 10 and 12 May and 3 November 2006.

36.8. Other information regarding remuneration

The parent company has entered into contracts with seven persons, all senior managers, including two Executive Board Directors, which provide the right to receive the indemnities referred to in Article 56 of the Labour Statute, in the event of unfair dismissal.

Additionally, in order to encourage loyalty and long service, deferred remuneration has been granted to seven senior managers, including two Executive Board Directors. This consists of an extraordinary payment that will only be made in any of the following circumstances:

- Senior manager leaves the company by mutual agreement at a certain age.
- Senior manager is dismissed unfairly or is encouraged to leave by the company without any cause for dismissal, prior to the date on which the executive reaches the initially agreed age, if higher than is stipulated in the Labour Statute.
- Senior manager's death or incapacity.

The parent company makes annual contributions to a group insurance savings policy to cover this incentive, as the policyholder and beneficiary. The contributions are quantified based on a certain percentage of each executive's total cash remuneration. In 2006 and 2005, contributions totalled 1,619 thousand euro and 1,442 thousand euro, respectively.

Finally, severance indemnities paid to senior managers total 1,735 thousand euro.

37. Share-based remuneration system

On 9 March 2001, the Board of Directors resolved to extend the share-based cash compensation referred to in the previous note on Directors' remuneration to a total of ninety-four executives of the Ferrovial Group, subject to the same regulations and procedures as were approved in 2000 and at a grant price of 17.60 euros. This remuneration system was extended in May 2001. The exercise period commenced in May 2004 and ran for three years.

The number of shares taken into account to calculate total remuneration for executives is as follows:

	Number of shares	
	2006	**2005**
Opening number of shares	**151,500**	**504,494**
Remuneration systems granted	-	-
Waivers and other	11,000	(2,994)
Compensation systems exercised	(115,500)	(350,000)
Closing number of shares	**47,000**	**151,500**

These remuneration systems are measured and recognised in the income statement as indicated in Note 2.4.18.

Equity swaps were contracted by the Ferrovial Group when these rights were granted (June 2000 and May 2001) in order to hedge against possible losses resulting from the exercise of the rights under these share-based remuneration systems. These hedges ensure that the Ferrovial Group will collect an amount equal to the increase in the share price when the remuneration is paid.

The hedge contracts are equity swaps whereby the financial institution undertakes to pay to the Ferrovial Group cash amounts equal to the return on the Group's share and the Group undertakes to pay the remuneration. The main features of the contract are as follows:

- The returns are calculated based on the same reference number of shares employed to calculate the remuneration.
- The price per share used to calculate the returns is the same as the reference price employed to calculate the increase in the share's value.
- The Ferrovial Group will pay a return to the financial institution calculated by applying the Euribor rate plus a spread to the result of multiplying the number of shares by the reference price.
- The financial institution will pay to the Ferrovial Group an amount equal to all the dividends generated by those shares.
- The Ferrovial Group may opt to partially or totally terminate the contract, in which case:
  - o If the share price is below the reference price at which the contract was concluded, the Ferrovial Group must pay the difference to the financial institution.
  - o If the share price is above the reference price, the Ferrovial Group will receive the difference between the two amounts.

For accounting purposes, these contracts are treated as derivative financial instruments, this being the general treatment afforded to this type of financial products (Note 2.4.8).

The following transactions and/or allocations took place in 2006 and 2005 in connection with the remuneration systems in force, in accordance with the accounting policies described in Note 2:

	2006	2005
Cash remuneration paid	5,179	10,957
Staff expenses incurred	1,024	7,130
Share-based liabilities relating to employees	1,205	16,006

38. Stock option remuneration plan

A. Remuneration systems consisting of options on shares in Grupo Ferrovial, S.A.

The following stock option plans relating to shares in Grupo Ferrovial, S.A. are currently in force:

Stock option plan (participants/grant date)	Number of options granted	Grant price (euro)
Ferrovial Group management / July 2003	1,800,000	24.23
Ferrovial Group senior management / April 2004	1,583,000	33.65
Amey-Cespa management / June 2004	130,000	34.04
Ferrovial Group management / October 2005	1,606,360	63.54
Cintra management / October 2005	93,640	63.54
Ferrovial Group senior management / May 2006	898,000	65.92
Extensions to Ferrovial Group management plans	192,300	24.23-66.40

The exercise period for all the above-mentioned stock option plans commences three years as from the option grant date and lasts for three years, provided certain minimum returns on the Group's consolidated equity are achieved.

The plan provides a premium per share charged to the beneficiary based on the option grant price. The reference value of the parent company's shares is the listed price, calculated as the weighted average price for the twenty stock market sessions immediately prior to the option grant date.

The reference number of shares used to calculate total remuneration for the executives is as follows, taking into account extensions to existing plans:

	Number of shares	
	2006	2005
Opening number of shares	**5,087,000**	**3,484,625**
Options granted	996,300	1,700,000
Waivers and other	(139,835)	(56,971)
Options exercised	(441,232)	(40,654)
Closing number of shares	**5,502,233**	**5,087,000**

These remuneration systems are measured and recognised in the income statement as indicated in Note 2.4.18.

As with the share-based compensation systems, when the options were granted the parent company contracted the same type of swaps as are described in the previous note on share-based compensation.

Amounts paid and received under the equity swap contracts (for these systems and the systems addressed in the previous note) total 6,080 thousand euro (4,115 thousand euro in 2005) and 8,900 thousand euro (4,347 thousand euro in 2005), respectively.

Staff expenses arising from these share-based remuneration systems at 31 December 2006 and 2005 totalled 10,855 thousand euro and 6,619 thousand euro, respectively, and were offset by the income from the relevant equity swaps referred to above.

The main assumptions used to value the plans granted in 2006 are set out below:

- Estimated time to exercise: 5 years.
- Participants leaving before and after the exercise period: 7%.
- Risk-free rate: 3.60%.
- Expected dividend: 1.54%.

B. Remuneration systems consisting of options on shares in Cintra, S.A.

There are also stock option plans for shares in Cintra, S.A., as listed below, the exercise periods and terms of which are the same as for the plans of Grupo Ferrovial, S.A. addressed previously:

Stock option plan (participants/grant date)	Number of options granted	Grant price (euro)
Cintra management / October 2005	885,891	10.40
Cintra senior management / May 2006	249,113	10.79
Cintra senior management / October 2006	61,424	11.62

As with the Ferrovial Group's share-based remuneration systems, when the options were granted Cintra contracted the same type of equity swaps as are described in the previous note on share-based remuneration systems.

Staff expenses arising at Cintra, S.A. from these share-based remuneration systems at 31 December 2006 and 2005 totalled 59 thousand euro and 751 thousand euro, respectively, and were offset by the income from the relevant equity swaps referred to above.

The main assumptions used to value the plans granted in 2006 are set out below:

- Estimated time to exercise: 5 years.
- Participants leaving before and after the exercise period: 7%.
- Risk-free rate: 3.60%.
- Expected dividend: 0.74 %.

39. Environmental policy

Any operation designed mainly to prevent, reduce or repair damage to the environment is treated as an environmental activity.

However, the Ferrovial Group's activities include cleaning roads, collecting and treating municipal solid waste, treating and controlling the quality of water, and other activities in which environmental services are rendered to third parties. Additionally, a large part of the Group's construction contracts include an environmental impact analysis and work to preserve, maintain and restore the environment.

The Ferrovial Group does not treat assets and costs related to the provision of the above-mentioned services as environmental items since the services are carried out for third parties. However, environmental claims and obligations are included, irrespective of whether they relate to the Group's own operations or services rendered to third parties.

Investments in environmental activities are measured at acquisition cost and capitalised when incurred as an increase in the cost of non-current assets, applying the methods described in Note 2.4 on Accounting policies.

Costs incurred to protect and improve the environment are taken to the income statement when incurred, irrespective of when the related monetary or financial flows take place.

Provisions for probable or certain environmental liabilities, litigation in progress and indemnities or other outstanding obligations not covered by insurance policies are recorded when the liability or obligation arises.

Environmental assets

The Cespa Group, which is mainly engaged in waste treatment and collection, owns environmental assets such as composting plants, sorting plants and biogas plants, as well as a number of vehicles used in its activities. Set out below is an analysis of these assets in 2006:

Thousand euro	Cost 31/12/06	Depreciation 31/12/06	Net value
Municipal waste collection	107,464	-65,659	41,805
Industrial waste collection	63,965	-42,943	21,022
Selective waste collection	10,114	-5,967	4,147
Cleaning	99,699	-60,787	38,911
Gardening	21,436	-13,289	8,147
Transfer plants	11,293	-4,432	6,862
Treatment plants	11,433	-4,935	6,498
Stabilisation treatment plants	4,918	-2,402	2,516
Evapo-condensation treatment pl.	4,586	-1,882	2,704
Inertisation treatment plants	444	-282	161
Hospital waste treatment plants	7,619	-4,063	3,555
Treatment and composting plants	23,926	-9,724	14,202
Threshing and recycling plants	20,605	-6,274	14,331
Landfills	114,871	-52,066	62,805
Total	**502,372**	**-274,705**	**277,668**

The rest of the Ferrovial Group's environmental assets relate to the investment made in the toll road activities, the purpose being to analyse environmental impact and protect the environment. The amount capitalised relates mainly to the investment made by Autopista del Sol, C.E.S.A. in landscape recovery, sound impact studies and other general activities. Throughout the construction of the Malaga-Estepona and Estepona-Guadiaro sections, the company included in non-current assets the cost of all the measures implemented to protect the environment, amounts that have been fully capitalised as an increase in the toll road investment.

Thousand euro	2006	2005
Málaga-Estepona section	26,251	26,251
Estepona-Guadiaro section	4,285	4,285
Total capitalised by Autopista del Sol, C.E.S.A.	30,536	30,536

The company also incurred other environmental protection costs totalling 772 thousand euro for the account of the authorities (772 thousand euro in 2005).

The company recognises property, plant and equipment consisting of machinery and vehicles used in activities designed to protect and improve the environment. This work is performed by the company's own employees and by external specialists.

Additionally, the company Eurolink Motorway, which was awarded a concession to build and operate a motorway in Ireland, recognises environmental assets totalling 14,986 thousand euro (13,502 thousand euro in 2005), net of depreciation.

Environmental expenses

The main ordinary environmental expenses may be divided into the following categories:

- Studies
- Training expenses
- Own staff expenses
- Facility maintenance expenses
- Research and development expenses

The environmental expenses of the Infrastructures business in 2006 are set out below:

Thousand euro	2006
Autopista del Bosque	21
Autopista Collipulli Temuco	19
Autopista Temuco Rio Bueno	17
R5-Talca Chillán	9
Autopista de Maipo	9
Total Chilean toll roads	**75**
Autopista Madrid Sur	48
Euroscut Algarve	20
Autopista Madrid Levante	8
Autopista Terrasa Manresa	5
Eurolink	5
Total	**161**

In the Construction segment (including the Budimex Group), ordinary environmental expenses incurred in 2006 and 2005 totalled 889 thousand euro and 853 thousand euro, respectively.

In the Services segment, ordinary environmental expenses totalled 7,690 thousand euro and 14,082 thousand euro in 2006 and 2005, respectively, of which 6,626 thousand euro and 13,452 thousand euro relate to the Cespa Group.

As regards penalty proceedings, in the Construction segment penalties settled in the last four years total 208 thousand euro (36 thousand euro in 2006 and 4 thousand euro in 2005).

In the Services business, penalties settled by the Cespa Group in the last four years total 11 thousand euro.

Environmental provisions

In the Services segment, the Cespa Group recorded completion and post-completion provisions of 18,085 thousand euro (15,360 thousand euro in 2005) and 29,977 thousand euro (24,157 thousand euro in 2005), respectively.

In the Infrastructures segment, no provisions have been recorded for environmental liabilities and charges and there are no long-term environmental obligations at 31 December 2006 and 2005.

40. Information on transactions with related parties

40.1. Approval of transactions

In accordance with the Board Regulations, all professional or commercial transactions involving Grupo Ferrovial S.A. or its subsidiaries and the persons referred to below require Board authorisation, subject to a report from the Audit and Control Committee. The Board of Directors may approve general requirements for ordinary transactions.

The following persons are subject to this rule:

- Board directors of Grupo Ferrovial, S.A.
- Controlling shareholders.
- Individuals representing the directors that are legal entities.
- Senior management.
- Other managers designated individually by the Board of Directors.

Persons related to the above persons, as defined in the Board Regulations.

40.2. Transactions with related parties

Set out below are details of arm's length transactions effected in 2006 with related parties in the normal course of the parent company's and the Group's business.

The parent company provides this information in compliance with the definitions and criteria set forth in Order EHA/3050/2004 (15 September) from the Ministry of Economy and Finance and in Circular 1/2005 (1 April) from the National Securities Market Commission (CNMV).

Where the profit or loss from a transaction cannot be stated, as it pertains to the providing entity or individual, the transaction has been marked with an asterisk (*).

a. Significant shareholders

The following table contains a breakdown of the most relevant transactions effected in 2006 with significant shareholders, with members of the "controlling family group" (except for the individuals who are also company Board directors, who are included in the following section) and entities related through shareholdings to persons from the "controlling family group", as stated in the section on the company's ownership structure:

Name / company name	Ferrovial Group company	Nature of transaction	Type of transaction	2006 Amount (Thousand euro)	2006 Profit or loss (Thousand euro)	2005 Amount (Thousand euro)	2005 Profit or loss (Thousand euro)
Members of the "controlling family group" / related companies	Ferrovial Servicios S.A. /subsidiaries	Commercial	Integrated management services in Madrid building and preservation, maintenance and repair activities	480	67	474	35
	Ferrovial Servicios S.A. /subsidiaries	Commercial	Integrated management services in Madrid offices	342	91	356	24
	Ferrovial Conservación S.A.	Commercial	Lease to Ferrovial of office premises in Madrid owned by shareholders	176	(*)	167	(*)
	Ferrovial Inmobiliaria S.A. /subsidiaries	Commercial	Property management services in Madrid	128	125	110	107
	Ferrovial Group companies	Commercial	Lease of private means of transport for use by company management	19	(*)	44	(*)
	Ferrovial Agromán S.A. /subsidiaries	Commercial	Execution of construction work	2,699	145	-	-
	Ferrovial Servicios S.A. /subsidiaries	Commercial	Integrated management services in Madrid offices	181	15	102	7
	Ferrovial Agromán S.A. /subsidiaries	Commercial	Execution of construction work	373	13		

(*) No profit or loss is stated as the relevant amount pertains to the entity or person providing the service.

In addition to the individual transactions stated above, three minor transactions took place with the significant shareholders, consisting of the execution of minor construction work and maintenance services in private residences or corporate headquarters for insignificant amounts or duration and at arm's length. The total amount of such transactions is 43 thousand euro, generating a total profit of 1.3 thousand euro. In 2005, these minor transactions amounted to 5 thousand euro and generated a total profit of 0.3 thousand euro.

b. Transactions with Board directors and senior management

The transactions with Board directors and senior management in 2006 are described below. The following information also includes transactions effected with Banesto, NH Hoteles, Bankinter, Ericsson, TPI, Lafarge Asland, Asea Brown Bovery and Aviva, in accordance with Section Two of Order EHA/3050/2004, as certain company Board directors were also Board directors of those companies for a certain period in 2006:

Name / company name	Ferrovial Group company	Nature of transaction	Type of transaction	2006 Amount (Thousand euro)	2006 Profit or loss	2005 Amount (Thousand euro)	2005 Profit or loss
Rafael del Pino y Calvo-Sotelo	Ferrovial Agromán S.A. /subsidiaries	Commercial	Execution of house construction work	520	18	692	26
	Ferrovial Agromán S.A. /subsidiaries	"	Integrated construction management	17	0,9	14	0,1
	Ferrovial Servicios S.A. /subsidiaries	"	House facility maintenance services	19	5	18	2
	Ferrovial Servicios S.A. /subsidiaries		Facility maintenance services	18	1,3	-	-
Nicolás Villén Jiménez	Ferrovial Inmobiliaria S.A. /subsidiaries	"	Purchase of house offered for sale in Madrid	259	67	48	16
Alvaro Echániz Urcelay	Ferrovial Inmobiliaria S.A. /subsidiaries	"	Purchase of house offered for sale in Madrid	397	103	37	12
Banesto	Ferrovial Group companies	"	Collection of commissions for business and on settlement of derivative transactions collected	1,196	1,196	1,765	1,765 (')
		"	Payment of commissions on derivative transactions	3,880	(*)	1.980	(*)
		"	Interest paid	4,398	4,398 (')	1,835	1,835 (')
		"	Payment of interest on loans and mortgages	9,144	(*)	1,575	(*)
		"	Balance utilised on guarantee and documentary credit facilities	323,900	(*)	316,600	(*)
		"	Balances utilised on confirming facility	47,800	(*)	50,000	(*)
		"	Balance utilised on mortgages and credit facilities	200,600	(*)	166,000	(*)
Ericsson	Ferrovial Servicios S.A. /subsidiaries	"	Integrated services management	6,611	1,438	22,347	1,952
Aviva	Ferrovial Group companies	"	Insurance policies contracted	1,729	1,729	1,783	(*)
Bankinter	Ferrovial Group companies	"	Collection of commissions for bank brokerage services	10	10 (')	54	54 (')
		"	Payment of sundry commissions	173	(*)	65	(*)
		"	Interest paid	1,730	1,730 (')	739	739(')
		"	Interest paid on loans and mortgages	1,490	(*)	1,094	(*)
		"	Balance utilised on mortgages and credit facilities	38,600	(*)	39,600	(*)
		"	Balances utilised on confirming facility	62,100	(*)	52,300	(*)
		"	Balances utilised on guarantee facilities	40,200	(*)	30,000	(*)
TPI	Ferrovial Inmobiliaria S.A. /subsidiaries	"	Advertising services received	6	(*)	178	(*)
NH Hoteles and group companies	Ferrovial Group companies		Hotel and catering services provided by NH Hoteles and its group companies	111	(*)	58	(*)
	Ferrovial Servicios S.A. /subsidiaries		Maintenance services provided to NH HOTELES	6	6	8	1
Lafarge Asland	Ferrovial Group companies		Purchases of goods	5,186	(*)	-	-
Asea Brown Bovery	Ferrovial Servicios S.A. /subsidiaries		Provision of waste collection services	2	0,2	-	-

(*) No profit or loss is stated as the relevant amount pertains to the entity or person providing the service.

(') For this type of items (commissions and interest paid), the gross amount of the transaction is treated as a profit.

In addition to the above-mentioned transactions, in 2006 arm's length transactions were effected with Board directors and senior management, directly or through related parties, for an overall total of 66 thousand euro, relating to minor construction work in houses; facility fitting, repair and maintenance services; and waste collection services, the duration and amounts of which are insignificant. The total profit from those transactions was 2 thousand euro. In 2005, transactions of this kind totalled 6 thousand euro and generated a profit of 0.9 thousand euro.

The information on remuneration and loans relating to Board directors and senior management is provided in the sections on directors' and senior management remuneration.

c. Transactions between Group companies

Set out below is information on transactions between companies of the Ferrovial Group, all of which form part of their normal business as regards purpose and conditions. These transactions have not been eliminated on consolidation for the following reason.

As explained in detail in Note 2.2.d) of the notes to the parent company's accounts, balances and transactions relating to construction work executed by the Construction Division for infrastructure concession holder companies are not eliminated on consolidation since, at a consolidated level, contracts of this type are classed as construction contracts in which, during execution, the work is deemed to be performed for third parties, as the ultimate owner of the work is the granting administration, from a financial and legal viewpoint.

In 2006, the Ferrovial Group's Construction Division billed those companies 383,911 thousand euro (520,395 thousand euro in 2005) for work performed and related prepayments and, in this respect, recognised sales totalling 490,036 thousand euro (470,398 thousand euro in 2005).

In 2006, the profit from these transactions attributable to the Ferrovial Group's holdings in the relevant concession holder companies and not eliminated on consolidation, net of taxes and minority interests, totalled 32,568 thousand euro. In 2005 this profit amounted to 14,947 thousand euro.

41. Director's shareholdings in companies engaged in a business similar to that of Ferrovial Group

Article 127.3.4 of the Spanish Companies Act (LSA), as worded in Law 26/2003 (18 July), whereby the Stock Market Act and the Spanish Companies Act were amended to increase transparency in listed companies, obliges Board directors to inform the company of any shareholdings in companies engaged in activities that are the same as or similar or complementary to the company's objects, any offices or duties performed in such companies, and any activities that are the same as or similar or complementary to the company's objects, carried out for their own account or for the account of third parties.

In this regard, the company was provided with the following information by the Board directors of Grupo Ferrovial S.A. at 31 December 2006.

Shareholdings:

- In the subsidiary Cintra, Concesiones de Infraestructuras de Transporte S.A.:
  Mr Joaquín Ayuso García: 0.0012 %
  Mr Santiago Eguidazu Mayor: 0.0016%
  Mr José María Pérez Tremps: 0.00066%
- POLÁN S.A. (real estate business) is wholly owned by members of the "controlling family group" (see COMPANY'S OWNERSHIP STRUCTURE) and or companies related to them.

Offices or duties:

	Offices or duties	
	Office or duty	Company
Mr Rafael del Pino y Calvo-Sotelo	Chairperson	BAA Plc.
	Chairperson	Cintra, Concesiones de Infraestructuras de Transporte S.A.
	Chairperson	Ferrovial Aeropuertos, S.A.
	Chairperson	Ferrovial Infraestructuras, S.A.
Related parties, as per Article 127 Ter.5 LSA:		
* Leopoldo del Pino y Calvo-Sotelo	Joint Administrator	Cintra Aparcamientos, S.A.
	Joint Administrator	Dornier S.A. Sociedad Unipersonal
	Board Director	Sociedad Municipal de Aparcamientos y Servicios, S.A.
	Board Director	Autopista del Sol, CESA
	Board Director	Autopista Alcalá - O'Donnell, S.A.
	Chairperson	Aparcament Escaldes Centre, S.A.
	Vice-Chairperson	Estacionamientos Urbanos de León, S.A.
Mr Santiago Bergareche Busquet	Board Director	Ferrovial Infraestructuras, S.A
	Board Director	Ferrovial Aeropuertos, S.A.
Mr Joaquín Ayuso García	Vice-Chairperson	Cintra Concesiones de Infraestructuras de Transporte S.A.
	Board Director Delegate	Ferrovial Aeropuertos, S.A.
	Chairperson Board Director Delegate	Ferrovial Agromán, S.A.
	Board Director Delegate	Ferrovial Infraestructuras, S.A.
	Chairperson Board Director Delegate	Ferrovial Inmobiliaria, S.A.
	Chairperson Board Director Delegate	Ferrovial Servicios, S.A.
	Chairperson Board Director Delegate	Ferrovial Telecomunicaciones, S.A.
	Board Director	BAA Plc.
Mr José María Pérez Tremps	Secretary General	Grupo Ferrovial, S.A.
	Board Director & member of Audit & Control Comm.	Cintra Concesiones de Infraestructuras de Transporte S.A.
	Board Director & member of Remuner. Comm.	BAA Plc.
	Board Director	Ferrovial Aeropuertos, S.A.
	Board Director	Ferrovial Agromán, S.A.
	Board Director	Ferrovial Infraestructuras, S.A.
	Board Director	Ferrovial Inmobiliaria, S.A.
	Joint Administrator	Ferrovial Inversiones, S.A.
	Board Director	Ferrovial Servicios, S.A.
	Board Director	Ferrovial Telecomunicaciones, S.A.
	Board Director	Swissport International AG
* María del Pino y Calvo-Sotelo	Chairperson	Polán S.A.

Activities carried on for own account or account of third parties

No information has been received in this respect.

42. Audit fees

In compliance with Additional Provision Fourteen of Law 44/2002 (22 November) on Measures to Reform the Financial System, this section contains information on all the fees for the audit of the financial statements for 2006 and 2005 by the auditors of Grupo Ferrovial S.A. and all its fully and proportionately consolidated companies in Spain and abroad.

A breakdown of the fees invoiced for those years to all the Ferrovial Group's subsidiary and associated companies for services other than audit services is also provided:

Thousand euro

Fees for audit services	2006	2005
Principal auditor	3,692	1,999
Other auditors	2,187	1,473

Thousand euro

Fees for other services	2006	2005
Principal auditor	1,347	845
Other auditors	646	565

The principal auditor's fees represent approximately 0.03% of its total turnover (0.02% in 2005).

43. Events after the balance sheet date

On 20 February 2007, the sale of the Real Estate Division described in Note 33 on Discontinued operations was finally completed. As a result, the amount of 1,150,000 thousand euro deferred subject to authorisation from the competition authorities was collected.

44. Commentaries to exhibits

Exhibit I

Exhibit I contains a list of Group companies, distinguishing between fully- and proportionately-consolidated companies and equity-consolidated associates. The companies are presented by business segment, indicating the identity of their auditor and the companies that are consolidated for tax purposes.

Grupo Ferrovial S.A. and subsidiaries

APPENDIX I

Subsidiaries (consolidated by full and proportional methods)

Individual information

CORPORATION

Company	Auditor	Parent Company	% shareholding	Net Cost Shareholding	Reg. office
SPAIN					
Grupo Ferrovial, S.A.(a)	Price Waterhouse Coopers				Madrid
Can-Am, S.A. Sociedad Unipersonal (a)	Price Waterhouse Coopers	Grupo Ferrovial, S.A.	100%	0	Madrid
Ferrovial Inversiones, S.A. (a)	Price Waterhouse Coopers	Grupo Ferrovial, S.A. (i)	99.98%	1,150	Madrid
Baroslia, S.A. (a)		Grupo Ferrovial, S.A. (i)	99%	59	Madrid
Betonial, S.A.(a)	Price Waterhouse Coopers	Grupo Ferrovial, S.A. (i)	99%	35,699	Madrid
Burety, S.L. (a)	Price Waterhouse Coopers	Grupo Ferrovial, S.A. (i)	99%	6	Madrid
Frin Gold, S.A.(a)	Price Waterhouse Coopers	Grupo Ferrovial, S.A. (i)	99%	72	Madrid
Grimaldi Investment		Grupo Ferrovial, S.A. (i)	99.5%	288,578	Madrid
Inversiones Trenza, S.A. (a)	Price Waterhouse Coopers	Grupo Ferrovial, S.A. (i)	99%	0	Madrid
Lernamara, S.L. (a)	Price Waterhouse Coopers	Grupo Ferrovial, S.A. (i)	99%	0	Madrid
Promotora Ibérica de Negocios, S.A.(a)	Price Waterhouse Coopers	Grupo Ferrovial, S.A. (i)	99%	409	Madrid
Remtecolex, S.A.(a)		Grupo Ferrovial, S.A. (i)	99%	59	Madrid
Sotaverd, S.A.(L)		Grupo Ferrovial, S.A. (ii)	49%	0	Barcelona
Volvutem, S.L. (a)		Grupo Ferrovial, S.A. (i)	99%	3	Madrid
Triconitex, S.L. (a)		Grupo Ferrovial, S.A. (i)	99%	3	Madrid

(L) in liquidation

(i) Rest of holding through Can-am, S.A. S.U.

(ii) Ferrovial Inversiones, S.A. 28,47%

CONSTRUCTION

Company	Auditor	Parent Company	% shareholding	Net Cost Shareholding	Reg. office
SPAIN					
Ferrovial Agromán, S.A. (a)		Grupo Ferrovial, S.A.	99.9%	317,153	Madrid
Aplicación Recursos Naturales, S.A. (a)		Ferrovial Agromán, S.A.(i)	99.7%	247	Barcelona
Cadagua, S.A. (a)	Price Waterhouse Coopers	Ferrovial Agromán, S.A.(i)	99.95%	78,616	Bilbao
Boremer, S.A.	Price Waterhouse Coopers	Cadagua, S.A. (a)	50%	1,610	Madrid
Compañía de Obras Castillejos (a)	Price Waterhouse Coopers	Ferrovial Agromán, S.A.(i)	99.95%	5,340	Madrid
Edytesa, S.A. (a)	Price Waterhouse Coopers	Ferrovial Agromán, S.A.	99.07%	1,796	Madrid
Ditecpresa, S.A.(a)	Price Waterhouse Coopers	Ferrovial Agromán, S.A.(i)	99.95%	1,201	Madrid
Ferrovial Conservación, S.A.(a)	Price Waterhouse Coopers	Ferrovial Agromán, S.A.(i)	99%	2,976	Madrid
Urbaoeste, S.A. (a)		Ferrovial Agromán, S.A.(i)	99%	494	Cartagena
Ferrovial Medio Ambiente y Energía, S.A (a)	Price Waterhouse Coopers	Ferrovial Agromán, S.A.(i)	99%	879	Madrid
Discota XXI, S.L., S.Unipersonal (a)		Ferrovial Agromán, S.A.	100%	82,531	Madrid
Norvarem, S.A.U. (a)		Ferrovial Agromán, S.A.	100%		España
Ferrovial Financiera A.I.E.		Ferrovial Agromán, S.A.(ii)	88.33%	265,000	España
Tecnológica Lena, S.L.	Attest Consulting	Ferrovial Agromán, S.A.	50%	453	Asturias
Técnicas del Pretensado y Servicios Auxiliares, S.L (a)	Price Waterhouse Coopers	Edytesa, S.A.(i) (a)	99,99%	3,276	Madrid
Sociedad Concesionaria de Prisiones Lldoners, S.A.		Ferrovial Agromán, S.A.	100%	15,559	Spain
POLAND					
Budimex, S.A.	Price Waterhouse Coopers	Valivala Holdings B.V.	59.06%	75,252	Poland
Budimex Dromex, S.A.	Deloitte & Touche	Budimex, S.A.	100.00%	472,013	Poland
Budimex Nieruchomosci S.p. z.o.o.	Deloitte & Touche	Budimex, S.A.(iv)	58.89%	96,888	Poland
Budimex Bau		Budimex, S.A.	100.00%	120	Poland
Unibud Sp z.o.o.	Deloitte & Touche	Budimex Dromex, S.A.	51.04%	20,779	Bielsk Podlaski
Mostostal Kraków S.A.	Deloitte & Touche	Budimex Dromex, S.A.	100.00%	11,156	Kraków
Sprzęt Transport Sp. z o.o.	Deloitte & Touche	Budimex Dromex, S.A.	100.00%	25,590	Kraków
Auto - Park Bydgoszcz Sp. z o.o.		Budimex Dromex, S.A.	67.84%	1,634	Bydgoszcz
Budchem Sp. z o.o.		Budimex Dromex, S.A.	51.04%	616	Poland
Dromez Oil Sp z.o.o.		Budimex Dromex, S.A.	97.93%		Poland
MK Logistic Sp z.o.o.		Budimex Dromex, S.A.	100.00%		Poland
Centrum Konferencyjne Budimex Sp z o.o.	not audited	Budimex Nieruchomosci S.p. z.o.o.	100.00%	374	Licheń
Budimex Bajeczna Sp. z o.o.	not audited	Budimex Nieruchomosci S.p. z.o.o.	100.00%	5,248	Warszawa
Budimex Nieruchomości Inwestycje Sp. z o.o.	Deloitte & Touche	Budimex Nieruchomosci S.p. z.o.o.	50.00%	100,003	Warszawa
Zarat S.A.	Deloitte & Touche	Budimex Nieruchomosci S.p. z.o.o.	100.00%	3,776	Warszawa
Budimexx Wilczak Sp. z o.o.	not audited	Budimex Nieruchomosci S.p. z.o.o.	100.00%	12,616	Warszawa

Budimex Malborska Sp. z o.o.	not audited	Budimex Nieruchomości Inwestycje Sp. z o.o.	50,00%	5.854	Warszawa
Budimex Nad Wilgą Sp. z o.o.	not audited	Budimex Nieruchomości Inwestycje Sp. z o.o.	50,00%	8.573	Warszawa
Budimex Olbrachta Sp. z o.o.	not audited	Budimex Nieruchomości Inwestycje Sp. z o.o.	50,00%	9.650	Warszawa
Land - Pro Sp. z o.o.	not audited	Budimex Nieruchomości Inwestycje Sp. z o.o.	50,00%	89.011	Warszawa
CHILE					
Ferrovial Agromán Chile, S.A.	Price Waterhouse Coopers	Ferrovial Agromán, S.A.	13,38%	4.499	Chile
Ferrovial Agroman Empresa Constructora Ltda.	Price Waterhouse Coopers	Ferrovial Agromán, S.A.(iii)	99,00%	0	Chile
Constructora Agroman Ferrovial Limitada	Price Waterhouse Coopers	Ferrovial Agromán, S.A.	56,57%	20	Chile
Ferrovial Agroman Compañía Constructora Ltda.	Price Waterhouse Coopers	Ferrovial Agromán, S.A.	99,95%	30	Chile
Ferrovial Agromán Latinoamérica, Ltda.	Price Waterhouse Coopers	Ferrovial Agroman Empresa Constructora Ltda.	50,00%	8	Chile
Ferrovial Agromán Chile, S.A.	Price Waterhouse Coopers	Ferrovial Agroman Empresa Constructora Ltda.	86,62%	9.866	Chile
Constructora Agroman Ferrovial Limitada	Price Waterhouse Coopers	Ferrovial Agroman Empresa Constructora Ltda.	40,37%	13	Chile
Ferrovial Agromán Latinoamérica, Ltda.	Price Waterhouse Coopers	Constructora Agromán Ferrovial Limitada	50,00%	0	Chile
Constructora Agroman Ferrovial Limitada	Price Waterhouse Coopers	Ferrovial Agromán Chile, S.A.	2,76%	1	Chile
CANADA					
Ferrovial Agroman Canadá, Inc		Ferrovial Agromán, S.A.	100,00%	169	Canada
NETHERLANDS					
Valivala Holdings B.V.	Price Waterhouse Coopers	Discota XXI, S.L., S.Unipersonal (a)	100%	75,210	Netherlands
RUSSIA					
ZAO Budimex		Budimex, S.A.	100%	125	Russia
UNITED STATES					
Ferrovial Agroman US Corp.		Ferrovial Agromán, S.A.	100.00%	0	USA
Ferrovial Agromàn Indiana, LLC		Ferrovial Agroman US Corp.	100.00%	0	USA
Indiana Toll-Roads Contractors, LLC		Ferrovial Agromán Indiana, LLC	75.00%	0	USA
W.W.Webber, LLC	BDO	Norvarem	100%	48,813	USA
Webber Management Group, INC	BDO	Norvarem	100%	40,678	USA
Southern Crushed Cincrete, INC	BDO	Norvarem	100%	87,377	USA
IRELAND					
Ferrovial Agroman Ireland Ltda.	Price Waterhouse Coopers	Ferrovial Agromán, S.A.	100,00%	100	UK
UNITED KINGDOM					
Ferrovial Agroman UK, Ltda		Ferrovial Agromán, S.A.	100.00%	3,606	UK
GERMANY					
PKZ Budimex		Budimex, S.A.	50.00%	49	Germany

(i) Rest through Can-Am, S.A.
(ii) 5% Ferrovial Servicios, 6,67% Grupo Ferrovial, S.a.
(iii) Rest Ferrovial Agromán Chile
(iv) 41,1% through Budimex Dromex, S.A.

INFRASTRUCTURES

Company	Auditor	Parent Company	% shareholding	Net Cost Shareholding	Reg. office
SPAIN					
Cintra, Concesiones de Infraestructuras de transporte, S.A (b)	Price Waterhouse Coopers	Ferrovial Infraestructuras, S.A (i)	62.03%	1,364,333	Madrid
Ferrovial Infraestructuras, S.A. (a)	Price Waterhouse Coopers	Grupo Ferrovial, S.A.	99.99%	970,451	Madrid
Autopista del Sol, C.E.S.A (b)	Price Waterhouse Coopers	Cintra, Concesiones de Infraestructuras de transporte, S.A	80.00%	186,777	Madrid
Autopista Terrasa Manresa, S.A (b)	Price Waterhouse Coopers	Cintra, Concesiones de Infraestructuras de transporte, S.A	76.28%	33,260	Barcelona
Autopista Trados M-45, S.A (IP)	Price Waterhouse Coopers	Cintra, Concesiones de Infraestructuras de transporte, S.A	50.00%	13,229	Madrid
M-45 Conservación	Price Waterhouse Coopers	Autopista Trados M-45, S.A (IP)	50.00%		Madrid
Autopista de Toronto S.L (b)		Cintra, Concesiones de Infraestructuras de transporte, S.A	100.00%	9,265	Madrid
Inversora de Autopistas del Sur, S.L (c)	Price Waterhouse Coopers	Cintra, Concesiones de Infraestructuras de transporte, S.A	55.00%	153,804	Madrid
Autopista Madrid Sur C.E.S.A (c)	Price Waterhouse Coopers	Inversora de Autopistas del Sur, S.L	55.00%	639,575	Madrid
Inversora de Autopistas del Levante, S.L (d)	Price Waterhouse Coopers	Cintra, Concesiones de Infraestructuras de transporte, S.A	51.84%	44,648	Madrid
Autopista Madrid Levante, C.E.S.A.(d)	Price Waterhouse Coopers	Inversora de Autopistas del Levante, S.L	100.00%	499,634	Madrid
Laertida, S.L.Sociedad Unipersonal (b)	Price Waterhouse Coopers	Cintra, Concesiones de Infraestructuras de transporte, S.A	100.00%	7,060	Madrid
Cintra Autopistas Integradas, S.A.Sociedad Unipersonal (b)		Cintra, Concesiones de Infraestructuras de transporte, S.A (i)	100.00%	4,471	Madrid
Autopista M-203 Alcalá-O'Donnell, S.A. (b)	Price Waterhouse Coopers	Cintra Autopistas Integradas, S.A.	100,00%	44,277	Madrid
Cintra Aparcamientos, S.A (b)	Price Waterhouse Coopers	Cintra, Concesiones de Infraestructuras de transporte, S.A	99.92%	62,568	Madrid
Dornier, S.A Sociedad Unipersonal (b)	Price Waterhouse Coopers	Cintra Aparcamientos, S.A	100.00%	21,313	Madrid
Femet, S.A (b)	Price Waterhouse Coopers	Dornier, S.A (ii)	99.50%	1,412	Madrid
Guadianapark, S.A.		Cintra Aparcamientos, S.A	0.75%	1,268	Madrid
Balsol 2001, S.A. (b)		Cintra Aparcamientos, S.A (iii)	50.00%	2,881	Gerona
Estacionamientos Alhóndiga, S.A (IP)		Cintra Aparcamientos, S.A	50.00%	957	Bilbao

Aparcamientos de Bilbao		Cintra Aparcamientos, S.A	75.00%	1,350	Bilbao
Aparva S.L.		Cintra Aparcamientos, S.A	99.92%	29,283	San Sebastián
Aparcamientos Guipuzcoanos, S.L.		Estacionamientos Guipuzcoanos S.A	100.00%	3	San Sebastián
Estacionamientos Guipuzcoanos S.A	Price Waterhouse Coopers	Cintra Aparcamientos, S.A (iv)	50.00%	30,047	San Sebastián
Estacionamiento y Galería Comercial Indauxtu, S.A.		Cintra Aparcamientos, S.A	100.00%	36	Bilbao
Guipuzcoa Parking Siglo XXI		Estacionamientos Guipuzcoanos S.A	60.00%	900	San Sebastián
Ferrovial Aeropuertos, S.A. (a)	Price Waterhouse Coopers	Ferrovial Infraestructuras, S.A. (xvii)	99.00%	166,414	Madrid
Aeropuerto de Belfast, S.A.(a)	Price Waterhouse Coopers	Ferrovial Aeropuertos, S.A. (a)	100.00%	0	Madrid
PORTUGAL					
Euroscut Norte Litoral, S.A	Price Waterhouse Coopers	Cintra, Concesiones de Infraestructuras de transporte, S.A (viii)	75.54%	76,103	Portugal
Euroscut -Sociedade Concessionaria da Scut do Algarve, S.A	Price Waterhouse Coopers	Cintra, Concesiones de Infraestructuras de transporte, S.A (ix)	77.00%	35,312	Portugal
Eurosut Açores	Price Waterhouse Coopers	Ferrovial Infraestructuras, S.A. (xviii)	89.02%	9,243	Portugal
UNITED KINGDOM					
Belfast City Airport	Price Waterhouse Coopers	Aeropuerto de Belfast, S.A.(a)	100.00%	32,714	UK
FGP, TopCo	Price Waterhouse Coopers	Ferrovial Infraestructuras, S.A. (xix)	56.06%	3,347,094	UK
ADI Holdings	Price Waterhouse Coopers	FGP, TopCo	100.00%		UK
ADI Finance 1	Price Waterhouse Coopers	ADI Holdings	100.00%		UK
ADI Finance 2	Price Waterhouse Coopers	ADI Finance 1	100.00%		UK
Airport Development and Investment, Ltd.	Price Waterhouse Coopers	ADI Finance 2	100.00%		UK
BAA Plc.	Price Waterhouse Coopers	Airport Development and Investment, Ltd.	100.00%		UK
Grupo BAA (*)	Price Waterhouse Coopers	BAA Plc.			
NETHERLANDS					
Algarve International B.V.	Price Waterhouse Coopers	Cintra, Concesiones de Infraestructuras de transporte, S.A (ix)	77.00%	14	Netherlands
407 Toronto Highway B.V.		Cintra, Concesiones de Infraestructuras de transporte, S.A	100.00%	369,130	Netherlands
CHILE					
Cintra Chile Limitada	Price Waterhouse Coopers	Cintra, Concesiones de Infraestructuras de transportes, S.A (xii)	99.99%	304,912	Chile
Ruta de la Araucanía S.C, S.A. (Collipulli Temuco, S.A.)	Price Waterhouse Coopers	Cintra Chile Limitada (xvi)	99.90%	76,503	Chile
Ruta de los Ríos S.C, S.A. (Temuco Río Bueno, S.A)	Price Waterhouse Coopers	Cintra Chile Limitada	75.00%	12,867	Chile
Talca-Chillán, sociedad conceionaria S.A	Price Waterhouse Coopers	Cintra Chile Limitada (xv)	67.61%	14,696	Chile
Autopista del Bosque, S.A.	Price Waterhouse Coopers	Cintra Chile Limitada (xiii)	99.90%	8,039	Chile
Autopista del Maipo, S.A	Price Waterhouse Coopers	Cintra Chile Limitada (xiv)	99.90%	118,866	Chile
Aeropuerto Cerro Moreno Sociedad Concesionaria, S.A	Price Waterhouse Coopers	Ferrovial Aeropuertos, S.A. (xiv) (a)	99.00%	1,914	Chile
Cintra Inversiones Asesoría Chile Limitada	Price Waterhouse Coopers	Cintra Chile Limitada (xx)	99.90%		Chile
POLAND					
Autostrada Poludnie, S.A		Cintra, Concesiones de Infraestructuras de transporte, S.A (xi)	50.00%	1,231	Poland
CANADA					
407 International Inc.	Price Waterhouse Coopers/Deloitte	Cintra Canada Inc.	53.23%	268,350	Canada
Cintra Canada Inc.	Price Waterhouse Coopers/Deloitte	407 Toronto Highway B.V.	100.00%	68,229	Canada
407 ETR Concession Company Limited	Price Waterhouse Coopers/Deloitte	407 International Inc.	100.00%	1,069,757	Canada
IRELAND					
Eurolink Motorway Operation, Ltd.	Price Waterhouse Coopers	Cintra, Concesiones de Infraestructuras de transportes, S.A	66.00%	2,805	UK
Financinfrastructures	Price Waterhouse Coopers	Cintra, Concesiones de Infraestructuras de transportes, S.A	100.00%	25,245	UK
Cinsac, Ltd		Cintra, Concesiones de Infraestructuras de transportes, S.A	100.00%		UK
Eurolink Motorway Operations (M3) Ltd		Cinsac, Ltd	95.00%		
ITALY					
Autoestrade Lombardia SPA	Price Waterhouse Coopers	Cintra, Concesiones de Infraestructuras de transportes, S.A	68.00%	1,700	Italy
UNITED STATES					
Cintra Zachry, LP		Cintra Texas Corp (x)	1.00%	2,454	USA
Cintra Zachry, GP		Cintra Texas Corp	85.00%	25	USA
Cintra Texas Corp		Cintra US Corp	100.00%	2,603	USA
Cintra Developments, LLC		Cintra Texas Corp	100.00%	53	USA
Cintra Skyway LLC	Price Waterhouse Coopers	Cintra US Corp	100.00%	211,999	USA
Cintra US Corp		Laertida	100.00%	521,620	USA
SCC Holding LLC	Price Waterhouse Coopers	Cintra Skyway LLC	55.00%	212,023	USA
Skyway Concession Co.LLC	Price Waterhouse Coopers	SCC Holding LLC	100.00%	496,277	USA
Cintra ITR LLC	Price Waterhouse Coopers	Cintra US Corp	100.00%	288,119	USA
Statewide Mbility Partners LLC (IP)	Price Waterhouse Coopers	Cintra ITR LLC	50.00%	288,119	USA
ITR Concession Company Holdings	Price Waterhouse Coopers	Statewide Mbility Partners LLC	100.00%	576,238	USA
ITR Concession Company	Price Waterhouse Coopers	ITR Concession Company Holdings	100.00%	576,238	USA
Natam Developments		Ferrovial Infraestructuras, S.A	100.00%		USA
ANDORRA					
Aparcament Escaldes Centre, S.A.(c)		Cintra Aparcamientos, S.A	100.00%	11,400	Andorra

Company	Auditor	Parent Company	% shareholding	Net Cost Shareholding	Reg. office
GREECE					
Nea Odos Sociedad Anónima Concesionaria (IP)		Ferrovial Infraestructuras, S.A	33.34%		Greece
AUSTRALIA					
Ferrovial Sidney, Airport Investment Trust	Deloitte	Ferrovial Aeropuertos, S.A. (a)	100.00%	129,050	Sidney
Southern Cross Airports Corporation Holding		Ferrovial Sidney, Airport Investment Trust	20.90%		Sidney
Southern Cross Airports Corporation PTY		Southern Cross Airports Corporation Holding	100.00%		Sidney
Sidney Airport Corporation LTD	Deloitte	Southern Cross Airports Corporation PTY	100.00%	256,716	Sidney
Ferrovial Aeropuertos Australia Ltd		Ferrovial Aeropuertos, S.A. (a)	100.00%		Sidney

(*) At the end of this APPENDIX there is a list of the BAA Group companies with related percentage shareholding.

Company	Auditor	Parent Company	% shareholding	Net Cost Shareholding	Reg. office
PUERTO RICO					
Estacionamientos Río Piedras Inc.	Deloitte	Cintra Aparcamientos, S.A	0.75%	356	Puerto Rico

(i) The remainig share capital is quoted
(ii) The remaining 0,5% of share capital is owned by Cintra Aparcamientos
(iii) The remaining 50% of share capital is owned by Dornier, S.A.
(iv) The remaining 50% of share capital is owned by Aparva, S.L.
(v) The remaining 10% of share capital is owned by Dornier, S.A.
(vi) The remaining 24% of share capital is owned by Dornier, S.A.
(viii) 8,51% from Ferrovial Agromán, S.A.
(ix) 8% from Ferrovial Agromán, S.A.
(x) 84,15% via Cintra Texas Corp (Delaware)
(xi) Ferrovial Agromán with a 12,5%, Budimex with a 37,5%
(xii) The remaining share capital is owned by Grupo Ferrovial S.A. (0,01%)
(xiii) Cintra Inversiones and Asesoría Chile Limitada 0,1%
(xiv) Ferrovial Agrmán Chile 0,1%
(xv) Ferrodel 8,53%, 0,29% Ferrovial Agromán Empresa Constructora
(xvi) Ferrovial Agromán sucursal Chile 0,1%
(xvii) The remaining share capital is owned by Can-am, S.A. 1%
(xviii) Ferrrovial Agromán, S.A. 0,2%
(xix) Lernamara, S.L., 5%
(xx) Cintra 0,1%

SERVICES

Company	Auditor	Parent Company	% shareholding	Net Cost Shareholding	Reg. office
SPAIN					
Ferrovial Servicios, S.A (a)	BDO	Grupo Ferrovial, S.A. (i)	99.88%	572,475	Madrid
Eurolimp, S.A (a)	BDO	Ferrovial Servicios S.A (i)	99%	8,383	Madrid
Grupisa Infraestructuras, S.A (a)	BDO	Ferrovial Servicios S.A (i)	99.97%	18,497	Madrid
Viales de Castilla y León, S.A (a)	BDO	Grupisa Infraestructuras, S.A.	100%		Ávila
Andaluza de Señalizaciones, S.A Soc. Unipersonal (a)	BDO	Grupisa Infraestructuras, S.A.	100%		Málaga
Empresa Mantenimiento y Explotación M-30 S.A (IP)	Deloitte	Ferrovial Servicios S.A	50%	30	Madrid
Oñeder S.A	Deloitte	Cespa Conten S.A	51.61%	1,202	Guipúzcoa
Contenedores Reus S.A (a)	Deloitte	Cespa Gestion Residuos S.A (a)	75.5%	833	Reus
Cespa Gestión Tratamientos de Residuos, S.A.(a)	Deloitte	Cespa Gestion Residuos S.A (a)	100%	20,603	Madrid
Econenergia Can Mata AIE	Deloitte	Cespa Gestion Residuos S.A (a)	70%	141	Barcelona
Tratamiento de Residuos y Energias Valencianas S.A	No need to be audited	Cespa Gestion Residuos S.A (a)	55%	2,644	Valencia
Cespa Inversiones Ambientales S.A	No need to be audited	Compañía Española de Servicios Públicos Auxiliares S.A (ii)	60%	6,010	Bilbao
Compañía Española de Servicios Públicos Auxiliares S.A (a)	Deloitte	Ferrovial Servicios S.A (i)	99.99%	554	Barcelona
Servicios Generales del Medio Ambiente S.A	Deloitte	Compañía Española de Servicios Públicos Auxiliares S.A	100%	8,466	Bilbao
Cespa Gestion Residuos S.A (a)	Deloitte	Compañía Española de Servicios Públicos Auxiliares S.A	100%	85,662	Barcelona
Cespa Conten S.A	Deloitte	Compañía Española de Servicios Públicos Auxiliares S.A	100%	12,527	Bilbao
Ecocat S.L (IP)	Deloitte	Compañía Española de Servicios Públicos Auxiliares S.A	50%	31,494	Barcelona
Sitkol, S.A.(a)	No need to be audited	Compañía Española de Servicios Públicos Auxiliares S.A (i)	99%	4,831	Madrid
Emp.Mixta Almendralejo, S.A.	No need to be audited	Compañía Española de Servicios Públicos Auxiliares S.A	51%	132	Badajoz
Sogarisa S.A (IP)	Deloitte	Ecocat S.L	50%	2,104	La Coruña
Ecocem S.A (IP)	No need to be audited	Ecocat S.L	51%	153	Barcelona
Gestó de Residuos Especials de Catalunya S.A (IP)	Deloitte	Ecocat S.L	33.33%	803	Barcelona
Ingenieria Ambiental Granadina S.A (a)	Deloitte	Compañía Española de Servicios Públicos Auxiliares S.A	80%	2,606	Granada
Gestión Medioambiental de Toledo, S.A.	Almagro Auditores, S.L.	Compañía Española de Servicios Públicos Auxiliares S.A	55%	5,707	Toledo
Swissport Handling S.A.		Swissport International AG	100%	4,991,845	
SWITZERLAND					
Swissport International AG	PWC	Ferrovial Servicios, S.A.	100%	0	Switzerland
Swissport Baggage Sorting AG	PWC	Swissport International AG	100%	1,000,000	Switzerland
Checkport Schweiz AG	PWC	Swissport International AG	85%	3,200,000	Switzerland
PrivatPort SA	PWC	Swissport International AG	51%	76,500	Switzerland
Unitpool AG	PWC	Swissport International AG	85%	3,012,471	Switzerland
SP Investements AG (Holding)	PWC	Swissport Lux, S.A.	100%		Switzerland
UNITED STATES					
Swissport North America Inc.	PWC	Swissport International AG	100%	106,669,250	USA
Swissport Cargo Holdings Inc.		Swissport International AG	100%	incl. In SP North America Inc.	USA
Swissport Cargo Services LP Inc.		Swissport International AG	100%	incl. In SP North America Inc.	USA
Swissport Corporation (USA) Inc.		Swissport International AG	100%	incl. In SP North America Inc.	USA

Swissport Fueling of Nevada Inc.		Swissport International AG	100%	incl. In SP North America Inc.	USA
Swissport Holdings Inc.		Swissport International AG	100%	incl. In SP North America Inc.	USA
Dapso Inc.		Swissport International AG	100%	incl. In SP North America Inc.	USA
Swissport USA Inc.		Swissport International AG	100%	incl. In SP North America Inc.	USA
Swissport CFE Inc.		Swissport International AG	100%	incl. In SP North America Inc.	USA
Swissport Cargo Services Inc.		Swissport International AG	100%	incl. In SP North America Inc.	USA
Swissport Fueling Inc.		Swissport International AG	100%	incl. In SP North America Inc.	USA
Hallmark Aviation Services Inc.	-	Swissport International AG	51%	incl. In SP North America Inc.	USA
UNITED KINGDOM					
Amey UK Plc (a)	BDO	Ferrovial Servicios, S.A. (iv)	99.9%	0	Oxford
Amey plc	BDO	Amey UK plc (a)	100%	156,761	Oxford
Amey Ventures Investments Limited	BDO	Amey plc	100%	15	Oxford
Amey Ventures Ltd	BDO	Amey plc	100%	0	Oxford
AHL Holdings (Manchester) Limited (IP)	Grant Thornton	Amey Ventures Investments Limited	50%	20	London
AHL Holdings (Wakefield) Limited (IP)	Grant Thornton	Amey Ventures Investments Limited	50%	12	London
ALC (FMC) Limited	KPMG	ALC (Holdco) Limited	100%	0	Oxford
ALC (Holdco) Limited	KPMG	ALC (Superholdco) Limited	100%	0	Oxford
ALC (SPC) Limited	KPMG	ALC (Holdco) Limited	100%	10	Oxford
ALC (Superholdco) Limited (IP)	KPMG	Amey Ventures Investments Limited	50%	0	Oxford
Amcroft Limited	BDO	Amey plc	33%	0	Oxford
Amey 1321 Ltd	BDO	Amey plc	100%	1,997	Oxford
Amey Building Ltd	BDO	Amey plc	100%	22,853	Oxford
Amey Business Services Ltd	BDO	Amey plc	100%	47,243	Oxford
Amey Construction Ltd	BDO	Amey plc	100%	57,452	Oxford
Amey Datel Group Ltd	BDO	Amey plc	100%	70	Oxford
Amey Datel Ltd	BDO	Amey Infra Structure Services Ltd	100%	0	Oxford
Amey Datel Security And Communications Ltd	BDO	Amey Datel Group Ltd	100%	0	Oxford
Amey Datel Technology Ltd	BDO	Amey Datel Group Ltd	100%	2,170	Oxford
Amey Fleet Services Ltd	BDO	Amey Infra Structure Services Ltd	100%	1,987	Oxford
Amey Group Information Services Ltd	BDO	Amey plc	100%	13,500	Oxford
Amey Group Services Ltd	BDO	Amey plc	100%	32,030	Oxford
Amey Highways Lighting (Manchester) Limited	Grant Thornton	AHL Holdings (Manchester) Ltd	100%	0	London
Amey Highways Lighting (Wakefield) Limited	Grant Thornton	AHL Holdings (Wakefield) Ltd	100%	0	London
Amey Holdings Limited	N/A Dormant	Amey plc	100%	0	Oxford
Amey Information Services Ltd	BDO	Amey plc	100%	0	Oxford
Amey Infrastructure Services Ltd	BDO	Amey plc	100%	0	Oxford
Amey Insurance Company PCC Limited	BDO Guernsey	Amey plc	100%	250	Guernsey
Amey IT Services Ltd	BDO	Amey plc	100%	0	Oxford
Amey LUL 2 Limited	BDO	Amey Tube Limited	100%	0	Oxford
Amey LUL Limited	N/A Dormant	Amey plc	100%	0	Oxford
Amey Procurement Solutions Ltd	BDO	Amey plc	100%	3,680	Oxford
Amey Programme Management Limited	BDO	Amey plc	100%	35,253	Oxford
Amey Projects Ltd	BDO	Amey plc	100%	6,738	Oxford
Amey Properties Ltd	BDO	Amey plc	100%	6,105	Oxford
Amey Quest Limited	N/A Dormant	Amey plc	100%	0	Oxford
Amey Rail Ltd	BDO	Amey Infrastructure Services Ltd	100%	11,800	Oxford
Amey Railtech Limited	N/A Dormant	Amey Infrastructure Services Ltd	100%	0	Oxford
Amey Railways Holding Ltd	BDO	Amey plc	100%	12,913	Oxford
Amey Roads (North Lanarkshire) Ltd	BDO	Amey Infra Structure Services Ltd	67%	0	Oxford
Amey Services Ltd	BDO	Amey plc	100%	5,200	Oxford
Amey Technology Services Ltd	BDO	Amey plc	100%	6,360	Oxford
Amey Tramlink Ltd	BDO	Treasurepark Limited	100%	0	Oxford
Amey Tube Limited	BDO	JNP Ventures Ltd	100%	7,000	Oxford
Ameysis Limited	N/A Dormant	Amey Holdings Limited	100%	0	Oxford
Basemerit Limited	N/A Dormant	Amey plc	100%	0	Oxford
BCN Data Systems Limited (IP)	PWC	Amey Information Services Ltd	50%	0	London
BCN Data Systems LLC	PWC	BCN Holdings Inc	100%	0	London
BCN Holdings Inc	PWC	BCN Data Systems Limited (IP)	100%	0	London
Bushclose Ltd	BDO	Treasurepark Limited	100%	5	Oxford
Comax Holdings Ltd	BDO	Amey plc	100%	104,534	Oxford
Comax Secure Business Services Ltd	N/A Dormant	Comax Holdings Ltd	100%	0	Oxford
Comax Services Ltd	BDO	Comax Holdings Ltd	100%	68,500	Oxford
Compactors Engineering (Hire) Limited	N/A Dormant	Amey plc	100%	553	Oxford
EduAction (Waltham Forest) Limited (IP)	PKF (UK)	Amey plc	50%	5	London
Firstpush Ltd	N/A Dormant	Amey plc	100%	0	Oxford
Integrated Bradford Hold Co One Limited (IP)	BDO	Amey Ventures Investments Limited	8.77%	9	Oxford
Integrated Bradford Hold Co One Limited	BDO	Integrated Bradford LEP Limited	51%	9	Oxford
Integrated Bradford LEP Fin Co One Limited	BDO	Integrated Bradford LEP Limited	100%	0	Oxford
Integrated Bradford LEP Limited	BDO	Integrated Bradford LEP Fin Co One Limited	80%	0	Oxford
Integrated Bradford PSP Limited (IP)	BDO	Amey Ventures Investments Limited	50%	10	Oxford
Integrated Bradford SPV One Limited	BDO	Integrated Bradford Hold Co One Limited	100%	0	Oxford
JNP Ventures 2 Limited	BDO	Amey Tube Limited	100%	7,000	Oxford
JNP Ventures Limited	BDO	Amey Ventures Ltd	100%	0	Oxford
Jubilee Rail Ltd	RSM Robson Rhodes	Amey LUL Ltd	50%	0	York
Local Leisure Partnership Limited	BDO	Private company limited by guarantee without shares.	100%	0	Oxford

Owen Williams Design and Property Services Limited	N/A Dormant	Owen Williams Group Limited	100%	0	Oxford
Owen Williams Geotechnical Limited	N/A Dormant	Owen Williams Group Limited	100%	0	Oxford
Owen Williams Group Limited	BDO	Amey UK plc (a)	100%	30,250	Oxford
Owen Williams Limited	BDO	Owen Williams Group Limited	100%	1,139	Oxford
Owen Williams Railways Limited	BDO	Owen Williams Group Limited	100%	200	Oxford
Primo Facilities Management Limited	BDO	Owen Williams Group Limited	100%	700	Oxford
R T James & Partners Limited	N/A Dormant	Owen Williams Group Limited	100%	0	Oxford
RSP (Holdings) Ltd (IP)	KPMG	Amey Ventures Investments Limited	35%	0	Oxford
Services Support (Avon & Somerset) Holdings Lted (IP)	Deloitte and Touche	Amey Ventures Investments Limited	20%	10	London
Services Support (Avon & Somerset) Limited	Deloitte and Touche	Services Support (Avon & Somerset) Holdings Ltd	100%	0	London
Sherard Secretariat Services Limited		Amey plc	100%	0	Oxford
The Renfrewshire Schools Partnership Ltd	KPMG	RSP (Holdings) Ltd	100%	50	Scotland
Tramtrack Croydon Limited	Mazars	Amey Tramlink Ltd	50%	0	Oxford
Tramtrack Lease Financing Limited	Mazars	Tramtrack Croydon Limited	100%	0	Croydon
Tramtrack Leasing Limited	Mazars	Tramtrack Croydon Limited	100%	0	Croydon
Treasurepark Ltd	BDO	Amey Ventures Investments Limited	100%	10	Oxford
Tube Lines (Finance) plc	Deloitte and Touche	Tube Lines (Holdings) Limited	100%	50	London
Tube Lines (Holdings) Limited (IP)	Deloitte and Touche	JNP Ventures 2 Limited	66.67%	0	London
Tube Lines Limited	Deloitte and Touche	Tube Lines (Holdings) Limited	100%	45,000	London
Tube Lines Pension Scheme Trustees Limited	Deloitte and Touche	Tube Lines Limited	100%	0	London
Unity City Academy Trust		Company limited by guarantee		0	Middlesbrough
Williams Trustees Limited	N/A Dormant	Owen Williams Group Limited	100%	0	Oxford
Wimco Ltd	BDO	Amey Railways Holding Ltd	100%	10,686	Oxford
Yarls Wood Immigration Limited	PWC	Amey Programme Management Ltd	50%	0	Reino Unido
Swissport Cargo Services Center (UK) Ltd.	PWC	Swissport International AG	100%	498,123	Reino Unido
Groundstar Ltd.	PWC	Swissport International AG	100%	33,796,428	Reino Unido
Groundstar Stansted Ltd.		Swissport International AG	100%	incl.in Groundstar	Reino Unido
Swissport Fueling UK		Swissport International AG	100%	incl. in Groundstar	Reino Unido
GERMANY					
Swissport Cargo Services Deutschland GmbH	PWC	Swissport International AG	100%	2,327,002	Germany
Swissport Deutschland GmbH		Swissport International AG	100%	5,973,871	Germany
Swissport Ground Handling GmbH	PWC	Swissport International AG	100%	3	Germany
Swissport Services GmbH		Swissport International AG	100%	1	Germany
Swissport Travel Center GmbH		Swissport International AG	100%	2	Germany
PORTUGAL					
Cespa Portugal S.A	Deloitte	Compañía Española de Servicios Públicos Auxiliares S.A	100%	11,813	Oporto
Citrup Lda	Deloitte	Cespa Portugal S.A	70%	62	Oporto
Novipav Investimentos SGES S.A	Navalho, Martins&Associados	Grupisa Infraestructuras, S.A	100%		Portugal
Sopovico Soc. Port. Vias de com S.A	Navalho, Martins&Associados	Novipav Investimentos SGES, S.A	100%		Portugal
Ferrovial Construcoes Gestao e Manutencao, S.A	BDO	Ferrovial Servicios S.A (iv)	97.5%	362	Portugal
DUTCH ANTILLES					
Aerocargo N.V.		Swissport International AG	100%	528,754	Dutch Antilles
Cargo Services Center International N.V.	PWC	Swissport International AG	100%	9,238	Dutch Antilles
Swissport Curacao		Swissport International AG	100%	11,432	Dutch Antilles
FRANCE					
Air Littoral Assistance	PWC	Swissport International AG	100%	1	France
Airport Services France	PWC	Swissport International AG	100%	660,388	France
Swissport Cargo Services France	PWC	Swissport International AG	100%	4,957,404	France
KENYA					
Airside Ltd. (Swissport Kenya)	PWC	Swissport International AG	85%	322,315	Kenya
Swissport Cargo Services Center East Africa B.V.	PWC	Swissport International AG	100%	29,172	Kenya
TANZANIA					
Swissport Tanzania Ltd.	PWC	Swissport International AG	51%	2,935,200	Tanzania
IRELAND					
Amey Business Services (Ireland) Ltd	BDO Ireland	Amey Business Services Ltd	100%		UK
Landmille Ltd		Ferrovial Servicios, S.A.	100%		UK
CAMEROONS					
Camport S.A.		Swissport International AG	47%	11,700	Cameroons
DOMINICAN REPUBLIC					
Carribbean Jets		Swissport International AG	34%	incl. In SP Dominicana	Dominican Republic
Swissport Dominicana		Swissport International AG	34%	112,201	Dominican Republic
MOROCCO					
Cespa Nadafa SARL	Deloitte	Compañía Española de Servicios Públicos Auxiliares S.A (iii)	98.76%	449	Tanger
NIGERIA					
Checkport Nigeria Ltd		Swissport International AG	43%	34,700	Nigeria
SOUTH AFRICA					
Checkport South Africa Ltd.		Swissport International AG	43%	292,740	South Africa

Company	Auditor	Holding company	%	Amount	Country
Swissport South Africa (PTY) Ltd.	PWC	Swissport International AG	51%	1	South Africa
CHILE					
Grupisa Chile, S.A		Inversiones Grupisa Chile, S.A (v)	60%		Chile
Inversiones Grupisa Chile, S.A		Grupisa Infraestructuras, S.A	100%		Chile
LUXEMBOURG					
Swissport Lux S.A	PWC	Ferrovial Servicios, S.A.	100%		Luxembourg
Swissport Cargo Services Lux Sarl	PWC	Swissport Lux S.A	75%		Luxembourg
ARGENTINA					
Swissport Argentina S.A.	PWC	Swissport International AG	100%	0	Argentina
AUSTRIA					
Swissport Austria GmbH		Swissport International AG	100%	56,350	Austria
MEXICO					
Swissport Aviation Services de Mexico S.A. de C.V.	PWC	Swissport International AG	70%	10,788,217	Mexico
Swissport Cargo Services de Mexico S.A. de C.V.		Swissport International AG	100%	5,141,500	Mexico
BRAZIL					
Swissport Brasil Ltda.	PWC	Swissport International AG	99%	38,018,502	Brazil
Swissport Cargo Services Brazil Logistica Ltda.	PWC	Swissport International AG	51%	91,893	Brazil
CANADA					
Swissport Canada Handling Inc.		Swissport International AG	100%	64,264	Canada
NORWAY					
Swissport Cargo Service Holding B.V.		Swissport International AG	100%	34,500,000	Norway
Swissport Nederland B.V.		Swissport International AG	100%	5,052,374	Norway
Swissport Cargo Services The Netherlands B.V.		Swissport International AG	100%	2,346,579	Norway
Swissport Greek Participation B.V.		Swissport International AG	0%	85,448	Norway
BELGIUM					
Swissport Cargo Services Belgium N.V.		Swissport International AG	100%	374,187	Belgium
ISRAEL					
Swissport Cargo Services Israel Ltd.		Swissport International AG	51%	0	Israel
ITALY					
Swissport Cargo Services Italy S.R.L.		Swissport International AG	100%	1,681,088	Italy
Swissport Italy S.R.L.		Swissport International AG	100%	155,000	Italy
HUNGARY					
Swissport Cargo Services Magyarorszag Kft.		Swissport International AG	100%	95,017	Hungary
Swissport Cargo Services St. Petersburg		Swissport International AG	51%	53,240	Hungary
VENEZUELA					
Swissport Cargo Services Venezuela S.A.		Swissport International AG	88%	21,144	Venezuela
Tramitaven C.A.		Swissport International AG	60%	386,508	Venezuela
CYPRUS					
Swissport G.A.P. Vassilopoulos		Swissport International AG	51%	0	Cyprus
					Cyprus
GREECE					
Swissport Hellas Cargo S.A.		Swissport International AG	41%	794,921	Greece
Swissport Hellas S.A.		Swissport International AG	51%	4,131,322	Greece
JAPAN					
Swissport Japan		Swissport International AG	100%	1,078,000	Japan
COREA					
Swissport Korea Ltd.		Swissport International AG	51%	5,582,780	Corea
POLAND					
Swissport Poland Ltd.		Swissport International AG	100%	16,875	Poland
SINGAPORE					
Swissport Singapore Pte Ltd.	PWC	Swissport International AG	100%	8,925,534	Singapore
UKRAINE+A36					
Swissport Ukraine		Swissport International AG	51%	743,702	Ukraine

(IP) Integración Proporcional

(i) The remaining share capital is owned by Can-am, S.A.
(ii) 40% via Cespa Conten, S.A.
(iii) 0.74% via Cespa GR, S.A.
(iv) The remaining share capital is owned by Grupo Ferrovial, S.A.
(v) 9.23% via Ferrovial Servicios, S.A.

REAL ESTATE

Company	Auditor	Parent Company	% shareholding	Net Cost Shareholding	Reg. office
POLAND					
Budimex Nieruchomosci Inwestycje Sp. z o.o. (B.N.I.)	Deloitte Audyt Sp. z o.o.	Grimaldi Investment (1)	50%	52,127	Warsaw
Budimex Marlborska Sp. z o.o.	Deloitte Audyt Sp. z o.o.	Budimex Nieruchomosci Inwestycje Sp. z o.o.	100%	1,461	Warsaw
Budimex Nad Wilga Sp. z o.o.	Deloitte Audyt Sp. z o.o.	Budimex Nieruchomosci Inwestycje Sp. z o.o.	100%	2,234	Warsaw
Budimex Olbrachta Sp. z o.o.	Deloitte Audyt Sp. z o.o.	Budimex Nieruchomosci Inwestycje Sp. z o.o.	100%	534	Warsaw
Land-Pro Sp. z o.o.	Deloitte Audyt Sp. z o.o.	Budimex Nieruchomosci Inwestycje Sp. z o.o.	100%	22,128	Warsaw

(1) Remaining 50% through Budimex Nieruchomosci

REST

Company	Auditor	Parent Company	% shareholding	Net Cost Shareholding	Reg. office
Ferrovial Telecomunicaciones, S.A.(a)		Grupo Ferrovial, S.A.(i)	99%	34,398	Madrid

(a) Form part of Consolidation Scope of Grupo Ferrovial, S.A.y sociedades dependientes
(b) Form part of Consolidation Scope of Cintra Concesiones de Infraestructuras de Transporte, S.A.
(c) Form part of Consolidation Scope of Inversora de Autopistas del Sur, S.L.
(d) Form part of Consolidation Scope of Inversora de Autopistas de Levante, S.L.
(IP) Proportional consolidation

(i) Remaining % through Can-am, S.A.

ASSOCIATES (consolidated by equity method)

CONSTRICTION

Company	Auditor	Parent Company	% shareholding	Net Cost Shareholding	Reg. office
SPAIN					
Urbs Iudex et Causidicus, S.A.		Ferrovial Agromán, S.A.	22%	8,483	Spain
POLAND					
Elektromontaż Poznań S.A.	Deloitte &Touche	Budimex, S.A.	30.78%	15,342	Poznań
Autostrada Poludnie	Deloitte & Touche	Budimex, S.A.	37.50%	4,688	Warszawa
PPHU PROMOS Sp. z o.o.		Budimex Dromex, S.A.(i)	21.28%	106	Kraków
ZRE Kraków Sp. z o.o.		Budimex Dromex, S.A.	26.61%	247	Kraków

(i) 4,25% through Sprzgt Transport Sp z.o.o.

SERVICES

Company	Auditor	Parent Company	% shareholding	Net Cost Shareholding	Reg. office
SPAIN					
Madrid Calle-30, S.A.	KPMG	Empresa Mantenimiento y Explotación M-30, S.A	20%		Madrid
Asoc.Estudio Tecnologias Equipamientos de Carreteras, S.A	No need to be audited	Grupisa S.A	9.23%	3	Madrid
Necrópolis de Valladolid	BDO Audiberia	Sitkol S.A	49%	2,352	Valladolid
Ecoparc del Mediterrani, S.A	Deloitte	Cespa Gestion Residuos S.A (a)	40%	1,920	Barcelona
Valdedominguez 2000, S.A.	Deloitte	Compañía Española de Servicios Públicos Auxiliares S.A	20%	601	Madrid
Ingenieria Urbana S.A.	Deloitte	Compañía Española de Servicios Públicos Auxiliares S.A	35%	4,227	Alicante
Recollida de Residuos D'Osona S.L	No need to be audited	Compañía Española de Servicios Públicos Auxiliares S.A	45%	385	Barcelona
Reciclados y Compostaje Piedra Negra, S.A	Deloitte	Compañía Española de Servicios Públicos Auxiliares S.A	45%	1,654	Alicante
Companya Especial de Recuperacions i Recondicionaments. S.L	No need to be audited	Cespa Gestion Residuos S.A (a)	42.11%	756	Barcelona
PORTUGAL					
Valorhospital S.A	No need to be audited	CESPA PORTUGAL	35.13%	69	Oporto
ANDORRA					
Centre de Tractament de Residus d'Andorra	GM Consultors	Cespa Gestion Residuos S.A (a)	29%	1,908	Andorra la Vella
FRANCE					
Swissport Executive	PWC	Swissport International AG	50.01%	32,144	Francia
ISRAEL					
Quality Airport Services Israel Ltd.		Swissport International AG	50%	3,950	Israel
PHILLIPINES					
Miascor Ground Handling Corp.		Swissport International AG	40%	4,631,153	Philippines
Visayas Airport Services Corp.		Swissport International AG	40%	25,677	Philippines
Mindanao Airport Services Corp.		Swissport International AG	40%	25,677	Philippines
Swissport Philippines Inc.		Swissport International AG	40%	0	Philippines
PERU					
Swissport GBH Peru S.A.		Swissport International AG	41%	2,873,765	Peru
HONDURAS					
Swissport GBH Honduras S.A.		Swissport International AG	41%	incl. in Swissport Peru	Honduras
ALGIERS					
Swissport Algerie Ltd.		Swissport International AG	40%	6.479	Algiers
GHANA					
Checkport Ghana		Swissport International AG	51%	5,230	Ghana

GREECE				
WSW Hellas Services S.A.	Swissport International AG	21.25%	100,289	Greece

INFRASTRUCTURES

Company	Auditor	Parent Company	% Shareholding	Net Cost Shareholding	Reg. office
SPAIN					
Sociedad Municipal de Aparcamientos y Servicios, S.A.		Cintra Aparcamientos S.A	24.5%	3,757	Málaga
Estacionamientos y Servicios Extremeños, S.A		Cintra Aparcamientos S.A	25.0%	90	Badajoz
Infoser Estacionamientos A.I.E.		Dornier, S.A	33.3%	60	Madrid
Estacionamientos Urbanos de León, S.A		Dornier, S.A	43.0%	452	León

List of BAA Group companies

Company	Auditor	% Shareholding	Reg. office	
9G Rail Limited		100%	UK	
Aberdeen Airport Limited	PWC	100%	UK	
ADI Finance 1 Ltd	PWC	100%	UK	
ADI Finance 2 Ltd	PWC	100%	UK	
Airport Development and Investment (Holding) Ltd		100%	UK	
Airport Development and Investment Limited		100%	UK	
Airport Development Group Pty Limited		100%	Australia	
Airport Express Rail Limited		100%	UK	
Airport Hotels General Partner Limited		100%	UK	
Airport Hotels Trust Manager Limited		100%	Jersey	
Airport Industrial Limited Partnership		50%	UK	
Airport Property GP (No.1) Limited		100%	UK	
Airport Property GP (No.2) Limited		50%	UK	
Airport Property Partnership		50%	UK	
Airport Property Partnership		50%	UK	
Airports International Limited		100%	UK	
Airports Limited		100%	UK	
Airports UK Limited		100%	UK	
AirportSmart Limited		42%	UK	
Airstralia Development Group Pty Limited		100%	Australia	
Alice Springs Airport Pty Ltd		100%	Australia	
Australia Pacific (Property) Pty Limited		100%	Australia	
Australia Pacific Airports (Melbourne) Pty Limited		100%	Australia	
Australia Pacific Airports Corporation (Holdings) Pty Limited		100%	Australia	
Australia Pacific Airports Corporation Limited		15%	Australia	
Australian Pacific Airports (Launceston) Pty Limited		100%	Australia	
BAA (Hong Kong) Limited		100%	UK	
BAA (International Holdings) Limited		100%	UK	
BAA (JFK), Inc.		100%	USA	In dissolution
BAA Air Terminals,Inc.		100%	USA	In dissolution
BAA Australia Pty Limited		100%	Australia	
BAA Boston Inc		100%	USA	
BAA Building Control Services Limited		100%	UK	
BAA Business Support Centre Limited		100%	UK	
BAA Enterprises Limited		100%	UK	
BAA General Partner Limited		100%	UK	
BAA Harrisburg, Inc.		100%	USA	
BAA Hotels Limited		100%	UK	
BAA Indianapolis LLC		100%	USA	
BAA Insurance Services Limited		100%	Isle of Man	
BAA International Limited		100%	UK	
BAA Italia S.p.A.		100%	Italia	
BAA Limited		100%	UK	
BAA Lynton Developments Limited		100%	UK	
BAA Lynton Holdings Limited		100%	UK	
BAA Lynton Management Limited		100%	UK	
BAA Lynton plc		100%	UK	
BAA Maryland Inc		100%	USA	
BAA Partnership Limited		100%	UK	
BAA Pension Trust Company Limited		100%	UK	
BAA Pittsburgh, Inc.		100%	USA	
BAA Properties Limited		100%	UK	
BAA QUEST Trustee Limited		100%	UK	
BAA Trust Company Limited		100%	UK	
BAA USA (Holdings), Inc.		100%	USA	
BAA USA, Inc.		100%	USA	
Best of the Best plc		14%	UK	
BMG (Ashford) General Partner Limited		100%	UK	
BMG (Ashford) Limited		100%	UK	
BMG (Ashford) Partnership Trustco Limited		100%	UK	

BMG (Bridgend Phases II and III) General Partner Limited		100%	UK	
BMG (Bridgend) Limited		75%	UK	
BMG (Cheshire Oaks) Limited		100%	UK	
BMG (CO2) Limited		100%	UK	
BMG (Swindon Phase III Trustco) Limited		100%	UK	
BMG (Swindon Phases II and III) General Partner Limited		100%	UK	
BMG (Swindon) Limited		79%	UK	
BMG Europe Limited		100%	Jersey	
British Airports Services Limited		100%	UK	
BUD Holding Vagyonkezelo Zartkoruen Mukodo Reszvenytarsasag		100%	Hungary	
Budapest Airport (Ground Handling) Kft		100%	Hungary	
Budapest Airport Zrt	PWC	100%	Hungary	
Budapest FUF Kft		66%	Hungary	
Budapest Magyar Duty Free Kft		29%	Hungary	
Budapest RUK Kft		100%	Hungary	
Capital Aviation Services LLC		33%	Omsn	
Central Land Investments (Holdings) Limited		75%	UK	
City Place Gatwick Management Company Limited		57%	UK	
Community Insulation Trust		100%	UK	
Darwin International Airport Pty Ltd		100%	Australia	
Devon Nominees (No.1) Limited		100%	UK	
Devon Nominees (No.2) Limited		100%	UK	
Devon Nominees (No.3) Limited		100%	UK	
Devon Nominees Limited		100%	UK	
Eastleigh Airport Limited		100%	UK	
Edinburgh Airport Limited	PWC	100%	UK	
Gatwick Airport Limited	PWC	100%	UK	
Gesac Engineering SRL		100%	Italy	
Glasgow Airport Limited	PWC	100%	UK	
Global Airport Services Limited		50%	Jersey	In dissolution
Heathrow 2004 Limited		100%	UK	
Heathrow Airport Limited	PWC	100%	UK	
Heathrow Express Operating Company Limited		100%	UK	
London Airports 1992 Limited		100%	UK	
London Airports 1993 Limited		100%	UK	
London Airports Limited		100%	UK	
Lynton Estates Limited		100%	UK	
Lynton Holdings Limited		100%	UK	
Lynton Investments Limited		100%	UK	
Lynton MHA Limited		100%	UK	
Lynton Netherlands B.V.		100%	Netherlands	
Lynton Properties Limited		100%	UK	
Lynton Unlimited		100%	UK	
Marlyn Ventures Limited		50%	UK	
Midhurst Investments Limited		100%	UK	
Northern Territory Airports Pty Limited		100%	Australia	
Precis (2204) Limited		100%	UK	
Precis (2206) Limited		100%	UK	
Precis (2207) Orbital Park Limited		100%	UK	
Sanfield Lynton Limited		50%	UK	
Scottish Airports Limited		100%	UK	
Societa Gestione Servizi Aeroporti Campani S.p.A.	PWC	65%	Italy	
Software Design S.p.A.		49%	Italy	
Southampton Airport Limited		100%	UK	
Southampton Handling Limited		100%	UK	
Southampton International Airport Limited	PWC	100%	UK	
Stansted Airport Limited	PWC	100%	UK	
Stansted Site Number 6 Limited		100%	UK	
Summerbridge Properties Limited		100%	UK	
Tennant Creek Airport Pty Ltd		100%	Australia	
The Airport Hotels Partnership		10%	UK	
The BMG (Ashford) Limited Partnership		100%	UK	
The BMG (Bridgend Phases II and III) Limited Partnership		61%	UK	
The BMG (CO Phase IV) Limited Partnership		100%	UK	
The BMG (Swindon Phases II and III) Limited Partnership		73%	UK	
The Outlet Company Limited		100%	UK	
The Swindon Limited Partnership		11%	UK	
UK Outlet Center 1 Limited		100%	Jersey	
WDF (Mauritius) Limited		100%	Mauritius	
WDF Italia S.r.l		100%	Italy	
Westralia Airports Corporation Pty Limited		100%	Australia	
World Business Centre Management Company Limited		67%	UK	
World Duty Free Europe Limited		100%	UK	
World Duty Free Inflight (Europe) Limited		100%	UK	
World Duty Free Limited		100%	UK	
World Duty Free Shanghai Limited		100%	China	



Paseo de la Castellana, 43
28046 Madrid
Tel. +34 902 021 111
Fax +34 913 083 566

Free translation of the auditor's report originally issued in Spanish on the consolidated annual accounts for the first financial year prepared in accordance with International Financial Reporting Standards as adopted by the European Union. In the event of a discrepancy, the Spanish language version prevails.

AUDITOR'S REPORT ON THE CONSOLIDATED ANNUAL ACCOUNTS

To the Shareholders of Grupo Ferrovial, S.A.

1. We have audited the consolidated annual accounts of Grupo Ferrovial, S.A. and its subsidiaries (the Group), consisting of the consolidated balance sheet at 31 December 2006, the consolidated income statement, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes to the consolidated annual accounts for the year then ended, the preparation of which is the responsibility of the Directors of the Parent Company. Our responsibility is to express an opinion on the consolidated annual accounts taken as a whole, based on the work performed in accordance with auditing standards generally accepted in Spain, which require the examination, on a test basis, of evidence supporting the consolidated annual accounts and an evaluation of their overall presentation, the accounting principles applied and the estimates made. As it is explained at the Appendix 1 of the enclosed consolidated annual accounts, our work did not include the audit of the 2006 annual accounts of some companies of the Group, whose total assets and net turnover represent a 14% and 10% of the corresponding consolidated accounts, respectively. Said annual accounts of such companies have been examined by other auditors and our auditor's opinion on the consolidated annual accounts of Grupo Ferrovial, S.A. and its subsidiaries is based, in respect of such companies, only on these auditors' report.

2. In accordance with Spanish Corporate Law, the parent Company's Directors have presented, for comparative purposes only, for each item of the consolidated balance sheet, the consolidated income statement, the consolidated cash flow statement and the consolidated statement of recognised income and expense, the corresponding amounts for the previous year as well as the amounts for 2006, which differ from those contained in the approved consolidated annual accounts for 2005 due to the application of IFRS 5 and the change in IAS 19 described in note 2.3.to the accompanying consolidated annual accounts . Our opinion refers exclusively to the consolidated annual accounts for 2006. On 22 February 2006, we issued our audit report on the 2005 consolidated annual accounts, in which we expressed an unqualified opinion.

3. In our opinion, based in our audit and on other auditors' report, the accompanying consolidated annual accounts for 2006 present fairly, in all material respects, the consolidated financial position of Grupo Ferrovial, S.A. and its subsidiaries (the Group) as at 31 December 2006 and the consolidated results of their operations, changes in consolidated recognised incomes and expenses and consolidated cash flows for the year then ended and contain all the information necessary for their interpretation and comprehension in accordance with International Financial Reporting Standards adopted by the European Union which are consistent with those applied in the preparation of the consolidated financial statements for the previous year.

4. The accompanying consolidated Directors' Report for 2006 contains the information that the Parent Company's Directors consider relevant to the Group's position, the development of its business and other matters and does not form an integral part of the consolidated annual accounts. We have verified that the accounting information contained in the aforementioned Directors' Report agrees with that of the consolidated annual accounts for 2006. Our work as auditors is limited to checking the consolidated Directors' Report within the scope already mentioned in this paragraph and it does not include a review of information other than that obtained from the accounting records of Grupo Ferrovial, S.A. and its subsidiaries.

PricewaterhouseCoopers Auditores, S.L.

Lorenzo López
Partner

23 February 2007

Corporate Governance report 218


CORPORATE
GOVERNANCE

GRUPO FERROVIAL S.A.
Annual Corporate Governance Report for the 2006 Financial Year

Introduction

Ferrovial has a set of Board of Directors Regulations and an Internal Code of Conduct that have been modified when necessary in order to bring them into line with successive legal requirements or Corporate Governance recommendations. On 25 July 2003, the Board of Directors approved the new text of both sets of Regulations.

Through these Regulations, Ferrovial regulates its corporate governance: the principles that govern its courses of action, the organization and performance of its Board of Directors, and the establishment of measures to guarantee a high level of transparency and introduce codes of conduct to ensure there is no interference in the Company's performance in the securities markets.

Subsequently, the Company approved the Shareholders' Meeting Regulations in 2004, which regulate aspects related to the holding of the Shareholders' Meeting and safeguard the rights attributed to the shareholders on the occasion of the Meeting.

In order to provide further details about corporate governance to shareholders, investors and the public in general, Ferrovial has also published an annual corporate governance report since its stock market debut.

- Between 1999 and 2001, the Company disclosed its compliance with the recommendations contained in the "Report by the Special Commission for studying an ethical code for Boards of Directors" (the Olivencia Report).
- In 2003, Ferrovial published the 2002 Corporate Governance Report, explaining its compliance with the recommendations of the "Report by the Special Commission for fostering transparency and security in the markets and in listed companies" (the Aldama Report).
- In 2004, the Company published the 2003 Corporate Governance Report, detailing its compliance with Law 26/2003, dated 17 July, which amended the Securities Market Law and the Spanish Corporations Law in order to reinforce listed companies' transparency, and its implementing Regulations.
- Since 2004, the Company publishes the Annual Corporate Governance Report in accordance with the official form provided by the Comisión Nacional del Mercado de Valores (Spanish Securities and Investments Board), hereinafter referred to as the "CNMV".
- Board of Directors approved the Annual Corporate Governance Report in line with the CNMV's official format which, after notification to the latter, was published and is available on the Company's web site (www.ferrovial.com).

The official form details the information contained in the following chapters.

- Lastly, it must be mentioned that on the date of this Annual Report, the Company had carried out work on the analysis of and internal compliance with the recommendations established in the Unified Code of Good Governance approved through resolution of the CNMV's Board Meeting dated 22 May 2006 ("UCGG"), this work resulting in the drawing up of a proposal for modification of the Company Articles of Association and the Shareholders' Meeting Regulations, besides a new text of the Board of Directors Regulations, which are to be presented for consideration, for their due voting or reporting on, by the next Shareholders' Meeting of Grupo Ferrovial, S.A.

(A) Ownership structure

I. Share capital

Grupo Ferrovial, S.A.'s share capital amounts to 140,264,743 euros, divided into 140,264,743 shares, each with a nominal value of one (1) euro. All the shares are of the same class and series.

The latest change in the share capital was a reduction of 1,867,404 euros through the redemption of 1,867,404 own shares each with a nominal value of one (1) euro, based on a resolution adopted by the Shareholders' Meeting dated 31 March 2000.

II. Significant stakes and control

Based on the information available to the Company at 31 December 2006, the owners of significant stakes in Grupo Ferrovial, S.A. were those listed in the following table:

	No. of shares	% of share capital
Portman Baela, S.L.	81,795,245	58.315

The most significant movements in the share structure consisted of the transfer by the shareholder Casa Grande de Cartagena S.L. of its entire holdings in the Company's capital (17.777%) in favour of Portman Baela S.L., on 27 July 2006.

According to the notification sent to the CNMV and to the Company itself, on 24 November 2006, the "concerted family group" formed by Rafael del Pino y Moreno and his children (Maria, Rafael, Leopoldo and Fernando del Pino y Calvo-Sotelo) indirectly controlled (through Portman Baela S.L.) 58.315% of the share capital of Grupo Ferrovial, S.A.

III. Stakes owned by the Directors

At 31 December 2006, the combined holdings of the Directors, including those corresponding to significant shareholders, amounted to 82,484,090 shares, i.e. 58.806% of capital.

The Board of Directors' stakes are broken down as follows:

	Shares		% Capital
	Direct	Indirect	
Rafael del Pino y Calvo-Sotelo (*)	7,103		0.005
Santiago Bergareche Busquet	607,768	---	0.433
Jaime Carvajal Urquijo	11,932	390	0.009
Joaquín Ayuso García	16,357	---	0.012
Fernando del Pino y Calvo-Sotelo (*)	5,257		0.004
PORTMAN BAELA, S.L., represented by Eduardo Trueba Cortés	81,795,245	---	58.315
Juan Arena de la Mora	5,925	---	0.004
Santiago Eguidazu Mayor	5,612	16,891	0.0016
Gabriele Burgio	5,483	---	0.004
José María Pérez Tremps	5,912	218	0.004
María del Pino y Calvo-Sotelo (*)	215		0.000
TOTAL			**58.806**

(*) As stated in the preceding section, these Directors form part of the "family group" that indirectly controls 58.315% of the share capital, through Portman Baela, S.L.

The combined holdings of the Board of Directors, excluding those corresponding to significant shareholders, amounted to 689,063 shares, i.e. 0.491% of capital.

IV. Stock options

Listed below is the number of stock options held by the Company's executive directors as at 31 December 2006. These stock options were allocated to them as a result of the remuneration system described in Section B (Administrative Structure), where they are described in detail.

	Stock options	No. of equivalent shares	% share capital
Rafael del Pino y Calvo-Sotelo	496,600	496,600	0.354
Joaquín Ayuso García	496,600	496,600	0.354
José María Pérez Tremps	200,000	200,000	0.143

V. Shareholders' agreements and concerted actions

The Company is not aware of any shareholders' agreements that regulate the exercise of voting rights at Shareholders' Meetings or which restrict or condition the free transfer of Company shares.

VI. Relations between owners of significant stakes and the Company and among the owners themselves

In addition to the family ties stated in the preceding paragraph, Portman Baela, S.L. is a member of the Grupo Ferrovial, S.A.'s Board of Directors.

Rafael del Pino y Moreno, the Company's founder, is also its Honorary President.

Rafael del Pino y Calvo-Sotelo has been the Chairman of Grupo Ferrovial, S.A. since 2000 and is a Director. Fernando and María del Pino y Calvo-Sotelo are also Directors.

Leopoldo del Pino y Calvo-Sotelo is a Director of Cintra in Spain.

VII. Own shares

1. Own shares

Own shares as a percentage of the share capital moved from 0.148% at 31 December 2005 to the 0.095% existing at the close of 2006.

In 2006, there were no significant changes in own shares, in accordance with the meaning given in Royal Decree 377/1991, dated 15 March.

The aforementioned percentage at 31 December 2006 is equivalent to indirect ownership of 133,183 own shares. The average acquisition cost was 73.57 euros per share.

The net profit earned during 2006 through transactions with own shares amounted to 8,541.4 thousand euros.

2. Shareholders' Meeting authorization

On the date of this report, the authorization to acquire own shares granted to the Board of Directors by the Shareholders' Meeting on 31 March 2006 was in force. Its full text is available on Ferrovial's web site www.ferrovial.com

3. Own shares: policy and rules

a) Powers of the Board of Directors

In accordance with article 8 of the Board Regulations, the Board of Directors is responsible for determining the Company's policy on own shares, subject to the powers obtained at the Shareholders' Meeting.

b) Execution of transactions with own shares

The Internal Code of Conduct Regulations of Grupo Ferrovial, S.A. and its Group of Companies in matters relating to the securities markets establishes that the policy on own shares, which must be determined by the Board of Directors as already stated, shall be aimed at ensuring that the purchase and sale of own shares do not distort the process of market price discovery, and it regulates the action guidelines in detail.

The Company's Chief Financial Officer is responsible for executing the specific acquisition plans and supervising ordinary transactions with the Company's shares.

The acquisition of the Company's own shares for subsequent transfer to the beneficiaries of plans involving the delivery of shares and of stock option plans approved by the Board of Directors are performed considering the particular features of this type of operation and in the form approved in those plans.

4. Information on own shares

Ferrovial provides information about own shares and their average acquisition price on its corporate web site; this information is updated every month.

VIII. Legal and bylaw restrictions on voting rights and on buying and selling shares

There are no restrictions of any kind on the exercise of voting rights or on the acquisition or sale of stakes in share capital other than those established by law.

(B) The Company's Administrative Structure

I. Members of the Board of Directors

1. Members of the Board of Directors

The Bylaws and the Regulations state that the Board of Directors shall strive to ensure that external or non-executive Directors represent a broad majority of the Board. The Board must also strive to ensure that the majority group of external Directors includes Proprietary Directors and independent Directors, with a significant proportion of the latter.

In 2006, the Board of Directors consisted of eleven members (between the minimum of six and maximum of fifteen permitted by the Bylaws).

The only variation experienced in the composition of the Board of Directors of Grupo Ferrovial, S.A. was the resignation of CASA GRANDE DE CARTAGENA S.L. (as a result of the transfer of the equity holding it held, which was referred to in section A) III), and the appointment, carried out through co-option and on the basis of a report submitted by the Nomination and Remuneration Committee, of María del Pino y Calvo-Sotelo, as Proprietary Director, who up until that time had held the post of representative of CASA GRANDE DE CARTAGENA S.L.

Finally, the Board of Directors of Grupo Ferrovial, S.A., at 31 December 2006, is formed by the following Directors:

Chairman and CEO: • Rafael del Pino y Calvo-Sotelo	Executive and proprietary
First Deputy Chairman: • Santiago Bergareche Busquet	Independent
Second Deputy Chairman • Jaime Carvajal Urquijo	Independent
CEO: • Joaquín Ayuso García	Executive
Directors:	
• Fernando del Pino y Calvo-Sotelo	Proprietary
• PORTMAN BAELA S.L. Represented by Eduardo Trueba Cortés	Proprietary
• Juan Arena de la Mora	Independent
• Santiago Eguidazu Mayor	Independent
• Gabriele Burgio	Independent
• María del Pino y Calvo-Sotelo	Proprietary
Director and Secretary: • José María Pérez Tremps	Executive

Each Director's status, based on the definitions contained in the Board Regulations, is indicated beside his/her name:

Executive Directors: The Managing Directors of Grupo Ferrovial, S.A., and all the Directors of the Company who hold an executive or management position in the Company or in its subsidiaries and, in any case, those who have a stable contractual relationship of a civil, labour, mercantile or similar type with the Company or its subsidiaries, other than their position as Director, and those with any decision-making capacity relating to some part of the Company's or group's business through stable delegations or empowerments granted by the Board or other echelons of the Company or its subsidiaries.

External or non-executive Directors: Directors who are not Executive Directors in accordance with the preceding definition.

Proprietary Directors: Directors of Grupo Ferrovial, S.A. who are proposed by shareholders, individually or in a group, owning a stable holding in the share capital which, regardless of whether or not it entitles them to a seat on the governing body, the Board believes is sufficiently significant, taking account of the holdings by non-stable shareholders in the Company, to appoint them or propose their appointment to the Shareholders' Meeting.

Independent Directors: External Directors of acknowledged professional prestige who may contribute their experience and knowledge to corporate governance and, although they are not Executive or Proprietary, are appointed as Directors because they meet the conditions determined in these Regulations.

In any case, Independent Directors must not:

- Have or have recently had a stable, direct or indirect relationship: (i) of a professional, labour or commercial nature; (ii) that is significant in terms of the amount or nature of the services provided; and (iii) that they maintain or have maintained with Ferrovial, the Proprietary Directors or group companies whose shareholding interests they represent, credit institutions that participate in the financing of Ferrovial, or organizations that receive economic contributions from Ferrovial.
- Be a director of another company that has proprietary directors in the Company.
- Be related up to the third degree of consanguinity or second degree of affinity or be linked in any other way of similar significance to Executive Directors, Proprietary Directors or members of the Company's Senior Management.
- Directly or indirectly own over 2% of the Company's capital.

If any of the Independent Directors, or any persons proposed as such, are subject to any of the circumstances described in the sections above, the Board of Directors may consider an exemption based on a report by the Nomination and Remuneration Committee, disclosing the circumstance in the Annual Report.

2. Profile of the Independent Directors

D. Santiago Bergareche Busquet

- Member of the Board of Directors since 1999.
- Degree in Economics and Law (Deusto Commercial University).
- Non-executive Chairman of Dinamia Capital Privado.
- Director of Vocento and Gamesa Corporación Tecnológica S.A.
- Former CEO of Grupo Ferrovial, S.A. and Chairman of Agromán S.A.

D. Jaime Carvajal Urquijo

- Member of the Board of Directors since 1999.
- Law Degree (Madrid) and M.Sc. in Economics (Cambridge University, UK).
- Chairman of Advent Internacional (España); Ericsson Spain; ABB, S.A. and Parques Reunidos S.A., and Director of Lafarge Asland, Aviva y Solvay Ibérica. Senior Adviser at Morgan Stanley.
- Former Chairman of Ford España S.A.

Juan Arena de la Mora

- Member of the Board of Directors since 2000.
- PhD in Engineering (ICAI), Degree in Business Studies, Degree in Psychology, Diploma in Tax Studies and AMP (Harvard Business School).
- Director of Bankinter since 1987 and CEO since 1993.
- Chairman of Bankinter since 2002.

Santiago Eguidazu Mayor

- Member of the Board of Directors since 2001.
- Degree in Economics and Business Studies.
- Civil Service Economist and Trade Expert.
- Chairman of the Nmás1 Group.
- Former partner, CEO and Deputy Chairman of AB Asesores and Deputy Chairman of Morgan Stanley Dean Witter.

Gabriele Burgio

- Member of the Board of Directors since June 2002.
- Degree in Law and MBA from INSEAD (Fontainebleau).
- Executive Chairman of NH Hoteles since 1999.
- CEO of Jolly Hotels SpA since 2006.
- Former CEO of Cofir, he worked for Bankers Trust in New York and for Manufacturers Hanover in Italy.

3. Officers of the Board of Directors

Chairman

Since 1992, the Company's top executive has been Rafael del Pino y Calvo-Sotelo. On 29 June 2000, the Board of Directors resolved to appoint him as Chairman of the Board of Directors while still remaining as top executive.

Deputy Chairmen

The two Deputy Chairmen of the Board of Directors are independent.

CEO

In February 1999, the Company appointed a CEO, who has been granted all the Board's powers except for those whose delegation is prohibited by law or the Company's Bylaws.

Director and Secretary

The Board Secretary is also a Director. His mission is to supervise the formal and material legality of the Board of Directors' actions and to ensure that the procedures and rules of governance are respected and reviewed regularly.

4. Offices held by the members of the Board of Directors in other Ferrovial Group companies.

Director	Position	Company
Rafael del Pino y Calvo-Sotelo, Chairman	Chairman	BAA Plc.
		Cintra Concesiones de Infraestructuras de Transporte S.A
		Ferrovial Infraestructuras S.A.
		Ferrovial Aeropuertos S.A.
Santiago Bergareche Busquet, First Vice Chairman	Director	Ferrovial Aeropuertos S.A.
		Ferrovial Infraestructuras S.A.
Joaquín Ayuso García, CEO	Chairman and CEO	Ferrovial-Agroman, S.A.
		Ferrovial Inmobiliaria S.A.
		Ferrovial Servicios S.A.
		Ferrovial Telecomunicaciones S.A.
	Deputy Chairman	Cintra Concesiones de Infraestructuras de Transporte S.A.
	CEO	Ferrovial Infraestructuras S.A.
		Ferrovial Aeropuertos S.A
	Director	BAA Plc.
José María Pérez Tremps, Director and Secretary	Director	BAA Plc.
		Cintra Concesiones de Infraestructuras de Transporte S.A.
		Ferrovial Agromán S.A.
		Ferrovial Infraestructuras S.A.
		Ferrovial Aeropuertos S.A.
		Ferrovial Inmobiliaria S.A.
		Ferrovial Servicios S.A.
		Ferrovial Telecomunicaciones S.A.
		Swissport International AG
	Joint Administrator	Ferrovial Inversiones S.A.

5. Offices held by members of the Board of Directors in other non-Ferrovial companies listed in Spain

Rafael del Pino y Calvo-Sotelo:

- Independent Director of Banco Español de Crédito (Banesto).

Santiago Bergareche Busquet:

- Non-executive Chairman of Dinamia S.A.
- Independent Director of Gamesa Corporación Tecnológica S.A.
- Proprietary Director of Vocento S.A.

Juan Arena de la Mora:

- Chairman of the Board of Directors of Bankinter S.A.

Gabriele Burgio:

- Chairman of NH Hoteles S.A.
- Director at Sotogrande S.A.

6. Board members who are also members of the board of directors or executives of companies with significant stakes in the Company

Rafael del Pino y Calvo-Sotelo:

- CEO of Portman Baela S.L.

María del Pino y Calvo-Sotelo

- Vice Chairwoman of Portman Baela S.L.

7. Stakes of Board members in companies with the same, similar or complementary activities to the Grupo Ferrovial's corporate purpose. Positions or functions

Section 127 Ter., paragraph 4 of the Corporations Law, drawn up in Law 26/2003, dated 18 July, on changes to the Securities Market Law and to the Corporations Law to reinforce the transparency of listed companies, imposes on directors the duty to notify the Company of stakes they own in companies with activities that are the same, analogous or complementary to its corporate purpose, and their positions or functions in them, and the performance for their own account or for third parties of activities that are the same, analogous or complementary to the Company's corporate purpose.

In this regard, the following information given to the Company by Board members who held office on the Board of Directors of Grupo Ferrovial, S.A. at 31 December 2006 should be stated:

Equity holdings:

- In the subsidiary Cintra, Concesiones de Infraestructuras de Transporte S.A.

Joaquín Ayuso García:	0.0012%
Santiago Eguidazu Mayor:	0.0016%
José María Pérez Tremps:	0.00066%

- POLÁN S.A. (real estate activity), is a company wholly controlled by members of the "family control group" (see OWNERSHIP STRUCTURE) and or organizations linked with them.

Positions or functions (positions or functions in Grupo Ferrovial companies are included):

	Positions or functions	
	Position or function	**Company**
Rafael del Pino y Calvo-Sotelo	Chairman	BAA Plc.
	Chairman	Cintra, Concesiones de Infraestructuras de Transporte S.A.
	Chairman	Ferrovial Aeropuertos, S.A.
	Chairman	Ferrovial Infraestructuras, S.A.
Related Parties, according to the definition of section 127 Ter. Paragraph 5, of the Corporations Law:		
* Leopoldo del Pino y Calvo-Sotelo	Joint Administrator	Cintra Aparcamientos, S.A.
	Joint Administrator	Dornier S.A. Sociedad Unipersonal
	Director	Sociedad Municipal de Aparcamientos y Servicios, S.A.
	Director	Autopista del Sol, CESA
	Director	Autopista Alcalá - O'Donell, S.A.
	Chairman	Aparcament Escaldes Centre, S.A.
	Vice Chairman	Estacionamientos Urbanos de León, S.A.
Santiago Bergareche Busquet	Director	Ferrovial Infraestructuras, S.A
	Director	Ferrovial Aeropuertos, S.A.
Joaquín Ayuso García	Vice Chairman	Cintra Concesiones de Infraestructuras de Transporte S.A.
	CEO	Ferrovial Aeropuertos, S.A.
	Chairman and CEO	Ferrovial Agromán, S.A.
	CEO	Ferrovial Infraestructuras, S.A.
	Chairman and CEO	Ferrovial Inmobiliaria, S.A.
	Chairman and CEO	Ferrovial Servicios, S.A.
	Chairman and CEO	Ferrovial Telecomunicaciones, S.A.
	Director	BAA Plc.
José María Pérez Tremps	Company Secretary	Grupo Ferrovial, S.A.
	Director and member of the Audit and Control Committee	Cintra Concesiones de Infraestructuras de Transporte S.A.
	Director and member of the Nomination and Remuneration Committee	BAA Plc.
	Director	Ferrovial Aeropuertos, S.A.
	Director	Ferrovial Agromán, S.A.
	Director	Ferrovial Infraestructuras, S.A.
	Director	Ferrovial Inmobiliaria, S.A.
	Joint Administrator	Ferrovial Inversiones, S.A.
	Director	Ferrovial Servicios, S.A.
	Director	Ferrovial Telecomunicaciones, S.A.
	Director	Swissport International AG
María del Pino y Calvo-Sotelo	Chairwoman	Polán S.A.

Activities performed for their own account or that of third parties

No information has been received regarding this matter.

8. Other information

The investment made by Casa Grande de Cartagena, S.L. in an investment company created by Nmás1 (which has shareholding links with members of the "family control group"), whose Executive Chairman is an Independent Director of Ferrovial, Santiago Eguidazu Mayor, was notified to the Company in 2003 and disclosed in the 2003 Corporate Governance Report. This was notified to the Board of Directors which, in view of the nature of the brokerage services provided by Nmás1 and the amount of fees that it is likely to represent as a proportion of the revenues of this firm, concluded, after a report by the Nomination and Remuneration Committee, that the transaction did not alter the conditions of the Director's independence in accordance with the Regulations. Voting was held with the abstention of the interested party, Mr. Santiago Eguidazu Mayor.

III. Directors' and Senior Managers' Remuneration

1. Process for establishing the remuneration for members of the Board of Directors (Board of Directors Regulations)

The Nomination and Remuneration Committee is responsible for proposing the system and annual amount of directors' remuneration to the Board of Directors.

This proposal is submitted for approval by the Board of Directors and, where legally necessary, also by the Shareholders' Meeting.

The Company's Annual Report also gives due account of the remuneration system and its application.

2. Bylaws and Regulations governing Directors' remuneration

Article 25 of the Company Bylaws regulates directors' remuneration:

1. "For performing their duties, the members of the Board of Directors shall receive an amount equivalent to 3% of the consolidated earnings attributable to the Company in the year. The Board may decide not to appropriate its full share in any given year, in which case the Directors shall not accrue any rights on the part not appropriated. In any case, that share in Company earnings can only be allocated after compliance with the requirements established in section 130 of the Spanish Corporations Law.
   Within the limits of the preceding paragraph, remuneration formulas that consist of the delivery of shares or stock options or that are referenced to the share price may be established.
2. The Board of Directors shall determine the form and amount of the distribution among its members each year, which can be done individually based on the participation of each Director in the Board's tasks.
3. The remuneration envisaged in this article shall be compatible with, and independent of, salaries, other remuneration, indemnities, pensions, stock options or compensation of any type established generally or individually for members of the Board of Directors who perform executive functions, whatever the nature of their relationship with the Company, whether employment (ordinary or special Senior Management contracts), mercantile or on a provision of services basis, which relationships shall be compatible with their status as members of the Board of Directors.
4. The Company may arrange third-party liability insurance for its Directors."

In addition, article 31 of the Board of Directors Regulations states:

- To calculate the percentage of Board remuneration with respect to the year's earnings and check that it is within the maximum established, any qualifications made by external auditors whose impact on the profit and loss account in the corresponding year is deemed to be significant should be considered.
- The Board may establish objective criteria to determine the remuneration and require that part or all of it be used to acquire Company shares; this was done as a result of a resolution adopted on 26 February 2003 that was partially amended on 26 March 2004.

3. Remuneration system for the Board of Directors in 2006

a) Bylaw-mandated remuneration (per diems and attendance fees)

The 2006 remuneration system has experienced no change in respect of the system that was valid in 2004 and 2005, which was approved by the Board of Directors on 22 February 2006 based on a report by the Nomination and Remuneration Committee.

The system consists of per diems and Bylaw-mandated fixed annual remuneration for all the directors amounting to 1,200,000 euros, which has been in force since 2004, provided that it is within the maximum limit of 3% of the year's consolidated earnings attributable to the Company (in accordance with article 25 of the Bylaws), once the annual accounts are approved.

This amount is settled as follows:

- **Per diems:** Allowances for attending the meetings of the Board of Directors, Executive Committee and Advisory Committees, in accordance with the following amounts, which remain unchanged since 2004:
  - 3,250 euros gross for attending a meeting of the Board of Directors;
  - 2,000 euros gross for attending a meeting of the Executive Committee;
  - 1,500 euros gross for attending a meeting of the Audit and Control Committee or the Nomination and Remuneration Committee.
  - The allowance for the Chairmen of the three Committees (Executive, Audit and Control, and Nomination and Remuneration) is double the amount established for the other members.

The amount paid under this heading in 2006 totalled 596,000 euros. In 2005, the amount totalled 644,000 euros.

- **Distribution of the Remainder:** Per diems were deducted from the fixed amount that was established, 1,200,000 euros, leaving 556,000 euros. That remainder was divided by 13, applying to the resulting quotient the following factors in the allocation of individual amounts: Board Chairman: *2; First Deputy Chairman *1.75; Second Deputy Chairman *1.25 and other Board members *1.
- The individual amounts for each of the members are as follows:

	2006			2005		
	Per diems: Board, Executive Committee and Advisory Committees	Allocations of remainder	Total	Per diems: Board, Executive Committee and Advisory Committees	Allocations of remainder	Total
Rafael del Pino y Calvo-Sotelo	67,000.00	92,961.54	159,961.54	78,250.00	85,500.00	163,750.00
Santiago Bergareche Busquet	63,750.00	81,341.35	145,091.35	71,750.00	74,812.50	146,562.50
Jaime Carvajal Urquijo	65,000.00	58,100.96	123,100.96	59,500.00	53,437.50	112,937.50
Joaquín Ayuso García	53,000.00	46,480.77	99,480.77	60,250.00	42,750.00	103,000.00
Fernando del Pino y Calvo-Sotelo	42,500.00	46,480.77	88,980.77	58,250.00	42,750.00	101,000.00
Portman Baela S.L.	38,750.00	46,480.77	85,230.77	42,250.00	42,750.00	85,000.00
Casa Grande de Cartagena S.L (9 months as Board Member)	28,750.00	34,860.58	63,610.58	49,750.00	42,750.00	92,500.00
Juan Arena de la Mora	46,000.00	46,480.77	92,480.77	51,000.00	42,750.00	93,750.00
Santiago Eguidazu Mayor	58,750.00	46,480.77	105,230.77	63,250.00	42,750.00	106,000.00
Gabriele Burgio	57,000.00	46,480.77	103,480.77	49,750.00	42,750.00	92,500.00
María del Pino y Calvo-Sotelo (3 months as Board Member)	20,250.00	11,620.19	31,870.19	-	-	-
José María Pérez Tremps	55,000.00	46,480.77	101,480.77	60,250.00	42,750.00	103,000,00
TOTAL	**595,750.00**	**604,250.00**	**1,200,000.00**	**644,250.00**	**555,750.00**	**1,200,000.00**

The sum of the bylaw-mandated remuneration, including per diems, of all the members of the Board of Directors accounts for 0.084% of profit attributed to the parent company (in respect of results without including the profit attributable to the disinvestment in real estate activity, it would be 0.18%). In 2005, this percentage was 0.288%.

- **Remuneration allocated to buying Company shares:** The obligation to allocate Directors' remuneration (per diems and Bylaw-mandated attendance fees) to the acquisition of shares in the Company continued in 2006. The shares acquired in the same calendar year can only be sold by the interested party three full years after acquiring them.

b) Remuneration of Executive Directors

In addition to the per diems and bylaw-mandated remuneration received as Directors, the three Executive Directors accrued the following remuneration in 2006:

Thousands of euros	2006	2005
Fixed remuneration	1,712	1,411
Variable remuneration	3,248	2,956.5
Stock options and/or other financial instruments: exercise of remuneration rights linked to the share price: remuneration systems though plans linked to the share price [see section 5]	12,777	0

c) Remuneration of members of governing bodies of other group, multi-group or associated companies.

The Executive and External Directors of Grupo Ferrovial, S.A. who are also members of the governing bodies of other group, multi-group or associated companies received a combined total of 52,000 euros.

That amount was 80,000 euros in 2005.

d) Pension Funds and Plans or life insurance premiums

As in 2005, no amounts were paid in 2006 in favour of former or current members of the Company's Board of Directors in connection with pension funds or plans. Also, no obligations for these items were arranged during the year.

As regards life insurance premiums, the Company has arranged death benefit insurance policies; in 2006, it paid 7,200 euros for policies to cover the Executive Directors. It paid 7,600 euros for this item in 2005.

No contributions were made or obligations arranged with regard to pension funds and plans for Directors of Grupo Ferrovial, S.A. who belong to the boards of directors and/or senior management of group, multi-group or associated companies. No life insurance premiums were paid either, the situation being the same as in 2005.

e) Advances and loans

At 31 December 2006, the Company had not provided any advances or loans to its Directors or by virtue of their membership of other boards of directors and/or senior management of group, multi-group or associated companies. The situation was the same at 31 December 2005.

4. Remuneration of Senior Management

The Senior Management of the Company, who report immediately to the Chairman or the Chief Executive Officer, jointly accrued the following remuneration during the 2006 business year.

Thousands of euros	2006	2005
Fixed remuneration	1,966	1,752
Variable remuneration	1,833	1,661
Share options and/or other financial instruments: exercise of remuneration rights linked to the share price: remuneration system through plans linked to the share price [see section 5] and share option plans [see section 6]	3,932	7,142
Remuneration as members of governing bodies of other group, multi-group or associated companies	11	42
Insurance premiums	11	9

During 2006, the Company granted loans to Senior Managers in the amount of 30,000 euros and repayments for a value of 262,000 euros were made. The balance of these loans at 31 December 2006 was 527,000 euros. No loans were granted in 2005.

The above-mentioned remunerations correspond to the persons holding the following positions;

- Chief Financial Officer
- General Manager of Human Resources
- General Manager of Construction, although the person holding this post changed in February 2006 and the previous manager remained in the company until April 2006.

- General Manager of Real Estate
- General Manager of Services
- Head of External Relations and Communications, until May 2006.
- Audit Manager
- Quality and Environment Manager
- Communications Manager, since September 2006.

Remuneration for Senior Managers who are also Executive Directors is not included since it is indicated above.

5. Remuneration system linked to the share price (2000/2001)

This system of remuneration linked to the value of the Company's shares, which was established for the Senior Management of the Company, including the members of the Board of Directors with executive duties, and authorized by the Shareholders' Meeting at its meetings held on 31 March 2000 and 30 March 2001, was cancelled in 2006.

The system consisted of granting the right to receive the amount by which the share price appreciated between the date the right was granted and the date it was exercised, which had to be between three and six years after the date the right was granted. This right, and the specific amount to be received, was conditional upon attainment of a minimum rate of return on consolidated equity. The CNMV was duly informed of the approval of the system and the rights assigned to each beneficiary.

In 2006, this system resulted in the payment of the sums stated under the heading "Stock options and/or financial instruments" in the table showing the remunerations of the Executive Directors (section 3) and Senior Management (section 4). That table also shows the data for 2005.

In this regard, it is important to bear in mind that from 31 December 2000 up to the close of the 2005 financial year, the price of the Grupo Ferrovial share had appreciated by 330%, and by 444% in respect of 2006.

On the other hand, in order to offset the possible impact on the Company's net worth of exercising this (and other) remuneration systems, the Company arranged equity swaps with financial institutions to ensure that, when the remuneration had to be paid, the company would receive an amount equal to the share appreciation, so the remuneration payments have not had any impact on company earnings.

6. Stock options plan (2004)

On 26 March 2004, the Shareholders' Meeting approved a Stock Option Plan applicable to Board members with executive functions and to Senior Managers who report directly to the Board or to its delegate bodies.

The plan consists of granting stock options of Grupo Ferrovial, S.A., which can only be exercised between three and six years after granting, so they cannot be exercised until 2007. This right is conditional upon attainment of a minimum rate of return on consolidated equity.

Each option corresponds to one share and the total number of options that can be granted under the Plan cannot exceed 1,700,000, equivalent to 1,700,000 shares (1.21% of the share capital of Grupo Ferrovial, S.A.).

The option's strike price is the average share price in the twenty stock market sessions prior to the date on which the options were granted. The amount was established at 33.65 euros.

The premium to be paid by the beneficiary is 1 euro per share.

In order to offset future appreciation in the Company's share value, a hedge was arranged with a financial institution.

The CNMV was informed of the system and the individual allocations on 26 and 31 March and 7 May 2004.

The percentage of options allocated to those persons with respect to the total number of options granted varies between a minimum of 0.95% and a maximum of 18.95%.

In 2006, in application of special circumstances provided for in the General Conditions of the Plan, its beneficiaries (former Senior Management members) exercised their option rights, which gave rise to the remunerations in kind whose values are shown in the section "Stock options and/or other financial instruments: stock option plans", in section 4, relating to Senior Management remunerations.

7. Stock options plan (2006)

On 31 March 2006, the Shareholders' Meeting approved the application of a remuneration system consisting of a Stock Options Plan applicable to Executive Directors and to members of Senior Management, in practically identical terms to those of the Options Plan approved in 2004, as described in the preceding section.

The new system also consists of granting stock options of Grupo Ferrovial, S.A., which can only be exercised between three and six years after granting, so they cannot be exercised until 2009. This right is also conditional upon attainment of a minimum rate of return on consolidated equity.

Similarly, each option corresponds to one share and on this occasion, the total number of options that can be granted under the Plan cannot exceed 950,000, equivalent to 950,000 shares (0.68% of the share capital of Grupo Ferrovial, S.A.).

Just as in the Plan corresponding to 2004, the option's strike price is the average share price in the twenty stock market sessions prior to the date on which the options were granted. The amount was established at 65.92 euros, with the exception of one of the participants, who signed up for the Plan subsequently, and for whom it was established at 66.40 euros.

Unlike the previous Plan, the premium to be paid by the beneficiary is two (2) euros per share.

In order to offset future appreciation in the Company's share value, a hedge was also arranged on this occasion with a financial institution.

The number of options allocated under this Plan to date varies between a minimum of 9,000 and a maximum of 196,600.

The CNMV was informed of the system and the individual allocations on 31 March; 10 and 12 May and 3 November 2006.

8. Other information on remuneration

Seven of the contracts between the Company and Senior Managers, including two Executive Directors, expressly envisage the right to receive indemnities in the event of unfair dismissal as established in article 56 of the Workers' Statute.

Also as regards this section, it should be mentioned that in order to enhance their loyalty and permanence, deferred remuneration has been granted to seven Senior Managers, including two Executive Directors. This is an extraordinary remuneration item that is effective only when one of the following circumstances occurs:

- A Senior Manager leaves by mutual agreement upon reaching a certain age.
- Unfair dismissal or severance without just cause prior to the date on which the Senior Manager reaches the age initially agreed upon, if the amount is higher than that resulting from applying the Workers' Statute.
- Death or disability of a Senior Manager.

To cover this incentive, the Company makes annual contributions to a group savings insurance, in which the Company is both the policyholder and beneficiary; they are quantified according to a certain percentage of the total monetary remuneration of each Senior Manager. The amount paid for this item totalled 1,619,000 euros in 2006 and 1,442,000 euros in 2005.

Lastly, it should be mentioned that members of Senior Management have jointly received a total of 1,735,000 euros as compensation for contract severance.

III. Composition of the Board Committees

1. Executive Committee

The Board of Directors established an Executive Committee in accordance with the provisions of the Company Bylaws, to which it expressly delegated all the powers corresponding to the Board of Directors, except the powers whose delegation is prohibited by law or the Bylaws.

The composition of the Executive Committee changed in 2006, with Fernando del Pino y Calvo-Sotelo ceasing to be a member, and the following new members being appointed: Santiago Eguidazu Mayor (Independent Director), and María del Pino y Calvo-Sotelo.

The composition of the Executive Committee at 31 December 2006 was as follows:

Rafael del Pino y Calvo-Sotelo	Executive and proprietary
Santiago Bergareche Busquet	Independent
Jaime Carvajal Urquijo	Independent
Joaquín Ayuso García	Executive
Santiago Eguidazu Mayor	Independent
María del Pino y Calvo-Sotelo	Proprietary
José María Pérez Tremps	Executive

The Executive Committee is chaired by the Chairman of the Board of Directors and the Committee's Secretary is the Secretary to the Board of Directors.

2. Audit and Control Committee

The current composition of this Committee is as follows:

Gabriele Burgio *Chairman*	Independent
Santiago Eguidazu Mayor	Independent
PORTMAN BAELA S.L. represented by Eduardo Trueba Cortés	Proprietary
Juan Arena de la Mora	Independent

In 2006, Santiago Eguidazu Mayor was replaced as Chairman of the Committee since his 4-year term of office had ended, as established by law and by the internal Regulations, and Gabriele Burgio was appointed to replace him. Also, Juan Arena de la Mora was appointed as member of the Committee to replace Santiago

Bergareche Busquet, and PORTMAN BAELA S.L. to replace María del Pino y Calvo-Sotelo.

As a result, all the members of the Committee continue to be External Directors and its chairmanship falls to an Independent Director, as required by the Board of Directors Regulations.

3. Nomination and Remuneration Committee

The current composition of this Committee is as follows:

Jaime Carvajal Urquijo *Chairman*	Independent
Santiago Bergareche Busquet	Independent
Juan Arena de la Mora	Independent
Gabriele Burgio	Independent

Changes also occurred in this Committee in 2006: Gabriele Burgio was appointed as member to replace Santiago Eguidazu Mayor, and the chairmanship passed to Jaime Carvajal Urquijo.

All its members continue to be Independent Directors, in accordance with the stipulations of the Board of Directors Regulations in this respect.

IV. Selection, appointment and removal of Directors and assessment of the Board of Directors

1. Selection of Directors

The Board of Directors Regulations establish a procedure for the appointment and re-appointment of Directors. When applied for selecting new Board members, this process has been carried out with the involvement of external firms.

The Nomination and Remuneration Committee drafts the candidate selection criteria, its specific proposal then being submitted for approval by the Board of Directors.

The Company strives to ensure that persons appointed as directors are of acknowledged ability, competence and experience.

The Board of Directors Regulations state that the persons meeting any of the conditions described in section B.I.1 above cannot be appointed as Independent Directors.

The Board of Directors Regulations also state that Proprietary Directors cannot personally have stable significant commercial, economic, labour or professional relations, directly or indirectly, with Ferrovial, except those inherent to the post of Chairman or CEO of the Company.

The Board Regulations do not establish any specific requirement for appointing the Chairman of the Board.

2. Term of office

In accordance with the Company's Bylaws and the Board Regulations, a Director's term of office is three years, with the possibility of re-appointment.

There is no term limit for Independent Directors.

3. Appointment of the CEO, Board Secretary, and members of the Board Committees

The Nomination and Remuneration Committee must also inform the Board of Directors about the appointment of the CEO and Secretary, and propose the members of each Committee.

4. Resignation of Directors

The Regulations also establish the reasons for which a Director must tender his/her resignation to the Board of Directors. In addition to resigning when the period for which they were appointed ends or when the Shareholders' Meeting so decides, the following causes are also envisaged:

- Executive Directors, when the Board sees fit.
- Proprietary Directors, upon disposal of the stake in the Company that enabled them to be appointed as such.
- When Directors incur any of the cases of incompatibility or prohibition envisaged by law or by the internal Regulations
- At the Board's request, because the director has violated his/her obligations.
- When the Director's continuance on the Board may jeopardize Ferrovial's interests.
- When Directors reach the age of 70. The Chairman and Vice Chairman (if Executive), the CEO and Secretary of the Board must resign at 65, but may continue as Directors and hold the office of Chairman or Vice Chairman if they are not executive.
- When there are significant changes in their professional situation or in the conditions by virtue of which they were appointed as directors.
- When, because of events attributed to the Director, the Board considers that his/her continuance on the Board causes serious damage to the Company's net worth or reputation.

5. Assessment of the Board of Directors

In accordance with the Board of Directors Regulations, at least one of the meetings held each year must be dedicated to assessing the Board's functioning and quality.

Work commenced during 2006 for making an assessment of the Board as a collective body, analysing its organization and functioning in the light of the most widespread market recommendations and practices, besides an individualized assessment in respect of each of its members. This process is expected to be completed during 2007 and, as on previous occasions, will be assisted by the collaboration of a specialist outside firm.

V. Responsibilities, Organization and Working of the Board of Directors

1. Responsibilities

a) General functions

The function of the Board of Directors of Grupo Ferrovial, S.A. is to manage, represent and supervise as may be necessary, so as to ensure that the Company meets its corporate purpose, while seeking to protect the Company's general interests and create value to the benefit of all the shareholders.

Also, and without prejudice to the powers delegated to it, the Board has, directly or through its Committees, exclusive powers regarding a number of matters, including:

- Appointment, remuneration and, where appropriate, removal of Senior Managers.
- Approval and oversight of the strategies established for the Company's development.
- Control of performance and assessment of the Directors.
- Incorporation of new companies and acquisition or sale of stakes in existing companies, where the latter imply the obtainment or loss of a majority stake, exceeding certain percentages of ownership, or the commencement or abandonment of business lines.
- Mergers, spin-offs or concentrations involving the Company or any of its direct investees.
- Investment, disinvestment, financing or guarantee transactions involving substantial group assets or for amounts above specific thresholds.
- Policy of disclosure and reporting to shareholders, markets and public opinion.

b) Specific function related to financial disclosure and financial statements

(i) Powers of the Board and the Audit and Control Committee.

One of the Board of Directors' powers that is specifically regulated is to monitor the Company's financial statements, at least every quarter, and supervise the information that is provided periodically to the markets or supervisory authorities, ensuring that the information is drafted in accordance with the same principles as the financial statements and that it is equally reliable.

For this purpose, the assistance of the external auditors or any Ferrovial Executive may be called upon.

On the other hand, the Audit and Control Committee has the following functions in relation to financial information and financial statements:

- To be informed of the Company's financial reporting process and internal control systems, monitoring compliance with the legal requirements and the correct application of generally accepted accounting principles. Also, to inform the Board of changes in accounting criteria and of any possible risks.
- To supervise the information that the Board of Directors must approve and include in the Company's annual public documentation.
- To assist the Board of Directors in its task of ensuring the accuracy and reliability of the financial information that the Company must provide periodically to the markets, investors and authorities, in accordance with the applicable Regulations.

In accordance with the Regulations, the Audit and Control Committee may request assistance from experts when it deems that Ferrovial's technical resources are not sufficient for reasons of independence or specialization. The Committee may also request assistance from any member of Senior Management.

The Audit and Control Committee's report, which is included in the Company's Management Report, makes reference to the meetings held with the external auditor.

(ii) Certification of financial statements.

The financial statements submitted for the Board's approval must be certified beforehand by the Company's Chairman, Chief Executive Office and Chief Financial Officer.

The 2006 financial statements will be certified by Rafael del Pino y Calvo-Sotelo, Chairman of the Board of Directors; Joaquín Ayuso García, Chief Executive Officer, and Nicolás Villén Jiménez, Chief Financial Officer.

(iii) Provisions specifically regulating the auditors' report.

Regarding the function of drafting the financial statements, the Board Regulations state the following:

- The financial statements shall be drafted in such a way as to avoid any qualifications from the auditor.
- Nevertheless, if there is a qualification and the Board believes that its position is sound, it must publicly explain the content and scope of the discrepancy.

2. Organization and functioning

a) Notice of meetings

The Board normally meets on a monthly basis or at the Chairman's initiative whenever the latter sees fit, or whenever at least two Board members so request.

Board of Directors meetings are convened by written notice addressed personally to each Director, with the necessary documentation about the agenda, at least one day before the date of the meeting, except in extraordinary circumstances.

The Board drafts an annual schedule of meetings.

The Board held twelve (12) meetings in 2006, all of which were attended by the Chairman.

b) Information and external advice for Directors

The Board of Directors Regulations allow Directors to request information directly from Senior Management, informing the Company Chairman of this, and request whatever information they may reasonably require from the Chairman, CEO or Secretary of the Board.

The Board of Directors Regulations also establish that, in order to assist them in discharging their duties, Directors may request the engagement, at the Company's expense, of legal, accounting and financial consultants and other experts for major, complex problems. The request for the engagement of external consultants must be made to the Company Chairman, and the Board of Directors may only reject the request in limited circumstances.

Lastly, there is a specific statutory provision that enables members of the Audit and Control Committee to be assisted by experts in the discharge of their duties.

c) Proxies

In accordance with the Bylaws and the Board of Directors Regulations, if a Director cannot attend a meeting, he/she must try to grant a special written proxy to another Board member that includes the appropriate instructions, if the agenda allows.

d) Quorum

The Board is validly convened when at least half of its members are present or represented.

Unless a legal provision states otherwise, resolutions are adopted by absolute majority of those in attendance.

In the event of a tie on any issue, the Chairman has the casting vote.

e) Third-party liability insurance

The Company has arranged third-party liability insurance for its Directors and other parties.

VI. Responsibilities, organization and working of the Board Committees

1. Board Committee Regulation

The Executive Committee is regulated in the Board Regulations and, where applicable, by the rules laid down for the Board of Directors.

The composition, positions, functioning rules and powers of the Audit and Control Committee are regulated in the Bylaws.

Moreover, the Board of Directors Regulations establish that the advisory committees shall regulate their own function and, where there are no specific provisions, the rules of functioning established by the Regulations in relation to the Board shall apply, provided that they are compatible with the committee's nature and purpose.

2. Executive Committee

As stated earlier, all the powers corresponding to the Board of Directors have been delegated to the Executive Committee, with the exception of powers whose delegation is prohibited by law or the Bylaws.

It is entrusted with proposing and overseeing Ferrovial's financial, commercial and investment strategies.

The rules governing the working of this Committee follow the same principles as those governing the Board of Directors and, as stated earlier, are included in the corresponding Regulations.

At the Board of Directors meeting held immediately after a meeting of this Committee, the Board members are notified of the resolutions approved at the Executive Committee meeting and are supplied with a copy of the corresponding minutes.

The Executive Committee held eight (8) meetings in 2006.

3. Advisory Committees

The Advisory Committees to the Board of Directors are the Audit and Control Committee and the Nomination and Remuneration Committee, which were created in 1999.

Both Committees comprise External Directors only, in accordance with the Board of Directors Regulations, and they have the powers of information, advice, supervision and proposal in the matters of their respective authorities. Their powers of proposal do not preclude the possibility of the Board deciding on such matters on its own initiative, while duly consulting the corresponding Committee.

According to the Board Regulations, a decision that clashes with a Committee's recommendations can only be adopted with a resolution by the Board of Directors.

In accordance with the Board Regulations, the Chairmen of both Committees are Independent Directors. They also share the same limits as to minimum and maximum number of members, as established by the Board Regulations, between four and six.

a) Responsibilities of the Audit and Control Committee

The main functions of this Committee are as follows:

- To supervise compliance with the legal requirements and the correct application of generally accepted accounting principles.
- To act as a liaison between the Board of Directors and the external auditors, and assess the results of each audit.
- To supervise the information which the Board of Directors must approve and include in its annual public documentation.
- To assist the Board in its mission of ensuring the correctness and reliability of periodical financial information.
- To furnish information during the procedure for appointing and replacing the internal audit manager.
- To analyse and evaluate the main business risks and the systems established for managing and controlling them.
- To report on exemptions and authorizations in matters relating to Directors' duties.
- To report on Company transactions with shareholders, Directors and Senior Management subject to Board approval.

The Audit and Control Committee drafts an annual report on its activities that is included in the Company's Management Report.

Its Chairman also informs the Shareholders' Meeting of this Committee's activities.

The Audit and Control Committee held six (6) meetings in 2006.

b) Responsibilities of the Nomination and Remuneration Committee

Its main functions are:

- To advise on proposals for the appointment of Directors and of the CEO.
- To propose the members of each Committee.
- To advise on the system and amount of annual remuneration for Directors.
- To advise on the appointment or dismissal of the executives who report directly to the CEO.
- To propose the system and amount of annual remuneration for Directors.
- To advise on the contracts and remuneration system for Senior Management.

The Nomination and Remuneration Committee held five (5) meetings in 2006.

VII. Board Regulations

The Board of Directors Regulations are available for consultation on Ferrovial's web site, *www.ferrovial.com*.

The Board Regulations were not changed in 2006.

VIII. Relationship between the Board of Directors and the markets, external auditors and financial analysts

1. Dissemination of information about the Company

a) Actions by the Board of Directors

In accordance with the Board Regulations, the Board of Directors has adopted the necessary measures for making information about the Company known to the shareholders, investors and markets, using the most efficient means available, so that the information is transmitted equally, immediately and without hindrance to the recipients.

One of the Board's functions is to establish appropriate regular information exchange mechanisms with institutional investors which, in accordance with the Board Regulations, must not have access to information that might place them in a privileged situation or give them an advantage over other shareholders.

b) Regulation of price-sensitive information

The Internal Code of Conduct of Grupo Ferrovial, S.A. establishes the obligation to notify the CNMV of significant information (as defined in the Securities Market Law) before disseminating it via any other means and immediately after the circumstances making such notification compulsory have arisen.

Whenever possible, significant information is notified when the market is closed in order to avoid distortions in trading.

It is the task of the Chairman, CEO, Board Secretary, Chief Financial Officer and Communications Manager to confirm or deny public information about circumstances considered to be Significant Information.

c) Internal procedure for controlling information about significant transactions

In order to comply with the obligations established in article 83 bis of the Securities Market Law brought in by Law 44/2002, dated 22 November, on measures for reforming the financial system, the Company established an internal procedure for the control measures that must be implemented in the unit responsible for managing significant transactions in coordination with the Company's Secretariat. Those measures refer to limits on access to information, book-keeping, rules on filing, reproduction and distribution of information, and share price monitoring, among others.

2. Relations with auditors and analysts

a) Audit and Control Committee

Another function of the Audit and Control Committee is to propose the appointment, conditions of engagement, extent of professional mandate and, where appropriate, revocation or non-renewal of the auditor.

Under no circumstances may the Audit and Control Committee propose that the Board of Directors engage an audit firm where the fees it plans to pay, under all headings, exceed 5% of the firm's total revenues in the last business year.

b) Internal procedures

According to the Company's internal procedure, the Financial Department is responsible for engaging external auditors when companies are acquired (due diligence) or other special work that requires external auditors is performed.

Moreover, the engagement of any professional consulting or advisory service from the external auditor and any entity related to the latter, as appointed for reviewing the annual consolidated and individual financial statements of Grupo Ferrovial, S.A. or its subsidiaries, must be authorized beforehand by the Chief Financial Officer.

c) Audit fees

The current audit firm of the Company and its consolidated group, which has audited the financial statements for the last four years (of the eighteen in which Grupo Ferrovial has been subject to statutory audit) also performed other work.

The following table shows the audit fees:

	2006			2005		
	Company	**Group**	**Total**	**Company**	**Group**	**Total**
Fees for work other than auditing (thousands of euros)	13	1,334	1,347	76	769	845
Fees for work other than auditing/Total fees billed by the audit firm (%)	8.025%	27.350%	26.729%	2.520%	25.497%	29.71%

d) Restrictions on hiring analysts

As regards analysts, the Nomination and Remuneration Committee establishes measures to check that Ferrovial does not hire, as employees or senior managers, persons who have covered the Company at a rating agency in the two years after leaving such agency.

(C). Related-party Transactions

I. Transaction approval

In accordance with the Board of Directors Regulations, all professional and commercial transactions with Grupo Ferrovial, S.A. or its subsidiaries require Board authorization, based on a report by the Audit and Control Committee. In the case of ordinary transactions, the Board of Directors may approve general guidelines.

The following must comply with this system:

- Directors of Grupo Ferrovial, S.A.
- Controlling shareholders.
- Individuals who represent Directors that are legal persons.
- Senior Management.
- Other managers who the Board of Directors appoints individually.
- Related parties of persons in the foregoing categories, as defined in the Regulations.

II. Related-party Transactions

The transactions carried out in 2006 on an arm's length basis as part of the Company's and Group's normal transactions are listed below.

In this document, the Company provides information about related-party transactions, in accordance with the definitions and criteria stated in the Ministry of Economy and Finance Order EHA/3050/2004, dated 15 September, and the CNMV Circular 1/2005, dated 1 April.

When the profit or loss from a transaction cannot be indicated because it corresponds to the provider, this circumstance is indicated with an asterisk (*).

1. Significant shareholders

Individualized details of the most significant transactions carried out during 2006 with significant shareholders, with members of the "controlling family group" (except those members who are also Company Directors, whose information is stated in the following section) or with entities closely linked to that group are shown in the section on the COMPANY'S OWNERSHIP STRUCTURE:

Name	Grupo Ferrovial company	Nature of transaction	Type of transaction	2006 Amount (Thousands of €)	2006 Profit or loss (Thousands of €)	2005 Amount (Thousands of €)	2005 Profit or loss (Thousands of €)
Members of the controlling family group / their related parties	Ferrovial Servicios S.A. / Subsidiaries	Commercial	Provision of integral management services for a building in Madrid and conservation, maintenance and repair	480	67	474	35
	Ferrovial Servicios S.A. / Subsidiaries	Commercial	Provision of integral management services in offices in Madrid	342	91	356	24
	Ferrovial Conservación S.A.	Commercial	Lease to Ferrovial of offices in Madrid owned by the shareholders	176	(*)	167	(*)
	Ferrovial Inmobiliaria S.A. / Subsidiaries	Commercial	Provision of real estate management services for developments in Madrid	128	125	110	107
	Grupo Ferrovial companies	Commercial	Lease of private means of transport for use by Company management	19	(*)	44	(*)
	Ferrovial Agromán S.A. / Subsidiaries	Commercial	Construction work	2,699	145	-	-
	Ferrovial Servicios S.A. / Subsidiaries	Commercial	Provision of integral management services for offices in Madrid	181	15	102	7
	Ferrovial Agromán S.A. / Subsidiaries	Commercial	Construction work	373	13	-	-

(*) Profit or loss is not stated because this corresponds to the provider.

Besides the individualized operations stated above, there were three minor transactions with significant shareholders, which consisted of carrying out minor alterations or repairs and maintenance services at homes or headquarters of a non-material amount and duration, and always under market conditions, the aggregate amount of which was 43,000 euros, and which generated an overall profit of 1,300 euros. In 2005, these transactions amounted to 5,000 euros and generated a total profit of 300 euros.

2. Transactions with Directors and Senior Managers

The transactions carried out in 2006 with Directors and Senior Management of the Company are listed in the table below. Also, the transactions with Banesto, NH Hoteles, Bankinter, Ericsson, TPI, Lafarge Asland, Asea Brown Bovery and Aviva are disclosed, in accordance with section 2 of Order EHA/3050/2004, since certain Directors are, or have been at some time during 2006, members of the Board of Directors of the companies stated:

Name	Grupo Ferrovial company	Nature of transaction	Type of transaction	2006 Amount (Thousands of €)	2006 Profit or loss (Thousands of €)	2005 Amount (Thousands of €)	2005 Profit or loss (Thousands of €)
Rafael del Pino y Calvo-Sotelo	Ferrovial Agromán S.A. / Subsidiaries	Comercial	House building	520	18	692	26
	Ferrovial Agromán S.A. / Subsidiaries	"	Integral management of works	17	0.9	14	0.1
	Ferrovial Servicios S.A. / Subsidiaries	"	Maintenance services at a house	19	5	18	2
	Ferrovial Servicios S.A. / Subsidiaries		Facility maintenance services	18	1.3	-	-
Nicolás Villén Jiménez	Ferrovial Inmobiliaria S.A. / Subsidiaries	"	Acquisition of a house under development in Madrid	259	67	48	16
Alvaro Echániz Urcelay	Ferrovial Inmobiliaria S.A. / Subsidiaries	"	Acquisition of a house under development in Madrid	397	103	37	12
Banesto	Grupo Ferrovial companies	"	Collection of business commissions and settlement of collected derivative transactions	1,196	1,196	1,765	1,765 (')
		"	Payment of commissions for derivative transactions	3,880	(*)	1,980	(*)
		"	Interest paid	4,398	4,398 (')	1,835	1,835 (')
		"	Payment of credit and mortgage interest	9,144	(*)	1,575	(*)
		"	Outstanding balance of credit and guarantee lines	323,900	(*)	316,600	(*)
		"	Outstanding balance of confirming lines	47,800	(*)	50,000	(*)
		"	Outstanding balance of mortgage loans and credit lines	200,600	(*)	166,000	(*)
Ericsson	Ferrovial Servicios S.A. / Subsidiaries	"	Provision of integral management services	6,611	1,438	22,347	1,952
Aviva	Grupo Ferrovial companies	"	Insurance policies	1,729	1,729	1,783	(*)
Bankinter	Grupo Ferrovial companies	"	Collection of brokering commissions	10	10 (')	54	54 (')
		"	Payment of miscellaneous commissions	173	(*)	65	(*)
		"	Interest paid	1,730	1,730 (')	739	739(')
		"	Interest paid for credits and mortgage loans	1,490	(*)	1,094	(*)
		"	Outstanding balance of mortgage loans and credit lines	38,600	(*)	39,600	(*)
		"	Outstanding balance of confirming lines	62,100	(*)	52,300	(*)
		"	Outstanding balance of guarantee lines	40,200	(*)	30,000	(*)
TPI	Ferrovial Inmobiliaria S.A. / Subsidiaries	"	Advertising services	6	(*)	178	(*)
NH Hoteles and its group companies	Grupo Ferrovial companies		Hotel/catering services provided by NH Hoteles and its group companies	111	(*)	58	(*)
	Ferrovial Servicios S.A. / Subsidiaries		Maintenance services provided to NH HOTELES	6	6	8	1
Lafarge Asland	Grupo Ferrovial companies		Purchases of goods	5,186	(*)	-	-
Asea Brown Bovery	Ferrovial Servicios S.A. / Subsidiaries		Provision of waste product collection services	2	0.2	-	-

(*) Profit or loss is not stated because this corresponds to the provider.
(') The full amount of the transaction is considered to be a profit in these types of item (paid commissions and interest).

In addition to the above transactions, transactions with Directors and Senior Managers, directly or through linked parties, totalled 66,000 euros in 2006 for carrying out minor works on houses, the provision of facility assembly, repair, maintenance services and the provision of waste product collection services, all of which were for an insignificant duration and amount and carried out under market conditions. These transactions generated a total profit of 2,000 euros. In 2005, transactions of this type amounted to 6,000 euros and yielded a profit of 900 euros.

Information about remunerations and loan transactions carried out with Directors and Senior Management is shown in the heading on "Directors' and Senior Management remuneration".

3. Transactions between group companies

Mentioned below are transactions carried out between Grupo Ferrovial companies which, since they form part of normal operations as regards their purpose and conditions, have not been eliminated for the following reason when drawing up the consolidated financial statements of the Company.

As explained in detail in Note 2.2.d) of the Company Report, balances and transactions relating to construction work performed by the construction division for the infrastructure concession companies are not eliminated upon consolidation, as these transactions are understood to be construction contracts performed for third parties, since the final owner of the work performed, from both an economic and legal standpoint, is the granting administration.

In 2006, Grupo Ferrovial's construction division invoiced the infrastructure division for the work performed, and for advances related to that work, a total of 383,911,000 euros (520,395,000 euros in 2005), recognizing 490,036,000 euros as revenue for that work (470,398,000 euros in 2005).

The profit on these transactions that was not eliminated upon consolidation, which is attributable to the percentage of Grupo Ferrovial's stake in the concession companies that received the services, amounted to 32,568,000 euros in 2006, net of taxes and minority interests. In 2005, the amount was 14,947,000 euros.

III. Conflicts of interest

The Board of Directors Regulations establishes that, among other obligations, Directors must strive to avoid situations that might involve a conflict of interest, and must provide the Board Secretary with due advance notice of any such situations.

If required, the matter is submitted to the Board of Directors.

In any case, Directors must not attend or intervene in the debates on matters in which they have a personal interest.

These obligations also apply to controlling shareholders, Senior Management and persons related to them.

In particular, the Regulations also state that Proprietary Directors must inform the Company of any situations that may involve a conflict of interest between the shareholders who proposed their appointment and Ferrovial. In these cases, they must not participate in adopting the corresponding resolutions.

In 2006, the Director Santiago Eguidazu Mayor made known to the Company a conflict of interest on the occasion of the consultancy provided during the year by Nmas1, of which Mr. Eguidazu is Chairman, to one of the companies that submitted bids for the acquisition of the Real Estate division of Grupo Ferrovial, which is undergoing disinvestment. Whenever the Board of Directors discussed this disinvestment operation, Mr. Eguidazu left the meeting for the duration of the debate on this matter.

(D) Risk Control Systems

I. Risk policy and risks covered by the system

Introduction

Since 2003, Ferrovial has operated using a global risk management (GRM) system that covers all its business activities around the world, including the activity of affiliated companies over which it has management capacity.

In a dynamic, highly competitive environment, this system is an important tool for the strategic management of business and contributes to the appropriate handling of the factors that can condition the achievement of medium- and long-term economic and operative targets. Ferrovial believes that a responsible, active risk policy designed from a global perspective helps to create value for the Company's activities, both for the shareholders and for the rest of the significant interest groups.

The risk policy and the management system that emanates from it are governed by the following principles:

- The final aim of risk management is to contribute to generating sustainable profit in all business areas and activities.
- The management system is designed from a global perspective; in other words, it integrates all the strategic and operative factors that shape the Ferrovial risk profile, including economic, regulatory and legal, socio-political, labour and environmental factors.
- Management involves decision-making individuals at all levels of the organization, including Senior Management and the Board of Directors committees.
- The functions arising from maintenance of the system and the reporting of risks are separate from the business lines, although the latter do provide their knowledge for analysing risks and establishing the most suitable management models in each case.
- The system renders decision-making easier from a balanced, multi-criteria perspective, as it maintains standard, comparable measurement units regardless of the nature of the risk assessed.

The Company's main risks

Ferrovial operates in countries with different social and economic situations and regulatory frameworks. In this context, a range of risks arise that are considered to be inherent to Ferrovial's businesses and sectors.

In general, Ferrovial believes that significant risks are those that may compromise the profitability of its activities, the financial solvency of the Company or the Group, the corporate reputation and the personal safety of its employees.

In particular, the most significant risks covered by the management system are as follows:

1. Quality risks related to deficiencies or delays in executing work or providing services to customers and users

Quality management systems, which are described in detail in Section II.1 below, have been introduced into all business areas. The systems perform continuous follow-up of key indicators, which measure the quality levels of the work delivered (Construction and Real Estate), or the service provided (Real Estate, Services and Infrastructures), with the aim of establishing preventive measures and early courses of action to reduce the probability of risk emergence.

In addition, satisfaction surveys are carried out by independent experts, with a view to identifying the critical areas of customer and user dissatisfaction and setting in motion measures designed to solve these deficiencies.

2. Environmental risks:

(a) Risks arising from practices that may generate a significant environmental impact, mainly as an effect of construction work, waste product management or processing, and the provision of other services.

(b) Risk of failing to comply with current regulations, specifically those related to adapting the group's new activities to the latest environmental and planning regulations.

In order to ensure adequate knowledge of the current regulations on the matter, in 2005 Ferrovial introduced an on-line information system (SIGMA) that can be consulted via the corporate intranet, which summarizes the legal requirements in environmental matters for all the production centres in a detailed, simple way and is constantly updated.

On the other hand, the Quality & Environment Department performs continuous monitoring of environmental legislation that is at the design stage, keeping in close contact with the legislators and participating in consultation groups for putting the new regulations into practice, in order to be ahead of changes in regulations that could affect the activities of Grupo Ferrovial.

The business areas with the greatest environmental risk (Construction and Services), have implemented and had certified the environmental management systems that are described in Section II. 1.b). The Infrastructures division has moved ahead during 2006 with the introduction of an environmental management system that complies with the ISO 14001 standard, which is expected to be certified during 2007, both in the Spanish toll road concession companies and in the car parks activity.

3. Regulatory and socio-political risks, particularly in Infrastructures activity:

(a) Risks of regulatory framework changes that could have a negative effect on forecast revenue or on profit margins, mainly in the airport business.
The British airports subsidiary (BAA) maintains permanent relations with the regulatory authorities (Regulation Steering Group), with a view to being ahead of possible regulatory changes.
(b) Risk of buy-back of the concession without payment of compensation (linked to the so-called "country risk").
(c) Social movements against transport infrastructure construction or expansion, besides movements organized by interest groups favouring the suppression of toll-road charges or any others linked with concession contracts.

Regarding this group of socio-political risks, Ferrovial's investment focuses mainly on OECD countries since their political, social and economic conditions and legal certainty are considered to be sufficient and sound. In this context, the risk that the government will denationalize the concessions is sufficiently hedged by the clauses that guarantee indemnity and compensation to concession holders.

In any case, the Financial and Legal departments perform constant follow-up of the evolution of these socio-political and regulatory risks.

4. Financial risks, the following being highlighted as the most significant:

(a) Variation in interest rates, as well as exchange rate fluctuations in activities carried out abroad.
(b) Non-payment or default.

5. Risks from causing damage:

(a) Liability arising from causing damage to third parties during service provision.
(1) Damage to third parties because of the poor state of the highway in infrastructures activity: Liabilities arising from road accidents and incidents caused by a poor state of highway maintenance.
The quality system implemented performs continuous monitoring of the level of highway servicing, which allows the appropriate preventive measures to be carried out.
In addition, the Corporate Insurance Department maintains a Public Liability programme with covers and compensation limits that are in line with the assessment of this risk.
(2) Incidents or accidents involving aircraft at airports managed by Ferrovial.
(3) Incidents that may affect the safety of airport users, including those arising from terrorist threat.

The British airports subsidiary (BAA) performs systematic follow-up of compliance with all airport safety rules published by the CAA (British authority) and the ICAO (international body). In addition, the airports managed by Ferrovial have introduced the best process practices from MATRA (Multi-Agency Threat and Risk Assessment), which is a mechanism protected by public institutions (TRANSEC programme), based on collaboration and the exchange of information between different agencies (government departments, local authorities, emergency services, the police, etc.).

Likewise, the Corporate Insurance Department maintains Public Liability and Damage programmes that include cases of terrorist threat, with covers and compensation limits that are in line with the assessment of this risk (see Section II.2).

(b) Damage to infrastructures promoted or managed by Grupo Ferrovial, mainly due to natural disasters.

In addition to the foregoing, although more generic or less specific, labour risks and, in particular, those related to employee health and safety (particularly significant in Construction activity), and those involving damage to goods and assets belonging to group companies, are also risks that are managed by the system.

Irrespective of the special features described in this section, the management systems described in heading II below have been designed from the perspective of global risk management, and affect all areas of Grupo Ferrovial's activity and all corporate spheres.

The control systems have been designed for the effective identification, measurement, assessment and prioritization of risks. These systems generate sufficient reliable information for enabling the various units and bodies holding powers in risk management to decide in each case whether risks are assumed under controlled conditions, are reduced or avoided.

II. Control systems

Risks are identified and control measures are established in all corporate and business spheres using the system shown in the following diagram:



PRIOR IDENTIFICATION
Probability
Impact
ESTIMATE of each RISK
RISK PROFILE
PRIORITIZE RISKS
Management CRITERIA
Cost / profit
Technical feasibility
Alarm thresholds
System of INDICATORS
PRIORITIES for action
IMPLEMENTATION
Monitoring
Updated risk profile
Risk map
Key indicators
Contingency plan

The procedure is based on international risk management standards (IRM, AIMC, ALARM. 2002).

The information used by the system is generated through a small work-team that includes the heads of Finance, Quality & Environment, Human Resources, and Legal departments, directly supervised by the General Manager. All members of the team belong to management.

The risks that are detected are assessed and prioritized by a standardized semi-qualitative procedure based on a system of relevant reliable indicators; in each case they describe the control and management measures established. This information is transmitted periodically to the corporate level, where it is compiled and cross-checked before notifying the Audit and Control Committee, as detailed in section IV. In order to facilitate the identification of the main trends and decision making, the system has a graphic output that integrates all the information in a comparable format (risk map).

1. Quality management systems

All the business areas have implemented ISO 9001-compliant quality management systems certified by accredited bodies. In all cases, these systems are implemented at the production centres through quality plans developed specifically for each one, which ensure (a) prior planning of the relevant processes for product and service quality; (b) a systematic, documented control of such processes; and (c) sufficient feedback for detecting systematic errors and designing corrective or preventive measures in order to prevent or mitigate errors in the future.

In 2004, the Real Estate and Construction divisions co-developed an innovative tool for measuring the quality of delivery of homes built by Ferrovial (the Inca system). This tool identifies critical points in the process and triggers improvement projects to increase the quality of the product delivered to the customer. During 2006, this tool was used in the majority of the new residential developments.

The most significant variables in the quality systems of the various businesses are grouped in indicators, the Management Committee of Ferrovial being informed periodically of their evolution.

2. Environmental management systems

The business areas have implemented environmental management systems that comply with at least the ISO 14001 standard, the systems having been certified by accredited bodies. The Infrastructures area has implemented the system and will be certified progressively throughout 2007. At production sites, these systems are adapted to the site via an environmental management plan that envisages the systematic planning and control of the processes that involve environmental risk, the applicable legal requirements, and the establishment of quantified objectives for improving the production site's environmental performance.

Likewise, activities are subjected to a continuous system of environmental assessment and audit of processes, applicable environmental practices and the level of compliance with legislation. This monitoring is the responsibility of an independent technical department of the production line.

Grupo Ferrovial has an innovative environmental risk control and monitoring tool called EPI (environmental performance index), which has been validated by a government-sponsored research centre (King Juan Carlos I University in Madrid) and recognized by UNESCO's Environmental Chair. The EPI has been implemented in the Construction area and the design of the index for the Services area was completed during 2006, this index also enjoying the recognition and institutional support of that Chair. Therefore, all the activities with the highest environmental risk have an environmental performance indicator throughout the process and the results are reported periodically to the Management Committee and the Audit and Control Committee

Lastly, and as mentioned earlier, in order to ensure adequate knowledge regarding prevailing regulations on the matter, in 2005 Ferrovial developed an on-line information system (SIGMA) that can be consulted via the corporate intranet, which summarizes the legal requirements in environmental matters for all the production centres in a detailed, simple way and is constantly updated.

3. Other preventive measures:

Occupational safety systems

In all the areas and in the corporate sphere, occupational safety systems have been applied in accordance with Law 31/1995 and its implementing regulations. Safety systems are audited periodically by external bodies accredited for this purpose.

The areas with most significant occupational risks, particularly Construction, have health and safety plans specifically designed for each project and are continuously monitored by central services. Monitoring visits access on-site safety measures, including all outsourced activities. The system was co-developed with the 'Instituto Nacional de Seguridad e Higiene en el Trabajo' (National Institute for Safety and Hygiene in the Workplace) under the framework of an agreement signed between Ferrovial Agromán and this body in 2004.

Financial risk control mechanisms

Exposure to exchange rate fluctuations:

In general, management of this risk is centralized through the Finance Department based on hedging mechanisms.

In order to ensure that projected cash flows are not affected by exchange rate fluctuations, the following are hedged:

- Multi-currency projects (awarded or in the bidding process)
- Income from foreign subsidiaries and dividends or refunds of capital expected to be received from foreign subsidiaries.
- Intragroup loans to foreign subsidiaries.
- Cash of foreign subsidiaries.
- Payments to suppliers in foreign currency.

Exposure to interest rate variations:

The objective when financing infrastructure projects is to obtain a fixed interest rate when closing the deals with the financiers. When this is not possible, the Company considers hedging that risk during the entire financing term (depending on the situation and on the investment volume).

Regarding the Grupo Ferrovial's floating-rate debt, the Finance Department monitors any market changes in order to take advantage of lower interest rates. Although the trend in previous years was to be exposed to interest rates, the Group's change towards a net debt position has given rise to the contracting of cover instruments for recently issued debt. Such cover covers the risk of nominal rates, and in some cases the risk of real rates, because income from the assets they finance are updated through inflation.

Non-payment or default:

The risk of non-payment by private customers, mainly in the Construction area, is mitigated by a study of their solvency prior to the signing of the contract. The contractual requirements are supervised by the Legal and Financial departments in order to ensure that they establish sufficient guarantees in the event of non-payment, including halting the work. During the performance of the work, the Finance department continually monitors the certificates and collection documents, and their effective payment.

Risk Cover Systems

Grupo Ferrovial policy is to arrange insurance for all its activities through the Corporate Insurance Unit (organically and functionally, this department is situated in the global risk management area), in order to take advantage of the risk profile of the group through technical and economic optimization of the insurance policies subscribed by Grupo Ferrovial.

Company policy requires that, in general, insurance cover be arranged for damage to own goods and infrastructure built by group companies and for third-party liability.

Under this common policy, risks that can be transferred totally or partially via insurance policies are monitored continually since the company analyses and revises cover, indemnity caps, exclusions and premium costs.

As a result of the redefinition of insurance policy that started the previous year, the process of optimizing covers and premiums of the policies subscribed in the various programmes in the international sphere continued throughout 2006, taking advantage of the volume and variety of the exposure of all the businesses and activities, particularly Services and Infrastructures.

III. Risk occurrence in 2006

In 2006, there were no risks other than those caused by the normal conduct of Grupo Ferrovial's various activities, which did not have significant adverse effects on the Company.

In fact, when there has been a situation in which a risk could materialize, information and control mechanisms worked effectively; therefore, the Company believes that its risk management systems and resources have worked satisfactorily.

IV. Bodies with responsibility for risks

A Quality & Environment Department was created in 2003 and reports directly to the CEO; its powers include most of those related to coordinating and monitoring the Group's risk profile.

The Corporate Insurance Unit was created in 2004 as part of the Quality & Environment Department. Its functions are described in section II.2.

The Audit Department, also part of the corporate structure, plans and works on the basis of the identified risks in order to assess the efficacy of the measures established for risk management.

Lastly, the Board of Directors Regulations state that the Audit and Control Committee's powers include periodically analysing and assessing the businesses' main risks and the systems established for their management and control. The Committee devotes most of its meeting schedule to this function and is periodically assisted by the heads of the aforementioned corporate departments.

V. Compliance processes

Quality management

The quality, environmental and occupational safety management systems are continually being assessed and audited internally. The audit plans affect both central services and the production centres. In all cases, central services audit both the business areas and the corporate sphere, with the cooperation of qualified technicians who know the business but are independent of the production line.

Internal audit

The Audit Department, which reports directly to the Chairman and is at the disposal of the Board of Directors through the Audit and Control Committee, contributes to managing the risks the Group faces in meeting its objectives.

The Audit Department continually analyses the control procedures and systems, organization models and management variables of the main areas of Grupo Ferrovial, including the projects within the various business lines and aspects of the various support departments. The conclusions are then reported to the heads of the areas assessed and the Group's Senior Management, and specific recommendations are made with regard to implementing improvements.

The Audit Department also collaborates in investment and post-investment processes, participates actively in fraud prevention and control, and arbitrates internal disputes between the various Grupo Ferrovial companies.

Lastly, it should be mentioned that in order to perform these functions, the Audit Department has the knowledge and experience accumulated from continuous direct contact with the various businesses, and draws on assistance from leading external advisors whenever necessary.

Code of Business Ethics

Since 2004, Grupo Ferrovial, S.A. has a Code of Business Ethics, approved by the Board of Directors, that establishes the basic business ethics principles and commitments that all its companies, employees and executives must respect and comply with in the performance of their activities.

The document complies with the Company's commitment to ensure that relations between the Company, its employees and other interest groups adhere to the principle of respect for the law, ethical integrity and respect for human rights.

In parallel, the company has also established a procedure for proposing improvements, making comments and criticisms, and reporting inefficient situations, inappropriate conduct, non-compliance with the Code of Business Ethics and other matters, all of which can be done anonymously.

Procedure for protecting Grupo Ferrovial's assets by preventing internal fraud

An internal procedure, whose aim is to protect the corporate assets through the prevention of conduct that could mean internal fraud, has been current in Grupo Ferrovial since 2005.

The procedure implements the corresponding principle of the Code of Business Ethics and establishes the rights and obligation to inform of behaviour or actions that may jeopardize Group assets either to a superior or via a system through which employees can make a report (signed or anonymous).

(E) Shareholders' Meeting

I. Convening Shareholders' Meetings and adopting resolutions

1. Attendance right

In accordance with the Shareholders' Meeting Regulations and the Bylaws, all shareholders who own at least one hundred (100) shares may attend the Shareholders' Meeting and the shares can be grouped to reach that figure.

Other than that minimum, there are no bylaw restrictions on attendance.

2. Proxies

Shareholder representation at Shareholders' Meetings is regulated by article 15 of the Bylaws and articles 12 and 13 of the Shareholders' Meeting Regulations. This regulation is considered appropriate for guaranteeing shareholders' rights to be represented at the Meeting and delegate their vote.

3. Quorum

The provisions of the Bylaws and the Shareholders' Meeting Regulations relating to the quorum reproduce the legal regime established in sections 102 and 103 of the Spanish Corporations Law, summarized as follows:

	At first call	At second call
Quorum	25%	No minimum
Special cases established by law	50%	25%. If less than 50%, resolutions must be adopted by two thirds of the capital present or represented.

4. Meeting Chairmanship

The Chairman of the Shareholders' Meeting is the Chairman of the Board of Directors.

The Shareholders' Meeting Regulations are considered to be appropriate for guaranteeing the correct functioning of the Shareholders' Meeting.

Since the company was floated on the stock exchange, Grupo Ferrovial, S.A. has requested the presence of a notary to minute the Shareholders' Meeting and perform the related functions, such as helping to organize the round of questions as the Meeting decides, and minuting or looking after the literal statements submitted by the shareholders.

5. Adopting resolutions

There were no changes in the legal system for adopting resolutions, the Bylaws and the Shareholders' Meeting Regulations establishing that resolutions shall be adopted by a majority, unless the law states otherwise.

II. Shareholders' Meeting Regulations. Rights and participation of shareholders at Shareholders' Meetings

1. Rights and participation of shareholders

The Shareholders' Meeting Regulations, which were approved by the Shareholders' Meeting on 26 March 2004, regulate shareholders' rights in relation to Shareholders' Meetings and, in addition to the provisions established in the Spanish Corporations Law, they envisage the following:

At the Shareholders' Meeting held in 2006, a modification to the Bylaws and the Shareholders' Meeting Regulations was approved in order to include the changes introduced into the Spanish Corporations Law by Law 19/2005, dated 14 November, concerning the European Corporation domiciled in Spain, and relating to the publication of a supplement to the agenda at the request of certain shareholders, and the possibility of attending via distance communication means and announcing the meeting date before the formal notice is given.

Announcement of meetings

- As soon as the likely date of the Meeting is known, the Board may post it on the Company's web site or disseminate it by any other means it sees fit.
- The governing body shall consider the advisability of disseminating the notice of meeting via a larger number of media.

Drafting of the agenda

- The Board of Directors may consider the suggestions or proposals made in writing by shareholders and bearing relation to the Company's activities or interests which it deems of interest for the Meeting.

Right to be informed

- The Company will post on its web site the text of all the resolutions proposed by the Board of Directors with regard to the items on the Agenda, with an explanation of the reasons for each one.
- The Company will post on its web site the replies given to shareholders in response to the questions they raise in the exercise of their right to be informed.

Attendance of external auditors

- The external auditors must attend the Shareholders' Meeting.

Audit and Control Committee participation

- The Chairman of the Audit and Control Committee must participate in Ordinary Shareholders' Meetings.

Shareholder participation

In accordance with the Board of Directors Regulations, one of the Board's functions is to encourage shareholder participation and adopt all appropriate measures to enable the Shareholders' Meeting to perform its functions effectively. The Board must also endeavour to ensure that shareholders have all the necessary information so as to form an accurate opinion about the Company's performance.

The Shareholders' Meeting Regulations contain several provisions that encourage shareholders to participate:

- The Board must consider the advisability of disseminating the notice of meeting via a larger number of media.
- When the Board is aware of the likely date of the next Shareholders' Meeting, it can communicate this through the Company's web site or via any other means it deems fit.
- Shareholders will be told, in the notice, that the Meeting is more likely to be held at first call or at second call on the scheduled dates.
- To draw up the Agenda, the Board must consider the suggestions and proposals made in writing by the shareholders which bear a relation to the Company's activities and interests and which it deems to be of interest to the Meeting.
- On giving notice of the Shareholders' Meeting, the Board shall assess whether there are distance communication means enabling shareholders to vote and/or grant proxy while duly ensuring the identity of the person exercising the right to vote or, if by proxy, the identities of the proxy and shareholder, and whether the use of such means is feasible.
- Shareholders with attendance rights may attend the General Meeting via distance communication means, if the Board of Directors considers, on the occasion of each call to meeting, that the technical resources and legal grounds permitting and guaranteeing this form of attendance exist.
- The Company shall post the text of all the proposed resolutions, and the documents and reports that are mandatory or are determined by the Board of Directors, on the web site. Proposed resolutions must be accompanied by a justification.
- The Company's web site shall contain all the information deemed to be useful for enabling shareholders to attend and participate in the Shareholders' Meeting, including the procedure for obtaining the attendance card; instructions on how to cast or delegate votes at a distance as envisaged in the notice, if appropriate; information on the Meeting venue and how to get there; information on any systems or procedures that enable shareholders to follow the Meeting, and information about the Shareholder Service Department.
- Shareholders may be able to follow the Meeting at a distance via audiovisual means.
- The possibility of simultaneous translation mechanisms is envisaged.
- The Company will study measures to enable disabled shareholders to access the Meeting room.
- The round of questions at the Shareholders' Meeting is regulated in detail. In addition to taking the floor, shareholders may verbally request any information or clarification they see fit regarding the items on the Agenda.
- Shareholders' rights to be informed before or during the Meeting are guaranteed, in accordance with the Spanish Corporations Law.

2. Shareholders' Meeting Regulations

As already stated, the current Shareholders' Meeting Regulations were approved by the Shareholders on 26 March 2004 and were registered at the Madrid Companies Registry after being notified to the CNMV.

As mentioned earlier, the Shareholders' Meeting Regulations were modified through resolution of the Shareholders' Meeting held on 31 March 2006, in order to include the changes concerning the publication of a supplement to the agenda at the request of certain shareholders, the possibility of attending via distance communication means, and the advance announcement of the date of the meeting before formal notice is given, as introduced into the Spanish Corporations Law by Law 19/2005, dated 14 November, concerning the European Corporation domiciled in Spain.

3. Participation of institutional investors

The Company has not been notified of institutional investors' policy of participation in Company decisions.

III. Shareholders' Meetings in 2006

In 2006, the Board of Directors convened one Shareholders' Meeting, which was held on 31 March 2006.

1. Attendance

The Shareholders' Meeting held on 31 March 2006 was attended by 72.53% of the share capital: 3.42% present and 69.11% by proxy.

2. Resolutions adopted

Included among the items put to the vote, besides those relating to approval of the individual and consolidated financial statements, distribution of the results and approval of corporate management, were the re-appointment of directors and auditors; modification of the Bylaws and the Shareholders' Meeting Regulations in order to bring them into line with Law 19/2005, dated 14 November, concerning the European Corporation domiciled in Spain; delegation to the Board of Directors for increasing the corporate capital in accordance with the provisions of article 153.1.b), with the exclusion, where appropriate, of the right to preferential subscription; approval of two remuneration systems applicable to Executive Directors and Senior Management, one consisting of the payment of part of their variable remuneration through the delivery of Company shares, and the other consisting of a Company stock options plan, and authorization for direct or indirect acquisition of own shares.

All the resolutions proposed by the Board of Directors were approved.

The full text of the resolutions and voting results are available on Ferrovial's web site.

IV. Corporate governance

The home page of the Company's web site, *www.ferrovial.com*, has a link to the corporate governance section.

Furthermore, the Corporate Governance section can also be accessed from the "Information for shareholders and investors" section.

The web site conforms to the form and content required by CNMV Circular 1/2004, dated 17 March.

(F) Degree of compliance with corporate governance recommendations

I. Corporate governance responsibility

In accordance with the Board of Directors Regulations, the Secretary of the Board is responsible, among other things, for verifying the Company's compliance with the corporate governance regulations and for interpreting them, as well as for analysing corporate governance recommendation with a view to their possible inclusion in the Company's internal regulations.

In accordance with the Board of Directors Regulations, the Audit and Control Committee supervises compliance with the corporate governance regulations and proposes improvements and, specifically, advises beforehand on exemption and other authorizations that the Board of Directors may grant with regard to Directors' duties, and on Company transactions with shareholders, Directors and Senior Management which require the prior approval of the Board in accordance with the Regulations.

II. Compliance with the Unified Code of Good Governance

Since the approval of the Unified Code of Good Governance by the CNMV Board Meeting on 22 May 2006, the Company has worked on analysing its recommendations, and in 2006 began implementing the appropriate lines of action so as to form an opinion regarding its assumption and inclusion in its practices or internal regulations.

As a result of this work, the Company plans to present, for consideration by the first Shareholders' Meeting to be convened in 2007, a proposal for modifying the Bylaws and the Shareholders' Meeting Regulations, and approve a new text of the Board of Directors Regulations, so as to implement and monitor the recommendations throughout the year and thereby be able to provide a commentary on them in the Annual Corporate Governance report for 2007, which will be approved in 2008.

III. Compliance with the Olivencia Report and the Aldama Report

As explained in the Introduction to this report, since being floated on the stock exchange Grupo Ferrovial, S.A. has endeavoured to transmit information about corporate governance to the market and to its shareholders through the respective Corporate Governance Reports.

- In the years following the publication of the "Report by the Special Commission for studying an ethical code for Boards of Directors" (the Olivencia Report), a detailed analysis of each recommendation has been made.
- These recommendations were subsequently complied with when most of the governance recommendations contained in the "Report by the Special Commission for fostering transparency and security in the markets and in listed companies" (the Aldama Report) were added to internal regulations.

In short, the following corporate governance recommendations were included in the Board of Directors Regulations, the Internal Code of Conduct in Matters Relating to the Security Markets, and the Shareholders' Meeting Regulations, and are still current:

Concerning the composition of the Board of Directors:

- Definition of the various types of directors.
- Inclusion of the incompatibilities of external directors with regard to commercial or professional relations with the Company.
- Definition of independent directors and the requirements for being appointed as such.
- Regulation of external directors not classified as proprietary or independent directors.
- Provision that proprietary and independent directors cannot be removed.
- Inclusion of a significant proportion of independent directors in the Board of Directors.

Concerning directors' duties:

- Inclusion, in the internal regulations, of a procedure for the Shareholders' Meeting or the Board to exempt directors from certain duties.
- Extension of duties of loyalty to controlling shareholders and senior executives.
- Regulation of conflicts of interest between the shareholder who proposes a proprietary director and the Company.
- Directors' right to contact Senior Management for the purposes of information and to be assisted by external professionals, and obtain information from the Secretary (among others) for performing their functions.
- Directors' obligation to notify the Company of share acquisitions or sales within 48 hours.
- Inclusion of the prohibition on holding executive positions

in competing companies.
- Directors' duty to inform the Company of claims against them.

Concerning the functions of the Board:

- Obligation of the Board to analyse Ferrovial's budget and strategic guidelines and to monitor the Company's financial statements, at least every quarter, and supervise periodic public reporting.
- Presentation of a triple balance sheet: economic, social and environmental.
- Obligation of the Chairman, CEO and Chief Financial Officer to certify the accuracy and completeness of the contents of the annual financial statements.
- Obligation of the Board to authorize the accounts clearly and accurately.
- Obligation of the Board to ensure that shareholders have all the information necessary for making an informed opinion about the Company's performance.

Concerning the Board Committees:

- Obligation of the Audit and Control Committee to issue an Annual Report about its activities.
- Empowerment to the Nomination and Remuneration Committee for establishing measures to check that Ferrovial does not hire, as employees or senior managers, persons who have covered the Company at an assessment or rating agency in the two years after leaving such agency.
- Empowerment to the Audit and Control Committee to appoint or replace the internal audit manager.
- Empowerment to the Audit and Control Committee to inform the Board regarding changes in accounting criteria.

Concerning Board and Senior Management remuneration:

- Consideration of any qualifications in the external auditors' report that have a significant impact on the corresponding year's profit and loss account when determining directors' remuneration based on Company earnings.
- Itemized disclosure of individual directors' remuneration.
- Itemized disclosure of individual Senior Management remuneration.

Other measures were also adopted for promoting transparency and corporate governance:

- Extension of the Audit and Control Committee's powers to propose to the Board, for submission to the Shareholders' Meeting, the appointment of the external auditors of the Company and its consolidated group.
- Implementation of a procedure for the Audit and Control Committee to assess the external auditor's competitiveness.
- Empowerment to the Audit and Control Committee for monitoring internal audits, checking the internal audit plan and, where appropriate, establishing measures so that internal audit units can report irregularities and non-compliance, as set out in the Board of Directors Regulations.
- Prohibition of Directors from being directors or executives of a competing company.
- Prohibition of Directors from providing representation or consultancy services to competing companies unless they obtain authorization from the Board based on a report by the Audit and Control Committee.
- Prohibition of Directors from providing services of special importance to, and from being a director of, a competing company within the two years after they cease to be members of the Board, unless exempted.
- Obligation of Directors to inform the Company of other directorships or senior management positions that they hold at other companies which are not competitors.
- Extension of Directors' duties, as well as those of Senior Management and controlling shareholders, to individuals representing directors which are legal entities and other managers individually appointed by the Board.

Lastly, a commentary on the reasons why other recommendations have not been included in the internal corporate governance regulations is given below.

In this regard, it should be mentioned that there were some developments in relation to the factors published in previous years' Reports.

- Standardization of Shareholders' Meeting attendance cards: Grupo Ferrovial believes that it is not capable of intervening in the process of issuance of attendance cards by depositaries. However, since 2004 it has been providing its own card in order to facilitate remote proxy-granting or voting, once it had been verified that this does not prevent or hinder due accreditation of the identity of the person delegating or voting and of his/her position as shareholder; such a card would not replace the one issued by depositaries. The

Company intends to continue this practice, while complying with those requirements.

- Convening of the Shareholders' Meeting with more advance notice than required by law: The Law on European Corporations domiciled in Spain (Law 19/2005, dated 14 November) amended the Spanish Corporations Law, including, among other factors, convening the Shareholders' Meeting with more advance notice. Therefore, although this recommendation may still be in force, the legal context has changed significantly. Nevertheless, to complement the content of these legal obligations, the Company undertakes to unofficially announce the date planned for the Meeting before the formal announcement.
- Submission of some business decisions to the Shareholders' Meeting. It was considered appropriate not to introduce changes in the allocation of responsibilities between the Board and the Shareholders' Meeting. It was also considered very appropriate to ensure that the Company has, at all times, the ability to make decisions rapidly, which is sometimes incompatible with complying with the deadlines for convening a Shareholders' Meeting.
  In any case, Ferrovial maintains and will maintain complete transparency with shareholders regarding significant transactions and projects, and not only through the Shareholders' Meeting.
- Definition and prior dissemination of the policy for institutional investor participation. Ferrovial considers that these obligations should not be regulated specifically by issuers because they would lead to a disparity of conditions with respect to institutional investors.
- Creation of a Strategy and Investment Committee. As the Board of Directors has an Executive Committee, Ferrovial believes that it is not necessary to create another committee specializing in this matter since those functions are performed appropriately by the Executive Committee.
- Rules governing protection measures in the event of dismissal or changes in control. Adoption of any such measures in favour of Senior Management requires a prior report by the Nomination and Remuneration Committee. In accordance with the Board Regulations, one of the Board's functions is to approve the remuneration policy and the remuneration for Senior Management. The need for a resolution for approval by the Shareholders' Meeting was not considered to be necessary. Apart from that, the Company undertakes to inform the market on these matters.
- Book provisions in the balance sheet for excess indemnities envisaged in protection clauses. Ferrovial does not consider it necessary to implement a special, specific imperative regulation for provisions.

On the other hand, Ferrovial believes that its provision accounting reflects the net worth situation of the Company correctly and fully in all respects.

In any case, the section relating to Board remuneration (Section B.II.8) provides supplementary information on this matter.


CORPORATE
RESPONSIBILITY



Ferrovial is the most sustainable construction group in the world, according to the Dow Jones Sustainability Index (DJSI), and has an AAA rating on the Innovest Strategic Value Advisors Global 100 list of 'most sustainable corporations'

Highway Pesquera-Reinosa (Cantabria, Spain)

"Ferrovial was extraordinarily successful at integrating sustainability into corporate strategy – positioning the company as a frontrunner in the construction sector" (Sustainable Asset Management, SAM report)

Principles for Sustainable Development

In its declaration of principles for sustainable development, Ferrovial expresses its desire to create long-term value for its shareholders, employees, customers, suppliers and the local community.

Furthermore, Ferrovial is aiming to achieve international recognition for its commitment to the following principles:

- Ethical professionalism
- Implementation of corporate governance best practice
- Respecting, protecting and fostering human rights
- Mitigation of the environmental impact of our activities
- Hiring and motivating the best people
- Health and safety for employees
- Quality, innovation and continual improvement across activities and processes
- Consideration of the value chain as an essential strategic factor for sustainable development
- Transparency of information
- Contribution to the socio-economic development of the areas of operation.

These principles are reflected in the following lines of action:

- Build leadership capacity and quality with a code of ethics for our collaborators;
- Improve working conditions and guarantee equal opportunities and non-discrimination among employees;
- Inform all the organisation's members of the principles of sustainable development and social responsibility, and encourage employees to participate in solidarity projects;
- Encourage subcontractors and suppliers to gradually adopt principles in line with this Declaration;
- Continually enhance communication channels with stakeholders based on innovative corporate disclosures according to the triple bottom line: financial, environmental and social;
- Maintain and increase customers' trust, exceeding their expectations of quality across construction work and services;
- Promote the implementation of standardised environmental management systems across different business divisions;
- Improve the design and implementation of systems that are in place to prevent and reduce occupational risks, and which serve as a benchmark in the sectors in which we work;
- Design reliable instruments to measure the quality of the industrial relations, motivation and professional development of employees in order to improve work efficiency;
- Organise our social initiatives in order to develop the communities where Ferrovial operates;
- Prioritise innovation, scientific research and development projects as basic factors for our competitive success and for the creation of differential value in the market;
- Collaborate with governments, NGOs and social partners in projects and activities related to social development, environmental protection and occupational safety;
- Adhere to the UN Global Compact principles in all our activities.

Leader in sustainability

"Ferrovial was extraordinarily successful at integrating sustainability into corporate strategy – positioning the company as a frontrunner in the construction industry," according to the latest report by the Sustainable Asset Management analysis firm.

This is also confirmed by Innovest Strategic Value Advisors' AAA rating of Ferrovial as one of the world's top 100 most sustainable companies of 2006, thanks to its optimum management of corporate government and social and environmental risks, and its capacity to benefit from new business opportunities in this area. This recognition, based on a study of over 1,800 companies, endorses the strength of Ferrovial's sustainability strategy and its integration across business activities. Ferrovial also features on the Dow Jones Sustainability (DJSI) and FTSE4Good indexes – two international benchmarks in corporate responsibility and socially responsible investment principles. Ferrovial was listed on the DJSI for the fifth time and was the leader in the heavy construction industry last year. In addition, Ferrovial is the only company in the construction and infrastructure sectors to be ranked among the top ten companies with best corporate responsibility practices, according to the latest report by the Spanish Observatory for Corporate Social Responsibility, under the auspices of the Ministry of Employment and Social Affairs. Widespread recognition by prestigious institutions is one explanation for Ferrovial's rating in the Merco Report as the company with the best corporate reputation in the Spanish construction and infrastructures sectors.

Ferrovial appeared more than 50 times a day on average in the written media, and the company website received 91,735 hits in 2006

Dialogue with the main stakeholders

Ferrovial's transparency and dialogue principle is underpinned by continual enhancement of communication channels with stakeholders, based on innovative corporate disclosures that allow transparent, equitable and democratic dialogues.

Ferrovial considers its shareholders, employees, investors, customers and providers as priority stakeholders, and works hard to maintain fluid relations with the global media.

The stakeholders' identification process is conducted through frequent mutual relations, and stakeholders establish relations with the company through formal channels such as e-mail or service call-centres.

In 2006, the Análisis e Investigación consultancy firm conducted a specific study of stakeholders to determine qualitative differences between the internal and external perceptions of the company's growth and development.

The communiqués received by the different groups of stakeholders are part of Ferrovial's 2007 strategic plan for corporate responsibility and corporate reputation.

Shareholders

Since 2002, Ferrovial has had a Shareholder Service Department, which aims to serve as a permanent communication channel between private shareholders and the company, so that the latter can meet shareholders' information requirements.

Among other communication channels, there is a Shareholders Free Help Line (+34 902 253050), a fax line (+34 91 586 2689) and e-mail address (accionistas@ferrovial.es). In 2006, the Department received and responded to more than one e-mail a day requesting financial information.

Since 2005, shareholders have been able to participate virtually in Shareholders' Meetings and issue votes by e-mail.

Employees

To support communication with employees, Ferrovial has a corporate intranet (Ferronet), in-house magazine (Inforvial) and new Corporate Channel which was launched in October 2006 by the Corporate Area's Human Resources Department. This channel joins others in use throughout other company divisions: Construnet, Finet, Servinet, Budinet and Cadanet, as well as Amey's own channel.

Since 1997, all employees equipped with computers have had access to Ferronet, both in Spain and in the other countries in which Ferrovial has a presence, and 8,200 employees use the company intranet regularly. Along with company information and business management tools, Ferronet has a section for personnel (Empleado.net)

In 2006, the intranet posted 276 news items, 591 new contracts and 66 circulars. The intranet published 267 job vacancies and 475 vacancies were published on the website.



INTERNAL PERCEPTION
EXTERNAL PERCEPTION
Results focus
Efficiency
Infrastructures vs construction
Diversification strategy and expansion
Multinational
The logic behind the sale of the Real State Division
Severity
2
4
6
8
10



Complaints and comments
In 2004, Ferrovial launched a dialogue mechanism with employees for professional and ethical purposes. The suggestion box channels ideas, complaints, proposals and any comments an employee wishes to make anonymously. The information is sent to a Management Committee, made up of members of senior management. In 2006, 80 submissions were received (41 proposals, 27 comments and 12 complaints). Propuestas, 27 Comentarios y 12 Denuncias).
Origin
Corporate 3%
Construction 26%
Anonymous 58%
Services 10%
Infrastructures 3%
Status
Does not apply 20%
Not admitted 17%
Open 21%
Admitted 42%
Issue
Others 5%
Community 4%
Community 4%
Social benefits 23%
Human resources 33%
IT 29%
Communication 5%

Suggestion Box

	2005	2006	Variation
Proposals	64	41	-23
Complaints	20	12	-8
Comment	31	27	-5
TOTAL	**115**	**80**	**-35**

Job vacancies

On the intranet (Offers on the intranet by areas)		On the website (Offers on the website by areas)	
Construction	141	Construction	244
Infrastructures	20	Infrastructures	22
Services	87	Services	162
Corporate	19	Corporate	47
TOTAL	**267**	**TOTAL**	**475**

Customers

Business areas whose products or services involve close relations with customers and users offer formal communication channels as part of after-sales or customer service. These also serve as a channel for handling customer and user feedback.

Cintra has a Customer Service Department to respond to queries from users of off-street and on-street parking. Likewise, its Sales Department responds to queries and complaints related to parking construction and assignment of resident parking spaces.

The main toll road concessions have their own customer services. For example, the ETR 407 toll road in Toronto, Canada, has a call centre alongside other innovative services for handling suggestions and complaints. People who prefer to use the Customer Centre in person or who send letters, e-mails or faxes are dealt with directly by the Customer Care Team. Furthermore, the Chicago Skyway, Autema, Ausol, Radial 4, Madrid-Levante, Cintra Chile and Eurolink have their own websites and customer call centres.

Each Cespa facility has independent customer services. In public contracts, the requirements for these services are generally established via customer conditions and specifications. In private contracts, each workplace has a switchboard that directs queries to the most relevant staff member. One example is Barcelona's Citizen Care Department for complaints and queries about municipal waste collection and street cleaning, where in 2006, the Department handled over 11,224 calls.
Subsidiaries Ferroser, Eurolimp and Grupisa also have their own call centres for dealing with customer issues.

Suppliers

Ferrovial's open dialogue process with suppliers was formed through meetings with major suppliers to analyse business relations and identify mutually convenient ways to reduce the final cost of Ferrovial's purchases – without lowering the quality of its products and services. Furthermore, Ferrovial continues to train suppliers and subcontractors in new information technologies applied to purchasing management, and demonstrate the advantages of using the Obralia construction company's portal as a tool to execute bids as well as access and share sector information.

A communication line in the Purchasing Management section of Ferrovial's website, set up for ongoing dialogue with suppliers, regularly publishes the main purchases planned to enable suppliers, especially foreign suppliers, to contact the company and send their offers.

Annual questionnaires were sent to 3,400 suppliers in 2006 to update the database.

Analysts and institutional investors

In 2006, Ferrovial held 216 meetings, 129 of which were roadshows and 57 meetings with foreign investors in Madrid. The company has also promoted 9 presentations – 7 sales presentations, one company presentation and a presentation of annual results – and organised 4 seminars. The annual results presentation can be viewed on the website. The most recent presentation was viewed by 36 users: 18 in the US, 10 in Spain and 7 in the UK.

Of the 216 meetings attended, 194 were with investors and 22 were with analysts. 12 roadshows were sponsored: 2 in Spain, where 12 meetings were held, and 10 trips abroad (England, France, Holland, the US, Italy, Germany, Sweden and Denmark) with 117 meetings.

Throughout 2006, 28 banks and brokers covered Ferrovial's shares. These entities published 165 reports and notes about Ferrovial.

Ferrovial maintains a database of 778 analysts and investors who have requested to join its mailing lists, and who receive all company communications. Registered analysts and investors received 94 communiqués in 2006.

In 2006, the UN rated Ferrovial as a role model for its degree of compliance with the ten principles of the Global Compact

Commitment to the Global Compact

In 2002, Ferrovial became a member of Global Compact, an initiative committed to promoting and respecting the ten universal principles in the areas of human rights, labour, the environment and anti-corruption.

Since then, Ferrovial has been actively promoting these principles as a member of the Spanish World Compact Association's Board of Directors, and through a number of forums and meetings.

In 2006, Ferrovial ratified its commitment before the UN to comply with these principles, which have become the developmental framework for all its corporate responsibility-based action and initiatives.

In 2006, the UN awarded Grupo Ferrovial its highest rating as a Role Model for its degree of compliance with these ten principles, reflected in the company's Communication on Progress. This report can be viewed at www.pactomundial.org

Information transparency

Ferrovial's media relations are governed by transparency and a pro-active attitude to promoting awareness of the company strategy, activities and future objectives, as well as transmitting a faithful and timely picture of events that affect the Company, and supporting trends analysis in the sectors in which it operates. Ferrovial's activities are reported by numerous Spanish and foreign print, audiovisual and Internet media (financial, general information and specialist), especially where it has a stable presence, such as in the US (Texas, Illinois and Indiana in the US), Canada, the UK, Poland, Switzerland, Portugal, Greece, Ireland, Italy and Chile.

There were 18,371 mentions of Ferrovial in the media in 2006, an average of 50.3 mentions a day – with the main focus on:

- Company financial results
- Company performance as a listed company
- The acquisition of BAA and the British service industry market
- The sale of the real estate business to Habitat Group
- Activities in Eastern Europe
- New infrastructure concessions

Ferrovial uses a range of communication tools in its media relations including press releases, bulletins in response to company and sector queries, informative meetings, opinion articles, press conferences and interviews, etc.

The communication media has a special section on Ferrovial's website, which received 50,716 hits in 2006. Equally significant was the number of hits on the English version of the Pressroom, there were 41,019 hits in total.

Among Ferrovial's aims this coming year is to build on this tool's success with greater information and graphic representation and a feedback mechanism to enable greater interactivity between Ferrovial and the information media community.

Risks

Ferrovial implemented a global risk management system (GRM) in 2003 that covers all its business areas worldwide, including the subsidiaries it manages. The system includes quality risks related to defective or delayed execution of works or the provision of services to customers or users; environmental risks that may have a significant impact on the environment or risks derived from failure to comply with applicable legislation; regulatory or socio-political risks; financial risks such as interest rate variations, changes in foreign activities, customer payment defaults or delinquency; and risks from damages. It also includes occupational risks and, in particular, is linked to employee health and safety and to damages to Ferrovial's and its subsidiaries' goods and assets. Detailed information about risk management systems is provided in the Corporate Governance Report.



THE GLOBAL COMPACT

Further information:
www.sustainability-index.com
www.sam-group.com
www.ftse.com
www.innovestgroup.com
www.globalreporting.org
www.observatoriorsc.org
www.pactomundial.org
www.un.org

Best practice and talent management are the two pillars on which Ferrovial bases its commitment to corporate responsibility

Materiality

Throughout 2006, Ferrovial identified the most relevant corporate responsibilities issues for its Construction and Services business lines by conducting a homogenous, comparable and consistent materiality analysis. This used external sources to identify Ferrovial's most relevant corporate responsibility issues and included the opinions and suggestions of major stakeholders.

Other sources included reports issued by socially responsible investment agencies, sector associations and forums, sector corporate responsibility report analyses, information published in the media and an assessment of public opinion trends in Spain.

This way, a sectorial and sustainability context has been limited in which Ferrovial operates and therefore covering the most relevant issues to be managed by the company.

Studying the reports from sector companies enables issue maturity to be determined. Risk is measured by attention from external prescriptors, such as investors, press and sector associations, which give Ferrovial high scores.

The study, conducted by KPMG consultancy firm, included sessions with senior management in both business lines to present the findings of the study and their interpretation and assessment, using Resolver Ballot software to manage group discussions. It also included an assessment of Ferrovial's current performance in comparison with its competitors in each of its strategic corporate responsibility lines.

The analysis of materiality allowed twelve relevant aspects to the company in the Construction area and fourteen major lines in the Services areas to be identified, as reflected in the graphs below:


Construction
Talent
Customers
Innovation
Waste management
Nuisance works
Environmental management
Sustainable construction
Suppliers
Safety
Ethical conduct
Labour rights
Sustainable management
Local resources
Community action
COMPETITIVE EDGE
PERFORMANCE
1
2
3
4
5
6
7
8
9


Services
Customers
Talent
Community action
Renewable energies
Risk management
Innovation waste treatment methods
Emissions
Stakeholders
Sustainable management
Prime materials
Health and safety
Labour rights
Water
Suppliers
Transparency/ethics
COMPETITIVE EDGE
PERFORMANCE
1,5
2
2,5
3
3,5
4
4,5
5


AMEY
Amey workers in the UK

Our commitment to our employees

☐ *Employment quality* ☐ *Equal opportunities* ☐ *Employee safety*


Average workforce
Number of employees
34,348
49,892
57,247
88,902
2003
2004
2005
2006


Workforce by division
Percentage of employees by area according to average workforce
Infrastructures 12.1%
Corporate 0.3%
17.7% Construction
69.9% Services


Workforce by region
Percentage of employees by geographical area
Africa 2.0%
North America 14.6%
South America 4.6%
The Middle East 0.3%
Asia 0.4%
Europe 78.0%

Ferrovial is a global company with 100,173 professionals in 42 countries

The challenge of diversity

The talent and dedication of Ferrovial's professionals is a pillar of the company's success and its competitive advantage. The main aim of human resource policy is to retain well-rounded personnel to guarantee future growth while enabling the professional development of all employees.

The Group's total workforce increased by 31,655 to 88,902 employees by the end of 2006, 55.3% more than the same period of the previous year. Of the total number of employees, 17.7% worked in construction, 12.1% in infrastructure and 69.9% in services. 81.6% of all employees are manual workers and line personnel, 8.4% are clerical workers and 10%, graduates.

The number of managers at the end of 2006 was 704 (0.8%), with an average age of 41.42 and average length of service in the company of 10.55 years.

Ferrovial's growing international presence, boosted by acquisitions mainly in the UK and US, has contributed to the company's broad, global profile. For the first time ever, most of the workforce was located outside Spain (55.9%), primarily in the US, the UK, Poland and Switzerland.

This has made expatriation vital to the company and a more frequent occurrence among Ferrovial's employees. Approximately 210 Spanish employees now work abroad.

In this increasingly global market, managing talent is one of the greatest challenges facing the company in the near future. However, strong growth has not prevented the company from maintaining stable employment or the satisfaction of employees, who perceive more opportunities than ever to develop their careers within a company that generates pride in belonging, as shown in the latest employee satisfaction surveys. 5% of all employees were promoted to a higher professional category and/or position during the year.

In recognition of its new global dimension, Ferrovial works hard to manage diversity and maintain a workplace free of personal harassment. This includes racial, sexual or religious discrimination. All employees must be treated fairly and respectfully by their superiors, subordinates and colleagues.

Managing talent is a strategic priority and the company is interested in identifying the talented individuals both inside and outside the organisation. A performance assessment plan measures each company member's contribution inside the company. In 2006, this covered 2,917 employees – an increase of 46.51% compared with the previous year. Outside the company, selection programmes allow only the most qualified professionals to join the company.

55.9% of all employees work outside Spain – mainly in the US, the UK, Poland and Switzerland


Further information:
www.ferrovial.es

Employment quality

84% of all employees have permanent contracts – 20% more than in 2003

Stable employment

In 2006, Ferrovial continued to strengthen stable employment through permanent contracts. 84% of its 88,902 employees had permanent contracts, compared to 64% in 2003. Most employees described Ferrovial as "a good company to work for" which "is performing positively", according to the latest Employee Satisfaction Survey. The survey was distributed to 7,244 employees and had a response rate of 41.6%.

One clear indicator of the degree of employee satisfaction was the Group's low attrition rate, which remained at natural rates of around 7.3% in Spain.

Trade union freedom and collective bargaining

Ferrovial respects its employees' trade union freedom in accordance with the legal requirements in each country, as well as the right to collective bargaining by staff representatives and trade unions.

29,668 employees (33%) adhere to collective agreements in Spain and the figure is 15,025 (17%) for the rest of the world. Most work centres have unitary representation and its employees are members of a trade union. All of this is structured within a communication policy that respects the right to confidentiality of information.

Remuneration policy

Personnel expenses during 2006 amounted to 3.14 billion euro (68% more than in 2005), 88% of which was related to wages and salaries and the other 12% to employee welfare expenses.

Ferrovial continued implementing a fixed and variable remuneration system and remains highly competitive in the market. The variable remuneration system is now in place for 32% of all employees, compared to 15.78% in 2005, and covers almost all structural personnel.

This remuneration policy is complemented with other plans, including remuneration systems pegged to the share price, stock option plans and personalised compensation programmes (PCP) – which enable a part of annual fixed remuneration to be allocated to specific products and services in more advantageous conditions. The offer of products was expanded in 2006 with the addition of childcare vouchers to other existing offers: car renting and health, life and accident insurance.

In 2006, Ferrovial continued its "Plan 12,000", a remuneration program where beneficiaries receive part of their variable remuneration in the delivery of company shares. Approximately 750 people – managers, heads of department or equivalent with tax residence in Spain – are signed up to Plan 12,000.

A total of 434 employees were signed up for Plan 12,000 in 2006.

Further information:
www.ferrovial.es



Permanent workforce
Percentages of employees with permanent contracts
64%
65%
65%
84%
2003
2004
2005
2006



Participants
Number of people
24,406
28,581
38,344
64,408
2003
2004
2005
2006



Training course at Ferrovial Summa University

Ferrovial invested over 18.8 million euros in global employee training during 2006

Universitas **ferrovial**

Summa, Ferrovial's Corporate University

The creation of Ferrovial University is a major milestone in our organisation's development and management of talent, and a powerful tool for sharing experiences among our businesses. The Latin word Summa means the sum of all knowledge, yet also means the most important, the highest: Summum. Summa is the highest degree of distinction, which approaches excellence: summa cum laude. Summa also symbolises the union of different cultures and profiles that make up Ferrovial - the sum and the capacity to foster talent and achieve heights, the maximum aspiration, the summit.

Training

Convinced that the company can only expand through the growth, efforts and dedication of its employees, Ferrovial invested over 18.8 million euros in global training plans in 2006. Over 837,972 training hours - an increase of 89% in paid training hours - benefited 72% of all workers (64,408).

In Spain, a total of 464,116 training hours were given at a direct investment of 9.6 million euros -12% more than in 2005. Language training increased substantially as a result of the Ferrovial's geographical spread.

In other countries, 373,294 training hours were given to 33,503 employees - an investment of 9 million euros in total.

All in all, the number of training hours by employee and year was 9.52 - an investment of 214 euros per employee.

Ferrovial's commitment to professional training is clearly demonstrated through the launch of a new corporate university under the Summa brand. The aim is to provide education on corporate culture and values, and group strategy and objectives. Classes at the University began in the first quarter of 2007, after its formal inauguration on February 8.


Training subjects
Percentage of amount for training by subject
New technologies 8%
Quality 26%
15% Languages
41% Technical
Skills 10%


Training by category
Percentage of training hours by category
Executives 4%
Clerical workers 26%
19% Graduates
51% Manual workers and line personnel


Investment in training
In thousand of euros
4,364
10,323
12,800
18,850
2003
2004
2005
2006


Training per hours
Number of hours
363,726
552,971
666,944
837,972
2003
2004
2005
2006

Equal opportunities

Global growth increases professional career opportunities: 5% of the workforce were promoted in 2006. The number of women in the workforce increased by 27% compared to 2005

Equal opportunities

Ferrovial is committed to an effective equal opportunities policy so that all employees can be judged on the basis of merit. All employees enjoy equal opportunities to develop their professional careers, and promotion decisions are always based on objective circumstances and assessments. Using these criteria, 5% of all employees were promoted to a higher professional category and/or position during 2006, specifically, 4,846 people – 226% more than the previous year. Of these promotions, 565 were in Spain and 4,281 were outside Spain.

Women in the workforce

The number of women in the workforce rose by 27% in 2006, compared to the previous year (30,002 women). In 2006, women accounted for 30% of Ferrovial's workforce. The number of women executives represents 10% among them. Also, in 2006, we welcomed a woman to the Ferrovial Board of Directors.

One of the most substantial advances in fostering equal opportunities was the launch of Ferrovial's new Work-Life Balance Plan, a programme for company employees which has earned Ferrovial recognition as a Family Friendly Company – a prestigious certificate awarded by the Más Familia Foundation.

Employing people with disabilities

Ferrovial's objective is to implement plans to make work and commuting easier for disadvantaged social groups, such as the long-term unemployed, people over 45 years of age and people with disabilities.

Thus, in 2006, Ferrovial continued its policy to integrate people with disabilities at its companies and assumes two new commitments to our employees in Spain:

- Employees with disabilities or reduced mobility may choose work centres close to their homes and have a parking space at their disposal.
- People with disabilities who are relatives of employees have preferential employment status up to the second tier


efr
empresa familiarmente responsable
Family Friendly Company
Ferrovial was awarded the "Family Friendly Company" certificate in 2006 from the Más Familia Foundation on the basis on the EFR 1000-1 standard. The certificate is an endorsement of the company's commitment, strategies and policies for fostering a balance between our employees' personal and professional lives.
In addition to the Work-Family Balance Plan approved by the company management and implemented in the workforce, Ferrovial is also committed to maintaining a dynamic and continuous study of this area.


Full time
Full time employees in percentage
84.0
83.7
79.3
69.0
2003
2004
2005
2006


Women in the workforce
Data in percentage
32.0
28.0
27.3
30.0
2003
2004
2005
2006



Swissport workers

Fostering a work-life balance

Since these measures were approved in early 2006, 76 requests have been received: 7 for sabbaticals, 26 for reduced flexitime working days, 16 for extended breastfeeding leave and 27 for maternity leave.

Of those who were mothers, 21% also requested the extra hour for breastfeeding leave; 36% requested extended maternity leave and 9% also requested leaves of absence.

The new Work-Life Balance Plan takes many of these new measures into account and covers all employees. Since 2006, employees can enjoy percentages of reduction in the working day as well as those governed by legislation and numerous options not covered by legislation, for example, an individual's choice when to take annual leave.

Furthermore, intensive working days were implemented during certain periods of the year to adapt to the school calendar and intensive working days on Fridays were initiated. Employees were also allowed to enjoy maternity leave with shorter working days after the fourth week.

Numerous additional measures to achieve a balanced work and family life have been offered, primarily based on the different collective agreements in place, in the form of time off for attending to family needs. These include an increase in the days legally established for accompanying family members to the doctor, illness and hospitalisation of family members, days off for major family events and moving days, among others.

Finally, positive measures related to leaves and suspensions exist that exceed existing legal minimums. The new plan not only increases minimum and maximum time limits through different collective bargaining agreements, but also allows employees on voluntary leaves of absence to retain their posts for a certain period of time in some cases.

Furthermore, maternity leave now extends to two weeks before birth and sabbatical periods have been made available to employees with a certain length of service in the company.

Further information:
www.ferrovial.es
www.masfamilia.org

Measures to foster a work-life balance in Ferrovial

1. Extension of paid maternity leave to two weeks before birth
2. Reduced flexitime working day with a reduced salary for what is known as "guardianship leave" for children under the age of six or people with disabilities.
3. Maternity leave, adoption leave or opting for a part-time contract
4. Extension of the breastfeeding period: employees with children under nine months of age may reduce their working day by 1 hour without a reduction in salary.
5. One-month sabbatical period after 5 years of service in the company
6. Employees with disabilities: facilitation of geographical mobility by work centre options close to homes and with parking spaces
7. Preference for hiring people with disabilities who are relatives of employees

Employee safety

The number of accidents at Ferrovial worksites has fallen by 20%

Workplace accidents

A fundamental principle of sustainable development is employee health and safety. This is developed at Ferrovial through various initiatives that enable us to advance the design and implementation of systems that prevent and reduce occupational risks, and serve as a benchmark in the sectors in which we are involved.

As a result, all accident rate indexes fell dramatically, despite the increase in foreign activity and in the workforce. In 2006, the number of accidents in the construction area, which has the greatest risk, fell by 20%.

The results for the main occupational safety indicators also improved. The number of incidents for every thousand workers dropped from 67.8 in 2005 to 66.7. The frequency of workplace accidents also fell from 115.5 to 115.2 for every million hours worked. The number of days lost for each 1,000 hours worked fell from 1.29 to 1.19, which means that the severity of accidents also declined.

All accidents were exhaustively investigated and more stringent safety and procedural measures adopted which are then monitored by health and safety committees.

Health and safety committees exist at work centres with 50 or more workers in the Construction area. There are 12 health and safety committees in place, in line with the legal requirements in Infrastructures, which also serve other centres with 43 employee representatives.

The first results of the construction workgroup created in 2005 were analysed during 2006. Minimum mandatory requirements for worksite conditions were established, among others.

Occupational safety

Company health checks on employees with respect to inherent workplace risk is centered on medical check ups prior to joining the staff and regular subsequent checks for each position, in line with specific medical protocol. In Infrastructures, 2,077 health checks were carried out, with 10,594 in Services, 3,817 in the Construction division and 139 in the Corporate area.

Accident Figures

	Ferrovial Construction 2003	Ferrovial Construction 2004	Ferrovial Construction 2005	Ferrovial Construction 2006	Construction Industry*	Ferrovial** 2006
Incidence index	102.2	98.7	105.9	84.54	134.98	115.20
Frequency index	59.8	55.2	59	47.61	76.8	66.72
Severity index	1.3	1.08	0.94	0.87	-	1.19

*Latest construction industry data corresponding to 2006

**Agglutinates the construction division and other company activities (infrastructures, services, corporate) in Spain

FREQUENCY INDEX: represents the number of accidents which occurred during the working day for every million hours worked and is based on the formula: FI = total number of accidents involving days away from work which occurred during the working day x 106 / (nº of hours worked).

INCIDENCE INDEX: represents the number of accidents which occurred during the working day for every thousand worker exposed and is based on the formula: II = total number of accidents involving days away from work which occurred during the working day x 106 / (average number of workers).

SEVERITY INDEX: represents the number of working days lost as a result of accidents for every 1000 hours work. It based on the formula: SI = number of working days lost per year x 103 / (number of hours worked).

NOTE: Frequency and Incidence Index systems are based on the ILO Labour Conference's Recommendation 16 and the method of registering and reporting workplace accidents and professional illnesses comply with ILO and EUROSTAT criteria.

DO IT SAFE OR DON'T DO IT

Information sign at Webber (Texas, USA)

All employees receive occupational safety training upon joining the company and during the projects

Training and information (in risks management)

Construction

Safety experts made 2,786 visits to monitor and control construction projects and propose preventive measures. Another 555 visits were made at the request of the production line to provide on-site advice on health and safety problems arising in construction work.

The division's Safety Unit drafted 73 risk assessments for fixed sites and 58 emergency plans, and cooperated with line personnel to draft a further 476 health and safety plans, and 36 health and safety studies.

Risks management information was provided through the On-Site Safety Information Handbook. Copies of the handbook were given to 49,800 company employees as well as subcontractors and self-employed workers last year.

Basic 50-hour training course have continued for middle, production and site managers that certifies them as basic-level safety technicians, which is valid throughout Spain. In 2006, 700 workers received this training. Occupational safety training was also given to all workers upon joining the company and during the projects. Last year, 2,319 employees received training.

Infrastructures

The occupational safety system has been audited in compliance with current legislation. Safety experts made visits to all delegations, management offices and highways. All centres have a risk assessment, emergency plan or self-protection handbook and the mandatory Health and Safety Plan.

A Car Park Safety Handbook and a Toll Road Safety Handbook were also released. In Spain, 15,486 hours of occupational safety training were given to 1,691 workers.

Services

In the Services division, safety experts made over 2,000 visits to work centres. In 2006, the safety management system was fully implemented in over 100 work centres and 350 risk and 125 ergonomic and health assessments were drafted.

Up to 520 on-site safety training courses were given to 5,300 employees in general services management. Training courses were given to workers in accordance with the requirements of the Regulatory Framework for the Occupational Safety Law, and in accordance with the System manual/handbook.



Workers at Heathrow Airport Terminal 5 (London, UK)



Further information:
www.ferrovial.es


Gepäck-
abgabe
am ersten
Schalter
Nr. 123

Swissport electronic check-in at Zürich Airport (Switzerland)

Responsibility for our products and services

☐ *Technological innovation* ☐ *Quality* ☐ *Purchase management*

Investment made in R+D
Investment made by Ferrovial. Data in thousands of euros

	Waste	Water	Ecology and fauna	Construction	Services	TOTAL
2002	1,220	238	38	-	-	1,496
2003	1,388	580	16	-	-	1,984
2004	1,019	572	272	-	-	1,863
2005	1,069	250	321	-	-	1,640
2006	1,095	421	23	1,300	297	3,135

1,496 1,984 1,863 1,640 3,135
2002 2003 2004 2005 2006

Innovation, quality and responsible purchasing – these are the pillars on which Ferrovial bases its corporate responsibilities for products and services.

According to Ferrovial's Quality Policy, a clear focus on customers is essential to making quality a key element in the company culture.

Ferrovial meets its commitment to promoting innovation in its different business areas by developing new technologies that improve technical capacity and enhance productivity. This is achieved by implementing a R+D Management System, strengthening the company's technological expertise by diffusing new solutions and knowledge, and promoting training to foster innovative initiatives.

The spirit of permanent innovation is conveyed beyond R+D departments to all company employees. The Construction division's intranet has a specific channel for communicating innovative ideas, and is open to all employee suggestions and proposals to improve current procedures.

To manage the quality of its products and services, Ferrovial has a corporate indicator system that produces a scorecard, which has been reported to the Management Committee every quarter since 2004. These indicators are defined through algorithms that represent the performance of production processes relevant to the quality perceived by users and customers as faithfully as possible, allowing managers to control and measure critical factors of success.

All Ferrovial products and services fully comply with prevention principles. The company carries out exhaustive tests which ensure that its products are safe and services useful for the end user.



Technological innovation

Ferrovial has doubled its investment in R+D+i. It has become the first Spanish company to have its Innovation Management System officially recognised.

Construction

Ferrovial Agromán is the first Spanish construction company to certify its R+D Management System to the UNE166002 EX standard. This norm, in line with the ISO 9001:2000 and ISO 14001 standards, implements a methodology for managing innovation projects and allows innovation to be integrated with quality or environmental management. It also facilitates certification of these projects for the public authorities.

Ferrovial entered two proposals in the second CENIT programme for large-scope integrated strategic R+D science and technology projects in 2006:

The FENIX Project

This is a project for researching and developing asphalt mixes. The project's duration is 4 years and has a budget of over 31 million euros.

The CLEAM Project

(Efficient, Clean and Environment-Friendly Construction)

This examines generating new knowledge in linear transport infrastructures in search of a more sustainable model. To this end, it has constituted an Economic Interest Association (AIE) for SEOPAN companies, 3 SMEs and 11 private and public research centres. The project budget is 22.5 million euros and is planned to last 4 years.

The Construction division processed certification and applied for subsidies for 7 R+D projects, with a total budget of 1.3 million euros. These new projects include new technologies for building stayed, post-stressed viaducts, a project using modified bitumen with pulverised post-consumer tyres and the design and production of modified, thermoadhesive emulsions.

Another important line of R+D projects in the construction area is water and sewage treatment plants, an area in which Cadagua is the national market leader – especially in seawater desalination plants. The laboratories and the pilot plants have become the company's R+D operating centre, with a number of innovation projects in the sector.

sector.

Portfolio of R+D construction projects

Project	Purpose	Company	Observations
Metal railing	Development of a safety barrier for its use as railing slabs on bridges and viaducts	FERROVIAL AGROMAN	Certification underway R+D Project (AENOR)
Arch launcher	Instrumentation of a prefabricated arch launcher to improve on-site safety conditions at viaducts and other structures	FERROVIAL AGROMAN	PROFIT aid grant Subsidy application submitted CDTI
I-purchasing	Development of an information system to manage knowledge in the purchasing area that allows information to be shared between the company's different worksites and centres all over the world	FERROVIAL AGROMAN	Subsidy application submitted CDTI
Emulsions	Development of modified thermoadhesive emulsions	DITECPESA	Certified R+D Project (AENOR) IMADE aid grant
Semi-hot mixes	Development of a process that allows asphalt mixes to be produced at temperatures 40° below those that would correspond to the type of binder used	DITECPESA	Concesión PROFIT Subsidy application submitted CDTI
Bitumen	Development of modified bitumen with pulverised post-consumer tyres	DITECPESA	
Viaducts	Development of new technologies for building stayed, post-stressed viaducts	TECPRESA	Certified R+D Project (AENOR) CDTI aid grant


Water treatment plant, Molina de Segura (Murcia, Spain)

Reuse of municipal sewage waters

Cadagua has undertaken a study of different technologies for reusing municipal sewage water in order to apply these systems at sewage water treatment plants (EDAR), if viable. It is evaluating a chemical physical water treatment with final disinfection via ozone and ultraviolet radiation equipment, as well as the viability of each of the systems researched according to the subsequent water use. The project is being developed in collaboration with the University of Granada and the City of Melilla. In 2006, Cadagua invested 22,890 euros in this project, which has also received a grant of 12,755 euros from the Basque Government (the Intek Berri Programme).

Desalination plants (IDAM)

The company engineered a system in its seawater desalination plants in Cyprus that eliminates boron via a resin-filled ionisation exchange. In Melilla, for the first time, Cadagua installed two-stage seawater filtration planing with a closed membrane system to improve filtration performance, which was unsatisfactory with only one stage.

Water treatment plants (EDAR)

The wastewater treatment plant in Rincón de León installed a pioneer process in Spain to evaluate wastewater treated by advanced ultrafiltration processes and desalination by reverse osmosis for reuse in agricultural irrigation. Cadagua built Spain's largest biological membrane reactor in San Pedro del Pinatar.

DAMM's Industrial's EDAR developed the second Procesos Circos experience in Spain, a high load aerobic granular sludge treatment that minimises the space needed for aeration ponds.

Cadagua's portfolio of R+D projects

Project	Purpose	Research Centre
Bubbling and circulating bed reactors to gasify sewage sludge	Reduce aqueous effluents in the gas treatment phase and improve energy performance. Comparative analysis of fluidised bed reactors.	CIEMAT (Centro de Investigaciones Energéticas, Medio Ambientales y Tecnológicas)
Reuse of municipal sewage water	Development of technologies of reuse of water from municipal sewage water and technical-economic study for its incorporation in water treatment plants.	University of Granada
Water purification using ultrafilter membranes	Apply a physical disinfection system to surface and underground drinking water as an alternative to granular decantation and filtering. Analysis of pathogen elimination. Monitor the evolution of trihalomethanes after the post chlorination process. Evaluate the performance of pesticide elimination through the use of O3.	University of Granada through the Instituto del Agua
Reduction in excess sludge production	Analyse the viability of several options for reducing sludge production via physical, chemical and biological processing of active sludge. Experimentation with sludge pre-treated with sonolysis, as a phase prior to mesophyllic or thermophilic anaerobic digestion	University of Valladolid, through the Chemical Engineering Department



407-ETR highway Control center (Toronto, Canada)

Infrastructures

Cintra, Ferrovial's concession subsidiary, is researching the application of new technologies to its infrastructures, such as infrared communications, advanced image management systems (to identify vehicles and control evasions) and satellites to identify and locate vehicles.

Free flow tolling system
The automatic free flow electronic tolling system in use on the 407-ETR toll road in Toronto, Canada, is one of the world's most advanced innovation projects in toll road management: a fully automatic, electronic tolling system capable of handling large volumes of traffic with no waiting. The toll road has no conventional toll installations and allows tolls to be paid from moving vehicles by way of an image-management system that records vehicle licence plates and manages customer billing.

Congestion prevention (Tollflow)
In 2006, a pilot congestion prevention and management project called Tollflow was developed in the tolling business and piloted by the Ausol concession company at its toll area in Calahonda, Malaga. The project has three congestion detection systems that operate simultaneously: the first counts vehicles at toll plazas entry and exit points; the second records and analyses images at plazas; the third measures the time elapsed at plazas via licence plate number detection at entry and exit points.

High occupancy vehicle management
Cintra began to study and develop the prototype of an automatic vehicle occupancy detection system, the only one of its kind on the market, which has the financial support of the Ministry of Industry, Commerce and Tourism. This development will also permit differentiated rates to be applied according to occupancy in certain toll road tenders and specifications, both in Spain (Ocaña-La Roda) as well as abroad (High Occupancy Vehicle Lanes).

Services

The Municipal Services area invested one million euros in collaborative research projects with major universities and public centres. This included projects for regenerated water use in green zones and biogas recovery, such as reducing the environmental cost of leachate treatment by using a biological treatment to eliminate nitrogen, subsequent thermal leachate drying using biogas waste energy and reducing the production of SH2 and syloxanes through biological treatment - the most problematic components of biogas recovery.

Eurolimp, Ferroser and Grupisa obtained R+D certification according to the ISO 166002:2006 standard and each are pioneers in their sectors. They have undertaken 11 R+D projects in the buildings maintenance and facility management areas, with an investment of 298,700 euros.

The company has initiated a study for 2007 to implement an innovative landfill management system from a sustainability point of view. It also has plans to conduct a study of the application of fuel piling for biogas energy recovery and the appraisal of slag refuse in different processes, as well as leachate treatment in artificial wetlands.

The first biogas microturbine in Spain

Ferrovial, along with the Sarrià Institute Químic and Profactor, the Austrian technology centre, are promoting the Microphilox project to recover energy from landfill biogas through microturbines that prevent certain contaminating waste to be generated during the treatment process. The project involved the installation of the first biogas microturbine in Spain and earned it the Energy Globe - The World Award for Sustainability (www.energyglobe.info), one of the most prestigious international awards in the environment area, as well as the Garrigues Environment Prize in the research, development and application of new technologies category.



Portfolio of R+D Services projects

Field of Research	Project	Purpose	Research centre
Responsible water use	PETRI-M	Reuse of waste water for irrigating green areas. Identification of risks from this practice and minimisation of them. Prevention of biofilm formation in irrigation systems.	IRTA and UPC
Information systems	INFOROUTE	GIS-based dimensioning and planning of municipal services. Improvement in response and information retrieval times.	
Waste abatement	EVOLUTION	Minimisation of rejects in waste entering landfills so as to maximise reuse. Definition of alternative processes to waste flow management.	
Landfills	CLONIC	Reduction of the environmental cost of treating leachates. Application of the biological SHARON, ANAMMOX process and subsequent thermal-effluent treatment.	LEQUIA- UdG and the Agbar Foundation
	SELLADO	Improved landfill sealing techniques	
	ESTABILIDAD	Study of geosynthetics for improving landfill stability. Minimisation of environmental and safety risks.	University of Cantabria
	MODUELO	Creation of a model for hydrogeology and biodegradation simulations as a tool for designing measures and landfill monitoring and control.	University of Cantabria
	GPS VERTEDEROS	Implementation of a GPS system in waste compacting for monitoring and analysing compacting operations.	
Biogas	EMISIÓN	Selection of a physical-chemical biogas treatment system that ensures optimum energy recovery.	
	MICROPHILOX	Harnessing of landfill biogas for energy using microturbines as an alternative to engines and reducing the production of H2S and siloxanes. Installation of the first biogas microturbine in Spain.	PROFACTOR (Austrian technology centre) e INSTITUT QUÍMIC DE SARRIÁ
Process optimisation	BIOGESTION	Improve understanding of the factors that affect anaerobic digestion and optimise digestion processing.	
	PROCESO	Optimisation of biological composting processes	
	MATRIX	Improvement of processes and technology to increase the percentages of recovery of materials in waste selection plants.	
		Development of an artificial vision machine that incorporates technical and economic improvements over current models.	

Technological Development

Computer-assisted water treatment plant maintenance
In 2005, Cadagua's Quality and Environment Management applied to monitor site activities at a water treatment plant. In 2006, over 50% of the operations had implemented the CMMS (Computer Maintenance Management Software) application.

Ferrovial has installed the first biogas microturbine in Spain to recover energy from landfill waste

Planning resources in Services
Cespa has validated the INFOROUTE project for online municipal services planning in the offer phase. The tool uses a SIG platform that allows it to optimise planning resources and routes for street cleaning, thus improving its services for citizens.

Trucks equipped with computer systems allow services provided directly by vehicles to be planned and sent in real time, and prints service invoices which increases productivity and monitoring of services. The first plant with the system in place is in Fuenlabrada, Madrid.

Electronic waste processing
Cespa collaborates in this project, sponsored by the Environmental Forum Foundation FFA and Atos Origin Cespa to create a waste management database that allows Spain's regional governments to monitor and follow-up waste management quickly and efficiently.

Mobility systems in the ORA businesses
ORA businesses (on-street parking regulation and management services, along with Dornier), maintenance services, payment control, ticketing and tow-away services were managed via 850 PDAs connected directly to the operations intranet.

Off-street car park management
Cintra Aparcamientos developed and implemented a system that provides real-time information about free spaces in city car parks. The system (called FREE) generates an automatically updated table with information for local authorities and users in over 30 car parks in Madrid and 7 other cities, thanks to its integrated electronic control and back office systems.

Further information:
www.ferrovial.es
www.cintra.es
www.cadagua.es
www.seopan.com
www.ingenio2010.es/instrumentos/cenit.html
www.mict.es
www.iqs.url.es
www.profactor.at
www.energyglobe.info
www.forumambiental.org

Quality



Freight control (Swissport)

89% of Ferrovial's business is certified by the ISO 9001 quality standard

Quality management

40% of all ongoing projects have now implemented the Integrated Quality System developed in 2005 by Ferrovial-Agromán's Environment and Quality Department to draft and monitor on-site quality assurance plans.

Ferrovial Group Quality and Environment Department, with the collaboration of Quality and Environment Managements in other business areas, developed the Normateca application, which provides support and service to personnel who need to consult technical standards, UNE standards and technical instructions, etc.

Cespa, the municipal waste service subsidiary, began to implement an online system in 8 operations to control, register and manage incidents detected by the agents involved in service, from the manual worker or line personnel or supervisor to the responsible municipal technician.

Along the year, 4,673 training hours were dedicated to Quality Control in a number of business areas.

Main quality indicators

AREA	Main aspects and processes measured by indicators
CONSTRUCTION	Efficacy of on-site quality plans
	Home delivery quality index
	Efficiency in closing complaints
INFRASTRUCTURE	Highway accident rate
	Waiting time in toll plaza queues
	Response time for repairs and incidents in car parks
	Availability of car park service
	Claims received
MAINTENANCE AND UPKEEP	User satisfaction (survey)
	Indefinite contractual terms
	Index of complaints and incidents in the service
	Customer satisfaction (survey)
	Response time to accidents and incidents on roads
	Time lag for repairs on roads
WATER TREATMENT	Volume of water treated without incidents
	Landfill incidents
	Response time in executive corrective orders
	Customer satisfaction (survey)
URBAN SERVICES	Customer and user satisfaction (survey)

Certification

Ferrovial has a Quality Management System that is standardised and certified in accordance with the ISO 9001:2000 standard by the principal certification bodies, such as AENOR, SGS, BVQI (Bureau Veritas Certification) and BSI Group and ERM CVS. In 2006, Ferrovial was the subject of 53 external audits by certification bodies who awarded the company its 64 quality certifications.

Grupisa has product certifications for sign manufacturing according to the UNE 135332:2005 standard. Cespa, head of the municipal services business, boasts the Madrid Excelente accreditation for businesses operating in the region of Madrid.

All systems are internally audited by teams of qualified auditors who are independent of the business area in question. In 2006, there were 1,075 onsite visits and 360 internal audits - 37% more than in 2005.

Certified activity
Percentage of activities certified to the ISO 9000 standard



Services
(3) 95%
Construction
(1) 90%
Infrastructures (2) 55%

(1) Ferrovial Agormán, Ferconsa, Castillejos, Budimex, Cadagua, Tecpresa and Ditecpesa.
(2) Cintra, Dornier and Femet. Does not include BAA.
(3) Cespa, Amey, Swissport, Ferroser, Eurolimp and Grupisa.

Quality airport services

The Belfast Airport, a Ferrovial company, received the prestigious William Keown Trust Award in 2006. The Trust is a not-for-profit entity in Belfast that recognises organisations that strive to improve the quality of their services and customer service.



Customer satisfaction
Out of 5
3.5
4.1
3.9
4.1
4.2
3.9
3.9
3.9
Construction
Cadagua
Airports
Highways
*Car parks
Urban services
Maintenance
Average
(*) Significant average of a number of opinion surveys conducted at Autema, the 407 ETR in Toronto in Chilean highways. Survey conducted in 2006 although the data reflects performance in 2005.

Customers have a "good" satisfaction rating of Ferrovial's different activities, with an average of 3.9 points out of 5

Customer satisfaction

The different business areas conduct periodical surveys of customer expectation and satisfaction. The analysis of the findings helps identify strong and weak points in company performance to establish improvement actions.

Construction

- Ferrovial Agromán's customer satisfaction rate is good, with a global score of 3.45 points out of 5. The satisfaction expressed by contract managers is similar to other years. Nevertheless, Ferrovial's objective is to develop a software application to speed up incident management in after-sale periods.
- The overall level of Cadagua's customer satisfaction is between good and very good (4.10 points out of 5). Cadagua's personnel are highly appreciated for their technical knowledge as well as their professionalism.

Further information:
www.aenor.es
www.es.sgs.com
http://certification.bureau-veritas.es
www.bsi-global.com
www.ermcvs.com
www.madridexcelente.com
www.wkeowntrust.co.uk

Infrastructures

- BAA has implemented a Quality of Service Monitor system to conduct passenger surveys to travellers arriving and departing from its airports. In 2006, it conducted approximately 80,000 personal interviews with airport passengers. The global score was 3.9 points out of 5, a "good" level of satisfaction among passengers.
- Data from the user satisfaction survey on the 407-ETR in Toronto Canada showed that 93% of all users had a favourable opinion of the toll road.
- In the car park sector, an institutional customer satisfaction survey has been undertaken. The results obtained reflect a level of satisfaction according to the service provided being qualified as "good" or "very good", with a score of 4.2 points. It also points out a very high level of satisfaction with the concession company receiving a rating of 4.29 points.

Services

- In Municipal Services, Cespa measured customer satisfaction for the third consecutive year and composting was evaluated for the first time. Although the score of 7.7 out of 10 remained the same as in 2005, the qualitative scores rose slightly, demonstrating customers' marked satisfaction with Cespa's services.
- In 2005, the biennial customer satisfaction surveys for maintenance, cleaning and upkeep were sent to Ferroser, Eurolimp and Grupisa – these were returned in early 2006. In general terms, Ferroser and Eurolimp customers rated their satisfaction level as good, with scores of 74.18 and 75.82 respectively out of 100. The level of satisfaction of Grupisa customers is considered very good at 83.68 out of 100.

Quality-related complaints

Ferrovial's Quality and Environmental Management team deal with all customer complaints.

A total of 25 complaints concerning the Real Estate and Construction areas were processed. All complaints are now resolved and closed. Over half (56%) were resolved in less than four weeks, 80% in less than 8 weeks and 100% in less than 15 weeks.

By area, 146 complaints from customers about quality in the Construction area were received. The ratio of open complaints compared to closed complaints was 0.84, which indicates that the complaint resolution and closing rate is higher than the reception rate.

The number of complaints received about Cintra's tow-away service in the car park area fell while the number of complaints for on-street parking on public thoroughfares and off-street car parks remained the same.

Purchase management

Ferrovial's relationship with suppliers is based on quality certification, price competitiveness, competitiveness in technological innovation and compliance with occupational safety regulations

Type of supplier
Data from 2006 in percentages

Brickwork and site development	12.6
Earth movements	11.9
Installations	11.1
Structures	10.0
Rental	9.0
Concrete and aggregates	8.8
Carpentry and glasswork	5.8
Steelwork	4.2
Paint, plaster and plasterboard	3.9
Prefabricated elements	2.7
Road surfaces and pavements	1.9
Ceramics and stonework	1.8
Installations	1.6
Pipework	1.3
Cement	0.8
Machinery	0.4
Other	12.2

Suppliers
Detail of suppliers that represent over 15% of all purchases 2006. Data in percentages

Concretes and aggregates	20
Structures	18
Earth movement	14
Road surfaces and pavement	10
Steelwork	8
Prefabricated components	8
Machinery purchases	8
Installations	6
Cements	2
Other	6

Construction

Supplier profiles

During 2006, 11,617 suppliers worked in Ferrovial's Construction area. Although the total number of suppliers is very high given the wide geographical spread of activities, the most significant data is the degree of concentration: 14% of all suppliers were responsible for 86% of all invoicing.

Ferrovial's has seen an increase in the amount of foreign suppliers. Based on invoices alone, 44% of the top suppliers are foreign contractors. However, by number, 96.59% of all suppliers are Spanish firms.

Quality and incidences

Supplier quality is managed and monitored by procedures set out in the ISO 9001 standard.

According to statistics on contractual compliance, the number, amount, cause and geographical distribution of complaints recorded 262 incidences, mainly caused by failure to comply with dates, the quality of products supplied or work executed.

A rigorous supplier selection process, as well as Quality System requirements on purchasing documents, spec sheets and the established reception controls guarantees the quality control of suppliers and work executed.

Along with other major sector companies, Ferrovial collaborated in the launch of a socio-occupational documentation and subcontractor quality management system, which provides on-line access to the certification that accredits compliance with contractual requirements..

Centralised purchase management

By centralising product purchasing and similar repeated services, Ferrovial can optimise purchasing costs by negotiating larger volumes.

Ferrovial has developed internal IT systems to facilitate online purchases, decentralise management and issue purchase orders and contracts. It also provides real-time information regarding agreements with suppliers by contributing adequate transparency and control for the entire process. In 2007, the aim is to continue benefiting from the competitive advantages provided by Ferrovial's growth and international footprint by making purchasing information from each market available to company managers involved in the process around the world.



Freight services (Swissport)

Infrastructures

In 2006, Cintra processed 51,435 purchasing operations and 4,634 suppliers to the sum of 433,544,899 euros. This does not include purchases by US companies, which uses a decentralised purchasing system.

Cintra developed an environmental strategy involving its main collaborating companies and their possible negative environmental impacts. Through this integrated environmental management system and quality system, it aims to encourage the use of environmental criteria in purchasing processes, such as selecting suppliers or including environmental clauses in contracts for environmental monitoring. An initial assessment procedure with environmental criteria for suppliers is already available in some companies.

Some of Cintra's most outstanding environmental monitoring achievements were in construction activities, toll road service areas and restaurants (e.g., Autopista del Sol, AUTEMA and Radial 4), as well as Cintra car park carwashes.

25,000 on-line suppliers

Online purchase management program

This program ranges from drafting purchasing plans and identifying potential suppliers to issuing orders, purchasing contracts and the management reports needed to implement purchasing strategies and compliance monitoring. The software program receives and processes orders and offers through Obralia (www.obralia.com). The system has over 25,000 guest suppliers and processed approximately 2,500 purchases in 2006.

Services

Over 470 million euros were allocated to purchasing in the Municipal Services area in 2006. Purchases are based on a purchase management system supported by supplier selection controls, product usage, delivery dates and quality criteria covering all types of products and services. Ferrovial's relationship with suppliers is based on four criteria:

- certification of the supplier and product in accordance with ISO 9001 standards
- price competitiveness
- competitiveness in technological innovation
- compliance with occupational safety regulations

Machinery purchases are centralised and based on framework agreements optimised for quality and price. The company analyses suppliers each year and compares the following: volume, market positioning, quality, delivery times, administrative procedures, after-sales service, technical and commercial support and price.

This internal policy allows for relationships with Spanish and foreign suppliers and enables access to the latest machinery technologies (chassis, street sweepers, collection vehicles, tanker trucks, etc.) and the use of alternative energies (electricity, LNG, CNG, etc.) to protect the environment. Approximately 2.51% of Ferrovial's fleet used alternative fuels in 2006. To encourage an eco-efficient attitude among its suppliers, the company has added environmental aspects to its certification criteria, which range from ISO 10441certification to other more specific certifications, such as the FSC wood certification.

Further information:
www.globalcompact.com
www.obralia.com



Commitment to the Community

☐ ***Responsibility for the environment*** ☐ ***Social commitment***

Waste recovery
Data in percentage

	Packaging	Industrial	SRU*	CDW**
2003	73.30	85.30	33.10	
2004	64.40	90.80	41.20	
2005	58.82	90.55	41.00	98.00
2006	52.93	89.65	37.56	99.74

* SUW: solid urban waste. ** CDW: construction and demolition waste.


Fines paid in environmental proceedings
Amounts reported in the 2005 Annual Report
2006 figures and adjustments in 2006 of amounts under proceedings from previous years
201,630
6,000
85,258
19,676
24,690
12,080
19,359
4,402
1,541
2000
2001
2002
2003
2004
2005
2006

Ferrovial's commitment to the community has two main objectives: environmental policy and social responsibility

Ferrovial's environmental policy establishes the following requirements and commitments, including:

- A reduction in the environmental impact of its production activities by studying best practices based on technical and economic criteria applicable to our sectors
- Optimisation of the use of natural resources and the implementation of maximum energy efficient criteria
- Compliance with the environmental legislation applicable to our operations
- Implementation of accredited environmental management systems
- Active communication with the government, NGOs and social partners, providing solutions for environmental protection and control of pollution.

Ferrovial's social responsibility program encourages total social integration - especially people with dependents, immigrants and people with disabilities - in the countries in which it operates.

In accordance with the company's international growth, Ferrovial is committed to strengthening its promotion of human development within the framework of the UN's eight Millennium Development Goals. The different funds and donations contributed by the company and our employees are channelled through these goals and increasingly allotted to education, clean water and food projects in the world's neediest countries.

Within the broad range of its community action, Ferrovial introduced a number of initiatives in 2006 to guarantee respect for human rights all along the value chain and promote this commitment among its stakeholders.

As a Corporate Citizen, Ferrovial also plays an active part in cultural initiatives in the cities and countries in which it operates.

Further information:
www.ferrovial.es
www.2015unmundomejorparajoana.com/es/
www.sinexcusas2015.org

Responsibility for the environment

The volume of soil waste disposed of in landfills decreased 50% while the reuse of topsoil doubled

Environmental risk assessment

Since 2004, Ferrovial has been developing and implementing new systems to analyse and assess environmental risk in activities affected by environmental regulation, such as waste management.

Ferrovial is also the only company in the industry to participate actively in the Standards Committee on the "Analysis and Evaluation of Environmental Risk". The results will serve as a benchmark for the environmental studies required under the new environmental liability directive.

As part of the company's sustainability policy, Ferrovial is working with the insurance industry to assess insurance cover of environmental risks within the context of financial guarantees required under new legislation.

The Corporate Insurance Unit, responsible for Ferrovial's insurance policy within the Quality and Environment Department, provides an overview and coherent handling of all aspects of the businesses' environmental risk.

Certified companies

Ferrovial companies with ISO 14001 certification

- Ferrovial Agromán
- Ferconsa
- Castillejos
- Budimex
- Cadagua
- Cespa
- Amey
- Ferroser
- Eurolimp
- Grupisa

* Cintra, Dornier and Femet are undergoing certification



Electric power
From hazardous waste Incineration (Gj)
82,616
58,723
62,780
66,017
2003
2004
2005
2006

Greenhouse Gases (GHG) and improvements in energy efficiency

Although none of Ferrovial's activities falls under the scope of the greenhouse gases emission trading scheme, the company develops policies to optimise energy use and reduce greenhouse gas emissions in sectors outside the regulatory framework, such as transportation, housing and waste management.

Ferrovial implemented a data system on the company's environmental performance called CONSIGGNA (Standardised Global Management Monitoring Plan) to accurately monitor water, electricity, paper and fuel consumption. The tool allows any centre anywhere in the world to report data online.

As part of its strategy to reduce non-renewable energy consumption, Cintra Aparcamientos continued implementing its policy to install ticket meters with solar panels in its controlled parking zones. It now has a total of 1,462 photovoltaic energy powered ticket meters in place. Cintra plans to conduct a study of its car park lighting systems to optimise electricity consumption in 2007.

All SOS posts in Spanish and Portuguese highway concessions already operate with solar power, a savings equivalent to 3,048 kilowatts of energy a year.

New tolling systems that prevent queues were installed to minimise vehicle emissions on highways. The 407 ETR (Canada) replaced traditional incandescent lamps in toll road signals with new Light-Emitting Diodes (LEDs), which resulted in a saving of 90%, compared to traditional lamps. This change also helped reduce the amount of waste generated, as the average LED life is 10 times longer than that of a conventional lamp.



Valencia Port estuary (Spain)

The use of reused water multiplied seven-fold in 2005 and remained steady in 2006, with a reuse of 175,816 cubic metres

Evolution of the Environmental Performance Index (EPI)

The Environmental Performance Index (EPI) is the main indicator of environmental performance in the Construction business. The index has become a fundamental environmental management tool in this area and, in particular, activities closely linked to business risk. The EPI provides reliable quantitative information about the following variables:

- The environmental impact of activity at production sites;
- Introduction of quantified environmental objectives (related mainly to project eco-efficiency) and their degree of achievement;
- Compliance with the applicable environmental legislation and the amount of administrative penalties imposed.

During 2006, the EPI remained stable on the border between "Good" and "Acceptable" and showed two sharp surges in October and December as a result of penalties with possible major fines. The minimum registered in September corresponded with the closing of a major penalty incurred during the same period in the previous year.



Environmental Performance Index (EPI)
Year 2006



300
250
200
150
100
50
0
bad
possible of improvement
acceptable
good
excellent
122
EN FB MZ AB MY JN JL AG SP OC NV DC

The Environmental Performance Index (EPI) has been integrating information on Ferrovial's environmental management since 1996.

The EPI algorithm was validated by King Juan Carlos University and is supported institutionally by the UNESCO Chair in Environment. The month-by-month EPI figures and value in real time can be viewed at http://www.ferrovial.com/medio-ambiente. The EPI is a vitally important tool in the efficiency of Ferrovial's Environmental Management System, as it allows a clear, concise, graphic representation of the real results of the effort made in the environmental area at all times. It also allows the evolution of our environmental performance to be communicated to shareholders, customers and other stakeholders.



Construction waste
Recycled or reused CDW. Data in cubic metres
226,148
250,269
321,655
282,200
358,346
2002
2003
2004
2005
2006



Environmental objectives
Percentage of works that include environmental objectives
20.75%
21.61%
35.77%
51.7%
56.4%
59.7%
55.3%
63.3%
1999
2000
2001
2002
2003
2004
2005
2006



Environmental performance/behaviour

Environmental indicators performed positively during 2006. The data showed a trend towards more eco-efficient management, such as efficient resource use or minimising waste generation.

Several objectives have become part of standard work practices. The volume of soil waste left over from excavation disposed of in landfills decreased by 50%, compared to 2005, down to 10.3 million cubic metres. Monitoring has reduced this type of landfill waste by 43.5 million cubic metres since this objective was put in place eight years ago.

Reused water consumption increased seven-fold in 2005 and remained the same in 2006, with a reuse of 175,816 cubic metres.

Reuse and recycling of construction and demolition waste, which includes remains of plastic, wood and rubble, exceeded 350,000 cubic metres.

Over two million cubic metres of topsoil were re-used, a 50% increase over 2005.

Municipal services maintained an 89.65% recovery rate of the industrial waste received at its transfer and triage plants. In some areas, such as industrial waste, recovery percentages reached 99.74%.

The Group continued its efforts to supply the fleet with more environmentally-friendly vehicles. In 2006, the percentage of vehicles that used alternative fuels (biodiesel, natural gas, GNL, electricity, and hybrid vehicle) reached 2.51% in the municipal services, an increase of 0.94% compared to the previous year. This was a great improvement, taking into account the fleet's overall growth of 13.7%.

In the UK, the facility management and services offered by Amey, a Ferrovial company, performed favourably. Inert waste recycling and reuse, which exceeded 606,226 tonnes, was 50% more than in 2005. This significant increase was due to the waste collected in the track management and maintenance business. Amey also began to renovate its fleet of vehicles by increasing the use of diesel fuel instead of petrol and improved production centre data collection.

Water treatment

The number of water treatment plants (ETAP, EDAR and IDAM) designed and constructed by Cadagua, a Ferrovial company, numbered 200 in all. Total capacity is 13.5 million cubic metres a day.

There are 130 industrial water treatment plants. Total capacity for industrial water treatment is 1.5 million cubic metres a day.

Cadagua has 25 reverse osmosis plants, between seawater treatment and desalination plants, and production capacity is 240,000 cubic metres a day, which is expected to double in 2008 and reach 480,000 cubic metres a day. In operations and maintenance, Cadagua manages plants with a capacity to supply a population equivalent to 17 million residents.

Cadagua's largest plants ERAR Sur, ERAR Butarque, and EDAR Villapérez, among others, use recycled water for irrigation and cleaning. Other plants use pond water for irrigation.

Leaders in 'Business in Environment'

The British company Amey, a part of Ferrovial since May 2003, has a long history of environmental management. 100% of Amey's activities are currently covered by certified ISO 14001-compliant environmental management systems. Additionally, Amey has been included in the BIE (Business in Environment) environmental index for the last five years. It improved its store last year and ranked 75 on the list of Top Companies that Count, jumping 20 spots compared to last year, the fourth highest in its sector (maintenance services) in the UK out of 131 participants in all.



Water
Water reuse. Data in cubic metres
28,800
52,890
24,946
172,241
175,816
2002
2003
2004
2005
2006



Eurolink highway N4-N6 (Ireland)

Soil

Cintra signed an agreement with the Ministry of the Environment's Biodiversity Foundation, the Higher Council for Scientific Research and King Juan Carlos I University in Madrid to implement the Expertal project, which studies the dynamics of vegetation cover on highway embankments to counteract erosion and loss of stability. The project has a budget of over 350,000 euros and will be conducted at Cintra concessions in Spain over the next four years.

The efficiency of maintenance work in these zones during infrastructure operations will also be evaluated. The study's findings will enable new ecological and economic sustainability criteria to be designed for extreme environments such as highway embankments.

Autema has built a new salt storage facility for winter highway maintenance, which is equipped with measures to prevent soil, groundwater and surface water salination.

The Indiana Toll Road features underground fuel storage tanks that automatically monitor fuel levels and report any possible leaks.

In 2007, the 407 ETR highway in Toronto Canada plans to prevent soil contamination by introducing a 20% reduction in the amount of pesticides used as part of the West Nile Virus prevention program to control mosquitoes. It also aims to monitor salt use on roads in winter through a management plan.

Tainted soil
Tainted soil treatment evolution

	2003	2004	2005	2006
Tainted soil treated out of its origin (Tn)	53,494	56,011	20,812	27,530
Tainted soil treated in situ (m³)	2,400	1,500	60,000	60,000
Untainted soil (m²)	18,970	22,340	98,480	247,000

Biodiversity

In 2000, Cintra and Ferrovial Agromán signed an agreement with the Group for the Recovery of Threatened Fauna (GREFA), to implement a project that includes constructing and managing a kestrel breeding facility, reintroducing specimens bred in captivity and monitoring and managing a series of farms leased in the area surrounding the new facility. The project aims to create a stable colony of common kestrels that return to the site each year after winter migration and are able to survive and reproduce on their own.

Furthermore, the most recent and promising results of the Scientific Collaboration Agreement sponsored by compensatory measures for the construction and operation of the Radial 4 Madrid-Ocaña toll road was the discovery of a new species of butterfly (Lepidoptera Kuckleria garciapitai Expósito) in the region of Madrid.

Further information:
www.ferrovial.es
www.canalconstruccionsostenible.es
www.cadagua.es

The common kestrel

Cintra and Ferrovial Agromán signed a cooperation agreement in 2000 with the Group for the Recovery of Threatened Fauna (GREFA) of Perales del Río (Madrid) to construct a new kestrel breeding facility, reintroduce specimens bred in captivity and monitoring them, as well as manage a series of sites leased in the area surrounding the new facility. A total of 30 chicks bred in captivity were reintroduced in 2006. Based on data from 2006, reintroducing breeding pairs is not expected to be necessary in 2007, as some of the specimens that joined the population in 2005 returned to breed during 2006.

Mynoides constantina Hausmann

El Regajal-Mar de Ontigola Nature Reserve, a major habitat for rare butterfly species and flora, is divided in two by the Radial 4 Madrid-Ocaña toll road, designed and constructed by Ferrovial Agromán and managed by Cintra. To protect these species of special interest, Ferrovial funds several studies that have led to the discovery of the African species Lepidoptera Mynoides constantina Hausmann, new in European fauna. Another new species, the Kuchleria garciapitai Expósito, 2005, was also discovered on the same site in 2005.

Environmental impacts evolution of Construction

The evolution of impacts

The environmental impacts generated in the construction sector are concluded from the results of the environmental assessment of the sites, which identifies the effects of the different on-site activities on the environmental factors, assessing the "intensity", "scope" and "persistence" of the impact, in addition to its frequency.
The management of waste produced on site continues to be the most significant group of impacts in construction. This year has seen a considerable decrease in the significance of the impact of contamination from hazardous waste, the consequence of considerable effort, particularly in civil engineering projects. The management of construction and demolition waste continues to be an area with opportunities for improvement on the majority of sites. Other impacts which have increased in their rating ("Disruption to public thoroughfares" "Atmospheric pollution (particles)" "Occupation of public thoroughfares") are those closely linked to sites in urban environments, environments in which a number of building and civil engineering works have taken palace this year (metro, underground works for the M-30, roundabouts, light railway, urban developments).


Pollution by inert waste
Atmospheric pollution (particles)
Pollution by hazardous waste
Direct impact on vegetation
Impact on public roads
Public roads sit-in
Pollution by municipal waste
Noise pollution
60
50
40
30
20
10
0
2003
2004
2005
2006



Reuse of topsoil
Data in cubic metres


1,173,460
1,381,462
1,510,049
591,257
1,482,687
2,090,071
2001
2002
2003
2004
2005
2006

Removal and reuse of topsoil

The use of topsoil in restoration work is the key measure of its efficiency. Consistent with the volume of civil engineering works to be carried out, the quantity of topsoil which has been reused has considerably increased this year. This is further evidence of the significant increase in the restoration of areas following cut and fill work or of areas affected by the auxiliary installations of the site.

Reuse of soil waste discharged in landfills
Data in cubic metres

4,898,317
4,968,694
7,423,364
8,447,140
4,221,544
8,797,560
2001
2002
2003
2004
2005
2006

Reduction in quantities of excavation surplus sent to the dump

The reuse of excavation surplus, directly dependent on the volume of civil engineering work to be carried out, increased considerably in 2006. Priority in soil management should be given to reuse on site rather than to other options such as landfill sites or dumps.

Environmental behaviour in the Service Sector

1

Motor vehicles
Percentage of all company vehicles that use alternative energies.

Year	2003	2004	2005	2006
Vehicles	4,586	4,888	5,336	6,186
% alternative energies	1.57	1.66	1.57	2.51

Vehicle Fleet
With a view to reducing contaminating gas emissions resulting from the use of combustion engines, the number of less contaminating vehicles powered by alternative energies has been gradually increased (biodiesel, natural gas, LNG, electrically powered and bimodal vehicles). In 2006, this percentage reached 2.51% in the area of urban services, an increase of 0.94% with respect to the previous year, representing a huge improvement given that the total fleet size increased by 13.7%.

2

Waste recovery
Data en percentage
* SRU: Solid urban waste. ** CDW. Construction and demolition waste



73.30
85.30
33.10
64.40
90.80
41.20
58.82
90.55
41.00
98.00
52.93
89.65
37.56
99.74
Packaging
Industrial
SRU*
CDW**

Recovery
With respect to the percentage of material recovered, significant progress has been observed in the area of CDW. The only waste selection plant belonging to Cespa started work in 2005. There has been a reduction in the percentage of packaging recovered due to the loss of 6 plants and the purchase of 4 new plants which are pending improvements in order to optimise these percentages.



1
2
3
4

4

Emissions prevented
The reduction in the quantity of emissions prevented as a result of the capture of biogas in 2006 is due to the renovation work carried out to the degasification systems at certain dumps for long periods of time enabling a positive evolution throughout 2007. It should be noted that the reduction in the quantities of domestic waste received at dumps has generally reduced the quantity of methane produced, in spite of the fact that quantities of biodegradable waste have, on the whole, increased.
The production of electricity from the biogases generated has increased 112% as a result of the installation of 4 new engines.
The emission of greenhouse gases prevented by classification has decreased as a result of a lower intake of industrial waste, which is what most contributes to the recovery of paper and cardboard. More specifically, 10,000 tonnes less of paper and cardboard together have been recovered this year, although quantities recovered for the majority of other waste have improved.
It should be noted that the contract for the management of the Sant Pere de Torelló thermal power plant was completed in 2006 and this is why no data is given in this respect.

Emissions of Greenhouse Gases (CDTE)
Toneladas equivalentes CO_2

	2003	2004	2005	2006
Direct greenhouse gas emissions from waste processing	610,882	573,000	482,138	478,407
Direct greenhouse gas emissions avoided due to biogas capture (CDTE/ tonne of waste)	0.42	0.36	0.26	0.30
Direct greenhouse gas emissions avoided due to waste sorting (CDTE	104,689	169,406	260,061	240,208

3

Compost produced
An increase is observed in this area with respect to previous areas both in terms of production and in the number of plants. This trend is backed by the clear market tendency to give priority to evaluation as opposed to elimination.

Compost produced
% compost produced from waste input at composting plant.

Year	2003	2004	2005	2006
Compost produced	30,489	60,977	72,807	114,389
%	26.40%	20.08%	19.76%	20.57%

Social commitment

Social integration programmes, with an endowment of 1.2 million euros in 2006, benefited 2,500 people with disabilities and 2,900 immigrants

Beneficiaries
Persons who have benefited

DIRECT	12,500
Disabled	2,500
Immigrants	2,900
Needy countries	6,100
INDIRECT	1.5 million


Patronage
Donations made by Ferrovial companies to community action. Data in thousands of euros
3,530
2,587
3,470
2,968
2003
2004
2005
2006

Accessible Website

Ferrovial's website was audited in 2006 by Fundosa, the organisation of the ONCE Foundation that addresses social and employment integration. In 2005, Ferrovial became the first infrastructure and services group in the world to make its website accessible in line with the AA standard of the Web Accessibility Initiative (WAI).

Social integration of people with disabilities

Ferrovial supports social integration projects for people with disabilities as well as immigrants, two of the most disadvantaged sectors of society.

Plan ADOP (Aid for Paralympics Sport).

Ferrovial is involved in the Aid for Paralympics Sport Plan, which promotes paralympic sport in Spain, as well as the athletes' subsequent transition to work. Collaborating companies contributed 600,000 euros to the program in 2006, to meet the human and material sport-related needs of 400 athletes (scholarships, sport equipment, aid for international competitions). It will also develop personalised job itineraries to achieve the subsequent transition to work for the athletes in the project. The project was developed in collaboration with the Adecco Foundation, the Ministry of Social Services, Family and Disability, the Spanish Paralympics Committee and the Higher Council for Sport.

The Arboretum Project

Ferrovial Services donated 360,000 euros to the Spanish Downs Syndrome Federation for the Arboretum project to restore the El Valle y Carrasco Regional Park (Murcia) botanical gardens. By helping to maintain the garden, the project encourages the integration of people with disabilities.


"My Dream" Show (Madrid, Spain)

"My Dream"

Ferrovial was a sponsor of the show "My Dream" in Spain, a tribute through music and dance in the purest Asian cultural style to the 600 million people with disabilities all over the world. The company, made up of over 80 artists with disabilities from China, performed 12 dances, light shows and musical numbers. In addition to its economic donation, Ferrovial worked with 1,800 employees and their families in a campaign to collect toys for disabled Chinese children. Box office takings were donated to the Educación Activa Foundation, which treats children with attention deficits and hyperactivity or dyslexia. The show was also sponsored by ONCE and the Chinese Association of Disabled Artists, among other institutions

Project "2015: A better world for Joana"

Ferrovial and its employees donated 656,000 euros in aid to help 10,000 people directly, and over a million indirectly

Purchasing from special job centres

Ferrovial contracted the Sermes organisation to process data entry, paper handling, postage and enveloping in several campaigns. It has also contracted the Afanias organisation to design and print Christmas cards.

Cespa collaborated with Fundosa Accesibilidad to purchase 49 vehicles (563,000 euros), with Fundosa Galenas to purchase office material (8,327 euros), with the Fundación Privada Rubricatus for park upkeep in Hospitalet and Prat de Llobregat in Barcelona (70,679 euros), with Trinijove to prepare soil and irrigation systems for 500 specimens of spartium junceum, and to plant flower boxes in Santa Maria de Palautordera (7,834 euros).

Cintra worked with Gupost on the Christmas campaign and with Jardiser to maintain the gardens at Cintra's headquarters.

Highway gardening

Cintra, through the Autema concession company, signed a collaboration agreement with the Ampans entity for highway gardening work, shoulder cleaning and certain general maintenance tasks in toll area facilities: green zone upkeep, pruning trees and shrubs, phytosanitary treatment, caring for plants inside buildings and creating new gardens, among others. Ampans is a community initiative that seeks to improve the quality of life for people with mental disabilities in the Bagès district (Barcelona). The operations workload is divided among 76 people from towns in the highway area, who all hold permanent contracts with Ampan. Invoicing for last year's services amounted to 95,000 euros.

Adaptive Sailing School

Ferrovial, the city of Valencia and the Adecco Foundation for the Transition to Work of Disadvantaged Collectives, signed a collaboration agreement to promote the Adaptive Sailing School, an initiative to foster sailing among disabled persons and provide them with career guidance. Ferrovial donated 80,000 euros to the Adecco Foundation, to be distributed among the different actions developed during the three-year agreement.
The Adaptive Sailing School is supported by the Federation of Adaptive Sport in the Community of Valencia. This combination of sport in an adaptive school, with the acquisition of knowledge and social and career skills, is a pioneering initiative in Spain.

Plan Familia

Together with the Adecco Foundation, Ferrovial continued working on Plan Familia to help employees' relatives with disabilities develop the sufficient personal autonomy and resources needed to actively seek jobs, as well as foster adaptive sport, such as ski courses held in the Sierra Nevada Mountains.

Leisure and free time

In 2006, Cintra took part in fund-raising initiatives for the Club Juvenil Aspacen in Spain, a not-for-profit association that helps integrate people with disabilities through leisure and free time activities led by approximately 15 volunteers. 150 of the 180 club members have some type of mental, physical or sensory disability.

Thanks to Ferrovial employees, there are 20 drinking-water wells under construction, to serve 14 villages in Chad (Africa).

Stronger Together

The Stronger Together program is Ferrovial's employee donation program for community action. In it, the company pledges to match the amount each employee decides to donate from his or her monthly salary to developing a community project. Ferrovial employees had contributed 42,553.65 euros by December 2006, a figure that was matched by Ferrovial, for a total of 85,107.30 euros.
Since the inception of Stronger Together in January 2005, 444 employees in all business areas have signed up for the program. It funded part of the construction of a hospital in Ambato (Ecuador) that provides primary and secondary medical services for a population of over 800,000 people, as well as healthcare training to 30 youngsters.
A total of 69,949 euros has been raised in the past two years, an amount matched by Ferrovial's contribution, for a total of 139,898 euros.

Development aid

Throughout 2006, Ferrovial collaborated on a series of projects to provide development aid for needy countries and cooperated with company employees to select and fund these programs. All NGOs or agencies with whom Ferrovial collaborates are audited by the Lealtad Foundation, which guarantees transparent information on accounts.

Reforestation
Ferrovial contributed 25,000 euros to a programme to improve the living conditions of 200 families with scarce resources dedicated to agricultural and forestry production in Venezuela. The project aims to balance small agricultural and livestock landholdings with sustainable reforestation for each family. This will allow economic conditions to be improved and involve people in the task of recovering their traditional forest heritage. The NGO Entreculturas will benefit 300 students in over 200 families through this initiative.

Water for Africa
Since January 2006, Ferrovial employees have been participating in the 'Stronger Together' programme – personally donating part of their salaries to the construction of 20 wells to supply drinking water to 14 villages in the area of Gadjibian, Chad,. Lack of clean water in Africa is one of the main causes of disease and has generated numerous humanitarian crises. The Project, headed by the NGO Intermón Oxfam, will provide approximately 4,100 people, 18.6% of the population, with access to drinking water.

Housing construction
Construction of 5 housing units for families in extreme poverty in Masaya (Nicaragua). This project, to which Ferrovial donated 10,000 euros, includes health education programs, education aimed at preventing diseases and forming healthy habits in the population, as well as promoting cultural and social development. The NGO Fundación Mainel will assist five families directly and approximately 3000 people indirectly in the health area with this initiative.

Education
Construction of a new pavilion at a school run by the Misioneras del Divino Maestro in Jipijapa (Ecuador), which is located in a zone of extreme poverty, further affected by meteorological phenomena such as "El Niño". Ferrovial participated with a 10,000 euro donation.

Homeless children
A shelter for homeless children in Guatemala. The Proyecto Ayuda campaign raises funds to promote the Centro de Enseñanza Fundación Santa Ana y San Rafael de Madrid, run by the Marian Brothers.

Further information:
www.ferrovial.es
www.un.org
www.fundacionadecco.es
www.fundeso.org
www.integra.cl
www.fundacionentorno.com
www.fundacionjuanxxiii.org
www.urjc.es
www.mma.es
www.csic.es
www.ampans.cat
www.ayto-valencia.es
www.fundaciononce.es
www.mariecurie.com.ar
www.susangkomenpr.org
www.fundacionlealtad.org
www.reputacioncorporativa.org


Ferrovial's employees with their children (Madrid, Spain)

People at risk of exclusion or with illnesses

Ferrovial is a trustee of the Integra Foundation, which supports the transition to work of people at risk of social exclusion - especially groups such as drug dependents, ex-convicts, abused women or disadvantaged minors.

In the United Kingdom, BAA develops a major vocational training program accredited by the NCFE (National Council for Further Education). Since it started in March 2003, the Stansted Airport Skills Training Programme has trained 820 people, 32% of whom obtained jobs in different BAA airports.

Ferrovial also engages with different institutions and foundations in plans to develop and integrate immigrants. To encourage this, Ferrovial collaborated with the NGO Fundeso to promote citizenship amongst young people from immigrant neighbourhoods through the use of new technologies. This initiative will have 1,400 direct beneficiaries and 1,600 indirect beneficiaries.

Belfast Airport collaborates with the Marie Curie Cancer foundation to help cancer victims and their families. The employees of the Indiana Toll Road in the US raised 1,288 dollars for the Susan G. Koman Cancer Foundation. The company contributed a further 1,288 dollars to reach a total contribution of 2,576 dollars to this Foundation.

Third Employee Competition

The Third Competition to select from projects nominated by employees is an initiative through which the company aims to foster employee commitment to agencies and institutions dedicated to development projects among needy communities all over the world. Four projects were selected in 2006 to which 60,000 euros were donated for agroforestal production, promotion of citizenship in immigrant populations, health and education programmes and the construction and improvement of infrastructures in Spain, Ecuador, Venezuela and Nicaragua, with the collaboration of the Entreculturas, Fundeso, Fundación Mainel and Misioneras del Divino Maestro organisations.

Respect for human rights

Respecting, protecting and fostering human rights is a fundamental principle for Ferrovial. As the Group becomes increasingly global, it assumes a greater responsibility in all its corporate policies and relations with its suppliers, to guarantee that human rights are respected in all its activities.

Beyond this responsibility, Ferrovial and its employees are committed to disseminating human rights by aiding development to improve the conditions of people in emerging countries, and by raising the awareness of developmental needs all over the world.

In the Corporate Policies area, Ferrovial revised its Code of Business Ethics, which was approved and implemented in 2004. Furthermore, some of the contents were adapted to comply with the requirements of international human rights regulations, specifically the United Nations' Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights. The amendment is expected to be approved in 2007.

A Strategic Purchasing Plan is also being defined to responsibly manage the supply chain in terms of human rights criteria. The strategy is based on two action lines:

- Introducing improvements for purchasing systems that manage risk related to human rights
- Working jointly with suppliers and subcontractors to protect human rights along the supply chain

At the same time, Ferrovial has defined an internal training program that covers human rights; this programme commenced in 2005 and will continue. The program includes courses covering international regulations, case studies on human rights within corporations, as well as specific actions related to human rights and management systems for certain functional areas.

In order to assess human rights management and detect risk situations in advance, a management indicator system was also defined to cover information on a broad range of human rights issues, the results of which were obtained in 2006.

Social Awareness

In late 2006, Ferrovial launched a large-scale social awareness campaign among its stakeholders on the challenges of meeting the United Nations Millennium Development Goals to eradicate poverty and hunger, achieve universal primary education, combat disease, ensure environmental sustainability and promote gender equality and empower women. Many other commitments in areas such as human rights, good governance and democracy were defined at the Millennium Summit Declaration in September 2002 as well.

The campaign, "2015: A better world for Joana" revolves around a symbolic nine-year-old girl, Joana, who represents the millions of children who will reach legal age in 2015 – the date envisaged for evaluating fulfilment of the millennium goals. A common thread in the Corporate Reputation Forum (CRF) is raising the community's awareness of the need for cooperation to reach these eight goals, while stressing its value and boosting the contribution made by Forum companies in fields such as environmental sustainability, eradicating poverty, combating HIV and education.

In the coming years, Joana will help stakeholders understand the various goals, progress made in achieving them and the initiatives of the CRF companies most closely linked to them. Lastly, 2015 will see the assessment of the successes achieved via the campaign launched today.

The campaign is sponsored jointly by the following 11 companies that form part of the Corporate Reputation Forum, a non-profit organisation founded in September 2002: Agbar, BBVA, Telefónica, Repsol-YPF, Abertis, Gas Natural, Iberdrola, Iberia, Novartis and RENFE, in addition to Ferrovial.

The Millennium Development Goals

The Millennium Development Goals is a plan agreed to by all of the world's countries and leading development institutions, which requires unprecedented efforts to meet the needs of the world's poorest citizens.

1. Eradicate extreme poverty and hunger
2. Achieve universal primary education
3. Promote gender equality and empower women
4. Reduce childhood mortality
5. Improve maternal health
6. Combat HIV/AIDS, malaria and other diseases.
7. Ensure environmental sustainability
8. Develop a global partnership for development



Joana, main character of "2015: A better world for Joana" project

Cultural and sport sponsorship

As a Corporate Citizen, Ferrovial sponsors several community projects in the areas where it operates.

The following sponsorships are some of the most interesting from a cultural point of view:

- Fundación Museo Guggenheim
- Fundación Orfeó-Catalá Palau de la Música
- Fundación Teatro Real
- Fundación Amigos del Museo del Prado
- Membership in the Royal Association of Friends of the Museo Nacional Reina Sofía
- Loans of artwork to the Spanish National Institute for the Performing Arts.
- Fundación Abadía de Montserrat

Other important sponsorships are Catalan Music Week (Palautordera) and the collaboration agreement signed last June to fund the A Coruña Symphony Orchestra.

Outstanding activities related to the recovery of artistic and cultural heritage include the repair of the Church of Zorita (Guadalajara) and the restoration of the Iglesia Mayor of Casares (Malaga). As for archaeological research, Ferrovial collaborates on paleontological monitoring in Pierola with the Heritage Section of the Catalan Government's Department of Culture. It has also begun constructing a dramatic arts centre at Yacimiento Mina Casa Montero in Madrid. In the sustainability area, Ferrovial sponsors the 2008 World Expo in Zaragoza 2008.

Ferrovial's main sport sponsorship was its support for "Desafio Español", the only Spanish sailing team to participate in the 32nd America's Cup (Valencia).

Guggenheim Museum in Bilbao (Spain)

Associations

Ferrovial maintains an active presence in the Spanish construction industry's R+D commission, SEOPAN, as well as the Spanish Construction Technology Platform, the Spanish Railway Technology Platform and the European Construction Technology Platform.

Furthermore, Ferrovial was an active member in the following associations during 2006:

- *ACI Europe (Airports Council International)*
- *Asociación Catalana de Instalaciones de Tratamiento de Residuos Especiales (ACITRE)*
- *Asociación de Directivos de Comunicación (ADC DIRCOM)*
- *Asociación de Empresas Constructoras de Ámbito Nacional (SEOPAN)*
- *Asociación de Gestores de Cooperativas (AGECOVI)*
- *Asociación de Promotores Inmobiliarios de Madrid(ASPRIMA)*
- *Asociación de Sociedades Españolas Concesionarias de Autopistas, Túneles, Puentes y Vías de Peaje (ASETA)*
- *Asociación Empresarial de Limpieza Pública (ASELIP)*
- *Asociación Empresarios Transportistas de Contenedores*
- *Asociación Española de Abastecimiento de Agua y Saneamiento (AEAS)*
- *Asociación Española de Contabilidad y Administración de Empresas (AECA)*
- *Asociación Española de Directivos de Personal (AEDIPE)*
- *Asociación Española de Empresas de Jardinería (ASEJA)*
- *Asociación Española de Empresas de Mantenimiento de Edificios, Infraestructuras e Industrias*
- *Asociación Española de Gestores de Residuos (ASEGRE)*
- *Asociación Española de Jardinería (ASEJA)*
- *Asociación Española de la Carretera (AEC)*
- *Asociación Española de Normalización y Certificación (AENOR)*
- *Asociación Española del Pacto Mundial (ASEPAM)*
- *Asociación Española para las Relaciones con Inversores (AERI)*
- *Asociación Nacional de Empresas Forestales (ASENFO)*
- *Asociación Nacional de la Vivienda (ANAVIF)*
- *Asociación para el Progreso de la Dirción (APD)*
- *Asociación Técnica de Puertos y Costas (ATPYC)*
- *Círculo de Empresarios*
- *Club de Gestión de la Calidad*
- *Confederación Española de Organizaciones Empresariales (CEOE)*
- *Confederación Nacional de la Construcción (CNC)*
- *Ecoembalajes España (ECOEMBES)*
- *Foment de Treball*
- *Foro de Reputación Corporativa (FRC)*
- *Fundación Empresa y Sociedad*
- *Fundación Entorno*
- *Fundació Forum Ambiental*
- *Fundación Investigación y Desarrollo Ambiental (FIDA)*
- *Fundación Lealtad*
- *Instituto de Empresa Familiar (IEF)*
- *Instituto de Sostenibilidad de Residuos (ISR)*
- *International Association for Bridge and Structural Engineering (IABSE)*
- *Madrid Excelente*
- *Sociedad Española de Facility Management International Sanitary Supply Association (INC)*
- *Sociedad Española de Presas y Embalses (SEPREM)*

Our Performance

Reference indicators for evaluating CSR policies' performance and the eficiency

Our commitment to our employees	2005	2006	Tend.
Employees with permanent contract	65,2%	84,0%	▲
Full-time employees	79,3%	69,4%	▲
Women in the workforce	27%	30%	▲
Average length of service of executives	9,9	10,55	▲
Investment in training hours	12.800	18.850	▲
Investment in training (thousand euro)	666.944	837.972	▲
Promoted employees	1.487	4.846	▲
Frequency index	67,8	66,72	▲
Incidence index	115,5	115,2	▲
Severity index	1,3	1,2	▲
Responsibility of our products and services	**2005**	**2006**	**Tend.**
Investment in environmental RDI	1.640	3.135	▲
Certified activity	79%	89%	▲
Number of incidences with suppliers worked with	136	262	▼
Number of complaints submitted of Grupo Ferrovial, S.A. in Spain in 2006	-	25	
Average Satisfaction level of our clients	-	3,9	
Complaints solved before 4 weeks	-	56%	
Commitment to the community	**2005**	**2006**	**Tend.**
Epi	95	122	▲
Enviromental fines	128.063	209.171	▼
Direct greenhouse gas emissions avoided due to biogas capture (CDTE)	482.138	478.407	▲
Direct greenhouse gas emissions avoided due to waste sorting (CDTE)	260.061	240.208	▲
Direct greenhouse gas emissions due to waste (CDTE / Ton biodegradable waste)	0,26	0,30	▲
Recycling of construction waste	282.200	358.346	▲
Controlled dumping of non-hazardous and inert waste	5.727.005	6.237.273	▲
Recycling waste in tranfer plants			
Packaging	58,8%	52,9%	▼
Industrial	90,6%	89,7%	▼
RSU	41,0%	37,6%	▼
RCD	98,0%	99,7%	▲
Dialogue with the main stakeholders	**2005**	**2006**	**Tend.**
Suggestion box for the employees	115	80	▼
Employee communications- Intranet (News items, Circulars, Concessions)	805	933	▲
Presentations to analysts	6	12	▲
Reports on Ferrovial	154	165	▲
Conexions to Results presentation by internet	1.023	1.137	▲
News/circulars/new concessions published in intranet	840	933	▲
Employees in the web	655	783	▲
Performance survey (number of employees)	1.991	2.917	▲
Number of employees to fill the laboral enviroment survey	5.565	7.244	▲
Number of answers of the survey (share of participation)	52.00%	41,6%	▼
Score received by Grupo Ferrovial, S.A. in the report by the DJSI	70%	68%	▼
Economic dimension	79%	75%	▼
Enviromental dimension	71%	67%	▲
Social dimension	63%	66%	▲

Glossary of terms

AENOR: Organisation dedicated to the development of standardisation and certification in all industrial and service sectors.

Bimodal Vehicle: Hybrid Vehicle combining an electric engine and a diesel engine.

Biodiesel: Synthetic liquid biofuel obtained from natural lipids such as vegetable oils or animal fats.

CAMM: Computer Aided Maintenance Management Software applied to the maintenance of water facilities.

CDW: Construction and Demolition Waste. This includes hazardous waste, non-hazardous waste and non-hazardous inert waste.

CENIT Programme: National Strategic Technological Research Consortiums. This programme aims to increase public and private co-operation in R&D&I.

CLEAM Project: Project for clean, efficient and environmentally friendly construction.

CNG: Compressed Natural Gas.

Composting: Biological aerobic process, in which microorganisms act on rapidly biodegradable material (plant remains, animal excrement and urban waste), to produce compost.

EDAR: Waste Water Treatment Plant.

Environmental Impact: Any change to the environment, whether beneficial or adverse, as a result, wholly or in part, of the activities, products and services of an organisation.

ERAR: Waste Water Regeneration Plant.

ETAP: Drinking Water Treatment Plant.

FREE System: Centralised system for rotation parking. Consisting of control equipment which lists free parking places in real time and on the internet.

FSC: Forest Stewardship Council. The only certification system to receive the recognition of a large number of institutions, companies and ecological and socially responsible organisations on a global scale. Wood based products bearing the FSC certificate have been extracted and processed in accordance with ecological, sustainable, socially fair and responsible criteria.

GIS Platform: Geographic Information Systems.

GPS: Global Positioning System.

Greenhouse gases: Contaminating gases released into the atmosphere as a result of the incineration of fossil fuels and other resources, which worsen the greenhouse effect (effect recognised as the principal cause of global climate change). These gases include CO2, CH4, N20, HFCs, PFCs, SF6 and other CO2 equivalents. They are controlled under the Kyoto Protocol.

IATA: International Air Transport Association. Instrument for co-operation between airlines, promoting safety, reliability, trust and economy in air transport to the benefit of consumers around the world.

IDAM: Seawater Desalination Installation.

IMADE: Madrid Institute of Development. Service Network for the Development and Creation of Businesses.

ISPA: Instrument for Structural Policies for Pre-Accession. Financial instrument for environmental projects that enable the application of European directives requiring major investment.

ISO Standard: Regulation established by the International Standard Organisation.

LNG: Liquefied Natural Gas.

ORA: Parking Regulations Ordinance.

PFI: Private Finance Initiative.

PPP: Public Private Partnership. Co-operation between the public authorities and private businesses to guarantee the financing, construction, renewal, management or maintenance of an infrastructure or the provision of a service.

Precautionary principle: As science is not always able to provide a clear answer as to the safety or harmlessness of a product, the precautionary principle justifies the adoption of measures to guarantee the drafting and distribution of products in safe conditions.

R&D&I: Research, Development and Innovation.

SAFETEA: United States Federal funding programme for the construction and maintenance of roads and motorways in the country.

Stakeholders: Stakeholders are defined as those individuals or groups: a) who can reasonably expect to be significantly affected by the activities, products and/or services of the organisation; or b) whose actions might reasonably be expected to affect the capacity of an organisation to successfully implement its strategies and achieve its objectives.

Structure personnel: Employees united by a contractual relation with companies from the Ferrovial Group.

Sustainable Development: This term was first used in 1987 (Brundtland Report). According to the Rio Declaration on Environment and Development (1992), this is development which meets the needs of present generations without compromising the ability of future generations to meet their own needs.

TEA-21: Transportation equity Act for the 21st century.

"Train to Gain" Programme: United Kingdom Central Government Programme designed to aid businesses to train their employees.

Corporate University: International centre created in Madrid for the training of employees of the Ferrovial Group.



PricewaterhouseCoopers
Asesores de Negocios, S.L.
Paseo de la Castellana, 43
28046 Madrid
España
Tel.: +34 915 684 400
Fax: +34 913 083 566
www.pwc.com/es

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH

INDEPENDENT ASSURANCE REPORT

ON CORPORATE SOCIAL RESPONSIBILITY INDICATORS

To the shareholders of Grupo Ferrovial, S.A.(from now on Ferrovial)

1. We have performed the procedures described in paragraph 2 below in order to review the indicators included on the list named "Table of verified indicators" of the 2006 Annual Report of Ferrovial, relating to Corporate Social Responsibility for the year ended 31 December 2006. These indicators are those deemed most relevant by the Management of Ferrovial, with respect to its stakeholders.

   The Management of Ferrovial is responsible for the information contained on Corporate Social Responsibility chapter and for the design, implementation and maintenance of the processes for preparing such information, as well as for the preparation thereof, which are set out on the list "Bases and criteria for calculating the indicators" of the 2006 Annual Report of Ferrovial.

   Based on the aforementioned bases and criteria for preparation and the review procedures carried out, our responsibility is to express a conclusion with moderate assurance on the following:

   - The reasonableness of the procedures and controls in place for the preparation, compilation and aggregation of the indicators to which our review refers.
   - Whether the indicators to which our review refers were prepared in accordance with the bases and criteria for preparation set down on the list name "Bases and criteria for calculating the indicators" of the 2006 Annual Report of Ferrovial.
   - The reasonableness and consistency of the values obtained for these indicators.

2. Our work has been undertaken in accordance with the standards and procedures set down in International Standards on Assurance Engagements (ISAE) 3000 "Assurance Engagements other than Audits on Reviews of Historical Information", in order to obtain moderate assurance. In general terms, the procedures we carried out have consisted of:

   - Conducting interviews with the personnel of Ferrovial who are responsible for the compilation of the information and preparation of the indicators to which our review refers.
   - Reviewing the documentary evidence used and the functioning of the systems and procedures set up in order to compile, calculate and aggregate the information on the part of Ferrovial.

PricewaterhouseCoopers Asesores de Negocios, S.L. - R.M. Madrid, hoja 65.390-2, folio 15, tomo 601, sección 3ª
CIF: B-78 016375



- Performing, on a sampling basis, limited substantive tests designed to assess the reasonableness and consistency of the corporate responsibility indicators to which our review refers.

3. On the basis of the procedures carried out, as described in paragraph 2 above, we can conclude that:

    - Nothing has come to our attention that would lead us to believe that the procedures and controls in place for the preparation, compilation and aggregation of the information relating to Corporate Social Responsibility indicators included on the list named "Table of verified indicators" of 2006 Annual Report of Ferrovial, relating to Corporate Responsibility, to which our review refers, do not provide a reasonable basis for obtaining such information.

    - We have identified no significant deviations in respect of the reasonableness and consistency of those corporate responsibility indicators with respect to the bases and criteria for preparation included on the list named "Bases and criteria for calculating the indicators" of the 2006 Annual Report of Ferrovial.

PricewaterhouseCoopers Asesores de Negocio, S.L.

Ignacio Fernández
Partner
16th March 2007

Table of verified indicators

Indicators verified for the stated companies in Spain (1)				2006	
Human resources					
The team	**Construction**	**Infrastructures**	**Services**	**Cespa**	**Corporation**
Average workforce in Spain (employees)	4,593	2,663	14,443	13,582	250
Average age of workforce (years)	39.4	37.8	41.4	38.93	37.9
Average length of service	7.4	5.7	7.3	7.49	9.8
Percentage of men / women (%)	89.3/10.7	55.76/44.24	37.47/62.53	86.55/13.50	61.02/38.98
Attrition rate (%)	10.69	6.80	9.82	1.00	7.02
Number of interns	79	3	28	20	3
Workforce by category					
Executives	70	60	35	11	31
Graduates and post-graduates	2066	156	508	460	121
Clerical workers	620	248	630	1032	91
Manual workers and line personnel	4042	2,198	13,270	12,349	7
Labour risks revention				**Grupo Ferrovial, S.A.**	
Incidence index				115.2	
Severity Index				1.19	
Frequency index				66.72	
Suggestion box				**Grupo Ferrovial, S.A.**	
Number of submissions via suggestion box				80	
Proposals				41	
Complaints				12	
Comments				27	
Breakdown of submissions by business area					
Construction (%)				26	
Services (%)				10	
Corporation (%)				3	
Infrastructure (%)				3	
Anonymous (%)				58	
Innovation					
Investment made in 2006 (€) (3)		**Infrastructures**	**Services**	**Cespa**	**Cadagua**
		22,543.19	296,956.20	1,095,995.74	421,135
Quality					
Complaints submitted to Grupo Ferrovial, S.A				**Grupo Ferrovial, S.A.**	
Number of complaints submitted to Grupo Ferrovial, S.A. in 2006				25	
Period of time in responding to complaints					
Period < 4 weeks				56	

4 weeks < Period < 8 weeks	80
8 weeks < Period < 15 weeks	100
Satisfaction of institutional car park customers (scale of 0 to 5)	**Dornier, S.A.**
Satisfaction with user service (scale of 0 to 5)	3.94
Satisfaction with the concession company's management and coordination (scale of 0 to 5)	3.98
Environment	
Environmental Performance Index	**Ferrovial Agromán, S.A.**
Monthly values for 2006	117, 101, 104, 98, 95, 101, 97, 108, 83, 103, 93, 122
Greenhouse gas emissions	**Cespa, S.A.**
Greenhouse gas emissions from waste (TCDE / tonne of waste)	0.3
Direct greenhouse gas emissions avoided by biogas capture (TCDE)	478,407.21
Energy produced	**Cespa, S.A.**
Electricity produced (through cogeneration) from incinerating hazardous waste (GJ)	66,016.80
Society	
Support for socio-economic development	**Grupo Ferrovial, S.A.**
"My Dream" Show, SERMES, AFANIAS, Sailing School for handicapped, "Stronger Together" program with NGO Intermón Oxfam, Foundations: Lealtad, Entreculturas, Mainel, Integra, Fundeso and Misioneras del Divino Maestro (€)	219,608.89

Indicators verified for Grupo Ferrovial and its subsidiaries and associates, based on the 2006 consolidated financial statements of Grupo Ferrovial, S.A. and its group of companies (2)	2006
Corporate governance	
Socially responsible investment (DJSI)	**Grupo Ferrovial, S.A.**
Ferrovial total score (%)	68
Ferrovial score - Economic dimension (%)	75
Ferrovial score - Environmental dimension (%)	67
Ferrovial score - Social dimension (%)	66
Environment	
Implementation of a certified environmental management system	**Grupo Ferrovial, S.A.**
See list of certified companies (Grupo Ferrovial companies with ISO 14001 certification) in the table "Certified Companies" on the "Responsibility for the Environment" section.	
See list of certified companies (Grupo Ferrovial companies with ISO 9001 certification) in the notes for the graph on "Certified Activity" on the "Quality" section.	
Percentage of certified activity under ISO 9001	
Construction (%)	90
Infrastructures (%)	55
Services (%)	95

1 Grupo Ferrovial S.A. in Spain: Grupo Ferrovial, S.A. and its subsidiaries and associates, based on the 2006 consolidated financial statements of Grupo Ferrovial, S.A. and its group of companies in Spain.
2 Grupo Ferrovial S.A.: Grupo Ferrovial, S.A. and its subsidiaries and associates, based on the 2006 consolidated financial statements of Grupo Ferrovial, S.A. and its group of companies.
3 See the corresponding notes in "Basis and Criteria for Calculating the Indicators" for the definitions of Construction, Infrastructures, Services, Cespa S.A. and Corporate.

Basis and Criteria for Calculating the Indicators

HUMAN RESOURCES	
Our Team	
Average workforce in Spain (employees)	**Infrastructures, Services, Corporate and Cespa:** Average number of employees hired in Spain in 2006. **Construction:** The workforce is calculated on the basis of data for employees whose salaries are processed at headquarters.
Average age of workforce (years)	The sum of employee ages, divided by the number of employees.
Average length of service	The sum of employee length of service divided by the number of employees.
Percentage of men/women	Percentage of men and women out of the total workforce.
Attrition	**Construction, Services, Cespa:** Total number of voluntary severances out of the average workforce in 2006. **Infrastructures and Corporate:** Total number of voluntary redundancies, leave for family/childcare and special leaves in the annual average workforce in 2006.
Number of interns	Number of interns in training in Ferrovial companies in 2006.
Workforce by categories	**Infrastructures, Construction and Cespa:** Distribution of the workforce by categories based on workforce data at the close of 2006. **Corporative and Services:** Distribution of the workforce by categories based on average workforce data in 2006.
Executives	Personnel in group 1 of the social security system.
Graduates and postgraduates	Personnel in groups 2,3 and 4 of the social security system.
Clerical workers	Personnel in groups 5, 6 and 7 of the social security system.
Manual workers and line personnel	Personnel in groups 8, 9, 10, 11 of the social security system.
Labour Risk Prevention	
Incidence Index	Number of accidents which occurred during the working day or on the way to and from work for every thousand workers exposed in Spain in 2006. It is based on the formula: II = total number of accidents involving days away from work which occurred during the working day* x 103 /average number of workers. * Construction: in accidents involving days away from work, including relapses.
Severity Index	Number of working days lost as a result of accidents which occurred during the working day or on the way to and from work for every 1000 hours work in Spain in 2006. It is based on the formula: SI = number of working days lost per year x 103 / number of hours worked (theoretical hours worked minus hours lost because of accidents involving days away from work, including on the way to and from work)
Frequency Index	Number of accidents which occurred during the working day or on the way to and from work for every million hours worked in Spain in 2006. It is based on the formula: FI = total number of accidents involving days away from work which occurred during the working day* x 106 / nº of hours worked (theoretical hours worked minus hours lost because of accidents involving days away from work, including on the way to and from work). * Construction: in accidents involving days away from work, including relapses.
Buzón de sugerencias	
Number of submissions via the suggestion box	Number of submissions (proposals, complaints and comments) made by employees via the Grupo Ferrovial, S.A. intranet in Spain in 2006.
Breakdown of submission and complaints by business area (%)	Percentage of submissions (proposals, complaints and comments) made by employees by business area (Construction, Services, Corporate, Infrastructure, Anonymous) via the Grupo Ferrovial, S.A. intranet in Spain in 2006.
INNOVATION	
Investments made in 2006	Economic investments in € in projects related to Grupo Ferrovial's technological improvement, modernisation and innovation in 2006.
QUALITY	
Complaints submitted to Grupo Ferrovial, S.A.	Number of complaints submitted to Grupo Ferrovial, S.A. in Spain in 2006 and accumulated percentage of the time period for closing complaints (period < 4 weeks; period < 8 weeks; period < 15 weeks).
Satisfaction of institutional car park customers	Percentage of customers responding to an annual internal survey who rated their satisfaction with user service (rating: 0 to 5) and with the concession company's coordination and management (rating: 0 to 5).

ENVIRONMENT	
Environmental Performance Index	
EPI	Monthly values (taking December's as the reference) of the overall Environmental Performance Index for Ferrovial Agromán, S.A.'s construction business in Spain, based on a mathematical algorithm validated by King Juan Carlos University and recognised by the UNESCO/Alfonso Martín Escudero Chair I Environmental Studies. The indicator is described in detail at www.canalconstruccionsostenible.com. The criteria used to calculate its variables are as follows: • Weighted rating of the environmental impact caused by construction projects. • Percentage of "ongoing projects" with environmental objectives set by the company in addition to those established by the project conditions. "Ongoing projects" are those between 10% and 85% complete (annual average). • Proposed environmental fines for infringement
Greenhouse gas emissions	
Greenhouse gas emissions from waste	Tonnes of CO_2 equivalent (TCDE) emitted per tonne of waste received at municipal and similar solid and inert waste landfills managed by Cespa, S.A. in Spain in 2006.
Direct greenhouse gas emissions avoided by biogas capture	Tonnes of CO_2 equivalent (TCDE) emissions avoided, estimated from methane captured at municipal and similar solid and inert waste landfills managed by Cespa, S.A. in Spain in 2006. This was calculated using the factors recommended by the GHG Protocol Initiative (www.ghgprotocol.org).
Energy produced	
Electricity produced (by cogeneration) in incinerating hazardous waste (GJ)	GJ of electricity produced (by cogeneration) in the incineration plant for hazardous waste in Constantí (Tarragona) managed by Grecat, a subsidiary 33% of which is owned by Ecocat, in which Cespa S.A. in Spain has a 50% stake in 2006.
Implementation of a certified environmental management system	
ISO 14001 certified Companies in Grupo Ferrovial S.A. Percentage of ISO 9001-certified activities % Construction (1) % Infrastructures (2) % Services (3)	Grupo Ferrovial S.A. companies with current ISO 14001 certification in 2006. Percentage of ISO 9001-certified activities. Grupo Ferrovial S.A. with ISO 9001 certification in 2006 compared to the consolidated INCN. (1) Ferrovial Agromán S.A., Ferrovial Conservación S.A. (Ferconsa), Castillejos S.A., Budimex S.A., Cadagua S.A., Tecpresa S.A. and Ditecpesa S.A. (2) Cintra S.A., Dornier S.A. and Femet S.A. Does not include BAA. (3) Cespa S.A., Amey (Infrastructure Services, Tube Services, Business Services), Swissport Int. Ltd., Ferroser S.A., Eurolimp S.A. and Grupisa S.A.
SOCIETY	
Support for socio-economic development	Projects by Grupo Ferrovial, S.A. in Spain in 2006 related to social and cultural activities.
GOOD GOVERNANCE	
Socially Responsible Investment (SRI)	Score received by Grupo Ferrovial, S.A. as set out in the report by the Dow Jones Sustainability Index (DJSI). The details of the design, methodology and components of the DJSI are available at www.sustainability-indexes.com.

Grupo Ferrovial S.A.: Grupo Ferrovial, S.A. and its subsidiaries and associates, based on the 2006 consolidated financial statements of Grupo Ferrovial, S.A. and its group of companies

Construction: Ferrovial-Agromán S.A. and its subsidiaries in Spain: Ferrovial-Agromán S.A., Ferrovial Conservación S.A. (Ferconsa), Edite S.A., Cadagua S.A., Construcciones Culturales S.A. (COCSA), Ditecpesa S.A., Boremer S.A., Técnicas del Pretensado de Services Auxiliares S.L..

Infrastructures: CINTRA S.A. and its subsidiaries in Spain (except Ferrovial Aeropuertos S.L.): Concesiones de Infrastructures de Transporte S.A., Cintra Aparcamientos S.A., Autopista Trados 45 S.A., Inversora de Autopistas del Sur, S.L., Aparva S.L., Inversora de Autopistas de Levante, S.L.

Services: Ferrovial Services S.A and its subsidiaries in Spain: EUROLIMP S.A., GRUPISA S.A., and Ferrovial Services S.A. (Ferroser), except CESPA S.A. which has a separate report in the Table of Indicators. CESPA S.A.: CESPA S.A. and its subsidiaries in Spain: Compañía Española de Servicios Públicos Auxiliares S.A., and Ecocat S.L.

Corporative: Grupo Ferrovial S.A. (Ferrovial Corporación)'s corporate services.

Index of GRI Indicators

Section	Content, indicator according to GRI guideline	Page/ Section
	General information	
	1. Vision and strategy	
1.1	Vision and strategy of the company regarding sustainable development	268-275
1.2	Chairman's message	2-3
	2. Organisation profile	
2.1	Name of reporting organisation	Back cover
2.2	Major products	6-61, 96-98
2.3	Operational structure of the organisation	4-5, 64-91, 226-261
2.4	Description of major divisions, operating companies, subsidiaries and joint ventures	6-61, 64-91, 95-221
2.5	Country in which the organisation's operations are located	Back cover, 6-61, 64-91, 95-221
2.6	Nature of ownership	226-261
2.7	Nature of markets service	6-61
2.8	Scale of the reporting organisation	Back cover, 6-61, 64-93, 271
2.9	List of stakeholders	266-267
2.10	Contact person for the report	Inside back cover
2.11	Reporting period	All the Annual Report
2.12	Date of most recent previous report	92-221
2.13	Boundaries of report	6-61, 92-221
2.14	Significant changes (in size, structure, ownership) on the company and its environment	6-61, 92-221
2.15	Basis for reporting on joint ventures	92-221
2.16	Explanation of the nature and defect of any re-statements of information provided in earlier reports	92-221
2.17	Decisions not to apply GRI criteria	No aplica
2.18	Criteria used in any account for costs and benefits	92-221
2.19	Significant changes in the measurement methods applied to key information	92-221
2.20	Policies and internal practices to enhance and provide assurance about the accuracy, completeness and reliability of the report	64-91, 230-251
2.21	Policy and current practice with regard to providing independent assurance for the full report	225, 306
2.22	Means by which report users can obtain additional information and reports about economic, environmental and social aspects	Inside back cover, web references
	3. Governance Structure and Management Systems	
3.1	Governance Structure	226-261
3.2	Percentage of the board of directors that are independent directors	4, 226-261
3.3	Board members need to guide the strategic direction of the organisation, in environmental and social issues	264-269, 282-295, 296-301
3.4	Board-level processes for the identification and management of economic, environmental and social risks and opportunities	226-261, all the Annual Report
3.5	Linkage between executive compensation and achievement of the organisation's economic, environmental and social goals	226-261
3.6	Organisational structure and key individuals responsible for oversight, implementation and audit of economic, environmental and social policies	8-225, 226-261
3.7	Mission and values statements, internally developed codes of conduct or principles and policies relevant to economic, environmental and social performance and the status of implementation	264-269
3.8	Mechanisms for shareholders to provide recommendations to the board of directors	226-261
3.9	Basis for the identification and selection of major stakeholders	264-269
3.10	Approaches to stakeholder consultation	264-269
3.11	Type of information generated by stakeholder consultations	264-269
3.12	Use of information resulting from stakeholder engagements	264-269
3.13	Explanation of whether and how the precautionary principle is addressed by the organisation	64-221, 226-261
3.14	Externally developed, voluntary economic, environmental and social initiatives and engagements	264-306
3.15	Memberships in associations and/or national/international advocacy organisations	296-301
3.16	Policies and/or systems for managing upstream and downstream impacts	226-261, 226-306
3.17	Organisation's approach to managing indirect economic, environmental and social impacts	226-261, 226-306
3.18	Major decisions taken during the reporting period regarding the location of or changes in operations	64-221
3.19	Programmes and procedures pertaining to economic, environmental and social performance	All the Annual Report
3.20	Status of certification pertaining to economic, environmental and social management systems	64-221, 290-296, 296-306
	Performance indicators	
	1. Economic Performance Indicators	
EC-1	EBIT Margin	2-61, 64-221
EC-2	Geographic breakdown of markets	2-61, 64-221
EC-3	Cost of all goods, materials and services purchased	64-221
EC-4	Percentage of contracts that were paid in accordance with agreed terms	286-288
EC-5	Total payroll and benefits broken down by country	180 , 271-272
EC-6	Distributions to providers of capital	64-221
EC-7	Increase/decrease in retained earnings at end of period	64-91, 92-221
EC-8	Total sum of taxes paid broken down by country	64-221
EC-9	Subsidies received broken down by country	155
EC-10	Donations to community, civil society	296-301
EC-11	Breakdown of suppliers representing over 10% of total purchases and countries were total purchase exceed 5% of GDP	286-288
EC-12	Total spent on non-core business infrastructure development	296-301

EC-13	The organisation's indirect economic impacts	264-306
	2 - Environmental performance indicators	
EN-1	Total materials used other than water	290-294
EN-2	Percentage of materials used that are wastes (processed or unprocessed) from external sources	290-294
EN-3	Energy use	290-294
EN-4	Indirect energy use	N. A.
EN-5	Water use	290-294
EN-6	Location and size of land owned, leased or managed in biodiversity-rich habitats	N. A.
EN-7	Description of the major impacts on biodiversity in terrestrial, freshwater and marine environments	290-294
EN-8	Greenhouse gas emissions	290-294
EN-9	Use and emissions of ozone-depleting substances	No aplica
EN-10	Nox, Sox and other significant air emissions	290-294
EN-11	Total amount of waste by type and destination	290-294
EN-12	Sorts of sewage. Significant discharges of water by type	290-294
EN-13	Significant spills of chemicals, oils and fuels in terms of total number and total volume	290-294
EN-14	Significant environmental impacts of products and services	290-294
EN-15	Percentage of the weight of products sold that is reclaimable at the end of the products' useful life an percentage that is actually reclaimed	N. A.
EN-16	Incidents of and fines for non-compliance with regulations associated with environmental issues	290-294
EN-17	Initiatives to use renewable energy sources and to increase energy efficiency	280-294
EN-26	Changes to natural habitats and percentage of habitat protected or restored	290-294
EN-27	Objectives and programmes for protecting and restoring native ecosystems	290-294
EN-31	All production and transport of any waste deemed "hazardous" under the terms of the Basel Convention	290-294
EN-33	Performance of suppliers relative to environmental issues	286-294
EN-35	Investment in the environment	290-294
	3 - Social Performance Indicators	
	Labour practice	
LA-1	Breakdown of workforce	271, 274
LA-2	Net employment creation and average turnover segmented by country	272
LA-3	Percentage of employees covered by collective bargaining agreements broken down by country	271-275
LA-4	Policy and procedures involving information, consultation and negotiation over changes in the organisation	271-275
LA-5	Practices on recording and notification of occupational accidents and diseases	276-277
LA-6	Joint health and safety committees comprising management and worker representatives	276-277
LA-7	Standard injury, lost day and absentee rates and number of work-related fatalities	276-277
LA-8	Description of programmes (for the workplace and beyond) on HIV/AIDS	Not Available
LA-9	Average hours of training per year per employee by category of employee	273
LA-10	Equal opportunity policies or programmes	274-275
LA-11	Composition of senior management and corporate governance bodies (including female/male ratio, national/cultural diversity)	4-5, 226-261, 271-274
LA-12	Employee benefits beyond those legally mandated	271-281
LA-14	Evidence of substantial compliance with the ILO Guidelines for Occupational and Health Management Systems	276-277
LA-15	Agreements with trade unions or other bona fide employee representatives covering health and safety at work	276-277
LA-16	Description of programmes to support the continued employability of employees and to manage career endings	271-275
LA-17	Specific policies for skills management or for lifelong learning	271-275
	Human Rights	
HR-1	Policies, guidelines, corporate structure and procedures to deal with all aspects of human rights relevant to company operations	249-255, 266-269, 271-275
HR-2	Evidence of consideration of human rights impacts as part of investment and procurement decisions, including selection of suppliers/contractors	249-255, 266-269, 271-275
HR-3	Policies and procedures to evaluate and address human rights performance within the supply chain and contractors	249-255, 266-269, 271-275
HR-4	Policies and procedures preventing all forms of discrimination at work	249-255, 266-269, 271-275
HR-5	Freedom of association policy and extent to which this policy is universally applied independent of local law	249-255, 266-269, 271-275
HR-6	Policy excluding child labour	249-255, 266-269, 271-275
HR-7	Policy to prevent forced and compulsory labour	249-255, 266-269, 271-275
HR-8	Employee training on policies and practices concerning all aspects of human rights	249-255, 266-269, 271-275
HR-9	Appeal and complaints practices, including, but not limited to, human rights issues	249-255, 266-269, 271-275
HR-10	Non-retaliation policy and effective, confidential employee grievance system	249-255, 266-269, 271-275
	Society	
SO-1	Description of policies to manage impacts on communities in areas affected by activities	264-306
SO-2	Policy, procedures and mechanisms addressing bribery and corruption	264-306
SO-3	Policy, procedures and mechanisms for managing political lobbying and contributions	264-306
SO-4	Awards received relevant to social, ethical and environmental performance	264-306
SO-7	Policy, procedures and mechanisms for preventing anti-competitive behaviour	264-306
	Product Responsibility	
PR-1	Policy for preserving customer health and safety during use of products and services	249-255, 284-287
PR-2	Policy, procedures/management systems and compliance mechanisms related to product information and labelling	N. A.
PR-3	Policy, procedures/management systems and compliance mechanisms for consumer privacy	284-285
PR-8	Policy, management systems and compliance mechanisms related to customer satisfaction	285-293

Publisher: **Ferrovial**
Design and layout: **Pierre Comunica**
Production: **Pierre Comunica**
Translation: **GMS Global Multilingual Solutions**
Photomechanics and printing: **Gráficas Arrels**
Legal Deposit: **D.L.T. 412/2007**



ferrovial



Significant events 2006-2007

ACQUISITION OF BAA, THE LARGEST PRIVATE INFRASTRUCTURE OPERATOR IN THE WORLD

On 6 June, Ferrovial acquired the BAA airport operator for 935 pence per share plus a dividend declared by BAA of 15.25 pence per share. On 15 August, BAA was delisted from the London Stock Exchange.

SALE OF THE REAL ESTATE DIVISION TO HABITAT

Ferrovial undertakes to acquire 20% of the new real estate group. Grupo Ferrovial and Habitat Grupo Empresarial agreed the transfer of 100% of the shares from the Grupo Ferrovial real estate division for a total (enterprise value) of 2.2 billion euro.

EXPANSION IN THE US MARKET

On 29 June, Cintra began maintenance and operation of the 253 km Indiana Toll Road in the US, to run for the next 75 years.

AMICABLE SETTLEMENT IN CANADA

407 ETR Concession Company Limited has made an amicable settlement with the Province of Ontario regarding all disputes that have taken place between them until the present day.

FIRST PROJECT AWARDED IN THE TRANS-TEXAS CORRIDOR CONTRACT

Cintra signed a 65% agreement with the Texas Department of Transportation (TxDOT) to build and operate sections 5 and 6 of the SH-130 toll road.



CQUISITION IN THE UNITED NGDOM

ncy reached an agreement r the acquisition of Owen illiams, a civil engineering ompany in the United ngdom, specialising in esign, project management nd consultancy in the use of ad and rail infrastructures.

SALE OF BRISTOL AIRPORT TO MACQUARIE

Macquarie Airports exercised its put option over the Ferrovial Aeropuertos stake in the holder of the rights over Bristol Airport. Effective transfer of the shares took place on 27 December 2006 at the agreed price.

ENTRANCE INTO THE GREEK CONCESSION MARKET

Cintra has been selected as a 33.34% Provisional Contractor to design, build, finance and operate the Ionian Roads toll road project. Also, Cintra became the Provisional Contractor for designing, building, financing and operating the Central Greece Motorway -E65- toll road, with an investment of approximately 1.5 billion euro.

AMEY SELECTED FOR MANAGEMENT AND MAINTENANCE OF THE ROAD NETWORK IN BIRMINGHAM

The contract, awarded under PFI (Private Finance Initiative), includes maintenance, improvement and refurbishment of a total of 2,500 kilometres of roads in the city of Birmingham, and improvement and refurbishment of pavements, bridges, street lights and traffic signals, along with management of green areas adjacent to the roads.

PREFERRED TENDERER FOR A SECOND PROJECT IN IRELAND

The Consortium in which Cintra holds a 90% stake was selected as the Preferred Tenderer for awarding of the concession for the M3 toll road between Clonee and North of Kells.

DIRECTORY

GRUPO FERROVIAL
Príncipe de Vergara, 135
28002 Madrid
Tel. +34 91 586 25 00
Fax +34 91 586 26 77

FERROVIAL AGROMÁN
Ribera del Loira, 42
Parque Empresarial Puerta de las Naciones
28042 Madrid
Tel. +34 91 300 85 00
Fax +34 91 300 88 96

FERROVIAL INFRAESTRUCTURAS
Plaza Manuel Gómez Moreno, 2
Edificio Alfredo Mahou
28020 Madrid
Tel. +34 91 418 56 00
Fax +34 91 555 12 41

FERROVIAL INMOBILIARIA
López de Hoyos, 35
28002 Madrid
Tel. +34 91 586 99 00
Fax +34 91 586 25 56

FERROVIAL SERVICIOS
Serrano Galvache, 56
Edificio Madroño - Parque Norte
28033 Madrid
Tel. +34 91 338 83 00
Fax +34 91 388 52 38

SHAREHOLDER RELATIONS
Príncipe de Vergara, 135
28002 Madrid
Tel. 902 25 30 50
e-mail: accionistas@ferrovial.es

If you have any queries about any aspect of the Annual Report, please contact:

COMMUNICATIONS DEPARTMENT, CR AND CHAIRMAN'S OFFICE
Príncipe de Vergara, 135
28002 Madrid
e-mail: comunicacion@ferrovial.es
www.ferrovial.com

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FSC